Form 10-K, Exhibit 13
period 1995-12-31
SAN JUAN BASIN ROYALTY TRUST
filed 1996-04-15
CIK 319655

              S A N  J U A N  B A S I N  R O Y A L T Y  T R U S T

            1 9 9 5  A N N U A L  R E P O R T  &  F O R M  1 0 - K

                     [PICTURE OF WORK GLOVES APPEARS HERE]

The principal asset of the San Juan Basin Royalty Trust (the "Trust") consists of a 75% net overriding royalty interest carved out of certain of Southland Royalty Company's ("Southland Royalty") oil and gas leasehold and royalty interests in the San Juan Basin of northwestern New Mexico.

Units of Beneficial Interest The Units of Beneficial Interest of the Trust ("Units") are traded on the New York Stock Exchange under the symbol "SJT." From January 1, 1994, to December 31, 1995, quarterly high and low sales prices and the aggregate amount of monthly distributions per Unit paid each quarter were as follows:

- --------------------------------------------------------------------------------
  1995                             High                Low          Distribution
- --------------------------------------------------------------------------------
  First Quarter                    $7.375           $5.875              $.090595

  Second Quarter                    7.250            5.625               .108430

  Third Quarter                     7.000            5.875               .071482

  Fourth Quarter                    6.875            5.750               .025360

    Total for 1995                                                      $.295867
- --------------------------------------------------------------------------------


- --------------------------------------------------------------------------------
  1994                             High                Low          Distribution
- --------------------------------------------------------------------------------
  First Quarter                    $9.875           $8.125              $.151503

  Second Quarter                    9.000            8.000               .182759

  Third Quarter                     8.875            7.375               .081320

  Fourth Quarter                    7.875            5.875               .070002

    Total for 1994                                                      $.485584
- --------------------------------------------------------------------------------


  At December 31, 1995, 46,608,796 Units outstanding were held by 2,906 Unit holders of record. The following table presents information relating to the distribution of ownership Units:


- --------------------------------------------------------------------------------
Type of                                             Number of
Unit Holders                                     Unit Holders         Units Held
- --------------------------------------------------------------------------------
Individuals                                             2,286          4,170,017

Fiduciaries                                               537            995,603

Institutions                                               65          1,230,268

Brokers, Dealers and Nominees                              10         38,679,138

Corporations and Partnerships                               7          1,533,700

Miscellaneous                                               1                 70

   Total                                                2,906         46,608,796
- --------------------------------------------------------------------------------

TO UNIT HOLDERS


    We are pleased to present the 1995 Annual Report of the San Juan Basin Royalty Trust. The report includes a copy of the Trust's Annual Report on Form 10-K to the Securities and Exchange Commission for the year ended December 31, 1995, without exhibits. The Form 10-K contains important information concerning the Trust's properties, including the oil and gas reserves attributable to the net overriding royalty interest owned by the Trust.

    The Trust was established in November 1980 by Trust Indenture between Southland Royalty and Texas American Bank/Fort Worth, N.A. Pursuant to the Indenture, Southland Royalty conveyed to the Trust a 75% net overriding royalty interest carved out of Southland Royalty's oil and gas leasehold and royalty interest in the San Juan Basin of northwestern New Mexico. This net overriding royalty interest (the "Royalty") is the principal asset of the Trust.

    Effective January 1, 1996, Southland Royalty, a wholly-owned subsidiary of Meridian Oil Inc. ("MOI") was merged with and into MOI, by which action the separate corporate existence of Southland Royalty ceased and MOI survived and succeeded to the ownership of all of the assets, has the rights, powers and privileges and assumed all of the liabilities and obligations of Southland Royalty. Production figures provided in this letter and in the Trustee's Discussion and Analysis are based on information provided by Southland Royalty and MOI.

    Under the Trust Indenture, Bank One, Texas, NA (successor trustee) as Trustee, has the primary function of collecting monthly net proceeds ("Royalty Income") attributable to the Royalty and making the monthly distributions to the Unit holders after deducting administrative expenses and any amounts necessary for cash reserves.

    Income distributed to Unit holders for the year 1995 was $13,790,101 or $.295867 per Unit. This distributable income consisted of Royalty Income of $15,156,292 plus interest income of $31,978, less administrative expenses of $1,398,169.

    In September 1988, the Trust was advised by Southland Royalty and its affiliate MOI, both of which were subsidiaries of Burlington Resources, Inc., that they had initiated a drilling program in the San Juan Basin of northwestern New Mexico involving development of Fruitland Coal Seam gas reserves on properties in which the Trust owns an interest. For more information on the coal seam drilling program and the related Federal income tax credit associated with gas produced from coal seam wells drilled before January 1, 1993, please see the "Description of the Properties" section of this Annual Report.

    On June 5, 1995, the Trustee announced that non-binding mediation, which had been ongoing with regard to the lawsuit filed against Southland Royalty and MOI in the state district court in Santa Fe County, New Mexico, was not successful in resolving the claims asserted by the Trust. Trial has been set for July 15, 1996.

    Information about the Trust's estimated proved reserves of gas, including coal seam gas, and of oil as well as the present value of net revenues discounted at 10% can be found in Item 2 of the accompanying Form 10-K.

    Royalty Income is generally considered portfolio income under the passive loss rules enacted by the Tax Reform Act of 1986. Therefore, it appears that Unit holders should not consider the taxable income from the Trust to be passive income in determining net passive income or loss. Unit holders should consult their tax advisors for further information.

    Unit holders of record will continue to receive an individualized tax information letter for each of the quarters ending March 31, June 30 and September 30, 1996, and for the year ending December 31, 1996. Unit holders owning Units in nominee name may obtain monthly tax information from the Trustee upon request.

Bank One, Texas, NA, Trustee


By: /s/ Lee Ann Anderson
Lee Ann Anderson
Vice President

DESCRIPTION OF THE PROPERTIES

    The San Juan Basin properties from which the Trust's net overriding royalty interest was carved are located in San Juan, Rio Arriba and Sandoval counties of northwestern New Mexico (the "Trust properties"). The Trust properties contain 151,900 (119,000 net) producing acres.

    The Trust properties have historically produced gas primarily from conventional wells drilled to three major formations: the Pictured Cliffs, the Mesa Verde and the Dakota, ranging in depth from 1,500 to 8,000 feet. The characteristics of these reservoirs result in the wells having very long productive lives. A production index for oil and gas properties is the number of years derived by dividing remaining reserves by current production. Based upon the reserve report prepared by independent petroleum engineers as of December 31, 1995, the production index for the San Juan Basin properties is estimated to be approximately 10.2 years.

    During 1988, a drilling program was initiated involving development of Fruitland Coal Seam gas reserves. Wells drilled in the Fruitland Coal Seam range in depth from 2,500 to 3,500 feet on 320-acre spacing.

    The process of removing coal seam gas is often referred to as degasification or desorption. Millions of years ago, natural gas was generated in the process of coal formation and adsorbed into the coal. Water later filled the natural fracture system. When the water is removed from the natural fracture system, reservoir pressure is lowered and the gas desorbs from the coal. The desorbed gas then flows through the fracture system and is produced at the well bore. The volume of formation water production typically declines with time and the gas production may increase for a period of time before starting to decline. In order to dispose of the formation water, surface facilities including pumping units are required, which results in the cost of a completed well being as much as $500,000.

    From 1988 through December 31, 1995, Southland Royalty has participated in the completion of 111 gross (74.46 net) and recompletions of 106 gross (65.80 net) coal seam wells on Trust properties. At December 31, 1995, 145 coal seam wells had been connected to pipeline facilities. During 1995, these coal seam wells produced a total of approximately 12,147,483 MMBtu (or 13,485,881 Mcf) of gas from the Trust properties, which was sold at an average price of $.85 per MMBtu.

    Production from coal seam wells drilled prior to January 1, 1993, qualifies for Federal income tax credits through 2002. For 1995 the credit was approximately $1.01 per MMBtu. During 1995, potential Section 29 tax credits of approximately $.103 per Unit were generated for Trust Unit holders from production from coal seam wells.

    During 1995, Southland Royalty incurred approximately $6,560,276 of capital expenditures for the drilling and completion of 24 gross (11.41 net) conventional wells, drilling and completion of 5 gross (2.54 net) coal seam wells, recompleting 24 gross (11.41 net) coal seam wells, recompleting 38 gross (8.61 net) conventional wells and other maintenance activities. There were 4 gross (1.89 net) coal seam wells and 7 gross (2.24 net) conventional wells in progress at December 31, 1995. During 1994, Southland Royalty participated in the completion of 13 gross (1.96 net) conventional wells, drilling and completion of 8 gross (4.80 net) conventional wells as coal seam wells, recompleting 44 gross (12.96 net) conventional wells and maintenance activities and facilities costs at a cost of $9,409,000.

    Due to the size of the coal seam drilling program in the San Juan Basin during the last several years by various operators, there has been more gas deliverability than available pipeline capacity. Consequently, these properties produced only 20.4 Bcf during 1991. As a result, several natural gas transportation companies commenced pipeline expansion projects which almost doubled the available transportation capacity out of the San Juan Basin. These projects were completed during 1992 and production increased to 26.6 Bcf for 1992 and to 34.4 Bcf for 1995. MOI has informed the Trustee that mainline capacity out of the San Juan Basin is approximately 2.93 Bcf per day for El Paso Natural Gas Pipeline Company and approximately .52 Bcf per day for Transwestern Pipeline Company.

    Based on existing geological and pricing information, there are approximately 25 net conventional gas wells remaining to be drilled on the Trust properties. Proved undeveloped reserves have been assigned to these wells. MOI has advised the Trust that its 1996 capital projections for Trust working interests are estimated to be in the range of the amount spent in 1995. Fruitland Coal is estimated to be approximately 15% of the total and the remainder would be conventional projects. Development plans are dependent upon numerous factors, including, but not limited to, drilling results of gas wells, anticipated demand for gas, the sales price of gas, cost to drill the wells and other factors that MOI may deem appropriate. Gas production from the Trust properties is sold in both interstate and intrastate commerce under the Natural Gas Policy Act of 1978 ("NGPA"). For a further discussion of gas pricing, gas purchasers, gas production and regulatory matters affecting gas production see "Item 2. Properties," in the accompanying Form 10-K.

                       [PICTURE OF PICK AX APPEARS HERE]

TRUSTEE'S DISCUSSION AND ANALYSIS

    Distributable income consists of Royalty Income plus interest, less the general and administrative expenses of the Trust and any changes in cash reserves established by the Trustee. For the year ended December 31, 1995, distributable income was $13,790,101, which was less than the $22,632,493 distributed in 1994. The net decrease was primarily attributable to significantly lower gas prices. Interest income decreased from $38,129 in 1994 to $31,978 in 1995 primarily due to decreased funds available for investment.

    Royalty Income for the calendar year is associated with actual gas and oil production during the period from November of the preceding year through October. Gas and oil sales attributable to the Royalty for the past five years, excluding portions attributable to litigation settlement proceeds (see Note 6 to accompanying Financial Statements), are summarized in the following table:

- ------------------------------------------------------------------------------------------------------------------------------------
                                                    1995               1994               1993               1992               1991
- ------------------------------------------------------------------------------------------------------------------------------------
Gas - Mcf                                     13,331,758         15,459,542         23,895,506         13,984,645          6,892,757

Average Price (per Mcf)                            $1.25              $1.66              $1.70              $1.57              $1.66

Oil - Bbls                                        29,424             36,769             51,921             41,087             21,878

Average Price (per Bbl)                           $14.43             $13.09             $15.58             $17.65             $20.50

- ------------------------------------------------------------------------------------------------------------------------------------

    The average gas price declined in 1992 primarily as a result of lower spot market prices in the second and third quarters of 1992. Due to the increase in the average price of gas in the first quarter of 1993, the average price for the year increased. Gas and oil prices declined in 1994. Gas prices plummeted in the San Juan Basin in 1995 due to a surplus of gas supplies. Since the oil and gas sales attributable to the Royalty are based on an allocation formula that is dependent on such factors as price and cost, the production amounts do not provide a meaningful comparison.

    Total gas and oil production from the properties from which the Royalty was carved for the five years ended December 31, 1995, were as follows:


- ------------------------------------------------------------------------------------------------------------------------------------
                                                    1995               1994               1993               1992               1991
- ------------------------------------------------------------------------------------------------------------------------------------
Gas - Mcf                                     34,387,190         34,222,189         40,736,391         26,642,265         20,390,665

Mcf per day                                       94,211             93,759            111,607             72,993             55,865

Oil - Bbls                                        75,014             84,648             88,466             79,600             74,005

Bbls per day                                         206                232                242                218                203

- ------------------------------------------------------------------------------------------------------------------------------------

    The fluctuations in annual gas production that have occurred during these five years generally resulted from changes in the demand for gas during that time, marketing conditions and production from new wells. Production from the properties from which the Royalty was carved is influenced by the line pressures of the gas gathering systems in the San Juan Basin. Expansion during 1992 of the gas transmission systems that transport gas out of the San Juan Basin resulted in increased production beginning in 1992. Higher volumes in 1993 can be partially attributed to gas balancing in the San Juan 30-6 Federal Unit which occurred in the third and fourth quarters of 1993. Production from the 30-6 Unit was more normalized in 1994 and 1995.

    Royalty Income for the five years ended December 31, 1995, was determined as shown in the following table:


- ------------------------------------------------------------------------------------------------------------------------------------

                                                        1995              1994              1993              1992              1991

- ------------------------------------------------------------------------------------------------------------------------------------


Gross Proceeds from the
Southland Royalty Properties
from which the Trust's Overriding

Royalty was carved:

Gas                                              $41,483,305       $54,357,586       $69,266,623       $41,961,599       $29,399,897


Oil                                                1,084,262         1,140,738         1,384,468         1,409,179         1,453,798


Other                                                  2,592               -0-               -0-               -0-               -0-


Litigation Settlement                                    -0-               -0-               -0-        16,118,174        14,726,971

                                                 -----------       -----------       -----------       -----------       -----------

    Total                                         42,570,159        55,498,324        70,651,091        59,488,952        45,580,666

                                                 -----------       -----------       -----------       -----------       -----------


Less Production Costs:

Capital Costs                                      6,560,277         9,409,462         3,988,136         2,530,833         3,164,737


Severance Tax - Gas                                4,694,750         5,864,834         6,543,615         3,696,172         2,569,476


Severance Tax - Oil                                  115,474           117,028           153,072           155,663           164,280


Severance Tax - Other                                    117               -0-               -0-               -0-               -0-


Severance Tax - Litigation                               -0-               -0-               -0-           356,944           370,522


Lease Operating Expenses                          10,991,152         9,066,750         9,864,773         9,423,403        10,459,171

                                                 -----------       -----------       -----------       -----------       -----------

    Total                                         22,361,770        24,458,074        20,549,596        16,163,015        16,728,186

                                                 -----------       -----------       -----------       -----------       -----------


  Net Profits                                     20,208,389        31,040,250        50,101,495        43,325,937        28,852,480


  Royalty Percentage                                     75%               75%               75%               75%               75%


  Royalty Income                                 $15,156,292       $23,280,188       $37,576,121       $32,494,453       $21,639,360

                                                 ===========       ===========       ===========       ===========       ===========

- ------------------------------------------------------------------------------------------------------------------------------------


    The capital costs incurred by Southland Royalty on the properties from which the Royalty was carved for the year ended December 31, 1995, amounted to $6,560,277 versus $9,409,462 for 1994. The decrease was primarily attributable to fewer recompletions. The litigation settlement and the related severance taxes pertain to The Public Service Company of New Mexico litigation which was settled during 1990. (See Note 6 to accompanying Financial Statements.) Monthly operating costs in 1995 averaged approximately $876,000, which is higher than the $755,000 average in 1994 due to a variety of factors that included braden head repairs, recompletions and numerous wells that were shut-in during 1994 and began flowing in 1995. Non-operated lease operating expense is subject to significant fluctuations due to invoice timing issues. There are a large number of non-operated properties that are burdened by the Trust.

RESULTS OF THE 4TH QUARTERS OF 1995 AND 1994



    Distributable income for the quarter ended December 31, 1995, totaled $1,182,038 ($.025361 per Unit) as compared to $3,262,714 ($.070002 per Unit) for the quarter ended December 31, 1994. The amount distributed in the fourth quarter of 1995 was lower than that of 1994 primarily because of the lower average price of gas sold.

    Royalty Income of the Trust for the fourth quarter is associated with actual gas and oil production during August through October of each year. Gas and oil sales for the quarters ended December 31, 1995 and 1994 were as follows:


- --------------------------------------------------------------------------------
                                                             1995           1994
- --------------------------------------------------------------------------------
Properties From Which the Royalty Was Carved

Gas - Mcf                                               8,929,852      8,490,235
 Average Price (per Mcf)                                     $.98          $1.27

Oil - Bbls                                                 17,681         20,230
 Average Price (per Bbl)                                   $14.72         $14.46

Attributable to the Royalty
Gas - Mcf                                               1,864,559      2,811,893
Oil - Bbls                                                  3,663          6,543
- --------------------------------------------------------------------------------


 [PICTURE OF MAP SHOWING THE SAN JUAN BASIN AREA, LEASEHOLD ACREAGE, MINERAL
         ACERAGE, GAS FIELDS AND OIL FIELDS OF THE TRUST APPEARS HERE]


    The average price of gas decreased in the fourth quarter of 1995 primarily due to decreases in prices paid by Meridian Oil Trading, Inc. ("MOTI"), a subsidiary of MOI that markets a substantial portion of the Trust's gas. The average price of oil increased compared to the prior year because of increases in the posted prices. Gas production increased primarily due to increased demand from gas purchasers. During the fourth quarter of 1995, coal seam production from the properties from which the Royalty was carved averaged 1,173,000 Mcf per month compared to 1,213,000 Mcf per month during the fourth quarter of 1994.

    Capital costs for the fourth quarter of 1995 totaled $2,413,744 compared to $3,242,330 during the same period of 1994. The decrease was due to decreased drilling activity. Lease operating costs for the fourth quarter of 1995 averaged $1,025,000 per month compared to $721,000 per month in the fourth quarter of 1994. The increase relates to various recompletions, valve repairs and compressor rental expense. Non-operated properties are subject to invoice timing issues.

                     [PICTURE OF PIPE WRENCH APPEARS HERE]

SAN JUAN BASIN ROYALTY TRUST

Statements of Assets, Liabilities and Trust Corpus
December 31, 1995 and 1994


- -------------------------------------------------------------------------------
                                                            1995           1994
- -------------------------------------------------------------------------------
Assets

Cash and Short-term Investments                      $   421,446    $   589,365

Net Overriding Royalty Interest in
 Producing Oil and
 Gas Properties - Net (Notes 2 and 3)                 70,133,536     74,942,040
                                                     -----------    -----------
                                                     $70,554,982    $75,531,405
                                                     ===========    ===========

Liabilities and Trust Corpus

Distribution Payable to Unit Holders                 $   421,446    $   589,365

Contingencies (Note 5)                                        --             --

Trust Corpus - 46,608,796 Units of
 Beneficial Interest

 Authorized and Outstanding                           70,133,536     74,942,040
                                                     -----------    -----------
                                                     $70,554,982    $75,531,405
                                                     ===========    ===========
- -------------------------------------------------------------------------------

Statements of Distributable Income
for the Three Years Ended December 31, 1995


- -------------------------------------------------------------------------------
                                             1995           1994           1993
- -------------------------------------------------------------------------------
Royalty Income (Notes 2, 3 and 6)     $15,156,292    $23,280,188    $37,576,121

Interest Income                            31,978         38,129         45,491
                                      -----------    -----------    -----------
                                       15,188,270     23,318,317     37,621,612
Expenditures - General and
 Administrative                         1,398,169        685,824        860,815
                                      -----------    -----------    -----------
Distributable Income                  $13,790,101    $22,632,493    $36,760,797
                                      -----------    -----------    -----------
Distributable Income per Unit
 (46,608,796 units)                   $   .295867    $   .485584    $   .788710
                                      ===========    ===========    ===========
- -------------------------------------------------------------------------------

Statements of Changes in Trust Corpus for the Three Years Ended December 31, 1995


- -------------------------------------------------------------------------------
                                             1995           1994           1993
- -------------------------------------------------------------------------------
Trust Corpus, Beginning of Period     $74,942,040    $79,898,032    $88,215,333

Amortization of Net Overriding
 Royalty Interest (Notes 2 and 3)      (4,808,504)    (4,955,992)    (8,317,301)

Distributable Income                   13,790,101     22,632,493     36,760,797

Distributions Declared                (13,790,101)   (22,632,493)   (36,760,797)
                                      -----------    -----------    -----------
Trust Corpus, End of Period           $70,133,536    $74,942,040    $79,898,032
                                      ===========    ===========    ===========
- -------------------------------------------------------------------------------

The accompanying Notes to Financial Statements are an integral part of this statement.

SAN JUAN BASIN ROYALTY TRUST NOTES TO FINANCIAL STATEMENTS



1.  Trust Organization and Provisions

The San Juan Basin Royalty Trust ("Trust") was established as of November 1, 1980. Bank One, Texas, NA ("Trustee") is Trustee for the Trust. Southland Royalty Company ("Southland") conveyed to the Trust a 75% net overriding royalty interest ("Royalty") in Southland's working interests and royalty interests in the San Juan Basin in northwestern New Mexico.

    On November 3, 1980, units of beneficial interest ("Units") in the Trust were distributed to the Trustee for the benefit of Southland shareholders of record as of November 3, 1980, who received one Unit in the Trust for each share of Southland common stock held. The Units are traded on the New York Stock Exchange.

    The terms of the Trust Indenture provide, among other things, that:

 .   The Trust shall not engage in any business or commercial activity of any kind or acquire any assets other than those initially conveyed to the Trust;

 .   the Trustee may not sell all or any part of the Royalty unless approved by holders of 75% of all Units outstanding, in which case the sale must be for cash and the proceeds promptly distributed;

 .   the Trustee may establish a cash reserve for the payment of any liability which is contingent or uncertain in amount;

 .   the Trustee is authorized to borrow funds to pay liabilities of the Trust;
    and

 .   the Trustee will make monthly cash distributions to Unit holders (see
    Note 2).

2. Net Overriding Royalty Interest and Distribution to Unit Holders

The amounts to be distributed to Unit holders ("Monthly Distribution Amounts") are determined on a monthly basis. The Monthly Distribution Amount is an amount equal to the sum of cash received by the Trustee during a calendar month attributable to the Royalty, any reduction in cash reserves and any other cash receipts of the Trust, including interest, reduced by the sum of liabilities paid and any increase in cash reserves. If the Monthly Distribution Amount for any monthly period is a negative number, then the distribution will be zero for such month. To the extent the distribution amount is a negative number, the amount will be carried forward and deducted from future monthly distributions until the cumulative distribution calculation becomes a positive number, at which time a distribution will be made. Unit holders of record will be entitled to receive the calculated Monthly Distribution Amount for each month on or before ten business days after the monthly record date, which is generally the last business day of each calendar month.

    The cash received by the Trustee consists of the amounts received by the owner of the interest burdened by the Royalty from the sale of production less the sum of applicable taxes, accrued production costs, development and drilling costs, operating charges and other costs and deductions, multiplied by 75%.

    The initial carrying value of the Royalty ($133,275,528) represented Southland's historical net book value at the date of the transfer to the Trust. Accumulated amortization as of December 31, 1995 and 1994 aggregated $63,141,992 and $58,333,488, respectively.

3.  Basis of Accounting

The financial statements of the Trust are prepared on the following basis:

 .   Royalty income recorded for a month is the amount computed and paid by the working interest owner, Southland, to the Trustee on behalf of the Trust. Royalty income consists of the amounts received by the owner of the interest burdened by the net overriding royalty interest from the sale of production less accrued production costs, development and drilling costs, applicable taxes, operating charges, and other costs and deductions, multiplied by 75%.

 .   Trust expenses recorded are based on liabilities paid and cash reserves established from Royalty income for liabilities and contingencies.

 .   Distributions to Unit holders are recorded when declared by the Trustee.

 .   The conveyance which transferred the overriding royalty interests to the
    Trust provides that any excess of production costs over gross proceeds must be recovered from future net profits.

The financial statements of the Trust differ from financial statements prepared in accordance with generally accepted accounting principles ("GAAP") because revenues are not accrued in the month of production and certain cash reserves may be established for contingencies which would not be accrued in financial statements prepared in accordance with GAAP. Amortization of the Royalty calculated on a unit-of-production basis is charged directly to trust corpus.


4.  Federal Income Taxes

For Federal income tax purposes, the Trust constitutes a fixed investment trust which is taxed as a grantor trust. A grantor trust is not subject to tax at the trust level. The Unit holders are considered to own the Trust's income and principal as though no trust were in existence. The income of the Trust is deemed to have been received or accrued by each Unit holder at the time such income is received or accrued by the Trust rather than when distributed by the Trust.

    The Royalty constitutes an "economic interest" in oil and gas properties for Federal income tax purposes. Unit holders must report their share of the revenues of the Trust as ordinary income from oil and gas royalties, and are entitled to claim depletion with respect to such income. The Royalty is treated as a single property for depletion purposes.

    The Trust has on file technical advice memoranda confirming the tax treatment described above.

    The Trust began receiving royalty income from coal seam wells beginning in 1989. Under Section 29 of the Internal Revenue Code, production from coal seam gas wells drilled prior to January 1, 1993, qualifies for the Federal income tax credit for producing non-conventional fuels. This tax credit was approximately $1.02 per MMBtu for the year 1995 and is adjusted for inflation annually. The credit currently applies to production through the year 2002. Each Unit holder must determine his pro rata share of such production based upon the number of Units owned during each month of the year and apply the tax credit against his own income tax liability, but such credit may not reduce his regular tax liability (after the foreign tax credit and certain other nonrefundable credits) below his tentative minimum tax. Section 29 also provides that any amount of
Section 29 credit disallowed for the tax year solely because of this limitation will increase his credit for prior year minimum tax liability, which may be carried forward indefinitely as a credit against the taxpayer's regular tax liability, subject, however, to the limitations described in the preceding sentence. There is no provision for the carryback or carryforward of the Section 29 credit in any other circumstances.

    The classification of the Trust's income for purposes of the passive loss rules may be important to a Unit holder. As a result of the Tax Reform Act of 1986, royalty income will generally be treated as portfolio income and will not reduce passive losses.

5.  Commitments and Contingencies

    On June 4, 1992, the Trustee filed suit against Meridian Oil Inc. ("MOI") and Southland in the state district court in Rio Arriba County, New Mexico, Cause No. RA 92-1211(C). In a decision filed August 8, 1994, the Supreme Court of New Mexico ruled that venue was not proper in Rio Arriba County and remanded the case for dismissal without prejudice to its refiling. In its ruling, the Supreme Court of New Mexico also ruled that venue was proper in Santa Fe County, New Mexico. Such decision did not relate to merits of the Trust's claims. The Trustee refiled the lawsuit in Santa Fe County, New Mexico on August 31, 1994, in Cause No. SF 94-1982(C).

    The principal asset of the Trust consists of a 75% net overriding royalty interest carved out of certain of Southland's oil and gas leasehold and royalty interests in the San Juan Basin located in San Juan, Rio Arriba and Sandoval counties of northwestern New Mexico (the "Trust Properties"). MOI and Southland are the operators of the Trust Properties.

    The claims asserted on behalf of the Trust in the Santa Fe County, New Mexico, lawsuit now include breach of contract, breach of the covenant of good faith and fair dealing, breach of express good faith duty, constructive fraud, unjust enrichment, prima facie tort, intentional interference with contract and conspiracy. The relief sought includes compensatory and punitive damages, an accounting and a permanent injunction relating to the operation of the Trust Properties.

    In response to the Trustee's lawsuit, Southland filed suit on August 7, 1992 against the Trustee in Probate Court in Tarrant County, Texas, Cause
No. 92-1927-2. The lawsuit seeks declaratory relief that: (i) the rights and duties of the Trustee be governed in accordance with and by the terms and provisions of the Trust instruments which establish the Trust as well as the Texas Trust Code, (ii) the Trustee cannot object to Southland's reports or audits after 180 days, (iii) the interests held by the Trust are not subject to partition, and (iv) the Trust is without standing to remove Southland as operator of the Trust Properties. The lawsuit also seeks to remove Bank One, Texas, NA, as Trustee.

    Southland has filed a counter-claim in the Santa Fe County

                      [PICTURE OF DRILL BIT APPEARS HERE]
lawsuit seeking declaratory relief as follows:

    A. That Southland's policy and practice of remitting payments to the Trustee for the net overriding royalty interest ("NORI") based on the proceeds actually received by Southland at prevailing prices in the area of production constitutes good faith compliance with its duties and obligations under the net overriding royalty conveyance filed of record in San Juan County, New Mexico, on November 21, 1980 ("Conveyance");

    B. That the revenue or profits realized by MOTI and Meridian Oil Hydrocarbons Inc. ("MOHI") on subsequent downstream resale or treatment of the gas is immaterial to the calculation and payment of the NORI;

    C. That Meridian Oil Gathering Inc. ("MOGI") is not compelled or required to grant the Trustee a discounted fee or rate (different and less than that charged by MOGI to the owners of other interests) for gathering and processing services provided by MOGI;

    D. That the Trustee has no power or authority under the Conveyance or the San Juan Basin Royalty Trust Indenture dated November 3, 1980 ("Indenture") to take exception to the quarterly and annual reports and audits by Southland relating to the NORI that were not timely excepted to in writing by the Trustee as required by Section 2.04 of the Conveyance, and that the reports and audits are deemed to be correct as rendered;

    E. That Southland is entitled to its costs, attorneys' fees and for such other relief as the Court deems just and proper.

    On June 5, 1995, the Trustee announced that non-binding mediation, which had been ongoing with regard to the lawsuit filed in Santa Fe County, New Mexico, was not successful in resolving the claims asserted by the Trust. Trial is currently set in the Santa Fe County, New Mexico, lawsuit for July 15, 1996.

    A resolution of the Santa Fe County, New Mexico, lawsuit favorable to the Trust could possibly have a material effect on distributable income depending on the nature and terms of the resolution.

6.  Litigation Settlement Distribution

Southland entered into five-year gas, gas processing and gas gathering agreements with Sunterra Gas Gathering Company (a subsidiary of Public Service Company of New Mexico) ("Sunterra") and Gas Company of New Mexico (a division of Public Service Company of New Mexico) ("Gas Company") that were effective as of July 1, 1990. The new contracts applied to all lands previously dedicated to Sunterra and Gas Company for first sales of natural gas sold into interstate or intrastate markets, except that the new gas purchase contracts excluded all gas produced and sold from coal seam wells. The new gas purchase contracts provided for purchases by Sunterra and Gas Company for winter heating season only. During the remainder of the year, Southland could market the gas through any arrangements it deemed advisable. Under the new gas purchase contracts, Southland received prices, inclusive of severance taxes, ranging from approximately $2.35 per MMBtu to $3.37 per MMBtu over the life of the contracts. The contracts also provided for certain "take-or-pay obligations" if certain minimum levels of natural gas sales are not reached.

    In 1991, due to the low level of natural gas prices, Sunterra informed Southland that it would not take any significant volume of gas during the 1991-1992 winter heating season and would simply pay the "take-or-pay obligation" amount. Consequently, the majority of the wells subject to the contracts would have remained shut-in during the winter heating season. In an attempt to maximize production and revenues from Trust properties, Southland informed the Trustee that it entered into an agreement with Sunterra and Gas Company that amended the terms of the contracts discussed above for only the 1991-1992 winter heating season. The amendment provided that Sunterra and Gas Company could purchase approximately 35% of the contract provided take levels at a wellhead price slightly higher than the spot market wellhead index price for the San Juan Basin. Any gas purchased by Sunterra and Gas Company above this level averaged $2.63 per MMBtu. Southland was free to market the remaining deliverable gas to other purchasers. During 1992, Sunterra and Gas Company purchased 3,241,550 Mcf and 702,629 Mcf, respectively, at average prices of $1.98 and $2.25 per Mcf, respectively, from the properties from which the Royalty was carved.

    To continue to maximize production and revenues from Trust properties, Southland again informed the Trustee that it negotiated an agreement with Sunterra and Gas Company that amended the terms of the original contracts discussed above for only the 1992-1993 winter heating season. The amendment provided that Gas Company and Sunterra were required to purchase a minimum of 11,500 MMBtu per day at $2.695 per MMBtu under the intrastate and a minimum of 16,550 MMBtu per day at $2.94 per MMBtu under the interstate contracts. A portion of the excess gas was released for spot sales, with a recall provision at an average contract price.

    Southland informed the Trust that a similar amendment was entered into for the 1993-1994 winter heating season. Gas Company and Sunterra paid the contract specified prices of $2.88 and $3.15 per MMBtu, respectively, on a minimum purchase of 1.4 Bcf and 1.2 Bcf, respectively. All remaining gas was released for spot sales with a recall provision at an average contract price. Southland waived any claims for deficiency payment under the reservation fee.

    Southland informed the Trust an amendment had also been entered into for the 1994-1995 winter heating season. Gas Company and Sunterra were required to purchase, at the wellhead, an average volume of 10,529 MMBtu per day at $2.884 per MMBtu for the period beginning November 1, 1994, and ending March 31, 1995, and an additional 14,900 MMBtu per day at $3.146 per MMBtu for the period beginning December 1, 1994, and ending February 28, 1995. Gas Company and Sunterra were granted a make-up period of four months beginning April 1, 1995, to fulfill this purchase obligation.

    Gas Company and Sunterra were also granted recall rights on volumes up to 15,000 MMBtu per day at the tailgate of the Kutz and Lybrook plants, provided they nominated the full contract volume specified above. The price for recall gas was the average of the first and second issues of the Inside FERC EPNG SJ Index.

    Southland has also advised the Trust that effective July 1, 1995, Williams Field Services ("Williams") purchased the Kutz and Lybrook processing plants and the gathering systems behind these plants which were owned by Sunterra, Gas Company and Sunterra Gas Processing Company ("SGPC") and that new gathering and processing agreements with Williams have been entered into which contain acceptable rates, terms and conditions. The new agreements replaced the then current gathering and processing agreements with Gas Company, Sunterra and SGPC effective on the closing date of the sale of these facilities to Williams.

    The Trust has further been advised by Southland that MOTI negotiated an agreement with Gas Company providing for transportation service on Gas Company's Albuquerque mainline. This agreement was effective on the closing date of the sale of Gas Company's gathering and processing facilities to Williams. This transportation agreement will be necessary to deliver volumes of gas behind the Lybrook processing plant to mainline delivery points.

    Southland has further advised the Trust that on September 13, 1994, MOTI, one of the first purchasers of MOI producing affiliates' gas, entered into a gas sales agreement with Gas Company for the next five winter periods beginning November 1, 1995, and ending March 31, 2000. MOTI will be purchasing the gas supplied for this sale from MOI producing affiliates and other third party sellers. Sales will be based on a monthly published index. Valid delivery points under the agreement will be the tailgate of the Lybrook Plant, the tailgate of the Kutz Plant, the Blanco Hub, or Rio Puerco.

    It is the understanding of the Trustee that Gas Company is now known as PNM Gas Services.

    While it is impossible to determine the exact economic value to be derived under these agreements, Southland has advised the Trust that it considers the terms of these agreements to be favorable, and of substantial additional value.


7.  Significant Customers

Information as to significant purchasers of oil and gas production attributable to the Trust's economic interests is included in Item 2 of the Trust's annual report on Form 10-K which is included in this report.


8.  Proved Oil and Gas Reserves (Unaudited)

Proved oil and gas reserve information is included in Item 2 of the Trust's annual report on Form 10-K which is included in this report.


9.  Quarterly Schedule of Distributable Income (Unaudited)

The following is a summary of the unaudited quarterly schedule of distributable income for the two years ended December 31, 1995 (in thousands, except unit amounts):


- --------------------------------------------------------------------------------
                                                                   Distributable
                                                                      Income and
                                      Royalty    Distributable      Distribution
1995                                   Income           Income          Per Unit
- --------------------------------------------------------------------------------
First Quarter                         $ 4,476          $ 4,222          $.090595

Second Quarter                          5,458            5,054           .108430

Third  Quarter                          3,542            3,332           .071482

Fourth Quarter                          1,680            1,182           .025360
                                      -------          -------          --------
   Total                              $15,156          $13,790          $.295867
                                      =======          =======          ========

1994
- --------------------------------------------------------------------------------
First Quarter                         $ 7,232          $ 7,061          $.151503

Second Quarter                          8,762            8,518           .182759

Third Quarter                           3,924            3,790           .081320

Fourth Quarter                          3,362            3,263           .070002
                                      -------          -------          --------
   Total                              $23,280          $22,632          $.485584
                                      =======          =======          ========
- --------------------------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT



Bank One, Texas, NA as Trustee for the
San Juan Basin Royalty Trust:

We have audited the accompanying statements of assets, liabilities and trust corpus of the San Juan Basin Royalty Trust ("Trust") as of December 31, 1995 and 1994, and the related statements of distributable income and changes in trust corpus for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Trustee. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    As described in Note 3 to the financial statements, these financial statements were prepared on a modified cash basis, which is a comprehensive basis of accounting other than generally accepted accounting principles.

    In our opinion, such financial statements present fairly, in all material respects, the assets, liabilities and trust corpus of the San Juan Basin Royalty Trust as of December 31, 1995 and 1994 and the distributable income and changes in trust corpus for each of the three years in the period ended December 31, 1995 on the basis of accounting described in Note 3.


/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
Fort Worth, Texas
April 11, 1996








- --------------------------------------------------------------------------------

San Juan Basin Royalty Trust           Legal Counsel
Bank One, Texas, NA, Trustee           Shannon, Gracey, Ratliff & Miller, L.L.P.
Post Office Box 2604                   Fort Worth, Texas
Fort Worth, Texas 76113

                                       Tax Counsel
Auditors                               Butler & Binion, L.L.P.
Deloitte & Touche LLP                  Houston, Texas
Fort Worth, Texas

                                       Transfer Agent
                                       Harris Trust & Savings Bank
                                       Chicago, Illinois











Design: Witherspoon & Associates
Photography: Studio 44 Photography
Oil field supplies courtesy of East Texas Oil Museum,
Kilgore College, Kilgore, Texas





16