Form 10-K405, Exhibit 13
period 1996-12-31
SAN JUAN BASIN ROYALTY TRUST
filed 1997-03-31
CIK 319655

                                                                      EXHIBIT 13

                         SAN JUAN BASIN ROYALTY TRUST
                        1996 ANNUAL REPORT & FORM 10-K

                              ------------------

The powerful energy of natural gas took a very long time to get to the surface of the beautiful San Juan Basin of New Mexico. Accompanying the text in this report is an artist's view of that eons-old process.

THE TRUST

The principal asset of the San Juan Basin Royalty Trust (the "Trust") consists of a 75% net overriding royalty interest carved out of certain of Southland Royalty Company's ("Southland Royalty") oil and gas leasehold and royalty interests in the San Juan Basin of northwestern New Mexico.

UNITS OF BENEFICIAL INTEREST

The Units of Beneficial Interest of the Trust ("Units") are traded on the New York Stock Exchange under the symbol "SJT." From January 1, 1995, to December 31, 1996, quarterly high and low sales prices and the aggregate amount of monthly distributions per Unit paid each quarter were as follows:


1996                HIGH    LOW    DISTRIBUTION
-----------------------------------------------
First Quarter      $6.875  $5.875      $.084239
Second Quarter      6.500   5.625       .063143
Third Quarter       7.500   6.000       .488979
Fourth Quarter      8.625   6.125       .174711
                                       --------
 Total for 1996                        $.811072
                                       ========

1995                HIGH    LOW    DISTRIBUTION
-----------------------------------------------
First Quarter      $7.375  $5.875      $.090595
Second Quarter      7.250   5.625       .108430
Third Quarter       7.000   5.875       .071482
Fourth Quarter      6.875   5.750       .025360
                                       --------
 Total for 1995                        $.295867
                                       ========

At December 31, 1996, 46,608,796 Units outstanding were held by 2,580 Unit holders of record. The following table presents information relating to the distribution of ownership Units:


TYPE OF                           NUMBER OF
UNIT HOLDERS                     UNIT HOLDERS  UNITS HELD
---------------------------------------------------------
Individuals                         2,031       3,475,705
Fiduciaries                           477         882,299
Institutions                           55         942,934
Brokers, Dealers and Nominees           8      39,653,276
Corporations and Partnerships           7       1,614,512
Miscellaneous                           2          40,070
                                    -----      ----------
  Total                             2,580      46,608,796
                                    =====      ==========

TO UNIT HOLDERS

We are pleased to present the 1996 Annual Report of the San Juan Basin
Royalty Trust. The report includes a copy of the Trust's Annual Report on Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 1996, without exhibits. The Form 10-K contains important information concerning the Trust's properties, including the oil and gas reserves attributable to the net overriding royalty interest owned by the Trust. Production figures provided in this letter and in the Trustee's Discussion and Analysis are based on information provided by Burlington Resources Oil & Gas Company ("BROG").

     The Trust was established in November 1980 by Trust Indenture between Southland Royalty and Texas American Bank/Fort Worth, N.A. Pursuant to the Indenture, Southland Royalty conveyed to the Trust a 75% net overriding royalty interest (equivalent to a net profits interest) carved out of Southland Royalty's oil and gas leasehold and royalty interest in the San Juan Basin of northwestern New Mexico. This net overriding royalty interest (the "Royalty") is the principal asset of the Trust.

     Under the Trust Indenture, Bank One, Texas, NA (successor trustee) as Trustee, has the primary function of collecting monthly net proceeds ("Royalty Income") attributable to the Royalty and making the monthly distributions to the Unit holders after deducting administrative expenses and any amounts necessary for cash reserves.

     Income distributed to Unit holders for the year 1996 was $37,803,167 or $.811072 per Unit. This distributable income consisted of Royalty Income of $41,236,424 plus interest income of $76,346 less administrative expenses of $3,509,603. $19,822,005 of the 1996 distributable income is attributable to the settlement of litigation involving the Trustee and BROG. For further information regarding the litigation settlement, see Note 5 to the accompanying Financial Statements.

     In September 1988, the Trust was advised by Southland Royalty and its affiliate Meridian Oil, Inc. ("MOI"), both of which were subsidiaries of Burlington Resources, Inc., that they had initiated a drilling program in the San Juan Basin of northwestern New Mexico involving development of Fruitland Coal Seam gas reserves on properties in which the Trust owns an interest. For more information on the coal seam drilling program and the related Federal income tax credit associated with gas produced from coal seam wells drilled before January 1, 1993, please see the "Description of the Properties" section of this Annual Report.

     On January 2, 1996, Southland Royalty was merged with and became a wholly owned subsidiary of MOI. Subsequent to the merger, MOI changed its name to Burlington Resources Oil & Gas Company.

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

      Unit holders of record will continue to receive an individualized tax information letter for each of the quarters ending March 31, June 30 and September 30, 1997, and for the year ending December 31, 1997. Unit holders owning Units in nominee name may obtain monthly tax information from the Trustee upon request.

Bank One, Texas, NA, Trustee

By: /s/ LEE ANN ANDERSON

Lee Ann Anderson
Vice President

DESCRIPTION OF THE PROPERTIES

The San Juan Basin properties from which the Trust's net overriding royalty interest was carved are located in San Juan, Rio Arriba and Sandoval counties of northwestern New Mexico (the "Trust Properties"). The Trust Properties contain 151,900 (119,000 net) producing acres and 3,180 (960 net) economic wells, including dual completions.

      The Trust Properties have historically produced gas primarily from conventional wells drilled to three major formations: the Pictured Cliffs, the Mesa Verde and the Dakota, ranging in depth from 1,500 to 8,000 feet. The characteristics of these reservoirs result in the wells having very long productive lives. A production index for oil and gas properties is the number of years derived by dividing remaining reserves by current production. Based upon the reserve report prepared by independent petroleum engineers as of December 31, 1996, the production index for the San Juan Basin properties is estimated to be approximately 10.1 years.

      During 1988, a drilling program was initiated involving development of Fruitland Coal gas reserves. Wells drilled in the Fruitland Coal range in depth from 2,500 to 3,500 feet on a 320acre spacing.

      The process of removing coal seam gas is often referred to as degasification or desorption. Millions of years ago, natural gas was generated in the process of coal formation and adsorbed into the coal. Water later filed the natural fracture system. When the water is removed from the natural fracture system, reservoir pressure is lowered and the gas desorbs from the coal. The desorbed gas then flows through the fracture system and is produced at the well bore. The volume of formation water production typically declines with time and the gas production may increase for a period of time before starting to decline. In order to dispose of the formation water, surface facilities, including pumping units are required, which results in the cost of a completed well being as much as $500,000.

      From 1988 through December 31, 1996, BROG has participated in the completion of 113 gross (75.05 net) and recompletions of 110 gross (65.96 net) coal seam wells on Trust Properties. At December 31, 1996, 167 coal seam wells had been connected to pipeline facilities. During 1996, these coal seam wells produced a total of approximately 16,250,517 MMBtu of gas from the Trust
Properties, which was sold at an average price of $1.02 per MMBtu.    Production
from coal seam wells drilled prior to January 1, 1993, qualifies for Federal income tax credits through 2002.

      Production from wells drilled after December 31, 1979, but prior to January 1, 1993, to a formation beneath a qualifying coal seam formation which are later completed into such formation, also qualifies for the tax credit. For 1996 the credit was approximately $1.03 per MMBtu. During 1995, potential
Section 29 tax credits of approximately $1.02 per Unit were generated for Trust Unit holders from production from coal seam wells.

      During 1996, BROG incurred approximately $7,223,281 of capital expenditures for the drilling and completion of 14 gross (1.50 net) conventional wells, recavition of 17 gross (5.63 net) coal seam wells, recompleting 4 gross (.16 net) conventional wells as coal seam wells, recompleting 9 gross (5.93 net) conventional wells and other maintenance activities. There was 1 gross (.05 net) coal seam well, 3 gross (.14 net) coal seam recompletions and 17 gross (1.96 net) conventional wells in progress at December 31, 1996. During 1995, Southland Royalty participated in the completion of 24 gross (11.41 net) conventional wells, drilling and completion of 5 gross (2.54 net) coal seam wells, recompleting 38 gross (8.61 net) conventional wells and other maintenance activities and facilities costs at a cost of $6,560,276.

      Due to the size of the coal seam drilling program in the San Juan Basin during the last several years by various operators, there was more gas deliverability than available pipeline capacity. Consequently, these properties produced only 20.4 Bcf during 1991. As a result, several natural gas transportation companies commenced pipeline expansion projects which almost doubled the available transportation capacity out of the San Juan Basin. These projects were completed during 1992 and production increased to 40.7 in 1996. BROG has advised the Trustee that mainline capacity out of the San Juan Basin is estimated at 3.05 Bcf per day for El Paso Natural Gas Pipeline Company and approximately 1.51 Bcf per day for Transwestern Pipeline Company, and that pipelines from the San Juan Basin are now capable of transporting approximately
1.2 Bcf per day to markets east of the San Juan Basin.

      Based on existing geological and pricing information, there are approximately 72 net conventional wells remaining to be drilled on the Trust Properties. Proved undeveloped reserves have been assigned to these wells. BROG has advised the Trust that its 1997 capital expense estimate for Trust working interests is estimated to be $1.7 million. Fruitland Coal is estimated to be approximately 16% of the total and the remainder would be conventional projects, including 43 new drill locations. There are 13 other projects planned, half of which would involve conventional locations. Development plans are dependent upon numerous factors, including, but not limited to, drilling results of gas wells, anticipated demand for gas, the sales price of gas, cost to drill the wells and other factors that BROG may deem appropriate.

     Gas production from the Trust Properties is sold in both interstate and intrastate commerce. For a further discussion of gas pricing, gas purchasers, gas production and regulatory matters affecting gas production see Item 2 in the accompanying Form 10-K.

Millenniums of intense heat and pressure on fossilized marine life and other organic matter formed the San Juan Basin's natural gas and petroleum resources.

TRUSTEE'S DISCUSSION AND ANALYSIS

Distributable income consists of Royalty Income plus interest, less the general and administrative expenses of the Trust and any changes in cash reserves established by the Trustee. For the year ended December 31, 1996, distributable income increased to $37,803,167 from $13,790,101 distributed in 1995. The increase was primarily attributable to the payment by Burlington to the Trust in September 30, 1996, of $19,822,005 in settlement of litigation involving Bank One, Texas, NA, as Trustee and BROG (the "Litigation"). Interest income increased from $31,978 in 1995 to $76,346 in 1996 primarily due to increased funds available for investment.

      The Trustee announced on September 4, 1996, the settlement of the Litigation. The Litigation, which was filed in the state district court of Santa Fe County, New Mexico, was dismissed on September 12, 1996.

      The claims asserted on behalf of the Trust in the Litigation included breach of contract, breach of the covenant of good faith and fair dealing, breach of express good faith duty, constructive fraud, unjust enrichment, prima facie tort, intentional interference with contract and conspiracy. The relief sought included compensatory and punitive damages, an accounting and an injunction relating to marketing the production from the Trust Properties. BROG denied and continues to deny the allegations made against it in the Litigation, but the parties agreed to settle the Litigation as outlined below.

      BROG agreed (i) to pay $19,750,000 in cash plus interest earnings thereon from September 5, 1996, in settlement of underpayment of royalty claims of the Trust; and (ii) commencing in 1997, to credit the Trust with $250,000 per year for five years as an offset against lease operating expenses chargeable to the Trust. BROG also agreed to make certain adjustments that represent cost reductions favorable to the Trust in the ongoing charges for coal seam gas gathering and treating on BROG's Val Verde System. Additionally, the Trustee and BROG established a formal protocol intended to provide the Trustee and its representatives improved access to BROG's books and records applicable to the Trust Properties. Agreement was also reached regarding marketing arrangements for the sale of Trust gas, oil and natural gas liquids products going forward as follows:

1. BROG's preexisting contract with a third-party purchaser as pertains to base load gas volumes in the firm amount of 45,000 MMBtu per day will remain effective for a period of one year from July 1, 1996. Negotiations for the sale of these volumes after June 30, 1997, will be entered into prior to the expiration of the primary term of that contract;

2. The remaining volumes of Trust gas will be marketed by an independent marketer, El Paso Energy Marketing Company ("El Paso"), a subsidiary of El Paso Energy Corporation, beginning October 1, 1996, under an arrangement which provides for a sharing of amounts, if any, earned in excess of established gas price thresholds. El Paso's compensation for its marketing services consists solely of its proportionate part of any amount for which the gas sold in excess of the thresholds. BROG's contract with El Paso is for a two-year term beginning October 1, 1996, subject to renewal by agreement of the parties;

3. BROG will continue to market the Trust oil and natural gas liquids but will remit to the Trust actual proceeds from such sales. BROG will no longer use posted prices as the basis for calculating proceeds to the Trust nor make a deduction for marketing fees associated with sales of oil or natural gas liquids products; and

4. The marketer of the Trust gas will have access to BROG's current gas transportation, gathering, processing and treating agreements with third parties through the remainder of their primary terms. Additionally, El Paso may utilize BROG's contractual rights for delivery on the El Paso Natural Gas Company pipeline to pipelines in West Texas for up to 13,333 MMBtu per day of gas produced from the Trust Properties for a period of one year commencing October 1, 1996.

      Confidentiality agreements with purchasers of the gas produced from the Trust Properties prohibit public disclosure of certain terms and conditions of gas sales contracts with those entities, including specific pricing terms, gas receipt points, etc. Such disclosure could compromise the ability of the marketer to compete effectively in the marketplace for the sale of gas produced from the Trust Properties.

      Royalty Income for the calendar year is associated with actual gas and oil production during the period from November of the preceding year through October. Gas and oil sales attributable to the Royalty for the past five years, excluding portions attributable to the litigation settlement proceeds (See Note 6 to accompanying Financial Statements), are summarized in the following table:


                              1996         1995         1994        1993           1992
------------------------------------------------------------------------------------------
Gas - Mcf                  17,927,785   13,331,758   15,459,542   23,895,506    13,984,645
Average Price (per Mcf)         $1.30        $1.25        $1.66        $1.70         $1.57
Oil - Bbls                     36,792       29,424       36,769       51,921        41,087
Average Price (per Bbl)        $19.64       $14.43       $13.09       $15.58        $17.65

      Due to the increase in the average price of gas in the first quarter of 1993, the average price for the year increased. Gas prices plummeted in 1995. Since the oil and gas sales attributable to the Royalty are based on an allocation formula that is dependent on such factors as price and cost, the production amounts do not provide a meaningful comparison.

      Total gas and oil production from the properties from which the Royalty was carved for the five years ended December 31, 1996, were as follows:


                   1996        1995        1994        1993        1992
--------------------------------------------------------------------------
Gas -           40,738,422  34,222,189  34,222,189  40,736,391  26,642,265
Mcf per day        111,307      94,211      93,759     111,607      72,993
Oil - Bbls          83,552      75,014      84,648      88,466      79,600
Bbls per day           228         206         232         242         218

      The fluctuations in annual gas production that have occurred during these five years generally resulted from changes in the demand for gas during that time, marketing conditions and production from new wells. Production from the properties from which the Royalty was carved is influenced by the line pressures of the gas gathering systems in the San Juan Basin. Expansion during 1992 of the gas transmission systems that transport gas out of the San Juan Basin resulted in increased production beginning in 1992. Higher volumes in 1993 can be partially attributed to gas balancing in the San Juan 30-6 Federal Unit which occurred in the 3rd and 4th quarters of 1993. Production from the 30-6 Unit was more normalized beginning in 1994.

      Royalty Income for the five years ended December 31, 1996, was determined as shown in the following table:


                                             1996         1995           1994         1993           1992
------------------------------------------------------------------------------------------------------------
GROSS PROCEEDS FROM THE SOUTHLAND
ROYALTY PROPERTIES FROM WHICH THE
TRUST'S OVERRIDING ROYALTY WAS CARVED:

Gas                                       $51,865,730   $41,483,305   $54,375,586   $69,266,623   $41,961,599
Oil                                         1,638,753     1,084,262     1,140,738     1,384,468     1,409,179
Other                                             -0-         2,952           -0-           -0-           -0-
1990 Litigation Settlement                        -0-           -0-           -0-           -0-    16,118,174
                                          -----------   -----------   -----------    ----------   -----------
  Total                                    53,504,483    42,570,159    55,498,324    70,651,091    59,488,952
                                          -----------   -----------   -----------    ----------   -----------
LESS PRODUCTION COSTS:
Capital Costs                               7,223,281     6,560,277     9,409,462     3,988,136     2,530,833
Severance Tax - Gas                         5,654,831     4,694,750     5,864,834     6,543,615     3,696,172
Severance Tax - Oil                           176,379       115,474       117,028       153,072       155,663
Severance Tax - Other                          59,089           117           -0-           -0-           -0-
Severance Tax - Litigation                        -0-           -0-           -0-           -0-       356,944
Lease Operating Expenses                   11,838,345    10,991,152     9,066,750     9,864,773     9,423,403
                                          -----------   -----------   -----------    ----------   -----------
  Total                                    24,951,925    22,361,770    24,458,074    20,549,596    16,163,015
                                          -----------   -----------   -----------    ----------   -----------
Net Profits                                28,552,558    20,208,389    31,040,250    50,101,495    43,325,937
Royalty Percentage                                75%           75%           75%           75%           75%
Royalty Income                            $21,414,419   $15,156,292   $23,280,188   $37,576,121   $32,494,453
                                          ===========   ===========   ===========   ===========   ===========

      The higher capital costs in 1994 were primarily attributable to recompletions into the coal seam as part of a program which was initiated in 1988. The capital costs incurred by BROG on the properties from which the Royalty was carved for the year ended December 31, 1996, amounted to $7,223,281 versus $6,560,277 for 1995. The increase was primarily attributable to increased drilling activity. The litigation settlement and the related severance taxes for 1992 pertain to The Public Service Company of New Mexico litigation which was settled during 1990. The Royalty Income amount of $21,414,419 for 1996 does not include the $19,822,005 paid to the Trust on September 30, 1996, in settlement of the Litigation. See Note 5 to the accompanying Financial Statements. Monthly operating costs in 1996 averaged approximately $955,000, which is higher than the $876,000 average in 1995.

Coal seams lying relatively near the surface of the earth yield much of the natural gas produced in the San Juan Basin.

RESULTS OF THE 4TH QUARTERS OF 1996 AND 1995

Distributable income for the three months ended December 31, 1996, totaled $8,143,076 ($.174711 per Unit) as compared to $1,182,038 ($.025361 per Unit) for the quarter ended December 31, 1995. The amount distributed in the fourth quarter of 1996 was higher than that of 1995 primarily because of the higher average price of gas sold.

      Royalty Income of the Trust for the fourth quarter is associated with actual gas and oil production during August through October of each year. Gas and oil sales for the quarters ended December 31, 1996 and 1995 were as follows:

                                    1996            1995
----------------------------------------------------------
PROPERTIES FROM WHICH
THE ROYALTY WAS CARVED
Gas  Mcf                         10,535,177      8,929,852
     Average Price (per Mcf)          $1.64           $.98
Oil - Bbls                           19,460         17,681
      Average Price (per Bbl)        $21.06         $14.72

ATTRIBUTABLE TO THE ROYALTY
Gas - Mcf                         5,478,137      1,864,559
Oil - Bbls                           10,260         17,681

      The average price of gas increased in the fourth quarter of 1996 primarily due to increases in spot prices. The average price of oil increased compared to the prior year because of increases in the posted prices. Gas production increased primarily due to increased coal seam production and demand from gas purchasers. During the fourth quarter of 1996, coal seam production from the properties from which the Royalty was carved averaged 1,728,000 Mcf per month compared to 1,173,000 Mcf per month during the fourth quarter of 1995.

      Capital costs for the fourth quarter of 1996 totaled $1,996,490 compared to $2,413,744 during the same period of 1995. The decrease was due to a decrease in drilling activity in the fourth quarter of 1996. Lease operating costs for the fourth quarter of 1996 averaged $926,000 per month in the fourth quarter compared to $1,025,000 per month in the fourth quarter of 1995.

SAN JUAN BASIN ROYALTY TRUST


STATEMENTS OF ASSETS, LIABILITIES AND TRUST CORPUS
DECEMBER 31, 1996 AND 1995

                                                                         1996               1995
---------------------------------------------------------------------------------------------------
ASSETS
Cash and Short-term Investments                                      $  3,127,828      $    421,446
Net Overriding Royalty Interest in Producing Oil and
 Gas Properties - Net (Notes 2 and 3)                                  62,808,148        70,133,536
                                                                     ------------      ------------
                                                                     $ 65,935,976      $ 70,554,982
                                                                     ============      ============
LIABILITIES AND TRUST CORPUS

Distribution Payable to Unit Holders                                 $  3,127,828      $    421,446
Contingencies (Note 5)                                                          -                 -
Trust Corpus - 46,608,796 Units of Beneficial
 Interest Authorized and Outstanding                                   62,808,148        70,133,536
                                                                     ------------      ------------
                                                                     $ 65,935,976      $ 70,554,982
                                                                     ============      ============


STATEMENTS OF DISTRIBUTABLE INCOME
FOR THE THREE YEARS ENDED
DECEMBER 31, 1996

                                                        1996               1995             1994
------------------------------------------------------------------------------------------------------
Royalty Income (Notes 2, 3 and 5)                  $ 41,236,424       $ 15,156,292     $ 23,280,188
Interest Income                                          76,346             31,978           38,129
                                                   ------------       ------------     ------------
                                                     41,312,770         15,188,270       23,318,317
Expenditures- General and Administrative              3,509,603          1,398,169          685,824
                                                   ------------       ------------     ------------
Distributable Income                               $ 37,803,167       $ 13,790,101     $ 22,632,493
                                                   ------------       ------------     ------------
Distributable Income per Unit (46,608,796 Units)   $    .811072       $    .295867     $    .485584
                                                   ============       ============     ============

STATEMENTS OF CHANGES IN TRUST CORPUS
FOR THE THREE YEARS ENDED
DECEMBER 31, 1996

                                                       1996               1995             1994
---------------------------------------------------------------------------------------------------
Trust Corpus, Beginning of Period                  $ 70,133,536       $ 74,942,040     $ 79,898,032
Amortization of Net Overriding Royalty
 Interest (Notes 2 and 3)                            (7,325,388)        (4,808,504)      (4,955,992)
Distributable Income                                 37,803,167         13,790,101       22,632,493
Distributions Declared                              (37,803,167)       (13,790,101)     (22,632,493)
                                                   ------------       ------------     ------------
Trust Corpus, End of Period                        $ 62,808,148       $ 70,133,536     $ 74,942,040
                                                   ============       ============     ============

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

      The cash received by the Trustee consists of the amounts received by the owner of the interest burdened by the Royalty from the sale of production less the sum of applicable taxes, accrued production costs, development and drilling costs, operating charges and other costs and deductions, multiplied by 75%. Royalty income for 1996 is comprised of $21,414,419, which represents the net overriding royalty interest in the net profits of the properties from which the net overriding royalty was carved, and $19,822,005 paid to the Trust as a result of the settlement of litigation involving the Trustee, Meridian Oil Inc.
("MOI") and Southland. For more information regarding the settlement of the litigation, see Note 5.

      The initial carrying value of the Royalty ($133,275,528) represented Southland's historical net book value at the date of the transfer to the Trust. Accumulated amortization as of December 31, 1996 and 1995 aggregated $70,467,380 and $63,141,992, respectively.

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

[_]   SAN JUAN
      BASIN

[_]   GAS
      FIELDS

[_]   OIL
      FIELDS

[_]   LEASEHOLD
      ACREAGE

[_]   MINERAL
      ACREAGE

4. FEDERAL INCOME TAXES

For Federal income tax purposes, the Trust constitutes a taxed investment trust which is taxed as a grantor trust. A grantor trust is not subject to tax at the trust level. The Unit holders are considered to own the Trust's income and principal as though no trust were in existence. The income of the Trust is deemed to have been received or accrued by each Unit holder at the time such income is received or accrued by the Trust rather than when distributed by the Trust.

      The Royalty constitutes an "economic interest" in oil and gas properties for Federal income tax purposes. Unit holders must report their share of the revenues of the Trust as ordinary income from oil and gas royalties, and are entitled to claim depletion with respect to such income. The Royalty is treated as a single property for depletion purposes.

      The Trust has on file technical advice memoranda concerning the tax treatment described above.

      The Trust began receiving royalty income from coal seam wells beginning in 1989. Under Section 29 of the Internal Revenue Code, production from coal seam gas wells drilled prior to January 1, 1993, qualifies for the Federal income tax credit for producing non-conventional fuels. Production from coal seam wells drilled prior to January 1, 1993, qualifies for Federal income tax credits through 2002. Production from wells drilled after December 31, 1979, but prior to January 1, 1993, to a formation beneath a qualifying coal seam formation which are later completed into such formation, also qualifies for the tax credit. This tax credit was approximately $1.03 per MMBtu for the year 1996 and is adjusted for inflation annually. The credit currently applies to production through the year 2002. Each Unit holder must determine his pro rata share of such production based upon the number of Units owned during each month of the year and apply the tax credit against his own income tax liability, but such credit may not reduce his regular tax liability (after the foreign tax credit and certain other nonrefundable credits) below his tentative minimum tax.
Section 29 also provides that any amount of Section 29 credit disallowed for the tax year solely because of this limitation will increase his credit for prior year minimum tax liability, which may be carried forward indefinitely as a credit against the taxpayer's regular tax liability, subject, however, to the limitations described in the preceding sentence. There is no provision for the carryback or carryforward of the Section 29 credit in any other circumstances.

      The classification of the Trust's income for purposes of the passive loss rules may be important to a Unit holder. As a result of the Tax Reform Act of 1986, royalty income will generally be treated as portfolio income and will not reduce passive losses.

5. COMMITMENTS AND CONTINGENCIES

On June 4, 1992, the Trustee filed suit against MOI and Southland in the state district court in Rio Arriba County, New Mexico, Cause No. RA 92-1211(C). MOI and Southland were the operators of the Trust Properties. On January 2, 1996 Southland was merged with and became a wholly owned subsidiary of MOI. Subsequent to the merger, MOI changed its name to Burlington Resources Oil & Gas Company ("BROG").

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

      The claims asserted on behalf of the Trust in the Santa Fe County, New Mexico, lawsuit included breach of contract, breach of the covenant of good faith and fair dealing, breach of express good faith duty, constructive fraud, unjust enrichment, prima facie tort, intentional interference with contract and conspiracy. The relief sought included compensatory and punitive damages, an accounting and a permanent injunction relating to the operation of the Trust Properties.

      In response to the Trustee's lawsuit, Southland filed suit on August 7, 1992 against the Trustee in Probate Court in Tarrant County, Texas, Cause No. 92-1927-2. Non-binding mediation, which had been ongoing with regard to the lawsuit filed in Santa Fe County, New Mexico, was not successful in resolving the claims asserted by the Trust.

      On September 4, 1996, the Trustee announced the settlement of the litigation (the "Litigation"). The Litigation was dismissed on September 12, 1996.

      BROG has denied and continues to deny the allegations made against it in the Litigation, but the parties agreed to settle the Litigation as outlined herein.

      BROG agreed (i) to pay $19,750,000 in cash plus interest earnings thereon from September 5, 1996, in settlement of underpayment of royalty claims of the Trust; and (ii) commencing in 1997, to credit the Trust with $250,000 per year for five years as an offset against lease operating expenses chargeable to the Trust. BROG also agreed to make certain adjustments that represent cost reductions favorable to the Trust in the ongoing charges for coal seam gas gathering and treating on BROG's Val Verde system. Additionally, the Trustee and BROG established a formal protocol that will provide the Trustee and its representatives improved access to BROG's books and records applicable to the Trust Properties.

      Agreement was also reached regarding marketing arrangements for the sale of Trust gas, oil and natural gas liquids products going forward as follows:

      1) BROG's pre-existing contract with a third-party purchaser as pertains to baseload gas volumes in the firm amount of 45,000 MMBtu per day will remain effective for a period of one year from July 1, 1996. Negotiations for the sale of these volumes after June 30, 1997, will be entered into prior to the expiration of the primary term of that contract;

      2) The remaining volumes of Trust gas were marketed by an independent marketer, El Paso Energy Marketing Company ("El Paso"), a subsidiary of El Paso Energy Corporation, beginning October 1, 1996, under an arrangement which provides for a sharing of amounts, if any, earned in excess of established gas price thresholds. El Paso's compensation for its marketing services consists solely of its proportionate part of any amounts for which the gas is sold in excess of the thresholds. BROG's contract with El Paso is for a two year term beginning October 1, 1996, subject to renewal by agreement of the parties;

      3) BROG will continue to market the Trust oil and natural gas liquids but will remit to the Trust actual proceeds from such sales. BROG will no longer use posted prices as the basis for calculating proceeds to the Trust nor make a deduction for marketing fees associated with sales of oil or natural gas liquids products; and

      4) The Trust retained access to BROG's current gas transportation, gathering, processing and treating agreements with third parties through the remainder of their primary terms. Additionally, El Paso may utilize BROG's eastern transportation agreement for delivery from the San Juan Basin on El Paso Natural Gas Company pipeline to pipelines in West Texas of up to 13,333 MMBtu per day of gas produced from Trust Properties for a period of one year commencing October 1, 1996.

      Confidentiality agreements with purchasers of gas produced from the Trust Properties prohibit public disclosure of certain terms and conditions of gas sales contracts with those entities, including specific pricing terms, gas receipt points, etc. Such disclosure could compromise the ability to compete effectively in the marketplace for the sale of gas produced from the Trust Properties.

      The $19,822,005 (or $.425285 per unit of beneficial interest) was paid to the Trust on September 30 and distributed on October 15, 1996, to unit holders of record as of September 30, 1996 (the "Record Date"). The distribution was taxable to unit holders as of such Record Date. This distribution was in addition to the regular monthly distribution on October 15.

6. CERTAIN CONTRACTS

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

      Southland also advised the Trust that effective July 1, 1995, Williams Field Services ("Williams") purchased the Kutz and Lybrook processing plants and the gathering systems behind these plants which were owned by Sunterra, Gas Company and Sunterra Gas Processing Company ("SGPC") and that new gathering and processing agreements with Williams were entered into which contain acceptable rates, terms and conditions. The new agreements replaced the then current gathering and processing agreements with Gas Company, Sunterra and SGPC effective on the closing date of the sale of these facilities to Williams.

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

      Southland further informed the Trust that on September 13, 1994, MOTI entered into a gas sales agreement with Gas Company for the five winter periods beginning November 1, 1995, and ending March 31, 2000. MOTI purchased the gas supplied for this sale from MOI producing affiliates and third party sellers. Sales were based on a monthly published index. BROG has informed the Trust that as a result of the Litigation (as hereinafter defined), no gas produced from the properties from which the Royalty was carved will be applied in performance of such agreement with Gas Company. It is the understanding of the Trustee that Gas Company is now known as PNM Gas Services.

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

9. QUARTERLY SCHEDULE OF DISTRIBUTABLE INCOME (UNAUDITED)

The following is a summary of the unaudited quarterly schedule of distributable income for the two years ended December 31, 1996 (in thousands, except unit amounts):

                                            DISTRIBUTABLE
                                               INCOME AND
                                            DISTRIBUTABLE
                           DISTRIBUTABLE           INCOME
1996              ROYALTY         INCOME         PER UNIT
---------------------------------------------------------
First Quarter     $ 4,708        $ 3,926         $.084239
Second Quarter      4,048          2,943          .063143
Third Quarter      24,135         22,791          .488979
Fourth Quarter      8,345          8,143          .174711
                  -------        -------         --------
 Total            $41,236        $37,803         $.811072
                  =======        =======         ========

1995
---------------------------------------------------------
First Quarter     $ 4,476        $ 4,222         $.090595
Second Quarter      5,458          5,054          .108430
Third Quarter       3,542          3,332          .071482
Fourth Quarter      1,680          1,182          .025360
                  -------        -------         --------
 Total            $15,156        $13,790         $.295867
                  =======        =======         ========

INDEPENDENT AUDITOR'S REPORT


BANK ONE, TEXAS, NA AS TRUSTEE FOR THE SAN JUAN BASIN
ROYALTY TRUST:

We have audited the accompanying statements of assets, liabilities and trust corpus of the San Juan Basin Royalty Trust ("Trust") as of December 31, 1996 and 1995, and the related statements of distributable income and changes in trust corpus for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Trustee. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, such financial statements present fairly, in all material respects, the assets, liabilities and trust corpus of the San Juan Basin Royalty Trust as of December 31, 1996 and 1995 and the distributable income and changes in trust corpus for each of the three years in the period ended December 31, 1996 on the basis of accounting described in Note 3.


/s/ DELOITTE & TOUCHE LLP

Deloitte & Touche LLP
Fort Worth, Texas
March 25, 1997




San Juan Basin Royalty Trust
Bank One, Texas, NA, Trustee
Post Office Box 2604
Fort Worth, Texas 76113

Auditors
Deloitte & Touche LLP
Fort Worth, Texas


Legal Counsel
Vinson & Elkins L.L.P
Dallas, Texas


Tax Counsel
Butler & Binion, L.L.P.
Houston, Texas


Transfer Agent
Harris Trust & Savings Bank
Chicago, Illinois