Form 10-K405, Exhibit 13
period 1997-12-31
SAN JUAN BASIN ROYALTY TRUST
filed 1998-03-31
CIK 319655

                                                                      EXHIBIT 13
                             [PHOTO APPEARS HERE]





SAN JUAN BASIN ROYALTY TRUST                           1997 ANNUAL REPORT & 10K

         The San Juan Basin Royalty Trust is building a World Wide Web site for the convenience of investors. By mid-May

                     1998, information about the Trust and

                        its functions will be found at

                                 www.sjbrt.com



                                      The

                              principal asset of

                          the San Juan Basin Royalty

                 Trust consists of a 75% net overriding royal-

          ty interest carved out of certain oil and gas leasehold and royalty interests in the San Juan Basin of northwestern New Mexico.

                                   THE TRUST



UNITS OF BENEFICIAL INTEREST

The Units of Beneficial Interest of the Trust ("Units") are traded on the New York Stock Exchange under the symbol "SJT." From January 1, 1996, to
December 31, 1997, quarterly high and low sales prices and the aggregate amount of monthly distributions per Unit paid each quarter were as follows:

--------------------------------------------------------------------------------
                                                              Distributions
1995                                       High       Low         Paid
----                                     --------   -------    ----------

First Quarter__________________________  $ 8.8750   $7.5000    $ 0.391930

Second Quarter_________________________    8.3125    7.2500      0.183766

Third Quarter__________________________   10.1250    7.9375      0.206076

Fourth Quarter_________________________   10.5626    8.6875      0.261998
                                                               ----------

   Total for 1997______________________                        $ 1.043770
                                                               ==========


1996
----
First Quarter__________________________  $ 6.8750   $5.8750    $  .084239

Second Quarter_________________________    6.5000    5.6250       .063143

Third Quarter__________________________    7.5000    6.0000       .488979

Fourth Quarter_________________________    8.6250    6.1250       .174711
                                                               ----------

   Total for 1996______________________                        $  .811072
                                                               ==========
-------------------------------------------------------------------------------



At December 31, 1997, 46,608,796 Units outstanding were held by 2,505 Unit holders of record. The following table presents information relating to the distribution of ownership Units:

                                                        Number of
TYPE OF UNIT HOLDERS                                   Unit Holders  Units Held
--------------------                                   ------------  ----------
Individuals_______________________________________         2,113      3,520,866
Fiduciaries_______________________________________           356      1,190,649
Institutions______________________________________            16        289,777
Brokers, Dealers and Nominees_____________________             5     39,912,462
Corporations and Partnerships_____________________             8      1,649,092
Miscellaneous_____________________________________             7         45,950
                                                       ------------  ----------
   Total__________________________________________         2,505     46,608,796
                                                       ============  ==========

--------------------------------------------------------------------------------

                                TO UNIT HOLDERS



     We are pleased to present the 1997 Annual Report of the San Juan Basin Royalty Trust. The report includes a copy of the Trust's Annual Report on Form 10-K to the Securities and Exchange Commission for the year ended December 31, 1997, without exhibits. Production figures provided in this letter and in the Trustee's Discussion and Analysis are based on information provided by Burlington Resources Oil & Gas Company ("BROG").

     The Trust was established in November 1980 by Trust Indenture between Southland Royalty and The Fort Worth National Bank. Pursuant to the Indenture, Southland Royalty conveyed to the Trust a 75% net overriding royalty interest (equivalent to a net profits interest) carved out of Southland Royalty's oil and gas leasehold and royalty interest in the San Juan Basin of northwestern New Mexico. This net overriding royalty interest (the "Royalty") is the principal asset of the Trust. The Form 10-K contains important information concerning, among other things, the oil and gas reserves attributable to the Royalty and the properties from which the Royalty was carved.

     Under the Trust Indenture, Bank One, Texas, N.A. (successor trustee) as Trustee, has the primary function of collecting monthly net proceeds ("Royalty Income") attributable to the Royalty and making the monthly distributions to the Unit holders after deducting administrative expenses and any amounts necessary for cash reserves.

     Income to Unit holders for the year 1997 was $48,648,930 or $1.043770 per Unit. This distributable income consisted of Royalty Income of $49,497,479 plus interest income of $99,403, less administrative expenses of $947,952.

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

     On January 2, 1996, Southland Royalty was merged with and became a wholly-owned subsidiary of MOI. Subsequent to the merger, MOI changed its name to Burlington Resources Oil & Gas Company.

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

     Unit holders of record will continue to receive an individualized tax information letter for each of the quarters ending March 31, June 30 and September 30, 1998, and for the year ending December 31, 1998. Unit holders owning Units in nominee name may obtain monthly tax information from the Trustee upon request.

     We are pleased to announce that the new Web site for the Trust will be accessible in mid-May 1998. Please visit the site at www.sjbrt.com to access our news releases, reports, SEC filings and tax information.



Bank One, Texas, NA., Trustee

By: /s/ LEE ANN ANDERSON

Lee Ann Anderson

Vice President

                             [PHOTO APPEARS HERE]



                                      The

                                   San Juan

                              Basin Royalty Trust

                              is a New York Stock

                         Exchange-listed entity, with

                     Units trading under the symbol "SJT."

                             [PHOTO APPEARS HERE]



                                     Cash

                                 distributions

                               from the San Juan

                            Basin Royalty Trust are

                         declared and paid monthly to

                 holders of its Units of beneficial interest.

                         DESCRIPTION OF THE PROPERTIES



     The San Juan Basin properties from which the Trust's net overriding royalty interest was carved are located in San Juan, Rio Arriba and Sandoval counties of northwestern New Mexico (the "Underlying Properties"). The Underlying Properties contain 151,900 gross (119,000 net) producing acres and 3,038 gross (909 net) producing wells, including dual completions. "Gross" acres or wells, for purposes of this discussion, means the entire ownership interest of all parties in such properties, and BROG's interest therein is referred to as the "net" acres or wells.

     The Underlying Properties have historically produced gas primarily from conventional wells drilled to three major formations: the Pictured Cliffs, the Mesa Verde and the Dakota, ranging in depth from 1,500 to 8,000 feet. The characteristics of these reservoirs result in the wells having very long productive lives. A production index for oil and gas properties is the number of years derived by dividing remaining reserves by current production. Based upon the reserve report prepared by independent petroleum engineers as of December 31, 1997, the production index for the San Juan Basin properties is estimated to be approximately 8 years. The production index is subject to change from year to year based on reserve revisions and production levels.

     Among the factors considered by engineers in estimating remaining reserves of natural gas is the current sales price for gas. As the sales price increases, the producer can justify expending higher lifting costs and therefore reasonably expect to recover more of the known reserves. Accordingly, as gas prices rise the production index increases and vice versa.

     During 1988, a drilling program was initiated involving development of Fruitland Coal Seam gas reserves. Wells drilled in the Fruitland Coal Seam range in depth from 2,500 to 3,500 feet, generally on 320-acre spacing. BROG has informed the Trust that based on its success in 1997 it anticipates increasing the density of its drilling operations in the Fruitland Coal, with wells drilled on 160 and 80 -acre spacing.

     The process of removing coal seam gas is often referred to as degasification or desorption. Millions of years ago, natural gas was generated in the process of coal formation and adsorbed into the coal. Water later filled the natural fracture system. When the water is removed from the natural fracture system, reservoir pressure is lowered and the gas desorbs from the coal. The desorbed gas then flows through the fracture system and is produced at the well bore. The volume of formation water production typically declines with time and the gas production may increase for a period of time before starting to decline. In order to dispose of the formation water, surface facilities including pumping units are required, which results in the cost of a completed well being as much as $500,000. During 1997, these coal seam wells produced a total of approximately 9,570,183 MMBtu of gas from the Underlying Properties, which was sold at an average price of $2.03 per MMBtu.

     Production from coal seam wells drilled prior to January 1, 1993, qualifies for Federal income tax credits through 2002. For 1997 the credit was approximately $1.05 per MMBtu. During 1997, potential Section 29 tax credits of approximately $.215593 per Unit were generated for Trust Unit holders from production from coal seam wells.

     During 1997, BROG incurred approximately $7.2 million of capital expenditures for the drilling and completion of 64 gross (3.53 net) conventional wells, recompletion of 14 gross (5.4 net) conventional wells, drilling and completion of 1 gross (.84 net) coal seam well, and 21 gross (2.32 net) coal seam recavitations. There were 5 gross (1.22 net) new conventional wells, 3 gross (1.08 net) conventional recompletions, 11 gross (.42 net) coal seam recompletion, 5 gross (.20 net) coal seam recavitations, and 1 gross (.04 net) coal seam well in progress as of December 31, 1997. During 1996, BROG participated in the completion of 13 gross (1.96 net) conventional wells, drilling and recompletion of 8 gross (4.80 net) conventional wells as coal seam wells, recompleting 44 gross (12.96 net) conventional wells and other maintenance activities and facilities costs at a total cost of $9,409,000.

     Due to size of the coal seam drilling program in the San Juan Basin in the late 1980s by various operators, there was more gas deliverability than available pipeline capacity. As a result, several natural gas transportation companies commenced pipeline expansion projects which almost doubled the available transportation capacity out of the San Juan Basin. These projects were completed during 1992 and production increased to 26.6 Bcf for 1992 and to 40.7 Bcf for 1994. BROG has advised the Trustee that current mainline capacity out of the San Juan Basin is estimated at 3 Bcf per day for El Paso Natural Gas Pipeline and 1.5 Bcf per day for Transwestern Pipeline Company and that pipelines from the San Juan Basin are now capable of transporting approximately
1.2 Bcf per day to markets east of the San Juan Basin.

                         DESCRIPTION OF THE PROPERTIES



     Based on available geological and pricing information, the Trust has been advised that approximately 71 net conventional wells are projected to be drilled on the Underlying Properties. Proved undeveloped reserves have been assigned to these wells. BROG has advised the Trust that its 1998 capital projections for Trust working interests are estimated to be $10 million. Fruitland Coal is estimated to be approximately 15% of the total and the remainder would be conventional projects. Of the 300 planned projects, 47 will be conventional new drill locations at a cost of approximately $3.2 million. There are 47 planned Fruitland Coal recavitations at an estimated cost of $500,000, 39 of which will be in the 39-6 Federal Unit. BROG anticipates adding compressors to 56 Fruitland Coal wells at a cost of approximately $700,000. There are approximately 100 miscellaneous conventional projects planned, mostly projects aimed at improving production from existing wells, at a cost estimated to be $5 million. BROG anticipates that non-operated projects would be at a cost of approximately $600,000. Development plans are dependent upon numerous factors, including, but not limited to, drilling results of gas wells, anticipated demand for gas, the sales price of gas, cost to drill the wells and other factors that BROG may deem appropriate.

     The Federal Energy Regulatory Commission is primarily responsible for federal regulation of natural gas. For a further discussion of gas pricing, gas purchasers, gas production and regulatory matters affecting gas production see
Item 2, "Properties" in the accompanying Form 10-K.

                             [PHOTO APPEARS HERE]

                       TRUSTEE'S DISCUSSION AND ANALYSIS



     Distributable income consists of Royalty Income plus interest, less the general and administrative expenses of the Trust and any changes in cash reserves established by the Trustee. For the year ended December 31, 1997, distributable income increased to $48,648,930 from $37,803,167 distributed in 1996. The increase was primarily attributable to significantly higher gas prices. Interest income increased from $76,346 in 1996 to $99,403 in 1997 primarily due to increased funds available for investment.

     Total gas and oil production from the Underlying Properties for the five years ended December 31, 1997, were as follows:

-------------------------------------------------------------------------------------------------------------------
                                   1997                 1996               1995               1994          1993
                                ----------           ----------         ----------         ----------    ----------
Gas - Mcf_________________      41,948,567           40,738,422         34,387,190         34,222,189    40,736,391
Mcf per day_______________         114,928              111,307             94,211             93,759       111,607
Oil - Bbls________________          89,492               83,552             75,014             84,648        88,466
Bbls per day______________             245                  228                206                232           242
-------------------------------------------------------------------------------------------------------------------

     Since the oil and gas sales attributable to the Royalty are based on an allocation formula dependent on such factors as price and cost, including capital expenditures, the aggregate volumes from the Underlying Properties may not provide a meaningful comparison to volumes attributable to the Royalty.

     Royalty Income for the calendar year is associated with actual gas and oil production during the period from November of the preceding year through October of the current year. Gas and oil sales attributable to the royalty for the past five years, (excluding portions attributable to the litigation settlement proceeds described in Note 5 to accompanying Financial Statements), are summarized in the following table:

-------------------------------------------------------------------------------------------------------------------
                                   1997                 1996               1995               1994          1993
                               -----------          -----------        -----------        -----------   -----------
Gas - Mcf_________________      24,236,419           17,927,785         13,331,758         15,459,542    23,895,506
Average Price (per Mcf)___           $2.21                $1.30              $1.25              $1.66         $1.70
Oil - Bbls________________          50,860               36,792             29,424             36,769        51,921
Average Price (per Bbl)___          $19.35               $19.64             $14.43             $13.09        $15.58
-------------------------------------------------------------------------------------------------------------------


     The fluctuations in annual gas production that have occurred during these five years generally resulted from changes in the demand for gas during that time, marketing conditions and production from new wells. Production from the Underlying Properties is influenced by the line pressures of the gas gathering systems in the San Juan Basin. Expansion during 1992 of the gas transmission systems that transport gas out of the San Juan Basin resulted in increased production beginning in 1992. Higher volumes in 1993 can be partially attributed to gas balancing in the San Juan 30-6 Federal Unit which occurred in the 3rd and 4th quarters of 1993. Production from the 30-6 Unit was more normalized beginning in 1994. Production increased from 1995 to 1996 primarily due to increased coal seam volumes.

                       TRUSTEE'S DISCUSSION AND ANALYSIS


Royalty Income for the five years ended December 31, 1997, was determined as shown in the following table:

-----------------------------------------------------------------------------------------------------------------
                                         1997            1996            1995            1994            1993
                                      -----------     -----------     -----------     -----------     -----------
GROSS PROCEEDS FROM
THE UNDERLYING PROPERTIES:
--------------------------

Gas_______________________________    $91,495,060     $51,865,730     $41,483,305     $54,375,586     $69,266,623

Oil_______________________________      1,728,296       1,638,753       1,084,262       1,140,738       1,384,468

Other_____________________________           -0-              -0-             -0-             -0-             -0-
                                      -----------     -----------     -----------     -----------     -----------

  Total___________________________     93,223,356      53,504,483      42,570,159      55,498,324      70,651,091
                                      ===========     ===========     ===========     ===========     ===========


LESS PRODUCTION COSTS:
---------------------
Capital Costs ____________________      7,231,696       7,223,281       6,560,277       9,409,462       3,988,136

Severance Tax - Gas_______________      8,989,202       5,654,831       4,694,750       5,864,834       6,543,615

Severance Tax - Oil ______________        167,844         176,379         115,474         117,028         153,072

Other_____________________________         61,832          59,089             117             -0-             -0-

Leasing Operating Expenses________     10,776,145      11,838,345      10,991,152       9,066,750       9,864,773
                                      -----------     -----------     -----------     -----------     -----------

  Total___________________________     27,226,719      24,951,925      22,361,770      24,458,074      20,549,596
                                      -----------     -----------     -----------     -----------     -----------

Net Profits_______________________     65,996,637      28,552,558      20,208,389      31,040,250      50,101,495

Royalty Percentage_______________             75%             75%             75%             75%             75%

Royalty Income____________________    $49,497,479     $21,414,419     $15,156,292     $23,280,188     $37,576,121
                                      ===========     ===========     ===========     ===========     ===========
-----------------------------------------------------------------------------------------------------------------

     The higher capital costs in 1994 were primarily attributable to recompletions into the coal seam as part of a program which was initiated in 1988. The capital costs incurred by BROG on the Underlying Properties for the year ended December 31, 1997, amounted to $7,231,696 versus $7,223,281 for 1996. The increase was primarily attributable to increased drilling activity. The Royalty Income amount of $21,414,419 for 1996 does not include the $19,822,005 paid to the Trust on September 30, 1996, in settlement of the litigation described in Note 5 to the accompanying Financial Statements. Operating costs in 1997 include the impact of the receipt of $250,000 from BROG as an offset to lease operating expense in connection with the settlement of that litigation. Excluding the impact of the offset, monthly operating costs in 1997 averaged approximately $899,000, which is lower than the $955,000 average in 1996.

     Distributable income for three months ended December 31, 1997, totaled $12,211,435 ($.261999 per Unit) as compared to $8,143,076 ($.174711 per Unit)
for the quarter ended December 31, 1996. The amount distributed in the fourth quarter of 1997 was higher than that of 1996 primarily because of the higher average gas prices.

      Royalty Income of the Trust for the fourth quarter is associated with actual gas and oil production during August through October of each year. Gas and oil sales for the quarters ended December 31, 1997 and 1996 were as follows:

--------------------------------------------------------------------------------
UNDERLYING PROPERTIES                       1997                    1996
--------------------                    ----------              ----------

Gas - Mcf___________________________    10,441,818              10,535,177
  Average Price (per Mcf)___________         $2.15                   $1.64
Oil - Bbls__________________________        19,438                  19,460
  Average Price (per Bbl)___________        $17.90                  $21.06

ATTRIBUTABLE TO ROYALTY
-----------------------
Gas - Mcf____________________________    6,113,834               5,478,137
Oil - Bbls___________________________       11,400                  10,260

--------------------------------------------------------------------------------

     The average price of gas increased the fourth quarter of 1997 primarily due to increases in spot prices. The average of oil decreased compared to the prior year. Gas production decreased slightly primarily due to a decrease in coal seam production. During the fourth quarter of 1997, coal seam production from the Underlying Properties averaged 1,547,000 Mcf per month compared to 1,728,000 Mcf per month during the fourth quarter of 1996.

     Capital costs for the fourth quarter of 1997 totaled $1,579,932 compared to $1,996,490 during the same period of 1996. The decrease was due to a decrease in drilling activity in the fourth quarter of 1997. Operating costs in 1997 include the impact of the receipt of $250,000 from BROG as an offset to lease operating expense in connection with the settlement of litigation. Excluding the impact of the offset, lease operating costs for the fourth quarter of 1997 averaged $858,000 per month compared to $926,000 per month in the fourth quarter of 1996.

                         SAN JUAN BASIN ROYALTY TRUST

Statements of Assets, Liabilities and Trust Corpus
December 31, 1997 and 1996

------------------------------------------------------------------------------------------------------------
ASSETS                                                                             1997             1996
------                                                                          -----------      -----------
Cash and Short-term investments______________________________                   $ 5,111,832      $ 3,127,828
Net Overriding Royalty Interests in Producing Oil and
    Gas Properties - Net (Notes 2 and 3)_____________________                    56,119,448       62,808,148
                                                                                -----------      -----------
                                                                                $61,231,280      $65,935,976
                                                                                ===========      ===========

LIABILITIES AND TRUST CORPUS
----------------------------
Distribution Payable to Unit Holders_________________________                   $ 5,111,832      $ 3,127,828
Contingencies (Note 5)
Trust Corpus - 46,608,796 Units of Beneficial interest
     Authorized and Outstanding______________________________                    56,119,448       62,808,148
                                                                                -----------      -----------
                                                                                $61,231,280      $65,935,976
                                                                                ===========      ===========
------------------------------------------------------------------------------------------------------------

Statements of Distributable Income
for the Three Years Ended December 31, 1997

------------------------------------------------------------------------------------------------------------
                                                                   1997            1996             1995
                                                                ------------    -----------      -----------
Royalty Income (Notes 2, 3 and 5)____________________________   $ 49,497,479    $41,236,424      $15,156,292
Interest Income______________________________________________         99,403         76,346           31,978
                                                                ------------    -----------      -----------
                                                                  49,596,882     41,312,770       15,188,270

Expenditures - General and Administrative____________________        947,952      3,509,603        1,398,169
                                                                ------------    -----------      -----------
Distributable Income_________________________________________   $ 48,648,930    $37,803,167      $13,790,101
                                                                ============    ===========      ===========
Distributable Income per Unit (46,608,796 Units)_____________   $   1.043770    $   .811072      $   .295867
                                                                ============    ===========      ===========
------------------------------------------------------------------------------------------------------------

Statements of Changes in Trust Corpus
for the Three Years Ended December 31, 1997

------------------------------------------------------------------------------------------------------------
                                                                    1997           1996             1995
                                                                ------------    -----------      -----------
Trust Corpus, Beginning of Period____________________________   $ 62,808,148    $70,133,536      $74,942,040
Amortization of Net Overriding Royalty Interest
   (Notes 2 and 3)___________________________________________     (6,688,700)    (7,325,388)      (4,808,504)
Distributable Income_________________________________________     48,648,930     37,803,167       13,790,101
Distributions Declared_______________________________________    (48,648,930)   (37,803,167)     (13,790,101)
                                                                ============    ===========      ===========
Trust Corpus, End of Period__________________________________   $ 56,119,448    $62,808,148      $70,133,536
                                                                ============    ===========      ===========
------------------------------------------------------------------------------------------------------------

The accompanying Notes to Financial Statements are an integral part of these statements.

          SAN JUAN BASIN ROYALTY TRUST NOTES TO FINANCIAL STATEMENTS

1.   TRUST ORGANIZATION AND PROVISIONS

The San Juan Basin Royalty Trust ("Trust") was established as of November 1, 1980. Bank One, Texas, N.A. ("Trustee") is Trustee for the Trust. Southland Royalty Company ("Southland") conveyed to the Trust a 75% net overriding royalty interest ("Royalty") in Southland's working interests and royalty interests in the San Juan Basin in northwestern New Mexico.

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

     The cash received by the Trustee consists of the amounts received by the owner of the interest burdened by the Royalty from the sale of production less the sum of applicable taxes, accrued production costs, development and drilling costs, operating charges and other costs and deductions, multiplied by 75%. Royalty income for 1996 was comprised of $21,414,419, which represents the net overriding royalty interest in the net profits of the properties from which the net overriding royalty was carved, and $19,822,005 paid to the Trust as a result of the settlement of litigation involving the Trustee, Meridian Oil Inc. ("MOI") and Southland. For more information regarding the settlement of the litigation, see Note 5.

     The initial carrying value of the Royalty ($133,275,528) represented Southland's historical net book value at the date of the transfer to the Trust. Accumulated amortization as of December 31, 1997 and 1996 aggregated $77,156,080 and $70,467,380, respectively.

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

                         SAN JUAN BASIN ROYALTY TRUST


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

     The Trust began receiving royalty income from coal seam wells beginning in 1989. Under Section 29 of the Internal Revenue Code, production from coal seam gas wells drilled prior to January 1, 1993, qualifies for the Federal income tax credit for producing non-conventional fuels. Production from coal seam wells drilled prior to January 1, 1993, qualifies for Federal income tax credits through 2002. Production from wells drilled after December 31, 1979, but prior to January 1, 1993, to a formation beneath a qualifing coal seam formation which are later completed into such formation, also qualifies for the tax credit. This tax credit was approximately $1.05 per MMBtu for the year 1997 and is adjusted for inflation annually. The credit currently applies to production through the year 2002. Each Unit holder must determine his pro rata share of such production based upon the number of Units owned during each month of the year and apply the tax credit against his own income tax liability, but such credit may not reduce his regular tax liability (after the foreign tax credit and certain other nonrefundable credits) below his tentative minimum tax. Section 29 also provides that any amount of Section 29 credit disallowed for the tax year solely because of this limitation will increase his credit for prior year minimum tax liability, which may be carried forward indefinitely as a credit against the taxpayer's regular tax liability, subject, however, to the limitations described in the preceding sentence. There is no provision for the carryback or carryforward of the Section 29 credit in any other circumstances.

     The classification of the Trust's income for purposes of the passive loss rules may be important to a Unit holder. As a result of the Tax Reform Act of 1986, royalty income will generally be treated as portfolio income and will not reduce passive losses.

5.   LITIGATION SETTLEMENT

On June 4, 1992, the Trustee filed suit (the "Litigation") against MOI and Southland in New Mexico. The principal asset of the Trust consists of a 75% net overriding royalty interest carved out of certain of Southland's oil and gas leasehold and royalty interests in the San Juan Basin located in San Juan, Rio Arriba and Sandoval counties of northwestern New Mexico (the "Underlying Properties"). MOI and Southland were the operators of the Underlying Properties. On January 2, 1996, Southland was merged with and became a wholly owned subsidiary of MOI. Subsequent to the merger, MOI changed its name to Burlington Resources Oil & Gas Company ("BROG").

     The claims asserted on behalf of the Trust in the lawsuit included breach of contract, breach of the covenant of good faith and fair dealing, breach of express good faith duty, constructive fraud, unjust enrichment, prima facie tort, intentional interference with contract and conspiracy. The relief sought included compensatory and punitive damages, an accounting and a permanent injunction relating to the operation of the Underlying Properties.

     On September 4, 1996, the Trustee announced the settlement of the Litigation. The Litigation was dismissed on September 12, 1996. BROG denied and continues to deny the allegations made against it in the Litigation, but the parties agreed to settle the Litigation as outlined herein.

     BROG agreed (i) to pay $19,750,000 in cash plus interest earnings thereon from September 5, 1996, in settlement of underpayment of royalty claims of the Trust; and (ii) commencing in 1997, to credit the Trust with $250,000 per year for five years as an offset against lease operating expenses chargeable to the Trust. BROG also agreed to make certain adjustments that represent cost reductions favorable to the Trust in the ongoing charges for coal seam gas gathering and treating on BROG's Val Verde system. Additionally, the Trustee and BROG established a formal protocol that will provide the Trustee and its representatives improved access to BROG's books and records applicable to the Underlying Properties.

     Agreement was also reached regarding marketing arrangements for the sale of gas, oil and natural gas liquids products from the Underlying Properties going forward as follows:

                             [PHOTO APPEARS HERE]



                                      The

                                  Trust made

                             distributions total-

                           ing $1.04377 per Unit of

                         beneficial interest in 1997.

                         SAN JUAN BASIN ROYALTY TRUST


[MAP OF SAN JUAN BASIN APPEARS HERE]

     1. BROG's pre-existing contract with a third-party purchaser covering baseload gas volumes in the firm amount of 45,000 MMBtu per day remained effective for a period of one year from July 1, 1996.

     The remaining volumes of gas from the Underlying Properties were marketed by an independent marketer, El Paso Energy Marketing Company, a subsidiary of El Paso Energy Corporation, beginning October 1, 1996. BROG agreed that subsequent contracts for the sale of gas from the Underlying Properties would require the written approval of an independent gas marketing consultant acceptable to the Trust. For a discussion of the current contract covering the sale of gas from the Underlying Properties, see Note 6.

     2. BROG will continue to market the Trust oil and natural gas liquids but will remit to the Trust actual proceeds from such sales. BROG will no longer use posted prices as the basis for calculating proceeds to the Trust nor make a deduction for marketing fees associated with sales of oil or natural gas liquids products.

     3. The Trust retained access to BROG's current gas transportation, gathering, processing and treating agreements with third parties through the remainder of their primary terms. Additionally, El Paso could utilize BROG's eastern transportation agreement for delivery from the San Juan Basin on El Paso Natural Gas Company pipeline to pipelines in West Texas of up to 13,333 MMBtu per day of gas produced from Underlying Properties for a period of one year commencing October 1, 1996.

     The $19,822,005 settlement proceeds of the Litigation (or $.425285 per Unit of beneficial interest) was paid to the Trust on September 30 and distributed on October 15, 1996, to Unit holders of record as of September 30, 1996 (the "Record Date"). The distribution was taxable to Unit holders as of such Record Date. This distribution was in addition to the regular monthly distribution on October 15.

6.   CERTAIN CONTRACTS

Southland entered into five-year gas, gas processing and gas gathering agreements with Sunterra Gas Gathering Company (a subsidiary of Public Service Company of New Mexico) ("Sunterra") and Gas Company of New Mexico (a division of Public Service Company of New Mexico) ("Gas Company") that were effective as of July 1,1990. The new contracts applied to all lands previously dedicated to Sunterra and Gas Company for first sales of natural gas sold into interstate or intrastate markets, except that the new gas purchase contracts excluded all gas produced and sold from coal seam wells. The new gas purchase contracts provided for purchases by Sunterra and Gas Company for winter heating season only. During the remainder of the year, Southland could market the gas through any arrangements it deemed advisable. Under the new gas purchase contracts, Southland received prices, inclusive of severance taxes, ranging from approximately $2.35 per MMBTu to $3.37 per MMBtu over the life of the contracts. The contracts also provided for certain "take-or-pay obligations" if certain minimum levels of natural gas sales are not reached.

     In 1991, due to the low level of natural gas prices, Sunterra informed Southland that it would not take any significant volume of gas during the 1991-1992 winter heating season and would simply pay the "take-or-pay obligation" amount. Consequently, the majority of the wells subject to the contracts would have remained shut-in during the winter heating season. In an attempt to maximize production and revenues from the Underlying Properties, Southland informed the Trustee that it entered into an agreement with Sunterra and Gas Company that amended the terms of the contracts discussed above for only the 1991-1992 winter heating season. The amendment provided that Sunterra and Gas Company could purchase approximately 35% of the contract provided take levels at a wellhead price slightly higher than the spot market well-head index price for the San Juan Basin. Any gas purchased by Sunterra and Gas Company above this level averaged $2.63 per MMBtu. Southland was free to market the remaining deliverable gas to other purchasers. During 1992, Sunterra and Gas Company purchased 3,241,550 Mcf and 702,629 Mcf, respectively, at average prices of $1.98 and $2.25 per Mcf, respectively, from the Underlying Properties.

     To continue to maximize production and revenues from Trust Properties, Southland again informed the Trustee that it negotiated an agreement with Sunrerra and Gas Company that amended the terms of the original contracts discussed above for only the 1992-1993 winter heating season. The amendment provided that Gas Company and Sunterra were required to purchase a minimum of 11,500 MMBtu per day at $2.695 per MMBtu under the intrastate and a minimum of 16,550 MMBtu per day at $2.94 per MMBtu under the interstate contracts. A portion of the excess gas

                         SAN JUAN BASIN ROYALTY TRUST

was released for spot sales, with a recall provision at an average contract price.

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

     Southland informed the Trust an amendment had also been entered into for the 1994-1995 winter heating season. Gas Company and Sunterra were required to purchase, at the wellhead, an average volume of 10,529 MMBtu per day at $2.884 per MMBtu for the period beginning November 1,1994, and ending March 31, 1995, and an additional 14,900 MMBtu per day at $3.146 per MMBtu for the period beginning December 1, 1994, and ending February 28, 1995. Gas Company and Sunterra were granted a make-up period of four months beginning April 1, 1995, to fulfill this purchase obligation.

     Gas Company and Sunterra were also granted recall rights on volumes up to 15,000 MMBtu per day at the tailgate of the Kutz and Lybrook plants, provided they nominated the full contract volume specified above. The price for recall gas was the average of the first and second issues of the Inside FERC EPNG SJ Index.

     The Trust was advised that effective July 1, 1995, Williams Field Services ("Williams") purchased the Kutz and Lybrook processing plants and the gathering systems behind these plants which were owned by Sunterra, Gas Company and Sunterra Gas Processing Company ("SGPC") and that new gathering and processing agreements with Williams were entered into which contain acceptable rates, terms and conditions. The new agreements replaced the then current gathering and processing agreements with Gas Company, Sunterra and SGPC effective on the closing date of the sale of these facilities to Williams.

     The gas purchase contracts described in Note 5 were continued, by agreement of the parties until December 31, 1997. Effective January 1, 1998, all volumes of Trust gas became subject to the terms of a Natural Gas Sales and Purchase Contract between BROG and El Paso Energy Marketing Company ("El Paso"). That contract is for a term of two years through and including December 31, 1999 and provides for the sale of Trust gas at prices which will fluctuate in accordance with published indices for gas sold in the San Juan Basin of New Mexico. BROG entered into the contract with El Paso after soliciting and receiving competitive bids in late 1997 from six major gas marketing firms to market and/or purchase the Trust gas. While it is impossible to predict the exact economic value of gas contracts, the Trust has been advised by its independent gas marketing consultant that the contract with El Paso should provide for the average highest sales price for natural gas in the San Juan Basin over the two-year term of the contract.

     Confidentiality agreements with purchasers of gas produced from the Underlying Properties prohibit public disclosure of certain terms and conditions of gas sales contracts with those entities, including specific pricing terms, gas receipt points, etc. Such disclosure could compromise the ability to compete effectively in the marketplace for the sale of gas produced from the Underlying Properties.

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

9.   QUARTERLY SCHEDULE OF DISTRIBUTABLE INCOME (UNAUDITED)

The following is a summary of the unaudited quarterly schedule of distributable income for the two years ended December 31, 1997 (in thousands, except unit amounts):

=============================================================
                                                Distributable
                                                 Income and
                        Royalty  Distributable  Distribution
1997                    Income      Income        Per Unit
----                    -------  -------------  -------------

First Quarter_________  $18,471        $18,267      $ .391930

Second Quarter________    8,900          8,565        .183766

Third Quarter_________    9,764          9,605        .206076

Fourth Quarter________   12,363         12,212        .261998
                         ------         ------      ---------

  Total_______________  $49,498        $48,649      $1.043770
                        =======        =======      =========

1996
----

First Quarter_________  $ 4,708        $ 3,926      $ .084239

Second Quarter________    4,408          2,943        .063143

Third Quarter_________   24,135         22,791        .488979

Fourth Quarter________    8,345          8,143        .174711
                        -------        -------      ---------

  Total_______________  $41,236        $37,803      $ .811072
                        =======        =======      =========
=============================================================

                          INDEPENDENT AUDITORS' REPORT

Bank One, Texas, N.A. as Trustee for the San Juan Basin Royalty Trust:

We have audited the accompanying statements of assets, liabilities and trust corpus of the San Juan Basin Royalty Trust ("Trust") as of December 31, 1997 and 1996, and the related statements of distributable income and changes in trust corpus for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Trustee. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such financial statements present fairly, in all material respects, the assets, liabilities and trust corpus of the San Juan Basin Royalty Trust as of December 31, 1997 and 1996, and the distributable income and changes in trust corpus for each of the three years in the period ended December 31, 1997, on the basis of accounting described in Note 3.


/s/ DELOITTE & TOUCHE LLP

Deloitte & Touche LLP
Fort Worth, Texas
March 25, 1998

--------------------------------------------------------------------------------


SAN JUAN BASIN ROYALTY TRUST            TAX COUNSEL

Bank One, Texas, NA., Trustee           Butler & Binion, L.L.P.
Post Office Box 2604                    Houston, Texas
Fort Worth, Texas 76113
817-884-4630
Web site: www.sjbrt.com                 TRANSFER AGENT

                                        Harris Trust & Savings Bank
AUDITORS                                311 West Monroe Street, 11th Floor
                                        Chicago, Illinois 60606
Deloitte & Touche LLP
Fort Worth, Texas                       For questions about distribution checks,
                                        address changes, and transfer
                                        procedures, call 800-573-4048 or
LEGAL COUNSEL                           312-461-6001.

Vinson & Elkins L.L.P
Dallas, Texas