Form 10-K405, Exhibit 13
period 1998-12-31
SAN JUAN BASIN ROYALTY TRUST
filed 1999-03-31
CIK 319655

                                                                      EXHIBIT 13




                   SAN JUAN BASIN            ROYALTY TRUST










POST OFFICE BOX 2604    FORT WORTH, TEXAS 76113    817-884-4630    WWW.SJBRT.COM

 THE TRUST

The principal asset of the San Juan Basin Royalty Trust (the "Trust") consists of a 75% net overriding royalty interest carved out of certain of Southland Royalty Company's ("Southland Royalty") oil and gas leasehold and royalty interests in the San Juan Basin of northwestern New Mexico.

UNITS OF BENEFICIAL INTEREST

The Units of Benecial Interest of the Trust ("Units") are traded on the New York Stock Exchange under the symbol "SJT." From January 1, 1997, to December 31, 1998, quarterly high and low sales prices and the aggregate amount of monthly distributions per Unit paid each quarter were as follows:


--------------------------------------------------------------------------------
                                                                 Distributions
1998                                High             Low            Paid
----                                ----             ---            ----
First Quarter ..............    $   9.3750       $ 7.1875       $    .245489
Second Quarter .............        8.8750         7.3125            .137462
Third Quarter ..............        7.7500         5.1875            .132248
Fourth Quarter .............        6.8750         5.1250            .119840
                                                                ------------
      Total for 1998 .......                                    $    .635039
                                                                ============


1997
First Quarter ..............    $   8.8750       $ 7.5000       $    .391930
Second Quarter .............        8.3125         7.2500            .183766
Third Quarter ..............       10.1250         7.9375            .206076
Fourth Quarter .............       10.5626         8.6875            .261998
                                                                ------------
      Total for 1997........                                    $   1.043770
                                                                ============
--------------------------------------------------------------------------------

At December 31, 1998, 46,608,796 Units outstanding were held by 2,436 Unit holders of record. The following table presents information relating to the distribution of ownership Units:

--------------------------------------------------------------------------------
                                    Number of
Type of Unit Holders               Unit Holders   Units Held
--------------------               ------------   ----------
Individuals .................          2,114      3,685,129
Fiduciaries .................            271        908,232
Institutions ................             27      1,857,713
Brokers, Dealers and Nominees              6     39,946,730
Corporations and Partnerships              4         90,792
Miscellaneous ...............             14        120,200
                                       -----     ----------
      Total .................          2,436     46,608,796
                                       =====     ==========
--------------------------------------------------------------------------------

                                 TO UNIT HOLDERS

We are pleased to present the 1998 Annual Report of the San Juan Basin Royalty Trust. The report includes a copy of the Trust's Annual Report on Form 10-K to the Securities and Exchange Commission for the year ended December 31, 1998, without exhibits. The Form 10-K contains important information concerning the Underlying Properties, including the oil and gas reserves attributable to the net overriding royalty interest owned by the Trust. Production figures provided in this letter and in the Trustee's Discussion and Analysis are based on information provided by Burlington Resources Oil & Gas Company ("BROG"). The Trust was established in November 1980 by Trust Indenture between Southland Royalty and The Fort Worth National Bank. Pursuant to the Indenture, Southland Royalty conveyed to the Trust a 75% net overriding royalty interest (equivalent to a net profits interest) carved out of Southland Royalty's oil and gas leasehold and royalty interests in the San Juan Basin of northwestern New Mexico. This net overriding royalty interest (the "Royalty") is the principal asset of the Trust. The Form 10-K contains important information concerning, among other things, the oil and gas reserves attributable to the Royalty and the properties from which the Royalty was carved. Under the Trust Indenture, Bank One, Texas, N.A. (successor trustee) as Trustee, has the primary function of collecting monthly net proceeds ("Royalty Income") attributable to the Royalty and making the monthly distributions to the Unit holders after deducting administrative expenses and any amounts necessary for cash reserves. Income distributed to Unit holders for the year 1998 was $29,598,402 or $.635039 per Unit. This distributable income consisted of Royalty Income of $30,317,860 plus interest income of $68,648, less administrative expenses of $788,106. In September 1988, the Trust was advised by Southland Royalty and its affiliate Meridian Oil, Inc. ("MOI"), both of which were subsidiaries of Burlington Resources, Inc., that they had initiated a drilling program in the San Juan Basin of northwestern New Mexico involving development of Fruitland Coal gas reserves on properties in which the Trust owns an interest. For more information on the coal seam drilling program and the related Federal income tax credit associated with gas produced from coal seam wells drilled before January 1, 1993, please see the "Description of the Properties" section of this Annual Report. On January 2, 1996, Southland Royalty was merged with and became a wholly-owned subsidiary of MOI. Subsequent to the merger, MOI changed its name to Burlington Resources Oil & Gas Company. Information about the Trust's estimated proved reserves of gas, including coal seam gas, and of oil as well as the present value of net revenues discounted at 10% can be found in Item 2 of the accompanying Form 10-K. Certain Royalty Income is generally considered portfolio income under the passive loss rules enacted by the Tax Reform Act of 1986. Therefore, it appears that Unit holders should not consider the taxable income from the Trust to be passive income in determining net passive income or loss. Unit holders should consult their tax advisors for further information. Unit holders of record will continue to receive an individualized tax information letter for each of the quarters ending March 31, June 30 and September 30, 1999, and for the year ending December 31, 1999. Unit holders owning Units in nominee name may obtain monthly tax information from the Trustee upon request. For readers' convenience, a glossary which contains definitions will be found on page four. Please visit our web site at www.sjbrt.com to access news releases, reports, SEC filings and tax information.

Bank One, Texas, N.A., Trustee
By: /s/ LEE ANN ANDERSON
Lee Ann Anderson
Vice President

                                    [PHOTO]

GLOSSARY OF TERMS

AGGREGATE MONTHLY DISTRIBUTION: an amount paid to unitholders equal to the royalty income received by the Trustee during a calendar month plus interest, less the general and administrative expenses of the Trust, adjusted by any changes in cash reserves.

BBL: Barrel, generally 42 U.S. gallons measured at 60 degrees F.

BCF: Billion cubic feet.

BROG: Burlington Resources Oil & Gas Company.

BTU: British thermal unit; the amount of heat necessary to raise the temperature of one pound of water one degree Fahrenheit.

COAL SEAM TAX CREDIT: A federal income tax credit available under Sec. 29 of the Internal Revenue Code for producing coal seam gas (and other non-conventional fuels) from wells drilled prior to January 1, 1993; and for production from wells drilled after December 31, 1979, but prior to January 1, 1993, to a formation beneath a qualifying coal seam formation, which are later completed into such formation.

COAL SEAM WELL: A well completed to a coal deposit found to contain and emit natural gas.

COMMINGLED WELL: A well which produces from two or more formations through a common well casing and a single tubing string.

CONVENTIONAL WELL: A well completed to a formation historically found to contain deposits of oil or gas (for example, in the San Juan Basin, the Pictured Cliffs, Dakota and Mesa Verde formations) and operated in the conventional manner.

DEPLETION: The exhaustion of a petroleum reservoir; the reduction in value of a wasting asset by removing the minerals; for tax purposes, the removal and sale of minerals from a mineral deposit.

DISTRIBUTABLE INCOME: an amount paid to unitholders equal to the royalty income received by the Trustee during a given period plus interest, less the general and administrative expenses of the Trust, adjusted by any changes in cash reserves.

DUAL COMPLETION: The completion of a well into two separate producing formations at different depths, generally through one string of pipe, inside of which is a smaller string of pipe producing from the other formation.

ESTIMATED FUTURE NET REVENUES: An estimate computed by applying current prices of oil and gas (with consideration of price changes only to the extent provided by contractual arrangements and allowed by federal regulation) to estimated future production of proved oil and gas reserves as of the date of the latest balance sheet presented, less estimated future expenditures (based on current costs) to be incurred in developing and producing the proved reserves, and assuming continuation of existing economic conditions; sometimes referred to as "estimated future net cash flows."

GRANTOR TRUST: A trust (or portion thereof) with respect to which the grantor or an assignee of the grantor, rather than the trust, is treated as the owner of the trust properties and is taxed directly on the trust income for federal income tax purposes under Sections 671 through 679 of the Internal Revenue Code.

GROSS ACRES OR WELLS: The interests of all persons owning interests in such acres or wells.

GROSS PROCEEDS: The amount received by BROG (or any subsequent owner of the interests from which the Royalty was carved) from the sale of the production attributable to such interests.

LEASE OPERATING EXPENSES: Expenses incurred in the operation of a producing property as apportioned among the several parties in interest.

MCF: 1,000 cubic feet; the standard unit for measuring the volume of natural gas.

MMBTU: One million British thermal units.

MULTIPLE COMPLETION WELL: A well which produces simultaneously through separate tubing strings from two or more producing horizons or alternatively from each.

NET ACRES OR WELLS: The interests of BROG (from which the Royalty was carved) in such acres or wells.

NET OVERRIDING ROYALTY INTEREST: A share of gross production from a property, measured by net profits from operation of the property and carved out of the working interest, i.e., a net profits interest.

NET PROCEEDS: The excess of gross proceeds received by BROG during a particular period over production costs for such period.

PRESENT VALUE OF ESTIMATED FUTURE NET REVENUES: A computation using the estimated future net revenues (as defined above) and a discount rate of 10%.

PRODUCTION COSTS: Costs incurred on an accrual basis by BROG in operating the Underlying Properties, including both capital and non-capital costs and including, for example, development drilling, production and processing costs, applicable taxes, and operating charges.

PROVED DEVELOPED RESERVES: Those proved reserves which can be expected to be recovered through existing wells with existing equipment and operating methods.

PROVED RESERVES: Those estimated quantities of crude oil, natural gas and natural gas liquids, which, upon analysis of geological and engineering data, appear with reasonable certainty to be recoverable in the future from known oil and gas reservoirs under existing economic and operating conditions.

PROVED UNDEVELOPED RESERVES: Those proved reserves which are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required.

RECAVITATED WELL: A coal seam well, the production from which has been enhanced or extended by the enlargement of the cavity within the coal deposit to which the well has been completed.

RECOMPLETED WELL: A well completed by drilling a separate well-bore from an existing casing in order to reach the same reservoir, or re-drilling the same well bore to reach a new reservoir after production from the original reservoir has been abandoned.

ROYALTY: The principal asset of the Trust; the 75% net overriding royalty interest conveyed to the Trust on November 3, 1980, by Southland Royalty Company, the predecessor to BROG, which was carved out of certain oil and gas working interests and royalty interests owned by it in the San Juan Basin.

SPOT PRICE: The price paid for gas, oil or oil products sold under contracts for the purchase and sale of such minerals on a short-term basis.

UNDERLYING PROPERTIES: The working interests and royalty interests in the San Juan Basin of northwest New Mexico owned by Southland Royalty Company, the predecessor to BROG, out of which the Royalty was carved.

UNITS OF BENEFICIAL INTEREST: The units of ownership of the Trust, equal to the number of shares of common stock of Southland Royalty Company outstanding at the close of business on November 3, 1980.

WORKING INTEREST: The operating interest under an oil and gas lease.

                          DESCRIPTION OF THE PROPERTIES

     The working interests and the royalty interests in the San Juan Basin from which the Trust's net overriding royalty interest was carved (the "Underlying Properties") are located in San Juan, Rio Arriba and Sandoval Counties of northwestern New Mexico. The Underlying Properties contain 151,900 gross (119,000 net) producing acres and 2,951 gross (812 net) producing wells, including dual completions. "Gross" acres or wells, for purposes of this discussion, means the entire ownership interest of all parties in such properties, and BROG's interest therein is referred to as the "net" acres or wells.

     The Underlying Properties have historically produced gas primarily from conventional wells drilled to three major formations: the Pictured Cliffs, the Mesaverde and the Dakota, ranging in depth from 1,500 to 8,000 feet. The characteristics of these reservoirs result in the wells having very long productive lives. A production index for oil and gas properties is the number of years derived by dividing remaining reserves by current production. Based upon the reserve report prepared by independent petroleum engineers as of December 31, 1998, the production index for the San Juan Basin properties is estimated to be approximately 9 years. The production index is subject to change from year to year based on reserve revisions and production levels.

     Among the factors considered by engineers in estimating remaining reserves of natural gas is the current sales price for gas. As the sales price increases, the producer can justify expending higher lifting costs and therefore reasonably expect to recover more of the known reserves. Accordingly, as gas prices rise the production index increases and vice versa.

     BROG announced that the New Mexico Oil Conservation Division has approved plans for 80-acre infill drilling of the Mesaverde Formation in the San Juan Basin. The Mesaverde Formation was originally developed in the 1950s on 320-acre spacing, with infill drilling initiated in the early 1970s on 160-acre spacing. In 1994, BROG undertook an extensive study of the Mesaverde Formation. Results indicated that downspaced drilling (infill drilling) on 80-acre spacing could significantly increase recoverable gas reserves in this massive reservoir. A pilot program began in 1997 and was expanded in 1998 to include two additional areas.

     During 1988, a drilling program was initiated involving development of Fruitland Coal gas reserves. Wells drilled in the Fruitland Coal range in depth from 2,500 to 3,500 feet, generally on 320-acre spacing. BROG has informed the Trust that based on its success in 1997 it anticipates increasing the density of its drilling operations in the Fruitland Coal, with wells drilled on 160-and 80-acre spacing.

     The process of removing coal seam gas is often referred to as degasification or desorption. Millions of years ago, natural gas was generated in the process of coal formation and adsorbed into the coal. Water later filled the natural fracture system. When the water is removed from the natural fracture system, reservoir pressure is lowered and the gas desorbs from the coal. The desorbed gas then flows through the fracture system and is produced at the well bore. The volume of formation water production typically declines with time and the gas production may increase for a period of time before starting to decline. In order to dispose of the formation water, surface facilities including pumping units are required, which results in the cost of a completed well being as much as $500,000. During 1998, these coal seam wells produced a total of approximately 16,059,564 MMBtu of gas from the Underlying Properties, which was sold at an average price of $1.57 per MMBtu.

     Production from coal seam wells drilled prior to January 1, 1993, qualifies for Federal income tax credits through 2002. For 1998 the credit was approximately $1.06 per MMBtu. During 1998, potential Section 29 tax credits of approximately $.168314 per Unit were generated for Trust Unit holders from production from coal seam wells.

     During 1998, BROG incurred approximately $12.8 million of capital expenditures for the drilling and completion of 36 gross (11.89 net) conventional wells, recompletion of 25 gross (13.8 net) conventional wells, 2 gross (.08 net) coal seam well recompletions, and 37 gross (2.28 net) coal seam well recavitations.

     There were 17 gross (1.46 net) new conventional wells, 1 gross (.045 net) coal seam recompletion and 3 gross (.12 net) coal seam recavitations in progress as of December 31, 1998.

     During 1997, BROG participated in the drilling and completion of 64 gross (3.53 net) conventional wells, recompletion of 14 gross (5.4 net) conventional wells, drilling and completion of 1 gross (.84 net) coal seam well, and 21 gross (2.32 net) coal seam recavitations and other maintenance activities and facilities costs at a total cost of $7,231,699.

     Due to the size of the coal seam drilling program in the San Juan Basin in the late 1980s by various operators, there was more gas deliverability than available pipeline capacity. As a result, several natural gas transportation companies commenced pipeline expansion projects which almost doubled the available transportation

                          DESCRIPTION OF THE PROPERTIES


capacity out of the San Juan Basin. These projects were completed during 1992 and production increased to 26.6 Bcf for 1992 and to 40.7 Bcf for 1994. BROG has advised the Trustee that mainline capacity out of the San Juan Basin is estimated at 3 Bcf per day for El Paso Natural Gas Pipeline and 1.5 Bcf per day for Transwestern Pipeline Company and that pipelines from the San Juan Basin are now capable of transporting approximately 1.2 Bcf per day to markets east of the San Juan Basin.

     BROG has advised the Trust that capital projections for 1999 are estimated to be $9.5 million. Approximately 95% of the $9.5 million will be attributable to conventional projects. Of the 400 planned projects, 38 will be conventional new drill locations at a cost of approximately $3 million. There are 21 planned Fruitland Coal recavitations at an estimated cost of $40,000. BROG anticipates adding compressors to 10 Fruitland Coal wells at a cost of approximately $127,000. There are approximately 104 miscellaneous conventional projects planned at a cost estimated to be $3.4 million. These projects will be aimed at improving production from existing wells and will include payadds into the Lewis Shale and Menefee Coal formations of the Mesaverde. Additionally, BROG plans to undertake 177 miscellaneous facilities projects at a cost of approximately $2,150,400. BROG anticipates that non-operated projects would be at a cost of approximately $699,008. Development plans are dependent upon numerous factors, including, but not limited to, drilling results of gas wells, anticipated demand for gas, the sales price of gas, cost to drill the wells and other factors that BROG may deem appropriate.

     The Federal Energy Regulatory Commission is primarily responsible for federal regulation of natural gas. For a further discussion of gas pricing, gas purchasers, gas production and regulatory matters affecting gas production see
Item 2, "Properties," in the accompanying Form 10-K.



                                     [MAP]

                        TRUSTEE'S DISCUSSION AND ANALYSIS

     Distributable income consists of Royalty Income plus interest, less the general and administrative expenses of the Trust and any changes in cash reserves established by the Trustee. For the year ended December 31, 1998, distributable income decreased to $29,598,402 from $48,648,930 distributed in 1997. The decrease was primarily attributable to significantly lower gas and oil prices. Interest income decreased from $99,403 in 1997 to $68,648 in 1998 primarily due to decreased funds available for investment.

     Total gas and oil production from the Underlying Properties for the five years ended December 31, 1998, were as follows:


---------------------------------------------------------------------------------------------
                       1998           1997           1996           1995           1994
                       ----           ----           ----           ----           ----
Gas - Mcf .....     41,507,353     41,948,567     40,738,422     34,387,190     34,222,189
Mcf per day....        113,719        114,928        111,307         94,211         93,759
Oil - Bbls ....         81,888         89,492         83,552         75,014         84,648
Bbls per day...            224            245            228            206            232
---------------------------------------------------------------------------------------------


     Since the oil and gas sales attributable to the Royalty are based on an allocation formula dependent on such factors as price and cost, including capital expenditures, the aggregate sales amounts from the Underlying Properties may not provide a meaningful comparison to sales attributable to the Royalty.

     Royalty Income for the calendar year is associated with actual gas and oil production during the period from November of the preceding year through October of the current year. Gas and oil sales attributable to the Royalty for the past five years (excluding portions attributable to the litigation settlement proceeds described in Note 5 to accompanying Financial Statements) are summarized in the following table:


-------------------------------------------------------------------------------------------------------------------------
                                      1998               1997               1996               1995               1994
                                      ----               ----               ----               ----               ----
Gas - Mcf ................         18,904,906         24,236,419         17,927,785         13,331,758         15,459,542
Average Price (per Mcf)...  $            1.75  $            2.21  $            1.30  $            1.25  $            1.66
Oil - Bbls ...............             37,067             50,860             36,792             29,424             36,769
Average Price (per Bbl)...  $           13.55  $           19.35  $           19.64  $           14.43  $           13.09
-------------------------------------------------------------------------------------------------------------------------


     The fluctuations in annual gas production that have occurred during these five years generally resulted from changes in the demand for gas during that time, marketing conditions and production from new wells. Production from the Underlying Properties is influenced by the line pressures of the gas gathering systems in the San Juan Basin. Production increased from 1995 to 1996 primarily due to increased coal seam volumes. As noted above, oil and gas sales attributable to the Royalty are based on an allocation formula dependent on many factors, including oil and gas prices and capital expenditures.

 TRUSTEE'S DISCUSSION AND ANALYSIS

Royalty Income for the five years ended December 31, 1998, was determined as shown in the following table:


--------------------------------------------------------------------------------------------------------------
                                  1998             1997             1996             1995             1994
                                  ----             ----             ----             ----             ----
Gross Proceeds from
the underlying properties:
Gas .......................... $71,247,501      $91,495,060      $51,865,730      $41,483,305      $54,375,586
Oil ..........................   1,088,228        1,728,296        1,638,753        1,084,262        1,140,738
Other ........................         -0-              -0-              -0-            2,952              -0-
                               -----------      -----------      -----------      -----------      -----------
      Total ..................  72,335,729       93,223,356       53,504,483       42,570,159       55,498,324
                               ===========      ===========      ===========      ===========      ===========

Less Production Costs:
Capital Costs ................  12,828,300        7,231,696        7,223,281        6,560,277        9,409,462
Severance Tax - Gas ..........   7,341,098        8,989,202        5,654,831        4,694,750        5,864,834
Severance Tax - Oil ..........     117,454          167,844          176,379          115,474          117,028
Other ........................      66,892           61,832           59,089              117              -0-
Leasing Operating Expenses ...  11,558,172       10,776,145       11,838,345       10,991,152        9,066,750
                               -----------      -----------      -----------      -----------      -----------

      Total ..................  31,911,916       27,226,719       24,951,925       22,361,770       24,458,074
                               -----------      -----------      -----------      -----------      -----------

Net Profits ..................  40,423,813       65,996,637       28,552,558       20,208,389       31,040,250
Royalty Percentage ...........          75%              75%              75%              75%              75%
Royalty Income ............... $30,317,860      $49,497,479      $21,414,419      $15,156,292      $23,280,188
                               ===========      ===========      ===========      ===========      ===========
--------------------------------------------------------------------------------------------------------------


     The higher capital costs in 1994 were primarily attributable to recompletions into the coal seam as part of a program which was initiated in 1988. The increase in capital costs incurred by BROG on the Underlying Properties for the year ended December 31, 1998, was primarily attributable to increased drilling activity. The Royalty Income amount of $21,414,419 for 1996 does not include the $19,822,005 paid to the Trust on September 30, 1996, in settlement of the litigation described in Note 5 to the accompanying Financial Statements. Operating costs in 1997 and 1998 include the impact of the receipt of $250,000 from BROG as an offset to lease operating expense in connection with the settlement of that litigation. Excluding the impact of the offset, monthly operating costs in 1998 averaged approximately $964,669, which is higher than the $899,000 average in 1997.

YEAR 2000 ISSUE

     Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by the Year 2000. The Year 2000 issue affects virtually all companies and organizations. If a company or organization does not successfully address its Year 2000 issues, it may face material adverse consequences.

     As the Trust does not directly maintain any systems, the Trust will not incur any direct costs related to the Year 2000 issue. However, the Trust is reliant on the performance of others, including the Trustee, BROG and third party vendors (collectively, the "suppliers") for such things as the calculation and receipt of Royalty income, payment of expenses and disbursement of distributable income. The Trust has made formal inquiries to the suppliers requesting information on their state of readiness for the Year 2000. Based upon responses received and reviewed by the Trust with respect to its material suppliers, all are currently addressing the Year 2000 issue and making efforts to be compliant prior to the Year 2000. The Trust can provide no assurance as to whether the suppliers will successfully address the Year 2000 issue. Failure to successfully address the Year 2000 issue by the suppliers could have a material adverse impact on the Trust and its Unit holders. At this time, the Trust believes the most adverse impact as a result of the suppliers' failure to successfully address the Year 2000 issue is that the Trust would not receive and in turn would not be able to distribute royalty income to the Unit holders.

                  RESULTS OF THE 4TH QUARTERS OF 1998 AND 1997

     Distributable income for the three months ended December 31, 1998, totaled $5,585,582 ($.119840 per Unit) as compared to $12,211,435 ($.261998 per Unit)
for the quarter ended December 31, 1997. The amount distributed in the fourth quarter of 1998 was lower than that of 1997 primarily because of the lower average gas and oil prices.

     Royalty Income of the Trust for the fourth quarter is associated with actual gas and oil production during August through October of each year. Gas and oil sales for the quarters ended December 31, 1998 and 1997 were as follows:


--------------------------------------------------------------------------------
Underlying Properties                       1998           1997
---------------------                       ----           ----
Gas - Mcf ..........................     10,243,360     10,441,818
      Average Price (per Mcf).......     $     1.44     $     2.15
Oil - Bbls .........................         18,194         19,438
      Average Price (per Bbl).......     $    11.50     $    17.90
Attributable to the royalty
Gas - Mcf ..........................      4,183,417      6,113,834
Oil - Bbls .........................          7,361         11,400
--------------------------------------------------------------------------------


     The average price of gas and oil decreased compared to the prior year. The price per barrel of oil during the fourth quarter of 1998 was $6.40 per Bbl lower than that received in the fourth quarter of 1997 due to decreases in oil prices in world markets generally, including the posted prices applicable to the Royalty. Gas production decreased slightly primarily due to a decrease in coal seam production. During the fourth quarter of 1998, coal seam production from the Underlying Properties averaged 1,401,000 Mcf per month compared to 1,547,000 Mcf per month during the fourth quarter of 1997.

     Capital costs for the fourth quarter of 1998 totaled $2,780,132 compared to $1,579,932 during the same period of 1997. The increase was due to an increase in drilling activity in the fourth quarter of 1998. Operating costs in 1998 and 1997 include the impact of the receipt of $250,000 from BROG as an offset to lease operating expense in connection with the settlement of litigation. Excluding the impact of the offset, lease operating costs for the fourth quarter of 1998 averaged $1,073,500 per month in the fourth quarter compared to $858,000 per month in the fourth quarter of 1997.

                          SAN JUAN BASIN ROYALTY TRUST

Statements of Assets, Liabilities and Trust Corpus
December 31, 1998 and 1997


--------------------------------------------------------------------------------------
Assets                                                        1998            1997
------                                                        ----            ----
Cash and Short-term Investments ......................     $ 2,665,562     $ 5,111,832
Net Overriding Royalty Interests in Producing Oil and
      Gas Properties - Net (Notes 2 and 3) ...........      51,088,020      56,119,448
                                                           -----------     -----------
                                                           $53,753,582     $61,231,280
                                                           ===========     ===========

Liabilities and Trust Corpus
Distribution Payable to Unit Holders .................     $ 2,665,562     $ 5,111,832
Contingencies (Note 5)
Trust Corpus - 46,608,796 Units of Beneficial Interest
      Authorized and Outstanding .....................      51,088,020      56,119,448
                                                           -----------     -----------
                                                           $53,753,582     $61,231,280
                                                           ===========     ===========
--------------------------------------------------------------------------------------


Statements of Distributable Income
for the Three Years Ended December 31, 1998


------------------------------------------------------------------------------------------------
                                                         1998            1997            1996
                                                         ----            ----            ----
Royalty Income (Notes 2, 3 and 5) ..............     $30,317,860     $49,497,479     $41,236,424
Interest Income ................................          68,648          99,403          76,346
                                                     -----------     -----------     -----------
                                                      30,386,508      49,596,882      41,312,770
Expenditures - General and Administrative ......         788,106         947,952       3,509,603
                                                     -----------     -----------     -----------
Distributable Income ...........................     $29,598,402     $48,648,930     $37,803,167
                                                     ===========     ===========     ===========
Distributable Income per Unit (46,608,796
  Units) .......................................     $   .635039     $  1.043770     $   .811072
                                                     ===========     ===========     ===========
------------------------------------------------------------------------------------------------


Statements of Changes in Trust Corpus
for the Three Years Ended December 31, 1998


----------------------------------------------------------------------------------------------------
                                                         1998              1997              1996
                                                         ----              ----              ----
Trust Corpus, Beginning of Period .............     $ 56,119,448      $ 62,808,148      $ 70,133,536
Amortization of Net Overriding Royalty Interest
      (Notes 2 and 3) .........................       (5,031,428)       (6,688,700)       (7,325,388)
Distributable Income ..........................       29,598,402        48,648,930        37,803,167
Distributions Declared ........................      (29,598,402)      (48,648,930)      (37,803,167)
                                                    ============      ============      ============
Trust Corpus, End of Period ...................     $ 51,088,020      $ 56,119,448      $ 62,808,148
                                                    ============      ============      ============
-----------------------------------------------------------------------------------------------------


The accompanying Notes to Financial Statements are an integral part of these statements.

                                    [PHOTO]

                                    [PHOTO]

 SAN JUAN BASIN ROYALTY TRUST NOTES TO FINANCIAL STATEMENTS

1. TRUST ORGANIZATION AND PROVISIONS

The San Juan Basin Royalty Trust ("Trust") was established as of November 1, 1980. Bank One, Texas, N.A. ("Trustee") is Trustee for the Trust. Southland Royalty Company ("Southland") conveyed to the Trust a 75% net overriding royalty interest ("Royalty") in Southland's working interests and royalty interests in the properties located in the San Juan Basin in northwestern New Mexico out of which the Royalty was carved (the "Underlying Properties").

      On November 3, 1980, units of beneficial interest ("Units") in the Trust were distributed to the Trustee for the benefit of Southland shareholders of record as of November 3, 1980, who received one Unit in the Trust for each share of Southland common stock held. The Units are traded on the New York Stock Exchange.

     The terms of the Trust Indenture provide, among other things, that:

     o The Trust shall not engage in any business or commercial activity of any kind or acquire any assets other than those initially conveyed to the Trust;

     o the Trustee may not sell all or any part of the Royalty unless approved by holders of 75% of all Units outstanding, in which case the sale must be for cash and the proceeds promptly distributed;

     o the Trustee may establish a cash reserve for the payment of any liability which is contingent or uncertain in amount;

     o the Trustee is authorized to borrow funds to pay liabilities of the Trust; and

     o    the Trustee will make monthly cash distributions to Unit holders (see
          Note 2).

2. NET OVERRIDING ROYALTY INTEREST AND
DISTRIBUTION TO UNIT HOLDERS

The amounts to be distributed to Unit holders ("Monthly Distribution Amounts") are determined on a monthly basis. The Monthly Distribution Amount is an amount equal to the sum of cash received by the Trustee during a calendar month attributable to the Royalty, any reduction in cash reserves and any other cash receipts of the Trust, including interest, reduced by the sum of liabilities paid and any increase in cash reserves. If the Monthly Distribution Amount for any monthly period is a negative number, then the distribution will be zero for such month and such negative amount will be carried forward and deducted from future monthly distributions until the cumulative distribution calculation becomes a positive number, at which time a distribution will be made. Unit holders of record will be entitled to receive the calculated Monthly Distribution Amount for each month on or before ten business days after the monthly record date, which is generally the last business day of each calendar month.

     The cash received by the Trustee consists of the amounts received by the owner of the interest burdened by the Royalty from the sale of production less the sum of applicable taxes, accrued production costs, development and drilling costs, operating charges and other costs and deductions, multiplied by 75%. Royalty income for 1996 was comprised of $21,414,419, which represents the net overriding royalty interest, and $19,822,005 paid to the Trust as a result of the settlement of litigation involving the Trustee, Meridian Oil Inc. ("MOI") and Southland. For more information regarding the settlement of the litigation, see Note 5.

     The initial carrying value of the Royalty ($133,275,528) represented Southland's historical net book value at the date of the transfer to the Trust. Accumulated amortization as of December 31, 1998 and 1997 aggregated $82,187,508 and $77,156,080, respectively.


3. BASIS OF ACCOUNTING

The financial statements of the Trust are prepared on the following basis:

     o Royalty income recorded for a month is the amount computed and paid by the working interest owner to the Trustee on behalf of the Trust. Royalty income consists of the amounts received by the owner of the interest burdened by the net overriding royalty interest from the sale of production less accrued production costs, development and drilling costs, applicable taxes, operating charges, and other costs and deductions, multiplied by 75%.

     o Trust expenses recorded are based on liabilities paid and cash reserves established from Royalty income for liabilities and contingencies.

     o Distributions to Unit holders are recorded when declared by the Trustee.

     o The conveyance which transferred the overriding royalty interests to the Trust provides that any excess of production costs over gross proceeds must be recovered from future net profits. The financial statements of the Trust differ from financial statements prepared in accordance with generally accepted accounting principles ("GAAP") because revenues are

                          SAN JUAN BASIN ROYALTY TRUST



          not accrued in the month of production and certain cash reserves may be established for contingencies which would not be accrued in financial statements prepared in accordance with GAAP. Amortization of the Royalty calculated on a unit-of-production basis is charged directly to trust corpus.

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

     The Trust began receiving royalty income from coal seam gas wells in 1989. Under Section 29 of the Internal Revenue Code, coal seam gas production from wells drilled prior to January 1, 1993 (including certain wells recompleted in coal seams formations thereafter), generally qualifies for the federal income tax credit for producing non-conventional fuels if such production and the sale thereof occurs before January 1, 2003. For 1998, this tax credit is expected, subject to the determination of the Treasury Department no later than April 1, 1999, to be in the range of approximately $1.05 (the approximate 1997 rate) to $1.09 per MMBtu. For qualifying production of the Trust, each Unit holder must determine his pro rata share of such production based upon the number of Units owned during each month of the year and apply the tax credit against his own income tax liability, but such credit may not reduce his regular liability (after the foreign tax credit and certain other non-refundable credits) below his tentative minimum tax. Section 29 also provides that any amount of Section 29 credit disallowed for the tax year solely because of this limitation will increase his credit for prior year minimum tax liability, which may be carried forward indefinitely as a credit against the taxpayer's regular tax liability, subject, however, to the limitations described in the preceding sentence. There is no provision for the carryback or carryforward of the Section 29 credit in any other circumstances.

     The Trustee is provided Section 29 tax credit information related to Trust Properties by BROG. In 1997, the Tax Court upheld the IRS position that nonconventional fuel such as coal seam gas does not qualify for the Section 29 credit unless the producer received a formal certification from the Federal Energy Regulatory Commission ("FERC"). The FERC's certification authority expired effective January 1, 1993. Many producers believe that wells meeting the certification requirements are eligible for the Section 29 credit regardless of FERC certification. However, this position is not in accordance with the IRS position or the decision of the Tax Court. The court decision is on appeal and it is not possible to predict the likely outcome. In the event the appeal is not successful, the ability of the Unit holders to utilize allocated Section 29 credits in full could be in question.

     The classification of the Trust's income for purposes of the passive loss rules may be important to a Unit holder. As a result of the Tax Reform Act of 1986, royalty income will generally be treated as portfolio income and will not reduce passive losses.

5. LITIGATION SETTLEMENT

On June 4, 1992, the Trustee filed suit (the "Litigation") against MOI and Southland in New Mexico. The principal asset of the Trust consists of a 75% net overriding royalty interest carved out of the Underlying Properties. MOI and Southland were the operators of the Underlying Properties. On January 2, 1996, Southland was merged with and became a wholly owned subsidiary of MOI. Subsequent to the merger, MOI changed its name to Burlington Resources Oil & Gas Company ("BROG" ).

     The claims asserted on behalf of the Trust in the lawsuit included breach of contract, breach of the covenant of good faith and fair dealing, breach of express good faith duty, constructive fraud, unjust enrichment, prim a facie tort, intentional interference with contract and conspiracy. The relief sought included compensatory and punitive damages, an accounting and a permanent injunction relating to the operation of the Trust Properties.

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

                          SAN JUAN BASIN ROYALTY TRUST


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

     Agreement was also reached regarding marketing arrangements for the sale of gas, oil and natural gas liquids products from the Underlying Properties going forward as follows:

     1. BROG agreed that contracts for the sale of gas from the Underlying Properties would require the written approval of an independent gas marketing consultant acceptable to the Trust. For a discussion of the current contract covering the sale of gas from the Underlying Properties, see Note 6.

     2. BROG will continue to market the oil and natural gas liquids from the Underlying Properties but will remit to the Trust actual proceeds from such sales. BROG will no longer use posted prices as the basis for calculating proceeds to the Trust nor make a deduction for marketing fees associated with sales of oil or natural gas liquids products.

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

6. CERTAIN CONTRACTS

Effective January 1, 1998, all volumes of Trust gas became subject to the terms of a Natural Gas Sales and Purchase Contract between BROG and El Paso Energy Marketing company ("El Paso"). That contract is for a term of two years through and including December 31, 1999 and provides for the sale of Trust gas at prices which fluctuate in accordance with published indices for gas sold in the San Juan Basin of New Mexico. BROG entered into the contract with El Paso after soliciting and receiving competitive bids in late 1997 from six major gas marketing firms to market and/or purchase the Trust gas. While it is impossible to predict the exact economic value of gas contracts, the Trust has been advised by its independent gas marketing consultant that the contract with El Paso should provide for the average highest sales price for natural gas in the San Juan Basin over the two-year term of the contract. The gas marketing consultant currently advising the Trust is in communication with BROG concerning BROG's plans for the marketing of gas subject to the Royalty following the expiration of the contract with El Paso at the end of 1999.

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

9. QUARTERLY SCHEDULE OF DISTRIBUTABLE INCOME (UNAUDITED)

The following is a summary of the unaudited quarterly schedule of distributable income for the two years ended December 31, 1998 (in thousands, except unit amounts):


--------------------------------------------------------------------------------
                                                         Distributable
                                                          Income and
                            Royalty    Distributable     Distribution
1998                        Income       Income            Per Unit
----                        ------       ------            --------
First Quarter...........    $11,663     $11,442           $ .245489
Second Quarter..........      6,679       6,407             .137462
Third Quarter...........      6,277       6,164             .132248
Fourth Quarter..........      5,699       5,585             .119840

      Total ............    $30,318     $29,598           $ .635039

1997
----
First Quarter...........    $18,471     $18,267           $ .391930
Second Quarter..........      8,900       8,565             .183766
Third Quarter...........      9,764       9,605             .206076
Fourth Quarter..........     12,363      12,212             .261998

      Total ............    $49,498     $48,649           $1.043770
--------------------------------------------------------------------------------

                          INDEPENDENT AUDITORS' REPORT

Bank One, Texas, N.A. as Trustee for the San Juan Basin Royalty Trust:

     We have audited the accompanying statements of assets, liabilities and trust corpus of the San Juan Basin Royalty Trust ("Trust") as of December 31, 1998 and 1997, and the related statements of distributable income and changes in trust corpus for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Trustee. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such financial statements present fairly, in all material respects, the assets, liabilities and trust corpus of the San Juan Basin Royalty Trust as of December 31, 1998 and 1997, and the distributable income and changes in trust corpus for each of the three years in the period ended December 31, 1998, on the basis of accounting described in Note 3.

/s/ DELOITTE & TOUCHE LLP
Deloitte & Touche LLP
Fort Worth, Texas
March 22, 1999


--------------------------------------------------------------------------------
SAN JUAN BASIN ROYALTY TRUST
Bank One, Texas, N.A., Trustee
Post Office Box 2604
Fort Worth, Texas 76113
817-884-4630
Web site: www.sjbrt.com

AUDITORS
Deloitte & Touche LLP
Fort Worth, Texas

LEGAL COUNSEL
Vinson & Elkins L.L.P.
Dallas, Texas

TAX COUNSEL
Butler & Binion, L.L.P.
Houston, Texas

TRANSFER AGENT
Harris Trust & Savings Bank
311 West Monroe Street, 11th Floor
Chicago, Illinois 60606
For questions about distribution checks, address changes, and transfer procedures, call 800-573-4048 or 312-461-6001.

                          SAN JUAN BASIN ROYALTY TRUST
                         1998 ANNUAL REPORT & FORM 10K