Form 10-K405, Exhibit 13
period 1999-12-31
SAN JUAN BASIN ROYALTY TRUST
filed 2000-04-14
CIK 319655

                          SAN JUAN BASIN ROYALTY TRUST

                          1999 annual report & form 10k

                          SAN JUAN BASIN ROYALTY TRUST

  post office box 2604 o fort worth, texas 76113 o 817-884-4630 o www.sjbrt.com

                                    [IMAGE]

SAN JUAN BASIN ROYALTY TRUST
Bank One, Texas, N.A., Trustee
Post Office Box 2604
Fort Worth, Texas 76113
817-884-4630
www.sjbrt.com
sjbrt@mail.bankone.com

AUDITORS
Deloitte & Touche LLP
Fort Worth, Texas

LEGAL COUNSEL
Vinson & Elkins L.L.P.
Dallas, Texas

TAX COUNSEL
Winstead Sechrest & Minick, P.C.
Houston, Texas

TRANSFER AGENT
Harris Trust & Savings Bank
311 West Monroe Street, 11th Floor
Chicago, Illinois 60606

For questions about distribution checks, address changes and transfer procedures, call 312-360-5300.

[RECYCLE ICON] Printed on recycled paper

                                    THE TRUST



The principal asset of the San Juan Basin Royalty Trust (the "Trust") consists of a 75% net overriding royalty interest carved out of certain of Southland Royalty Company's ("Southland Royalty") oil and gas leasehold and royalty interests in the San Juan Basin of northwestern New Mexico.



UNITS OF BENEFICIAL INTEREST

The Units of Beneficial Interest of the Trust ("Units") are traded on the New York Stock Exchange under the symbol "SJT." At April 12, 2000, the latest practicable date, the sale price of a Unit was $9.9375. From January 1, 1998, to December 31, 1999, quarterly high and low sales prices and the aggregate amount of monthly distributions per Unit paid each quarter were as follows:

--------------------------------------------------------------------------------

                                                              Distributions
1999                           High              Low              Paid
----                        --------           -------        -------------
First Quarter..........     $ 6.8750           $5.3125        $  .145721
Second Quarter.........       8.3125            6.3125           .127528
Third Quarter..........       9.2500            7.5000           .166611
Fourth Quarter.........      10.3750            7.8125           .242322
                                                              ----------
    Total for 1999                                            $  .682182
                                                              ==========


1998
----
First Quarter.........      $ 9.3750           $7.1875        $  .245489
Second Quarter........        8.8750            7.3125           .137462
Third Quarter.........        7.7500            5.1875           .132248
Fourth Quarter........        6.8750            5.1250           .119840
                                                              ----------
    Total for 1998                                            $  .635039
                                                              ==========

--------------------------------------------------------------------------------


At December 31, 1999, 46,608,796 Units outstanding were held by 2,245 Unit holders of record. The following table presents information relating to the distribution of ownership Units:

--------------------------------------------------------------------------------

                                         Number of
Type of Unit Holders                    Unit Holders         Units Held
--------------------                    ------------         ----------
Individuals........................         1,962             3,353,918
Fiduciaries........................           222               661,550
Institutions.......................            42             1,960,148
Brokers, Dealers and Nominees......             5            40,463,558
Corporations and Partnerships......             3               113,292
Miscellaneous......................            11                56,330
                                            -----            ----------
    Total                                   2,245            46,608,796
                                            =====            ==========

--------------------------------------------------------------------------------

                                 To Unit Holders

     We are pleased to present the 1999 Annual Report of the San Juan Basin Royalty Trust. The report includes a copy of the Trust's Annual Report on Form 10-K to the Securities and Exchange Commission for the year ended December 31, 1999, without exhibits. The Form 10-K contains important information concerning the Underlying Properties, including the oil and gas reserves attributable to the net overriding royalty interest owned by the Trust. Production figures provided in this letter and in the Trustee's Discussion and Analysis are based on information provided by Burlington Resources Oil & Gas Company ("BROG"). o The Trust was established in November 1980 by Trust Indenture between Southland Royalty and The Fort Worth National Bank. Pursuant to the Indenture, Southland Royalty conveyed to the Trust a 75% net overriding royalty interest (equivalent to a net profits interest) carved out of Southland Royalty's oil and gas leasehold and royalty interests in the San Juan Basin of northwestern New Mexico. This net overriding royalty interest (the "Royalty") is the principal asset of the Trust. The Form 10-K contains important information concerning, among other things, the oil and gas reserves attributable to the Royalty and the properties from which the Royalty was carved. o Under the Trust Indenture, Bank One, Texas, N.A. (successor trustee) as Trustee, has the primary function of collecting monthly net proceeds ("Royalty Income") attributable to the Royalty and making the monthly distributions to the Unit holders after deducting administrative expenses and any amounts necessary for cash reserves. Income distributed to Unit holders for the year 1999 was $31,795,667 or $.682182 per Unit. This distributable income consisted of Royalty Income of $32,626,966 plus interest income of $65,029, less administrative expenses of $896,328. o In September 1988, the Trust was advised by Southland Royalty and its affiliate Meridian Oil, Inc. ("MOI"), both of which were subsidiaries of Burlington Resources, Inc., that they had initiated a drilling program in the San Juan Basin of northwestern New Mexico involving development of Fruitland Coal Seam gas reserves on properties in which the Trust owns an interest. For more information on the coal seam drilling program and the related Federal income tax credit associated with gas produced from coal seam wells drilled before January 1, 1993, please see the "Description of the Properties" section of this Annual Report. o On January 2, 1996, Southland Royalty was merged with and became a wholly owned subsidiary of MOI. Subsequent to the merger, MOI changed its name to Burlington Resources Oil & Gas Company. o Information about the Trust's estimated proved reserves of gas, including coal seam gas, and of oil as well as the present value of net revenues discounted at 10% can be found in Item 2 of the accompanying Form 10-K. o Royalty Income is generally considered portfolio income under the passive loss rules enacted by the Tax Reform Act of 1986. Therefore, it appears that Unit holders should not consider the taxable income from the Trust to be passive income in determining net passive income or loss. Unit holders should consult their tax advisors for further information. o Unit holders of record will continue to receive an individualized tax information letter for each of the quarters ending March 31, June 30 and September 30, 2000, and for the year ending December 31, 2000. Unit holders owning Units in nominee name may obtain monthly tax information from the Trustee upon request. o For readers' convenience, a glossary which contains definitions will be found on page four. Please visit our Web site at www.sjbrt.com to access news releases, reports, SEC filings and tax information.

Bank One, Texas, N.A., Trustee



By: /s/ LEE ANN ANDERSON
Lee Ann Anderson
Vice President

                                     [IMAGE]


indian paintbrush

                                GLOSSARY OF TERMS



AGGREGATE MONTHLY DISTRIBUTION: An amount paid to Unit holders equal to the royalty income received by the Trustee during a calendar month plus interest, less the general and administrative expenses of the Trust, adjusted by any changes in cash reserves.

BBL: Barrel, generally 42 U.S. gallons measured at 60 (degrees) F.

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

CONVENTIONAL WELL: A well completed to a formation historically found to contain deposits of oil or gas (for example, in the San Juan Basin, the Pictured Cliffs, Dakota and Mesaverde formations) and operated in the conventional manner.

DEPLETION: The exhaustion of a petroleum reservoir; the reduction in value of a wasting asset by removing minerals; for tax purposes, the removal and sale of minerals from a mineral deposit.

DISTRIBUTABLE INCOME: An amount paid to Unit holders equal to the royalty income received by the Trustee during a given period plus interest, less the general and administrative expenses of the Trust, adjusted by any changes in cash reserves.

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

PRODUCTION COSTS: Costs incurred on an accrual basis by BROG in operating the Underlying Properties, including both capital and non-capital costs and including, for example, development drilling, production and processing costs, applicable taxes and operating charges.

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

ROYALTY: The principal asset of the Trust; the 75% net overriding royalty interest conveyed to the Trust on November 3, 1980, by Southland Royalty Company, the predecessor to BROG, which was carved out of certain oil and gas working and royalty interest owned by it in the San Juan Basin.

SECTION 29 TAX CREDIT: A Federal income tax credit available under Section 29 of the Internal Revenue Code for producing coal seam gas (and other nonconventional fuels) from wells drilled prior to January 1, 1993, and for production from wells drilled after December 31, 1979, but prior to January 1, 1993, to a formation beneath a qualifying coal seam formation, which are later completed into such formation.

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

                          DESCRIPTION OF THE PROPERTIES

    The working interests and the royalty interests in the San Juan Basin from which the Trust's net overriding royalty interest was carved (the "Underlying Properties") are located in San Juan, Rio Arriba and Sandoval Counties of northwestern New Mexico. The Underlying Properties contain 151,900 gross (119,000 net) producing acres and 1,204 gross (897 net) producing wells, including dual completions. "Gross" acres or wells, for purposes of this discussion, means the entire ownership interest of all parties in such properties, and BROG's interest therein is referred to as the "net" acres or wells.

    The Underlying Properties have historically produced gas primarily from conventional wells drilled to three major formations: the Pictured Cliffs, the Mesaverde and the Dakota, ranging in depth from 1,500 to 8,000 feet. The characteristics of these reservoirs result in the wells having very long productive lives. A production index for oil and gas properties is the number of years derived by dividing remaining reserves by current production. Based upon the reserve report prepared by independent petroleum engineers as of December 31, 1999, the production index for the San Juan Basin properties is estimated to be approximately 11 years. The production index is subject to change from year to year based on reserve revisions and production levels. Among the factors considered by engineers in estimating remaining reserves of natural gas is the current sales price for gas. As the sales price increases, the producer can justify expending higher lifting costs and therefore reasonably expect to recover more of the known reserves. Accordingly, as gas prices rise the production index increases and vice versa.

    In 1998, BROG announced that the New Mexico Oil Conservation Division approved plans for 80-acre infill drilling of the Mesaverde Formation in the San Juan Basin. The Mesaverde Formation was originally developed in the 1950s on 320-acre spacing, with infill drilling initiated in the early 1970s on 160-acre spacing. In 1994, BROG undertook an extensive study of the Mesaverde Formation. Results indicated that downspaced drilling (infill drilling) on 80-acre spacing could significantly increase recoverable gas reserves in this massive reservoir. A pilot program began in 1997 and was expanded in 1998 to include two additional areas.

    During 1988, a drilling program was initiated involving development of Fruitland Coal gas reserves. Wells drilled in the Fruitland Coal range in depth from 2,500 to 3,500 feet, generally on 320-acre spacing. BROG has informed the Trustee that there is an application pending in New Mexico for approval of 160-acre infill drilling in the Fruitland Coal.

    The process of removing coal seam gas is often referred to as degasification or desorption. Millions of years ago, natural gas was generated in the process of coal formation and adsorbed into the coal. Water later filled the natural fracture system. When the water is removed from the natural fracture system, reservoir pressure is lowered and the gas desorbs from the coal. The desorbed gas then flows through the fracture system and is produced at the well bore. The volume of formation water production typically declines with time and the gas production may increase for a period of time before starting to decline. In order to dispose of the formation water, surface facilities including pumping units are required, which results in the cost of a completed well being as much as $500,000. During 1999, these coal seam wells produced a total of approximately 14,439,628 MMBtu of gas from the Underlying Properties, which was sold at an average price of $1.58 per MMBtu.

    Production from coal seam wells drilled prior to January 1, 1993, qualifies for Federal income tax credits through 2002. For 1999 the credit was approximately $1.04 per MMBtu. During 1999, potential Section 29 tax credits of approximately $.163594 per Unit were generated for Trust Unit holders from production from coal seam wells.

    During 1999, BROG incurred approximately $10.5 million of capital expenditures for the drilling and completion of 71 gross (7.22 net) conventional wells, recompletion of 4 gross (1.36 net) conventional wells, drilling and completion of 3 gross (.93 net) coal seam wells, recompletion of 1 gross
(.54 net) coal seam well and recavitation of 10 gross (.07 net) coal seam wells. There were 53 gross (20.14 net) conventional wells, 25 gross (3.77 net) conventional well recompletions, 3 gross (.39 net) coal seam wells, 7 gross
(.79 net) coal seam recompletions and 38 gross (.75 net) coal seam recavitations in progress as of December 31, 1999.

    During 1998, BROG incurred approximately $12.8 million of capital expenditures for the drilling and completion of 36 gross (11.89 net) conventional wells, recompletion of 25 gross (13.8 net) conventional wells, 2 gross (.08 net) coal seam well recompletions, and 37 gross (2.28 net) coal seam well recavitations.

    By letter dated April 7, 2000, BROG notified the Trust that BROG had undercharged the Trust for capital expenditures and lease operating charges related to non-operated properties

                          DESCRIPTION OF THE PROPERTIES


since January of 1999. For the 1999 reporting period, these charges were estimated by BROG to be approximately $1.2 million for lease operating charges and $0.5 million for capital expenditures. For the 2000 reporting period, these charges were estimated by BROG to be $0.5 million for lease operating charges and $140,000 for capital expenditures. As a result, BROG asserts that it has overpaid the Trust in the aggregate amount of $1.8 million. BROG intends to deduct these charges from its April and May distributions to the Trust. The Trust is considering the appropriateness of this proposed means of resolution and is consulting with its advisors. No assurance can be given as to when and how this issue will be resolved.

    BROG has advised the Trust that capital projections for 2000 are estimated to be $20.5 million. Approximately 95% of that amount will be attributable to conventional projects. Of the 400 planned projects, 57 will be conventional new drill locations at a cost of approximately $13.7 million, 99 ($5.2 million) will be attributable to workovers, and 244 of the projects at a cost of $1.6 million will be miscellaneous facilities projects. Twenty-one of the 57 new drilling projects planned for 2000 are on properties in which BROG owns 100% of the working interest, so that the Trust's share of planned capital expenditures is increased as compared to wells in which BROG owns only a partial working interest.

    The Federal Energy Regulatory Commission is primarily responsible for federal regulation of natural gas. For a further discussion of gas pricing, gas purchasers, gas production and regulatory matters affecting gas production see
Item 2, "Properties," in the accompanying Form 10-K.


                                     [MAP]

                        TRUSTEE'S DISCUSSION AND ANALYSIS


    Distributable income consists of Royalty Income plus interest, less the general and administrative expenses of the Trust and any changes in cash reserves established by the Trustee. For the year ended December 31, 1999, distributable income increased to $31,795,667 from $29,598,402 distributed in 1998. The increase was primarily attributable to slightly higher gas and oil prices and lower capital expenditures and lease operating expense. Included in the 1999 distributable income was a payment by Burlington to the Trust in March 1999 of $892,498. After a rupture of the Williams "Trunk S" Pipeline disrupted a significant flow of gas from BROG properties, BROG filed claims with insurance carriers and subsequently received payments of its claims. Some of the claims filed related to properties burdened by the Royalty. The amount of insurance proceeds applicable to such properties was determined to be $1,189,996, of which the Trust received 75% or $892,498. Interest income decreased from $68,648 in 1998 to $65,029 in 1999 primarily due to lower interest rates.

    Total gas and oil production from the Underlying Properties for the five years ended December 31, 1999, were as follows:

-----------------------------------------------------------------------------
                  1999         1998         1997         1996         1995
               ----------   ----------   ----------   ----------   ----------
Gas - Mcf..... 39,940,175   41,507,353   41,948,567   40,738,422   34,387,190
Mcf per day...    109,425      113,719      114,928      111,307       94,211
Oil - Bbls....     72,223       81,888       89,492       83,552       75,014
Bbls per day..        198          224          245          228          206
-----------------------------------------------------------------------------

    Since the oil and gas sales attributable to the Royalty are based on an allocation formula dependent on such factors as price and cost, including capital expenditures, the aggregate sales amounts from the Underlying Properties may not provide a meaningful comparison to sales attributable to the Royalty.

    Royalty Income for the calendar year is associated with actual gas and oil production during the period from November of the preceding year through October of the current year. Gas and oil sales attributable to the Royalty for the past five years (excluding the portion attributable to the litigation settlement proceeds described in Note 5 to the accompanying Financial Statements) are summarized in the following table:

------------------------------------------------------------------------------------------------------------
                                1999             1998             1997             1996             1995
                          --------------   --------------   --------------   --------------   --------------
Gas - Mcf................     19,527,666       18,904,906       24,236,419       17,927,785       13,331,758
Average Price (per Mcf).. $         1.78   $         1.75   $         2.21   $         1.30   $         1.25
Oil - Bbls...............         35,341           37,067           50,860           36,792           29,424
Average Price (per Bbl).. $        14.41   $        13.55   $        19.35   $        19.64   $        14.43
------------------------------------------------------------------------------------------------------------

    The fluctuations in annual gas production that have occurred during these five years generally resulted from changes in the demand for gas during that time, marketing conditions and production from new wells. Production from the Underlying Properties is influenced by the line pressure of the gas gathering systems in the San Juan Basin. Production increased from 1995 to 1996 primarily due to increased coal seam volumes. As noted above, oil and gas sales attributable to the Royalty are based on an allocation formula dependent on many factors, including oil and gas prices and capital expenditures.

    Royalty Income for the five years ended December 31, 1999, was determined as shown in the following table:


-------------------------------------------------------------------------------------------------------------------

                                           1999             1998           1997            1996            1995
                                      ------------     ------------    ------------    ------------    ------------
Gross Proceeds from
the Underlying Properties:
--------------------------
Gas...........................        $ 69,928,312     $ 71,247,501    $ 91,495,060    $ 51,865,730    $ 41,483,305
Oil...........................           1,028,862        1,088,228       1,728,296       1,638,753       1,084,262
Other.........................           1,189,996              -0-             -0-             -0-             -0-
                                      ------------     ------------    ------------    ------------    ------------
    Total.....................        $ 72,147,170     $ 72,335,729    $ 93,223,356    $ 53,504,483    $ 42,570,159
                                      ============     ============    ============    ============    ============

Less Production Costs:
----------------------
Capital Costs.................          10,556,159       12,828,300       7,231,696       7,223,281       6,560,277
Severance Tax - Gas...........           7,180,973        7,341,098       8,989,202       5,654,831       4,694,750
Severance Tax - Oil...........             106,335          117,454         167,844         176,379         115,474
Other.........................             (95,445)          66,892          61,832          59,089             117
Lease Operating Expenses......          10,896,526       11,558,172      10,776,145      11,838,345      10,991,152
                                      ------------     ------------    ------------    ------------    ------------
     Total....................          28,644,548       31,911,916      27,226,719      24,951,925      22,361,770
                                      ------------     ------------    ------------    ------------    ------------
Net Profits...................          43,502,622       40,423,813      65,996,637      28,552,558      20,208,389
Royalty Percentage............                 75%              75%             75%             75%             75%
Royalty Income................        $ 32,626,966     $ 30,317,860    $ 49,497,479    $ 21,414,419    $ 15,156,292
                                      ============     ============    ============    ============    ============
-------------------------------------------------------------------------------------------------------------------

    The increase in capital costs incurred by BROG on the Underlying Properties for the year ended December 31, 1998, was primarily attributable to increased drilling activity. The Royalty Income amount of $21,414,419 for 1996 does not include the $19,822,005 paid to the Trust on September 30, 1996, in settlement of the litigation described in Note 5 to the accompanying Financial Statements. Operating costs in 1997 and 1998 include the impact of the receipt of $250,000 from BROG as an offset to lease operating expense in connection with the settlement of that litigation. The receipt of the $250,000 from BROG for 1999 was received in January 2000 and distributed to Unit holders in February. The final $250,000 offset will be made in December 2000. Excluding the impact of the offset, monthly operating costs in 1999 averaged approximately $880,000, which is lower than the $965,000 average in 1998. However, BROG has recently notified the Trustee that the Trust was undercharged for approximately $1.2 million of lease operating expenses related to non-operated properties since January 1999. BROG intends to pass these additional charges through to the Trust in April and May 2000. For additional information on capital expenditures, see "Description of the Properties."

                 RESULTS OF THE FOURTH QUARTERS OF 1999 AND 1998



    Distributable income for the three months ended December 31, 1999, totaled $11,294,344 ($.242322 per Unit) as compared to $5,585,582 ($.119840 per Unit)
for the quarter ended December 31, 1998. The amount distributed in the fourth quarter of 1999 was higher than that of 1998 primarily because of higher average gas and oil prices and lower capital costs.

    Royalty Income of the Trust for the fourth quarter is associated with actual gas and oil production during August through October of each year. Gas and oil sales for the quarters ended December 31, 1999 and 1998 were as follows:


--------------------------------------------------------------

Underlying Properties                     1999        1998
---------------------                 ----------   -----------
Gas - Mcf........................      9,815,852    10,243,360
    Average Price (per Mcf)......     $     2.33   $      1.44
Oil - Bbls.......................         16,866        18,194
    Average Price (per Bbl)......     $    19.37   $     11.50

Attributable to the Royalty
---------------------------
Gas - Mcf........................      5,373,827     4,183,417
Oil - Bbls.......................          9,245         7,361

--------------------------------------------------------------

    The average price of gas and oil increased in 1999 compared to the prior year. The average price per barrel of oil during the fourth quarter of 1999 was $7.87 per Bbl higher than that received in the fourth quarter of 1998 due to increases in oil prices in world markets generally, including the posted prices applicable to the Royalty. Gas production decreased slightly primarily due to a decrease in coal seam production. During the fourth quarter of 1999, coal seam production from the Underlying Properties averaged 1,342,978 Mcf per month compared to 1,401,000 Mcf per month during the fourth quarter of 1998.

    Capital costs for the fourth quarter of 1999 totaled $2,565,094 compared to $2,780,132 during the same period of 1998. The decrease was due to decreased drilling activity in the fourth quarter of 1999. Operating costs in 1998 include the impact of the receipt of $250,000 from BROG as an offset to lease operating expense in connection with the settlement of litigation. The receipt of the $250,000 from BROG for 1999 was not received by the Trust until January 2000. Excluding the impact of the offset, lease operating costs for the fourth quarter of 1999 averaged $971,839 per month in the fourth quarter compared to $1,073,500 per month in the fourth quarter of 1998.

                          SAN JUAN BASIN ROYALTY TRUST





Statements of Assets, Liabilities and Trust Corpus
December 31, 1999 and 1998
---------------------------------------------------------------------------------
Assets                                                      1999          1998
------                                                  -----------   -----------
Cash and Short-term Investments....................     $ 3,862,453   $ 2,665,562
Net Overriding Royalty Interests in Producing Oil and
    Gas Properties - Net (Notes 2 and 3)...........      45,186,199    51,088,020
                                                        -----------   -----------
                                                        $49,048,652   $53,753,582
                                                        ===========   ===========

Liabilities and Trust Corpus

Distribution Payable to Unit Holders...............     $ 3,862,453   $ 2,665,562
Trust Corpus - 46,608,796 Units of Beneficial Interest
    Authorized and Outstanding.....................       45,186,199    51,088,020
                                                        -----------   -----------
                                                        $49,048,652   $53,753,582
                                                        ===========   ===========
---------------------------------------------------------------------------------




Statements of Distributable Income
for the Three Years Ended December 31, 1999
-----------------------------------------------------------------------------------------------------
                                                          1999                1998           1997
                                                       -----------         -----------    -----------
Royalty Income (Notes 2, 3 and 5)..................    $32,626,966         $30,317,860    $49,497,479
Interest Income....................................         65,029              68,648         99,403
                                                       -----------         -----------    -----------
                                                        32,691,995          30,386,508     49,596,882
Expenditures - General and Administrative..........        896,328             788,107        947,952
                                                       -----------         -----------    -----------
Distributable Income...............................    $31,795,667         $29,598,402    $48,648,930
                                                       ===========         ===========    ===========
Distributable Income per Unit (46,608,796 Units)...    $   .682182         $   .635039    $  1.043770
                                                       ===========         ===========    ===========
-----------------------------------------------------------------------------------------------------



Statements of Changes in Trust Corpus
for the Three Years Ended December 31, 1999
---------------------------------------------------------------------------------------------------
                                                          1999            1998             1997
                                                       ------------     -----------     -----------
Trust Corpus, Beginning of Period..................    $ 51,088,020    $ 56,119,448    $ 62,808,148
Amortization of Net Overriding Royalty Interest
    (Notes 2 and 3)................................      (5,901,821)     (5,031,428)     (6,668,700)
Distributable Income...............................      31,795,667      29,598,402      48,648,930
Distributions Declared.............................     (31,795,667)    (29,598,402)    (48,648,930)
                                                       ============    ============    ============
Trust Corpus, End of Period........................    $ 45,186,199    $ 51,088,020    $ 56,119,448
                                                       ============    ============    ============
---------------------------------------------------------------------------------------------------

The accompanying Notes to Financial Statements are an integral part of these statements.

                                     [IMAGE]

pear cactus

                                     [IMAGE]

                                                                  yucca brifolia

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

    The initial carrying value of the Royalty ($133,275,528) represented Southland's historical net book value at the date of the transfer of the Trust. Accumulated amortization as of December 31, 1999 and 1998 aggregated $88,089,329 and $82,187,508, respectively.


3. BASIS OF ACCOUNTING

The financial statements of the Trust are prepared on the following basis:

  o Royalty income recorded for a month is the amount computed and paid by the working interest owner, Burlington Resources Oil & Gas Company ("BROG"), to the Trustee for the Trust. Royalty income consists of the amounts received by the owner of the interest burdened by the net overriding royalty interest from the sale of production less accrued production costs, development and drilling costs, applicable taxes, operating charges, and other costs and deductions, multiplied by 75%.

  o Trust expenses recorded are based on liabilities paid and cash reserves established from Royalty income for liabilities and contingencies.

  o    Distributions to Unit holders are recorded when declared by the Trustee.

  o The conveyance which transferred the overriding royalty interests to the Trust provides that any excess of production costs over gross proceeds must be recovered from future net profits. The financial statements of the Trust differ from financial statements prepared in accordance with generally accepted accounting principles ("GAAP") because revenues are not accrued in the month of production; certain cash reserves may be established for contingencies which would not be accrued in financial statements prepared in accordance with GAAP; and amortization of the Royalty calculated on a unit-of-production basis is charged directly to trust corpus.

                          SAN JUAN BASIN ROYALTY TRUST

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

    The Trust began receiving royalty income from coal seam gas wells in 1989. Under Section 29 of the Internal Revenue code, coal seam gas production from wells drilled prior to January 1, 1993 (including certain wells recompleted in coal seam formations thereafter), generally qualifies for the Federal income tax credit for producing nonconventional fuels if such production and the sale thereof occurs before January 1, 2003. For 1999, this tax credit will be approximately $1.04 per MMBtu. For qualifying production of the Trust, each Unit holder must determine his pro rata share of such production based upon the number of Units owned during each month of the year and apply the tax credit against his own income tax liability, but such credit may not reduce his regular liability (after the foreign tax credit and certain other nonrefundable credits) below his tentative minimum tax. Section 29 also provides that any amount of
Section 29 credit disallowed for the tax year solely because of this limitation will increase his credit for prior year minimum tax liability, which may be carried forward indefinitely as a credit against the taxpayer's regular tax liability, subject, however, to the limitations described in the preceding sentence. There is no provision for the carryback or carryforward of the Section 29 credit in any other circumstances.

    The Trustee is provided summary Section 29 tax credit information related to Trust properties by BROG, which information is then passed along to the Unit holders. In Nielson-True Partnership, et al. v. Commissioner, a 1997 Tax Court decision, the court ruled that nonconventional fuel (such a coal seam gas) produced from a well drilled and completed in an otherwise qualifying formation prior to December 31, 1992, is not eligible for the Section 29 credit unless the producer has received an appropriate well category determination from the Federal Energy Regulatory Commission ("FERC"). On March 23, 1999, the U.S. Court of Appeals for the 10th Circuit affirmed that decision. Dictum (i.e., language in the appeals court's decision which is not binding as precedent) even suggests that, contrary to the clear implication of a 1993 Internal Revenue Service ruling, lack of such a well category determination may render the Section 29 credit unavailable in respect of production from wells recompleted in a qualified formation after January 1, 1993, the date that FERC's authority to render well category determinations ended (so that obtaining the requisite determination for any such well was impossible). Many producers assert that wells meeting the definitional requirements applied by FERC in rendering well category determinations are eligible for the Section 29 credit regardless of whether a well category determination is actually applied for or received, particularly for wells recompleted in qualifying formations after January 1, 1993, and additional litigation or other initiatives on this issue are to be expected. In fact, on December 23, 1999, a petition was filed with the FERC by a coalition of energy producers seeking reinstatement of the certification process. By letter dated January 14, 2000, the U.S. Department of Energy expressed its support of that petition and on January 27, 2000, the FERC issued notice of proposed rulemaking by which its regulations would be amended to reinstate certain regulations involving well category determinations for Section 29 tax credits for certain well recompletions commenced after January 1, 1993.

    In some cases the extent to which production from the various coal seam gas wells in which the Trust holds an interest would qualify for the Section 29 credit under the standards applied in the Nielson-True case is unclear, and the Trustee has requested that BROG provide clarification and an assessment of the effects of the foregoing, if any, on the Trust and its Unit holders. Pending such clarification and assessment, or further developments, or both, however, the availability of Section 29 credits to Unit holders in respect of some portion of the Trust's coal seam gas production could be subject to debate and challenge.

    The classification of the Trust's income for purposes of the passive loss rules may be important to a Unit holder. As a result of the Tax Reform Act of 1986, royalty income will generally be treated as portfolio income and will not reduce passive losses.


5. LITIGATION SETTLEMENT

On June 4, 1992, the Trustee filed suit (the "Litigation") against MOI and Southland in New Mexico. The principal asset of the Trust consists of a 75% net overriding royalty interest carved out of the Underlying Properties. MOI and Southland were the operators of the Underlying Properties. On January 2, 1996, Southland was merged with and became a wholly owned sub-

                          SAN JUAN BASIN ROYALTY TRUST



sidiary of MOI. Subsequent to the merger, MOI changed its name to Burlington Resources Oil & Gas Company ("BROG").

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

6. CERTAIN CONTRACTS

Effective January 1, 1998, all volumes of Trust gas became subject to the terms of a Natural Gas Sales and Purchase Contract between BROG and El Paso Energy Marketing Company ("El Paso"). That contract was for a term of two years through and including December 31, 1999, and provided for the sale of Trust gas at prices which fluctuate in accordance with published indices for gas sold in the San Juan Basin of New Mexico. BROG entered into the contract with El Paso after soliciting and receiving competitive bids in late 1997 from six major gas marketing firms to market and/or purchase the Trust gas. BROG has entered into a contract dated November 10, 1999, for the sale of all volumes of Trust gas to Duke Energy and Marketing L.L.C. That contract provides for delivery of gas at various delivery points over a period commencing January 1, 2000, and ending October 31, 2001, and provides for the sale of Trust gas at prices which fluctuate in accordance with published indices for gas sold in the San Juan Basin of New Mexico.

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

7. GAS IMBALANCE

In February 1999, the Trust's auditors notified the Trust of an apparent gas imbalance. A gas imbalance occurs where more than one party is entitled to the economic benefit of the production of natural gas, but the gas is sold for the account of less than all of the parties. The resulting imbalance may be corrected by various means including a cash settlement and/or a volume adjustment whereby an increased percentage of future production is sold for the account of the underproduced party or parties. The Trust's auditors suggested that the subject imbalance might relate to the acquisition by BROG's predecessor, Southland Royalty, of mineral properties which had been operated under a Joint Operating Agreement between Southland Royalty and Unicon, the seller of the properties. The Trust made inquiry of BROG concerning the imbalance and BROG agreed to investigate the records. The Trustee met with BROG representatives in June 1999 to discuss the investigation, and by correspondence of September 24, 1999, BROG reported that the imbalance probably related to problems experienced in the

                          SAN JUAN BASIN ROYALTY TRUST

1980s and early 1990s by Southland Royalty and Unicon in their dealings with Public Service Company of New Mexico. BROG reported that Unicon was flowing gas to its account while Southland Royalty was not producing and that this created a gas imbalance. The imbalance was addressed, as between Southland Royalty and Unicon, by a reduction in the total purchase price for Unicon assets acquired by Southland Royalty in June 1990. However, there was no payment made to the Trust at the time of that acquisition.

    BROG proposes to address the imbalance with the Trust based upon the terms of a Gas Balancing Agreement it indicates was in place between Southland Royalty and Unicon in connection with the Joint Operating Agreement applicable to the subject properties and has offered $3,100,000 as a cash settlement. The Trust is considering the appropriateness of this proposed means of resolution and this offer and is consulting with its advisors. No assurance can be given as to when and how this issue will be resolved.

8. SIGNIFICANT CUSTOMERS

Information as to significant purchasers of oil and gas production attributable to the Trust's economic interests is included in Item 2 of the Trust's annual report on Form 10-K which is included in this report.

9. PROVED OIL AND GAS RESERVES (UNAUDITED)

Proved oil and gas reserve information is included in Item 2 of the Trust's annual report on Form 10-K which is included in this report.


10. QUARTERLY SCHEDULE OF DISTRIBUTABLE INCOME (UNAUDITED)

The following is a summary of the unaudited quarterly schedule of distributable income for the two years ended December 31, 1999 (in thousands, except unit amounts):

--------------------------------------------------------------------------

                                                            Distributable
                                                              Income and
                        Royalty         Distributable        Distribution
1999                    Income              Income             Per Unit
----                   --------         -------------       --------------
First Quarter.......   $  7,045          $  6,792            $ .145721
Second Quarter......      6,252             5,944              .127528
Third Quarter.......      7,909             7,766              .166611
Fourth Quarter......     11,421            11,294              .242322
                       --------          --------            ---------
   Total............   $ 32,627          $ 31,796            $ .682182
                       ========          ========            =========

1998
----
First Quarter.......   $ 11,663          $ 11,442            $ .245489
Second Quarter......      6,679             6,407              .137462
Third Quarter.......      6,277             6,164              .132248
Fourth Quarter......      5,699             5,585              .119840
                       --------          --------            ---------
   Total............   $ 30,318          $ 29,598            $ .635039
                       ========          ========            =========

--------------------------------------------------------------------------


                          INDEPENDENT AUDITOR'S REPORT

Bank One, Texas, N.A. as Trustee for the San Juan Basin Royalty Trust:

    We have audited the accompanying statements of assets, liabilities and trust corpus of the San Juan Basin Royalty Trust ("Trust") as of December 31, 1999 and 1998, and the related statements of distributable income and changes in trust corpus for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Trustee. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, such financial statements present fairly, in all material respects, the assets, liabilities and trust corpus of the San Juan Basin Royalty Trust as of December 31, 1999 and 1998, and the distributable income and changes in trust corpus for each of the three years in the period ended December 31, 1999, on the basis of accounting described in Note 3.


/s/ DELOITTE & TOUCH LLP


Deloitte & Touche LLP
Fort Worth, Texas
March 24, 2000