Form 10-K405, Exhibit 13
period 2000-12-31
SAN JUAN BASIN ROYALTY TRUST
filed 2001-03-30
CIK 319655

                                                                      EXHIBIT 13

                                 SAN JUAN BASIN
                                 ROYALTY TRUST
                                      2000
                                 ANNUAL REPORT
                                   & FORM 10K

                              [INSIDE FRONT COVER]

                                   THE TRUST

The principal asset of the San Juan Basin Royalty Trust (the "Trust") consists of a 75% net overriding royalty interest carved out of certain oil and gas leasehold and royalty interests (the "Underlying Interests") in properties located in the San Juan Basin of northwestern New Mexico.

UNITS OF BENEFICIAL INTEREST

The Units of Beneficial Interest of the Trust ("Units") are traded on the New York Stock Exchange under the symbol "SJT." At March 28, 2001, the latest practicable date, the sale price of a Unit was $15.58. From January 1, 1999, to December 31, 2000, quarterly high and low sales prices and the aggregate amount of monthly distributions per Unit paid each quarter were as follows:

--------------------------------------------------------------------------------
                                                                   Distributions
2000                                         High          Low         Paid
----                                         ----          ---     -------------
First Quarter ...........................  $10.2500     $ 9.3125    $ .212160
Second Quarter ..........................   10.1875       9.0625      .283054
Third Quarter ...........................   12.0000       9.6250      .421626
Fourth Quarter ..........................   12.6875      10.1250      .353069
                                                                    ---------
         Total for 2000 .................                           $1.269909
                                                                    =========

1999
----
First Quarter ...........................  $ 6.8750     $ 5.3125    $ .145721
Second Quarter ..........................    8.3125       6.3125      .127528
Third Quarter ...........................    9.2500       7.5000      .166611
Fourth Quarter ..........................   10.3750       7.8125      .242322
                                                                    ---------
         Total for 1999 .................                           $ .682182
                                                                    =========
--------------------------------------------------------------------------------

At December 31, 2000, 46,608,796 Units outstanding were held by 2,044 Unit holders of record. The following table presents information relating to the distribution of ownership Units:

--------------------------------------------------------------------------------
                                                       Number of
Type of Unit Holders                                 Unit Holders     Units Held
--------------------                                 ------------     ----------
Individuals ................................             1,768         2,569,331
Fiduciaries ................................               209           640,133
Institutions ...............................                47           338,446
Brokers, Dealers and Nominees ..............                 7        42,956,612
Corporations and Partnerships ..............                 2            88,292
Miscellaneous ..............................                11            15,982
                                                         -----        ----------
         Total .............................             2,044        46,608,796
                                                         =====        ==========
--------------------------------------------------------------------------------

                                TO UNIT HOLDERS

We are pleased to present the 2000 Annual Report of the San Juan Basin Royalty Trust. The report includes a copy of the Trust's Annual Report on Form 10-K to the Securities and Exchange Commission for the year ended December 31, 2000, without exhibits. The Form 10-K contains important information concerning the Underlying Interests, including the oil and gas reserves attributable to the net overriding royalty interest owned by the Trust. Production figures provided in this letter and in the Trustee's Discussion and Analysis are based on information provided by Burlington Resources Oil & Gas Company ("BROG"). -- The Trust was established in November 1980 by Trust Indenture between Southland Royalty Company ("Southland Royalty") and The Fort Worth National Bank. Pursuant to the Indenture, Southland Royalty conveyed to the Trust a 75% net overriding royalty interest (equivalent to a net profits interest) carved out of Southland Royalty's oil and gas leasehold and royalty interests in properties in the San Juan Basin of northwestern New Mexico. This net overriding royalty interest (the "Royalty") is the principal asset of the Trust. The Form 10-K contains important information concerning, among other things, the oil and gas reserves attributable to the Royalty and the interests from which the Royalty was carved. -- Under the Trust Indenture, Bank One, NA (successor trustee) as Trustee, has the primary function of collecting monthly net proceeds ("Royalty Income") attributable to the Royalty and making the monthly distributions to the Unit holders after deducting administrative expenses and any amounts necessary for cash reserves. Income distributed to Unit holders for the year 2000 was $59,188,932 or $1.269909 per Unit. This distributable income consisted of Royalty Income of $60,044,773 plus interest income of $148,513, less administrative expenses of $1,004,354. -- In September 1988, the Trust was advised by Southland Royalty and its affiliate Meridian Oil, Inc. ("MOI"), both of which were subsidiaries of Burlington Resources, Inc., that they had initiated a drilling program in the San Juan Basin of northwestern New Mexico involving development of Fruitland Coal Seam gas reserves on properties in which the Trust owns an interest. For more information on the coal seam drilling program and the related federal income tax credit associated with gas produced from coal seam wells drilled before January 1, 1993, please see the "Description of the Properties" section of this Annual Report. -- On January 2, 1996, Southland Royalty was merged with and became a wholly owned subsidiary of MOI. Subsequent to the merger, MOI changed its name to Burlington Resources Oil & Gas Company. -- Information about the Trust's estimated proved reserves of gas, including coal seam gas, and of oil as well as the present value of net revenues discounted at 10% can be found in Item 2 of the accompanying Form 10-K. o Certain Royalty Income is generally considered portfolio income under the passive loss rules enacted by the Tax Reform Act of 1986. Therefore, it appears that Unit holders should not consider the taxable income from the Trust to be passive income in determining net passive income or less. Unit holders should consult their tax advisors for further information. -- Unit holders of record will continue to receive an individualized tax information letter for each of the quarters ending March 31, June 30 and September 30, 2001, and for the year ending December 31, 2001. Unit holders owning Units in nominee name may obtain monthly tax information from the Trustee upon request. -- For readers' convenience, a glossary, which contains definitions, will be found on page four. Please visit our Web site at www.sjbrt.com to access news releases, reports, SEC filings and tax information.

Bank One, NA, Trustee

By: /s/ LEE ANN ANDERSON

Lee Ann Anderson
Vice President

                                   [PICTURE]

                    OUR LIVES ARE INTERWOVEN WITH THE LAND.
         THE DIRT UNDER OUR FEET IS THE SAME OF OUR ANCESTORS, AND THE
            SKY, THE SAME WHICH WATCHED OVER THEM. OUR CHILDREN ALSO
       FEEL THE PULL OF THE LAND, AND IN THEIR EYES, WE SEE OUR HERITAGE
                       AS WELL AS OUR HOPES FOR TOMORROW.

                               GLOSSARY OF TERMS

AGGREGATE MONTHLY DISTRIBUTION: An amount paid to Unit holders equal to the royalty income received by the Trustee during a calendar month plus interest, less the general and administrative expenses of the Trust, adjusted by any changes in cash reserves.

BBL: Barrel, generally 42 U.S. gallons measured at 60(degree)F.

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

DUAL COMPLETION: The completion of a well into two separate producing formations at different depths, generally through one string of pipe producing from one of the formations, inside of which is a smaller string of pipe producing from the other formation.

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

GROSS PROCEEDS: The amount received by BROG (or any subsequent owner of the Underlying Interests) from the sale of the production attributable to such interests.

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

NET ACRES OR WELLS: The interests of BROG in such acres or wells.

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

ROYALTY: The principal asset of the Trust; the 75% net overriding royalty interest conveyed to the Trust on November 3, 1980, by Southland Royalty Company, the predecessor to BROG, which was carved out of the Underlying Interests.

ROYALTY INCOME: The monthly Net Proceeds attributable to the Royalty.

SECTION 29 TAX CREDIT: A federal income tax credit available under Section 29 of the Internal Revenue Code for producing coal seam gas (and other nonconventional fuels) from wells drilled prior to January 1, 1993, and for production from wells drilled after December 31, 1979, but prior to January 1, 1993, to a formation beneath a qualifying coal seam formation, which are later completed into such a formation.

SPOT PRICE: The price paid for gas, oil or oil products sold under contracts for the purchase and sale of such minerals on a short-term basis.

UNDERLYING INTERESTS: The working, royalty and other interests owned by Southland Royalty Company, the predecessor to BROG, in properties located in the San Juan Basin of northwest New Mexico, out of which the Royalty was carved.

UNDERLYING PROPERTIES: The real property located in the San Juan Basin of northwestern New Mexico burdened by the Underlying Interests.

UNITS OF BENEFICIAL INTEREST: The units of ownership of the Trust, equal to the number of shares of common stock of Southland Royalty Company outstanding at the close of business on November 3, 1980.

WORKING INTEREST: The operating interest under an oil and gas lease.

                         DESCRIPTION OF THE PROPERTIES

The principal asset of the Trust is a 75% net overriding royalty interest carved out of certain working, royalty and other interests owned by BROG (the "Underlying Interests") in properties located in the San Juan Basin, and more particularly in San Juan, Rio Arriba and Sandoval Counties of northwestern New Mexico (the "Underlying Properties"). The Underlying Properties contain 151,900 gross (119,000 net) producing acres and 3,363 gross (975 net) producing wells, including dual completions. "Gross" acres or wells, for purposes of this discussion, means the entire ownership interest of all parties in such properties, and BROG's interest therein is referred to as the "net" acres or wells.

         The Underlying Properties have historically produced gas primarily from conventional wells drilled to three major formations: the Pictured Cliffs, the Mesaverde and the Dakota, ranging in depth from 1,500 to 8,000 feet. The characteristics of these reservoirs result in the wells having very long productive lives. A production index for oil and gas properties is the number of years derived by dividing remaining reserves by current production. Based upon the reserve report prepared by independent petroleum engineers as of December 31, 2000, the production index for the San Juan Basin properties is estimated to be approximately 15 years. The production index is subject to change from year to year based on reserve revisions and production levels. Among the factors considered by engineers in estimating remaining reserves of natural gas is the current sales price for gas. As the sales price increases, the producer can justify expending higher lifting costs and therefore reasonably expect to recover more of the known reserves. Accordingly, as gas prices rise the production index increases and vice versa.

         In 1998, BROG announced the New Mexico Oil Conservation division approved plans for 80-acre infill drilling of the Mesaverde Formation in the San Juan Basin. The Mesaverde Formation was originally developed in the 1950s on 320-acre spacing, with infill drilling initiated in the early 1970s on 160-acre spacing. In 1994, BROG undertook an extensive study of the Mesaverde Formation. Results indicated that downspaced drilling (infill drilling) on 80-acre spacing could significantly increase recoverable gas reserves in this massive reservoir. A pilot program began in 1997 and was expanded in 1998 to include two additional areas.

         During 1988, a drilling program was initiated involving development of Fruitland Coal gas reserves. Wells drilled in the Fruitland Coal range in depth from 2,500 to 3,500 feet, generally on 320-acre spacing. BROG has informed the Trust that based on its success in 1997 it anticipates increasing the density of its drilling operations in the Fruitland Coal, with wells drilled on 160- and 80-acre spacing.

         The process of removing coal seam gas is often referred to as degasification or desorption. Millions of years ago, natural gas was generated in the process of coal formation and adsorbed into the coal. Water later filled the natural fracture system. When the water is removed from the natural fracture system, reservoir pressure is lowered and the gas desorbs from the coal. The desorbed gas then flows through the fracture system and is produced at the well bore. The volume of formation water production typically declines with time and the gas production may increase for a period of time before starting to decline. In order to dispose of the formation water, surface facilities including pumping units are required, which results in the cost of a completed well being as much as $500,000. During 2000, these coal seam wells produced a total of approximately 14,445,070 MMBtu of gas from the Underlying Properties, which was sold at an average price of $2.67 per MMBtu.

         Production from coal seam wells drilled prior to January 1, 1993, qualifies for federal income tax credits through 2002. For 2000 the credit was approximately $1.06 per MMBtu. During 2000, potential Section 29 tax credits of approximately $.158411 per Unit were generated for Trust Unit holders from production from coal seam wells.

         During 2000, BROG incurred approximately $25.6 million of capital expenditures for the drilling and completion of 45 gross (25.45 net) conventional wells, recompletion of 15 gross (6.80 net) conventional wells, drilling and completion of 12 gross (6.75 net) coal seam wells, recompletion of 4 gross (.17 net) coal seam wells and recavitation of 41 gross (.24 net) coal seam wells. There were 124 gross (36.15 net) conventional wells, 59 gross (21.37 net) conventional well recompletions, 10 gross (2.14 net) coal seam wells, 12 gross (1.64 net) coal seam recompletions and 4 gross (.03 net) coal seam recavitations in progress as of December 31, 2000.

         During 1999, BROG incurred approximately $10.5 million of capital expenditures for the drilling and completion of 71 gross (7.22 net) conventional wells, recompletion of 4 gross (1.36 net) conventional wells, drilling and completion of 3 gross (.93 net) coal seam wells, recompletion of 1 gross (.54 net) coal seam well and recavitation of 10 gross (.07 net) coal seam wells.

                         DESCRIPTION OF THE PROPERTIES

         Based on its year-end review, BROG has determined that since January of 1999, BROG has undercharged the Trust for both capital expenditures and lease operating charges related to properties burdened by the Trust but not operated by BROG. In April and May of 2000, BROG passed through to the Trust additional charges of $652,303 in capital expenditures and $1,689,509 in lease operating charges related to the undercharged non-operated properties. The Trust's consultants have reviewed BROG's cost reporting data and confirmed that the pass-through of these additional charges was appropriate.

         BROG has informed the Trust that capital projections for 2001 are estimated to be $30.2 million. BROG anticipates 406 new capital projects for 2001, including the drilling of 49 new wells to be operated by BROG and 40 wells operated by third parties. Of the new, BROG-operated wells, 42 are projected to be conventional wells completed to the Pictured Cliffs, Mesaverde, and/or Dakota formations, and the remaining seven are projected as coal seam gas wells to be completed in the Fruitland Coal formation. BROG projects approximately $17,500,000 as the cost of the new wells, with the $12,700,000 balance to be expended in working over existing wells and in the maintenance and improvement of production facilities.

         BROG reports that the Bureau of Land Management ("BLM") has undertaken an environmental impact study of the entire San Juan Basin such that new drilling activity located more than 300 feet from an existing road now requires an additional level of regulatory approval on a well-by-well basis. Depending upon the results of BROG's requests for approval to drill, the capital budget for 2001 may range from a low of approximately $25,000,000 to a high of approximately $35,000,000, depending in large part upon the total number of new wells for which the BLM issues approvals to drill.

         BROG indicates its budget for 2001 reflects continued, significant development of properties in which the Trust's net overriding royalty interest is relatively high, as well as a sustained focus on conventional formations, including infill drilling to the Mesaverde formation, and multiple formation completions.

         The Federal Energy Regulatory Commission is primarily responsible for federal regulation of natural gas. For a further discussion of gas pricing, gas purchasers, gas production and regulatory matters affecting gas production see
Item 2, "Properties," in the accompanying Form 10-K.

                                     [MAP]

                       TRUSTEE'S DISCUSSION AND ANALYSIS

Distributable income consists of Royalty Income plus interest, less the general and administrative expenses of the Trust and any changes in cash reserves established by the Trustee. For the year ended December 31, 2000, distributable income increased to $59,188,932 from $31,795,667 distributed in 1999. The increase was primarily attributable to higher gas and oil prices. Included in the 2000 distributable income was a payment by BROG to the Trust in June 2000 of $3,490,000. In June 2000, the Trust and BROG entered into a partial settlement of a claim relating to a gas imbalance. A gas imbalance occurs when more than one party is entitled to the economic benefit of the production of natural gas, but the gas is sold for the account of less than all the parties. Under the terms of the partial settlement, BROG paid the Trust 75% of the gross proceeds of $4,653,333, or $3,490,000, to settle the imbalance insofar as it relates to some of the wells located on the subject properties. The remainder of the imbalance is being addressed through volume adjustments whereby the Trust's net overriding royalty interest will be applied to 50% of the overproduced parties' interest on a monthly basis, until the imbalance is corrected. The Trust is in communication with BROG in order to determine the estimated value of the volume adjustments and the time during which the remainder of the imbalance will be corrected. Included in 1999 distributable income was a payment by BROG to the Trust in March 1999 of $892,498. After a rupture of the Williams "Trunk S" Pipeline disrupted a significant flow of gas from BROG properties, BROG filed claims with insurance carriers and subsequently received payments of its claims. Some of the claims filed related to properties burdened by the Royalty. The amount of insurance proceeds applicable to such properties was determined to be $1,189,996, of which the Trust received 75% or $892,498. Interest income increased from $65,029 in 1999 to $148,513 due to higher interest rates and increased funds available to invest.

         Total gas and oil production from the Underlying Properties for the five years ended December 31, 2000, were as follows:

--------------------------------------------------------------------------------
                     2000         1999         1998         1997         1996
                  ----------   ----------   ----------   ----------   ----------
Gas -- Mcf ....   42,220,260   39,940,175   41,507,353   41,948,567   40,738,422

Mcf per day ...      115,356      109,425      113,719      114,928      111,307

Oil -- Bbls ...       97,330       72,223       81,888       89,492       83,552

Bbls per day ..          266          198          224          245          228
--------------------------------------------------------------------------------

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

         Royalty Income for the calendar year is associated with actual gas and oil production during the period from November of the preceding year through October of the current year. Gas and oil sales attributable to the Royalty for the past five years (excluding the portion attributable to the litigation settlement proceeds described in Note 5 to the accompanying Financial Statements) are summarized in the following table:

-------------------------------------------------------------------------------------------------
                                  2000          1999          1998          1997          1996
                              -----------   -----------   -----------   -----------   -----------
Gas -- Mcf ................    20,317,749    19,527,666    18,904,906    24,236,419    17,927,785

Average Price (per Mcf) ...   $      2.99   $      1.78   $      1.75   $      2.21   $      1.30

Oil -- Bbls ...............        47,441        35,341        37,067        50,860        36,792

Average Price (per Bbl) ...   $     24.66   $     14.41   $     13.55   $     19.35   $     19.64
-------------------------------------------------------------------------------------------------

                       TRUSTEE'S DISCUSSION AND ANALYSIS

The fluctuations in annual gas production that have occurred during these five years generally resulted from changes in the demand for gas during that time, marketing conditions and increased capital spending to generate production from new wells. Production from the Underlying Properties is influenced by the line pressure of the gas gathering systems in the San Juan Basin. As noted on the previous page, oil and gas sales attributable to the Royalty are based on an allocation formula dependent on many factors, including oil and gas prices and capital expenditures.

Royalty Income for the five years ended December 31, 2000, was determined as shown in the following table:

--------------------------------------------------------------------------------------------------------------
                                     2000            1999             1998            1997            1996
                                 ------------    ------------     ------------    ------------    ------------
Gross Proceeds from
the Underlying Properties:
--------------------------

Gas ..........................   $124,902,689    $ 69,928,312     $ 71,247,501    $ 91,495,060    $ 51,865,730

Oil ..........................      2,409,158       1,028,862        1,088,228       1,728,296       1,638,753

Other ........................      4,653,333       1,189,996              -0-             -0-             -0-
                                 ------------    ------------     ------------    ------------    ------------
         Total ...............   $131,965,180    $ 72,147,170     $ 72,335,729    $ 93,223,356    $ 53,504,483
                                 ============    ============     ============    ============    ============

Less Production Costs:
----------------------

Capital Costs ................     25,575,657      10,556,159       12,828,300       7,231,696       7,223,281

Severance Tax - Gas ..........     12,059,286       7,180,973        7,341,098       8,989,202       5,654,831

Severance Tax - Oil ..........        234,462         106,335          117,454         167,844         176,379

Other ........................        129,161         (95,445)          66,892          61,832          59,089

Lease Operating Expenses .....     13,906,916      10,896,526       11,558,172      10,776,145      11,838,345
                                 ------------    ------------     ------------    ------------    ------------
         Total ...............     51,905,482      28,644,548       31,911,916      27,226,719      24,951,925
                                 ------------    ------------     ------------    ------------    ------------
Net Profits ...................     80,059,698      43,502,622       40,423,813      65,996,637      28,552,558

Royalty Percentage ...........             75%             75%              75%             75%             75%

Royalty Income ...............   $ 60,044,773    $ 32,626,966     $ 30,317,860    $ 49,497,479    $ 21,414,419
                                 ============    ============     ============    ============    ============
--------------------------------------------------------------------------------------------------------------

         The increase in capital costs incurred by BROG on the Underlying Properties commencing during the year ended December 31, 1998, was primarily attributable to increased drilling activity. The Royalty Income amount of $21,414,419 for 1996 does not include the $19,822,005 paid to the Trust on September 30, 1996, in settlement of the litigation described in Note 5 to the accompanying Financial Statements. Operating costs for 1997 through 2000 include the impact of the receipt of $250,000 from BROG as an offset to lease operating expense in connection with the settlement of that litigation. The receipt of the $250,000 from BROG for 1999 was received in January 2000 and distributed to Unit holders in February. The final $250,000 offset was made in December 2000. Excluding the impact of the offset, monthly operating costs in 2000 averaged approximately $1,200,000, which is higher than the $880,000 average in 1999. For additional information on capital expenditures, see "Description of the Properties."

                RESULTS OF THE FOURTH QUARTERS OF 2000 AND 1999

Distributable income for the three months ended December 31, 2000, totaled $16,456,141 ($.353069 per Unit) as compared to $11,294,344 ($.242322 per Unit)
for the quarter ended December 31, 1999. The amount distributed in the fourth quarter of 2000 was higher than that of 1999 primarily because of the higher average gas and oil prices.

         Royalty Income of the Trust for the fourth quarter is associated with actual gas and oil production during August through October of each year. Gas and oil sales for the quarters ended December 31, 2000 and 1999 were as follows:

--------------------------------------------------------------------------------
Underlying Properties                                 2000               1999
---------------------                              ----------          ---------
Gas - Mcf ................................         10,286,975          9,815,852
  Average Price (per Mcf) ................         $     3.81         $     2.33
Oil - Bbls ...............................             24,405             16,866
  Average Price (per Bbl) ................         $    28.18         $    19.37

Attributable to the Royalty
---------------------------
Gas - Mcf ................................          4,609,306          5,373,827
Oil - Bbls ...............................             10,955              9,245
--------------------------------------------------------------------------------

         The average price of gas and oil increased in 2000 compared to the prior year. The price per barrel of oil during the fourth quarter of 2000 was $8.81 per Bbl higher than that received in the fourth quarter of 1999 due to increases in oil prices in world markets generally, including the posted price applicable to the Royalty. Gas production increased slightly primarily due to increased capital spending. During the fourth quarter of 2000, coal seam production from the Underlying Properties averaged 1,112,153 Mcf per month compared to 1,342,978 Mcf per month during the fourth quarter of 1999.

         Capital costs for the fourth quarter of 2000 totaled $11,219,202 compared to $2,565,094 during the same period of 1999. The increase was due to increased drilling activity in the fourth quarter of 2000. Operating costs in 1999 do not include the impact of the receipt of $250,000 from BROG as an offset to lease operating expense in connection with the settlement of litigation. The receipt of the $250,000 from BROG for 1999 was not received by the Trust until January 2000. The $250,000 offset from BROG for 2000 was received in December 2000. Excluding the impact of the offset, lease operating costs for the fourth quarter of 2000 averaged $1,094,682 per month compared to $971,839 per month in the fourth quarter of 1999.

                          SAN JUAN BASIN ROYALTY TRUST

Statements of Assets, Liabilities and Trust Corpus
December 31, 2000 and 1999

-------------------------------------------------------------------------------------
Assets                                                          2000          1999
------                                                      -----------   -----------
Cash and Short-term Investments .........................   $ 6,972,892   $ 3,862,453

Net Overriding Royalty Interests in Producing Oil and
  Gas Properties - Net (Notes 2 and 3) ..................    40,686,854    45,186,199
                                                            -----------   -----------
                                                            $47,659,746   $49,048,652
                                                            ===========   ===========

Liabilities and Trust Corpus
----------------------------

Distribution Payable to Unit Holders ....................   $ 6,972,892   $ 3,862,453

Trust Corpus - 46,608,796 Units of Beneficial Interest
  Authorized and Outstanding ............................    40,686,854    45,186,199
                                                            -----------   -----------
                                                            $47,659,746   $49,048,652
                                                            ===========   ===========
-------------------------------------------------------------------------------------


Statements of Distributable Income
for the Three Years Ended December 31, 2000

----------------------------------------------------------------------------------------------
                                                           2000          1999          1998
                                                       -----------   -----------   -----------
Royalty Income (Notes 2, 3 and 5) ..................   $60,044,773   $32,626,966   $30,317,860

Interest Income ....................................       148,513        65,029        68,648
                                                       -----------   -----------   -----------
                                                        60,193,286    32,691,995    30,386,508

Expenditures - General and Administrative ..........     1,004,354       896,328       788,107
                                                       -----------   -----------   -----------
Distributable Income ...............................   $59,188,932   $31,795,667   $29,598,402
                                                       ===========   ===========   ===========
Distributable Income per Unit (46,608,796 Units) ...   $  1.269909   $   .682182   $   .635039
                                                       ===========   ===========   ===========
----------------------------------------------------------------------------------------------

Statements of Changes in Trust Corpus
for the Three Years Ended December 31, 2000

---------------------------------------------------------------------------------------------------
                                                           2000            1999            1998
                                                       ------------    ------------    ------------
Trust Corpus, Beginning of Period ..................   $ 45,186,199    $ 51,088,020    $ 56,119,448

Amortization of Net Overriding Royalty Interest
  (Notes 2 and 3) ..................................     (4,499,345)     (5,901,821)     (5,031,428)

Distributable Income ...............................     59,188,932      31,795,667      29,598,402

Distributions Declared .............................    (59,188,932)    (31,795,667)    (29,598,402)
                                                       ------------    ------------    ------------
Trust Corpus, End of Period ........................   $ 40,686,854    $ 45,186,199    $ 51,088,020
                                                       ============    ============    ============
---------------------------------------------------------------------------------------------------

The accompanying Notes to Financial Statements are an integral part of these statements.

                                   [PICTURE]


          IF I HAD BEEN BORN 100 YEARS AGO, I WOULD LEARN TO WEAVE AT
                     THE KNEE OF MY MOTHER AND GRANDMOTHER.
            I WOULD WATCH THEIR DEFT FINGERS CARESS THE WOOL AS THEY
             SKILLFULLY, WORDLESSLY WOVE OUR HERITAGE INTO TEXTILES
                         BOTH FUNCTIONAL AND BEAUTIFUL.
         AS I LOOK TO MY OWN FUTURE, THESE THREADS TO THE PAST BIND ME
                      FOREVER TO THIS LAND AND MY PEOPLE.

                                   [PICTURE]


              MUCH HAS CHANGED IN MY LIFETIME. AND YET NOTHING HAS
                   CHANGED. THE WATCHFUL PINONS AND JUNIPERS.
        THE LIGHT THAT DANCES OFF CLIFFS AND CANYON WALLS. THESE THINGS
        ARE AGELESS. WE ARE TIED ETERNALLY TO THIS LAND, WHICH PROVIDES
                  FOR US AND ASKS US ONLY TO BE ITS CARETAKER.

           SAN JUAN BASIN ROYALTY TRUST NOTES TO FINANCIAL STATEMENTS

1. TRUST ORGANIZATION AND PROVISIONS

The San Juan Basin Royalty Trust ("Trust") was established as of November 1, 1980. Bank One, NA ("Trustee") is Trustee for the Trust. Southland Royalty Company ("Southland") conveyed to the Trust a 75% net overriding royalty interest ("Royalty") carved out of Southland's working interests and royalty interests in the properties located in the San Juan Basin in northwestern New Mexico (the "Underlying Properties").

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

         The initial carrying value of the Royalty ($133,275,528) represented Southland's historical net book value at the date of the transfer of the Trust. Accumulated amortization as of December 31, 2000 and 1999 aggregated $92,588,674 and $88,089,329, respectively.

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

         The Royalty constitutes an "economic interest" in oil and gas properties for federal income tax purposes. Unit holders must report their share of the revenues of the Trust as ordinary income from oil and gas royalties and are entitled to claim depletion with respect to such income. The Royalty is treated as a single property for depletion purposes.

         The Trust has on file technical advice memoranda confirming the tax treatment described above.

         The Trust began receiving royalty income from coal seam gas wells in 1989. Under Section 29 of the Internal Revenue code, coal seam gas production from wells drilled prior to January 1, 1993 (including certain wells recompleted in coal seam formations thereafter), generally qualifies for the federal income tax credit for producing nonconventional fuels if such production and the sale thereof occurs before January 1, 2003. For 2000, this tax credit will be approximately $1.06 per MMBtu. For qualifying production of the Trust, each Unit holder must determine his pro rata share of such production based upon the number of Units owned during each month of the year and apply the tax credit against his own income tax liability, but such credit may not reduce his regular liability (after the foreign tax credit and certain other nonrefundable credits) below his tentative minimum tax. Section 29 also provides that any amount of
Section 29 credit disallowed for the tax year solely because of this limitation will increase his credit for prior year minimum tax liability, which may be carried forward indefinitely as a credit against the taxpayer's regular tax liability, subject, however, to the limitations described in the preceding sentence. There is no provision for the carryback or carryforward of the Section 29 credit in any other circumstances.

         The Trustee is provided summary Section 29 tax credit information related to Trust properties by BROG, which information is then passed along to the Unit holders. In Nielson-True Partnership, et al. v. Commissioner, a 1997 Tax Court decision, the court ruled that nonconventional fuel (such a coal seam gas) produced from a well drilled and completed in an otherwise qualifying formation prior to December 31, 1992, is not eligible for the Section 29 credit unless the producer has received an appropriate well category determination from the Federal Energy Regulatory Commission ("FERC"). On March 23, 1999, the U.S. Court of Appeals for the 10th Circuit affirmed that decision. Dictum (i.e., language in the appeals court's decision which is not binding as precedent) even suggests that, contrary to the clear implication of a 1993 Internal Revenue Service ruling, lack of such a well category determination may render the Section 29 credit unavailable in respect of production from wells recompleted in a qualified formation after January 1, 1993, the date that FERC's authority to render well category determinations ended (so that obtaining the requisite determination for any such well was impossible). However, on July 14, 2000, the FERC issued a final ruling amending its regulations to reinstate certain regulations involving well category determinations for all wells and tight formation areas that could qualify for the Section 29 tax credit. BROG has informed the Trustee that it will seek certification of all qualified wells. Pending such certification and further developments, the availability of Section 29 tax credits to Unit holders with respect to a minor portion of the Trust's coal seam gas production could remain subject to debate and challenge.

         The classification of the Trust's income for purposes of the passive loss rules may be important to a Unit holder. As a result of the Tax Reform Act of 1986, royalty income will generally be treated as portfolio income and will not reduce passive losses.

5. LITIGATION SETTLEMENT

On June 4, 1992, the Trustee filed suit (the "Litigation") against MOI and Southland in New Mexico. The principal asset of the Trust consists of a 75% net overriding royalty interest carved out of certain working, royalty and other interests in the Underlying Properties. MOI and Southland were the operators of the Underlying Properties. On January 2, 1996, Southland was merged with and became a wholly owned subsidiary of MOI. Subsequent to the merger, MOI changed its name to Burlington Resources Oil & Gas Company.

         The claims asserted on behalf of the Trust in the lawsuit included breach of contract, breach of the covenant of good faith and fair dealing, breach of express good faith duty, constructive fraud, unjust enrichment, prima facie tort, intentional interference with contract and conspiracy. The relief sought included

                          SAN JUAN BASIN ROYALTY TRUST


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

         The $19,822,005 settlement proceeds of the Litigation (or $.425285 per Unit of beneficial interest) was paid to the Trust on September 30 and distributed on October 15, 1996, to Unit holders of record as of September 30, 1996 (the "Record Date"), The distribution was taxable to Unit holders as of such Record Date. This distribution was in addition to the regular monthly distribution on October 15.

6. CERTAIN CONTRACTS

Effective January 1, 1998, all volumes of gas subject to the Royalty (the "Trust gas") became subject to the terms of a Natural Gas Sales and Purchase Contract between BROG and El Paso Energy Marketing Company ("El Paso"). That contract was for a term of two years through and including December 31, 1999, and provided for the sale of Trust gas at prices which fluctuated in accordance with published indices for gas sold in the San Juan Basin of New Mexico. BROG entered into the contract with El Paso after soliciting and receiving competitive bids in late 1997 from six major gas marketing firms to market and/or purchase the Trust gas. BROG entered into a contract dated November 10, 1999, for the sale of all volumes of Trust gas to Duke Energy and Marketing L.L.C. That contract, as amended, provides for delivery of gas at various delivery points over a period commencing January 1, 2000, and ending October 31, 2001, and provides for the sale of Trust gas at prices which fluctuate in accordance with published indices for gas sold in the San Juan Basin of New Mexico.

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

7. GAS IMBALANCE

In June 2000, the Trust and BROG entered into a partial settlement of claims relating to a gas imbalance with respect to production from mineral properties currently operated by BROG. Under the terms of the partial settlement, BROG paid the Trust $3,490,000 to settle the imbalance insofar as it relates to some of the wells located on the subject properties. The remainder of the imbalance is to be addressed through volume adjustments whereby the Trust's net overriding royalty interest will be applied to 50% of the overproduced parties' interest, on a monthly basis, until the imbalance is corrected. The Trust is in communication with BROG in order to determine the estimated value of the volume adjustments and the time during which the remainder of the imbalance will be corrected. The volume adjustment commenced in August 2000 and will be monitored by the Trust's consultants.

         Based on its year-end review, BROG has determined that since January of 1999, BROG has undercharged the Trust for

                          SAN JUAN BASIN ROYALTY TRUST

both capital expenditures and lease operating charges related to properties burdened by the Trust but not operated by BROG. In April and May of 2000, BROG passed through to the Trust additional charges of $652,303 in capital expenditures and $1,689,509 in lease operating charges related to the undercharged non-operated properties. The Trust's consultants have reviewed BROG's cost reporting data and confirmed that the pass-through of these additional charges was appropriate.

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

10. QUARTERLY SCHEDULE OF DISTRIBUTABLE INCOME (UNAUDITED)

The following is a summary of the unaudited quarterly schedule of distributable income for the two years ended December 31, 2000 (in thousands, except unit amounts):

--------------------------------------------------------------------------------
                                                                   Distributable
                                                                    Income and
                                       Royalty     Distributable   Distribution
2000                                   Income         Income         Per Unit
----                                  ---------    -------------   -------------
First Quarter ................        $  10,077      $   9,889      $ .212160
Second Quarter ...............           13,609         13,193        .283054
Third Quarter ................           19,747         19,651        .421626
Fourth Quarter ...............           16,612         16,456        .353069
                                      ---------      ---------      ---------
         Total ...............        $  60,045      $  59,189      $1.269909
                                      =========      =========      =========

1999
----
First Quarter ................        $   7,045      $   6,792      $ .145721
Second Quarter ...............            6,252          5,944        .127528
Third Quarter ................            7,909          7,766        .166611
Fourth Quarter ...............           11,421         11,294        .242322
                                      ---------      ---------      ---------
         Total ...............        $  32,627      $  31,796      $ .682182
                                      =========      =========      =========

--------------------------------------------------------------------------------

                          INDEPENDENT AUDITOR'S REPORT

Bank One, NA as Trustee for the San Juan Basin Royalty Trust:

We have audited the accompanying statements of assets, liabilities and trust corpus of the San Juan Basin Royalty Trust ("Trust") as of December 31, 2000 and 1999, and the related statements of distributable income and changes in trust corpus for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Trustee. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         As described in Note 3 to the financial statements, these financial statements were prepared on a modified cash basis, which is a comprehensive basis of accounting other than generally accepted accounting principles.

         In our opinion, such financial statements present fairly, in all material respects, the assets, liabilities and trust corpus of the San Juan Basin Royalty Trust as of December 31, 2000 and 1999, and the distributable income and changes in trust corpus for each of the three years in the period ended December 31, 2000, on the basis of accounting described in Note 3.

/s/ DELOITTE & Touche LLP

Deloitte & Touche LLP
Fort Worth, Texas
March 23, 2001

SAN JUAN BASIN ROYALTY TRUST
Bank One, NA, Trustee
Post Office Box 2604, TX1-1306
Fort Worth, Texas 76113
817-884-4630
www.sjbrt.com
sjbrt@bankone.com

AUDITORS
Deloitte & Touche LLP
Fort Worth, Texas

LEGAL COUNSEL
Vinson & Elkins L.L.P.
Dallas, Texas

TAX COUNSEL
Winstead Sechrest & Minick, P.C.
Houston, Texas

TRANSFER AGENT
Computershare Investor Services
Transfer Services
2 North LaSalle Street
Chicago, Illinois 60602

For questions about distribution checks, address changes and transfer procedures, call 312-360-5154.

           Post Office Box 2604, TX1-1306 -- Fort Worth, Texas 76113
                        - 817-884-4630 -- www.sjbrt.com