Form 10-K405, Exhibit 13
period 2001-12-31
SAN JUAN BASIN ROYALTY TRUST
filed 2002-04-01
CIK 319655

                                                                   EXHIBIT 10.13

                                [SAN JUAN BASIN
                                 LOYALTY TRUST
                                   2001 LOGO]

                                     [MAP]

                                   THE TRUST

The principal asset of the San Juan Basin Royalty Trust (the "Trust") consists of a 75% net overriding royalty interest carved out of certain oil and gas leasehold and royalty interests (the "Underlying Interests") in properties located in the San Juan Basin of northwestern New Mexico.

UNITS OF BENEFICIAL INTEREST

The units of beneficial interest of the Trust ("Units") are traded on the New York Stock Exchange under the symbol "SJT." At March 28, 2002, the latest practicable date, the sale price of a Unit was $11.90. From January 1, 2000, to December 31, 2001, quarterly high and low sales prices and the aggregate amount of monthly distributions per Unit paid each quarter were as follows:


                                                                    Distributions
2001                                        High            Low         Paid
----                                  ------------   ------------   -------------
First Quarter                         $    16.1300   $    12.3125   $    .799474
Second Quarter                             17.9800        12.4000        .563215
Third Quarter                              14.0000        10.0800        .294257
Fourth Quarter                             11.5100         9.3000        .062177
                                                                    ------------
        Total for 2001                                              $   1.719123
                                                                    ============

2000
First Quarter                         $    10.2500   $     9.3125   $    .212160
Second Quarter                             10.1875         9.0625        .283054
Third Quarter                              12.0000         9.6250        .421626
Fourth Quarter                             12.6875        10.1250        .353069
                                                                    ------------
        Total for 2000                                              $   1.269909
                                                                    ============

At December 31, 2001, 46,608,796 Units outstanding were held by 2,117 Unit holders of record. The following table presents information relating to the distribution of ownership Units:


                                                   Number of
Type of Unit Holders                              Unit Holders   Units Held
--------------------                              ------------   ----------
Individuals                                           1,835       2,453,481
Fiduciaries                                             225         653,803
Institutions                                             40         284,496
Brokers, Dealers and Nominees                             8      43,113,264
Corporations and Partnerships                             3          88,492
Miscellaneous                                             6          15,260
                                                      -----      ----------

        Total                                         2,117      46,608,796
                                                      =====      ==========

                  [HISTORIC NEW MEXICO U.S. 66 ROUTE PICTURE]

                                 TO UNIT HOLDERS

We are pleased to present the 2001 Annual Report of the San Juan Basin Royalty Trust. The report includes a copy of the Trust's Annual Report on Form 10-K to the Securities and Exchange Commission for the year ended December 31, 2001, without exhibits. The Form 10-K contains important information concerning the Underlying Interests, including the oil and gas reserves attributable to the net overriding royalty interest owned by the Trust. Production figures provided in this letter and in the Trustee's Discussion and Analysis are based on information provided by Burlington Resources Oil & Gas Company LP ("BROG").

The Trust was established in November 1980 by Trust Indenture between Southland Royalty Company ("Southland Royalty") and The Fort Worth National Bank. Pursuant to the Indenture, Southland Royalty conveyed to the Trust a 75% net overriding royalty interest (equivalent to a net profits interest) carved out of Southland's oil and gas leasehold and royalty interests in properties in the San Juan Basin of northwestern New Mexico. This net overriding royalty interest (the "Royalty") is the principal asset of the Trust.

Under the Trust Indenture, Bank One, NA (successor trustee) as Trustee, has the primary function of collecting monthly net proceeds ("Royalty Income") attributable to the Royalty and making the monthly distributions to the Unit holders after deducting administrative expenses and any amounts necessary for cash reserves.

Income distributed to Unit holders through November 2001 was $80,126,202 or $1.719123 per Unit. Distributable income for the first 11 months of 2001 consisted of Royalty Income of $81,368,723 plus interest income of $165,676, less administrative expenses of $1,216,577, less cash reserves of $191,620. The Trust did not receive Royalty Income for December 2001, because revenues based on production during the month of October were less than expenses.

On December 31, 2001, BROG paid the Trust $250,000 as an offset against lease operating expenses chargeable to the Trust in connection with the settlement of litigation. The $250,000 and interest income of $840 received in December were not distributed to Unit holders, but were used to offset December administrative expenses and to establish a cash reserve.

In September 1988, the Trust was advised by Southland Royalty and its affiliate Meridian Oil, Inc. ("MOI"), both of which were subsidiaries of Burlington Resources, Inc., that they had initiated a drilling program in the San Juan Basin of northwestern New Mexico involving development of coal seam gas reserves on properties in which the Trust owns an interest. For more information on the coal seam drilling program and the related federal income tax credit associated with gas produced from coal seam wells drilled before January 1, 1993, please see the "Description of the Properties" section of this Annual Report.

On January 2, 1996, Southland Royalty was merged with and became a wholly owned subsidiary of MOI. Subsequent to the merger, MOI changed its name to Burlington Resources Oil & Gas Company LP.

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

Unit holders of record will continue to receive an individualized tax information letter for each of the quarters ending March 31, June 30 and September 30, 2002, and for the year ending December 31, 2002. Unit holders owning Units in nominee name may obtain monthly tax information from the Trustee upon request.

For readers' convenience, a glossary, which contains definitions, will be found on page four. Please visit our Web site at www.sjbrt.com to access news releases, reports, SEC filings and tax information.



Bank One, NA, Trustee

By: /s/ LEE ANN ANDERSON
Lee Ann Anderson
Vice President

                          [PHOTO OF OLD ROUTE 66 SIGN]

                                GLOSSARY OF TERMS


AGGREGATE MONTHLY DISTRIBUTION: An      NET ACRES OR WELLS: The interests
amount paid to Unit holders equal       of BROG in such acres or wells.
to the royalty income received by
the Trustee during a calendar month     NET OVERRIDING ROYALTY INTEREST: A
plus interest, less the general and     share of gross production from a
administrative expenses of the          property, measured by net profits
Trust, adjusted by any changes in       from operation of the property and
cash reserves.                          carved out of the working interest,
                                        i.e., a net profits interest.
BBL: Barrel, generally 42 U.S.
gallons measured at 60(degrees)F.       NET PROCEEDS: The excess of Gross
                                        Proceeds received by BROG during a
BCF: Billion cubic feet.                particular period over Production
                                        Costs for such period.
BROG: Burlington Resources Oil &
Gas Company LP.                         PAYADD: Completion in an existing
                                        well of additional productive
BTU: British thermal unit; the          zone(s) within a producing
amount of heat necessary to raise       formation.
the temperature of one pound of
water one degree Fahrenheit.            PRESENT VALUE OF ESTIMATED FUTURE
                                        NET REVENUES: The present value of
COAL SEAM WELL: A well completed to     the Estimated Future Net Revenues
a coal deposit found to contain and     computed using a discount rate of
emit natural gas.                       10%.

COMMINGLED WELL: A well which           PRODUCTION COSTS: Costs incurred on
produces from two or more               an accrual basis by BROG in
formations through a common well        operating the Underlying
casing and a single tubing string.      Properties, including both capital
                                        and non-capital costs and
CONVENTIONAL WELL: A well completed     including, for example, development
to a formation historically found       drilling, production and processing
to contain deposits of oil or gas       costs, applicable taxes and
(for example, in the San Juan           operating charges.
Basin, the Pictured Cliffs, Dakota
and Mesaverde formations) and           PROVED DEVELOPED RESERVES: Those
operated in the conventional            Proved Reserves which can be
manner.                                 expected to be recovered through
                                        existing wells with existing
DEPLETION: The exhaustion of a          equipment and operating methods.
petroleum reservoir; the reduction
in value of a wasting asset by          PROVED RESERVES: Those estimated
removing minerals; for tax              quantities of crude oil, natural
purposes, the removal and sale of       gas and natural gas liquids, which,
minerals from a mineral deposit.        upon analysis of geological and
                                        engineering data, appear with
DISTRIBUTABLE INCOME: An amount         reasonable certainty to be
paid to Unit holders equal to the       recoverable in the future from
royalty income received by the          known oil and gas reservoirs under
Trustee during a given period plus      existing economic and operating
interest, less the general and          conditions.
administrative expenses of the
Trust, adjusted by any changes in       PROVED UNDEVELOPED RESERVES: Those
cash reserves.                          Proved Reserves which are expected
                                        to be recovered from new wells on
DUAL COMPLETION: The completion of      undrilled acreage, or from existing
a well into two separate producing      wells where a relatively major
formations at different depths,         expenditure is required.
generally through one string of
pipe producing from one of the          RECAVITATED WELL: A coal seam well,
formations, inside of which is a        the production from which has been
smaller string of pipe producing        enhanced or extended by the
from the other formation.               enlargement of the cavity within
                                        the coal deposit to which the well
ESTIMATED FUTURE NET REVENUES: An       has been completed.
estimate computed by applying
current prices of oil and gas (with     RECOMPLETED WELL: A well completed
consideration of price changes only     by drilling a separate well-bore
to the extent provided by               from an existing casing in order to
contractual arrangements and            reach the same reservoir, or
allowed by federal regulation) to       re-drilling the same well bore to
estimated future production of          reach a new reservoir after
proved oil and gas reserves as of       production from the original
the date of the latest balance          reservoir has been abandoned.
sheet presented, less estimated
future expenditures (based on           ROYALTY: The principal asset of the
current costs) to be incurred in        Trust; the 75% net overriding
developing and producing the proved     royalty interest conveyed to the
reserves, and assuming continuation     Trust on November 3, 1980, by
of existing economic conditions;        Southland Royalty Company, the
sometimes referred to as "estimated     predecessor to BROG, which was
future net cash flows."                 carved out of the Underlying
                                        Interests.
GRANTOR TRUST: A trust (or portion
thereof) with respect to which the      ROYALTY INCOME: The monthly Net
grantor or an assignee of the           Proceeds attributable to the
grantor, rather than the trust, is      Royalty.
treated as the owner of the trust
properties and is taxed directly on     SECTION 29 TAX CREDIT: A federal
the trust income for Federal income     income tax credit available under
tax purposes under Sections 671         Section 29 of the Internal Revenue
through 679 of the Internal Revenue     Code for producing coal seam gas
Code.                                   (and other nonconventional fuels)
                                        from wells drilled prior to January
GROSS ACRES OR WELLS: The interests     1, 1993, to a formation beneath a
of all persons owning interests in      qualifying coal seam formation, and
such acres or wells.                    for production from wells drilled
                                        after December 31, 1979, but prior
GROSS PROCEEDS: The amount received     to January 1, 1993, which are later
by BROG (or any subsequent owner of     completed into such a formation.
the Underlying Interests) from the
sale of the production attributable     SPOT PRICE: The price paid for gas,
to such interests.                      oil or oil products sold under
                                        contracts for the purchase and sale
INFILL DRILLING: The drilling of        of such minerals on a short-term
wells intended to be completed to       basis.
proven reservoirs or formations,
sometimes occurring in conjunction      UNDERLYING INTERESTS: The working,
with regulatory approval for            royalty and other interests owned
increased density in the spacing of     by Southland Royalty Company, the
wells.                                  predecessor to BROG, in properties
                                        located in the San Juan Basin of
LEASE OPERATING EXPENSES: Expenses      northwest New Mexico, out of which
incurred in the operation of a          the Royalty was carved.
producing property as apportioned
among the several parties in            UNDERLYING PROPERTIES: The real
interest.                               property located in the San Juan
                                        Basin of northwestern New Mexico
MCF: 1,000 cubic feet; the standard     burdened by the Underlying
unit for measuring the volume of        Interests.
natural gas.
                                        UNITS OF BENEFICIAL INTEREST: The
MMBTU: One million British thermal      units of ownership of the Trust,
units.                                  equal to the number of shares of
                                        common stock of Southland Royalty
MULTIPLE COMPLETION WELL: A well        Company outstanding at the close of
which produces simultaneously           business on November 3, 1980.
through separate tubing strings
from two or more producing horizons     WORKING INTEREST: The operating
or alternatively from each.             interest under an oil and gas
                                        lease.

                          DESCRIPTION OF THE PROPERTIES

The principal asset of the Trust is a 75% net overriding royalty interest carved out of certain working, royalty and other interests owned by BROG (the "Underlying Interests") in properties located in the San Juan Basin, and more particularly in San Juan, Rio Arriba and Sandoval Counties of northwestern New Mexico (the "Underlying Properties"). The Underlying Properties contain 151,900 gross (119,000 net) producing acres and 3,305 gross (976 net) producing wells, including dual completions.

     The Underlying Properties have historically produced gas primarily from conventional wells drilled to three major formations: the Pictured Cliffs, the Mesaverde and the Dakota, ranging in depth from 1,500 to 8,000 feet. The characteristics of these reservoirs result in the wells having very long productive lives. A production index for oil and gas properties is the number of years derived by dividing remaining reserves by current production. Based upon the reserve report prepared by independent petroleum engineers as of December 31, 2001, the production index for the Underlying Properties is estimated to be approximately nine years. The production index is subject to change from year to year based on reserve revisions and production levels. Among the factors considered by engineers in estimating remaining reserves of natural gas is the current sales price for gas. As the sales price increases, the producer can justify expending higher lifting costs and therefore reasonably expect to recover more of the known reserves. Accordingly, as gas prices rise the production index increases and vice versa.

     In 1998, BROG announced that the New Mexico Oil Conservation Division approved plans for 80-acre infill drilling of the Mesaverde formation in the San Juan Basin. The Mesaverde formation was originally developed in the 1950s on 320-acre spacing, with infill drilling initiated in the early 1970s on 160-acre spacing. In 1994, BROG undertook an extensive study of the Mesaverde formation. Results indicated that downspaced drilling (infill drilling) on 80-acre spacing could significantly increase recoverable gas reserves in this reservoir. A pilot program began in 1997 and was expanded in 1998 to include two additional areas. In February 2002, BROG informed the Trust that the New Mexico Oil Conservation Division has approved plans for 80-acre infill drilling in the Dakota formation in the San Juan Basin.

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

     The process of removing coal seam gas is often referred to as degasification or desorption. Millions of years ago, natural gas was generated in the process of coal formation and adsorbed into the coal. Water later filled the natural fracture system. When the water is removed from the natural fracture system, reservoir pressure is lowered and the gas desorbs from the coal. The desorbed gas then flows through the fracture system and is produced at the well bore. The volume of formation water production typically declines with time and the gas production may increase for a period of time before starting to decline. In order to dispose of the formation water, surface facilities including pumping units are required, which results in the cost of a completed well being as much as $500,000. During 2001, these coal seam wells produced a total of approximately 12,150,000 MMBtu of gas from the Underlying Properties, which was sold at an average price of $3.15 per MMBtu.

     Production from coal seam wells drilled prior to January 1, 1993, qualifies for federal income tax credits through 2002. For 2001, the credit was approximately $1.08 per MMBtu. During 2001, potential Section 29 tax credits of approximately $.138766 per Unit were generated for Trust Unit holders from production from coal seam wells.

     BROG revised its 2001 capital budget estimate for the Underlying Properties upward from $30.2 million to $38.8 million. BROG's capital plan for the Underlying Properties for 2001 estimated 406 projects, including the drilling of 49 new wells operated by BROG. In 2001, BROG actually participated in 663 projects, including 61 new wells operated by BROG. BROG informed the Trust that the upward revision was due to the fact that service costs had been expected to increase approximately 10% in 2001 as compared to the prior year. However, BROG indicates that as a result of higher commodity prices in 2001 and a resulting increased demand for equipment and services, some costs actually increased in 2001 by as much as 40%. In addition, the Bureau of Land Management has undertaken an environmental impact study of the entire San Juan Basin such that new drilling activity located more than 300 feet from an existing road now requires an additional level of regulatory approval on a well-by-well basis. More regulatory approvals to drill were obtained in 2001 than expected, which resulted in an increase in drilling activity.

     The aggregate capital expenditures reported by BROG in calculating distributable income for 2001 include approximately $9,250,000 attributable to the capital budgets for 1999 and

                          DESCRIPTION OF THE PROPERTIES


2000. This occurs because projects within a given year's budget may extend into subsequent years, with capital expenditures attributable to those projects used in calculating distributable income to the Trust in those subsequent years. Further, BROG's accounting period for capital expenditures runs through November 30 of each calendar year, such that capital expenditures incurred in December of each year are actually accounted for as part of the following year's capital expenditures. Also, for wells not operated by BROG, BROG's share of capital expenditures may not actually be paid by it until the year or years after those expenses were incurred by the operator. Capital expenditures of approximately $27 million for 2001 budgeted projects were used in calculating distributable income in calendar year 2001, and approximately $7 million in capital expenditures have been used in calculating distributions for the first two months of 2002. Therefore, an additional approximately $4.8 million in capital expenditures for 2001 projects remains to be spent.

     During 2001, in calculating the net proceeds to the Trust, BROG deducted approximately $33 million of capital expenditures for projects, including drilling and completion of 92 gross (36.33 net) conventional wells, recompletion of 33 gross (18.18 net) conventional wells, 13 gross (2.85 net) miscellaneous capital projects, 3 gross (2.34 net) restimulations, 56 gross (8.40 net) conventional payadds, 10 gross (1.52 net) coal seam wells, 4 gross (1.61 net) coal seam well recompletions, 1 gross (.88 net) coal seam payadd, 6 gross (.04 net) coal seam recavitations and facilities maintenance. There were 100 gross (32.47 net) new conventional wells, 31 gross (13.47 net) conventional well recompletions, 2 gross (.87 net) miscellaneous conventional capital projects, 9 gross (3.17 net) conventional payadds, 15 gross (1.09 net) conventional restimulations, 12 gross (5.36 net) coal seam wells, 7 gross (4.11 net) coal seam recompletions, 2 gross (.02 net) coal seam restimulations and 6 gross (.29 net) miscellaneous coal seam capital projects in progress as of December 31, 2001.

     During 2000, in calculating the net proceeds to the Trust, BROG deducted approximately $25.6 million of capital expenditures for projects, including drilling and completion of 45 gross (25.45 net) conventional wells, recompletion of 15 gross (6.80 net) conventional wells, 12 gross (6.75 net) coal seam wells, 4 gross (.17 net) coal seam well recompletions, 41 gross (.24 net) coal seam recavitations, and facilities maintenance. There were 124 gross (36.15 net) new conventional wells, 59 gross (21.37 net) conventional well recompletions, 10 gross (2.14 net) coal seam wells, 12 gross (1.64 net) coal seam recompletions and 4 gross (.03 net) coal seam recavitations in progress as of December 31, 2000.

     BROG has informed the Trust that it has reduced its projections for capital expenditures for the Underlying Properties for 2002 from an estimated $17.1 million to an estimated $12.4 million. BROG anticipates the drilling of 43 new wells to be operated by BROG and 26 wells to be operated by third parties. Of the new BROG operated wells, 36 are projected to be conventional wells completed to the Pictured Cliffs, Mesaverde, and/or Dakota formations, and the remaining seven are projected as coal seam gas wells to be completed in the Fruitland Coal formation. BROG projects approximately $9.6 million to be spent on the new wells, and $2.8 million to be expended in working over existing wells and in the maintenance and improvement of production facilities.

     BROG has previously informed the Trust that increases in its capital program, particularly in 2000 and 2001, were designed to offset the natural decline in production from the Underlying Properties. BROG has reported favorable results in this effort in that natural gas production for calendar year 2001 averaged approximately 121 MMcf per day, as compared to average production of approximately 116 MMcf per day for calendar 2000 and 113 MMcf per day for calendar 1999.

     BROG indicates its budget for 2002 reflects continued, significant development of properties in which the Trust's net overriding royalty interest is relatively high, as well as a sustained focus on conventional formations, including infill drilling to the Mesaverde and Dakota formations, development of the Fruitland Coal formation and multiple formation completions.

     The Federal Energy Regulatory Commission is primarily responsible for federal regulation of natural gas. For a further discussion of gas pricing, gas purchasers, gas production and regulatory matters affecting gas production see
Item 2, "Properties," in the accompanying Form 10-K.

                        TRUSTEE'S DISCUSSION AND ANALYSIS

     Distributable income consists of Royalty Income plus interest, less the general and administrative expenses of the Trust and any changes in cash reserves established by the Trustee. For the year ended December 31, 2001, Distributable Income increased to $80,126,202 from $59,188,932 distributed in 2000. The increase was primarily attributable to higher gas and oil prices.

     Included in the 2000 Distributable Income was a payment by BROG to the Trust of $3,490,000. In June 2000, the Trust and BROG entered into a partial settlement of a claim relating to a gas imbalance. A gas imbalance occurs when more than one party is entitled to the economic benefit of the production of natural gas, but the gas is sold for the account of less than all the parties. Under the terms of the partial settlement, BROG paid the Trust $3,490,000 to settle the imbalance insofar as it relates to some of the wells located on the subject properties. BROG has indicated that the remainder of the imbalance is to be addressed through volume adjustments whereby the Trust's net overriding royalty interest will be applied to 50% of the overproduced parties' interest on a monthly basis, until the imbalance is corrected. The Trust is in communication with BROG in order to determine the estimated value of the volume adjustments and the time during which the remainder of the imbalance will be corrected.

     Interest income increased from $148,513 in 2000 to $165,676 in 2001, primarily due to increased funds available to invest.

     Total gas and oil production from the Underlying Properties for the five years ended December 31, 2001, were as follows:


                     2001         2000         1999         1998         1997
                  ----------   ----------   ----------   ----------   ----------
Gas - Mcf         42,960,149   42,220,260   39,940,175   41,507,353   41,948,567
Mcf per Day          117,699      115,356      109,425      113,719      114,928
Oil-Bbls              92,413       97,330       72,223       81,888       89,492
Bbls per Day             253          266          198          224          245

     Since the oil and gas sales attributable to the Royalty are based on an allocation formula dependent on such factors as price and cost, including capital expenditures, the aggregate sales amounts from the Underlying Properties may not provide a meaningful comparison to sales attributable to the Royalty.

     Royalty Income for the calendar year is associated with actual gas and oil production during the period from November of the preceding year through October of the current year. Gas and oil sales attributable to the Royalty for the past five years are summarized in the following table:


                              2001           2000           1999            1998          1997
                          ------------   ------------   ------------   ------------   ------------
Gas - Mcf                   19,272,021     20,317,750     19,527,666     18,904,906     24,236,419
Average Price (per Mcf)   $       4.61   $       2.99   $       1.78   $       1.75   $       2.21
Oil - Bbls                      42,056         47,441         35,341         37,067         50,860
Average Price (per Bbl)   $      24.99   $      24.66   $      14.41   $      13.55   $      19.35

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

     Royalty Income for the five years ended December 31, 2001, was determined as shown in the following table:


                              2001             2000           1999              1998            1997
                           ------------    ------------    ------------     ------------    ------------
GROSS PROCEEDS FROM
THE UNDERLYING PROPERTIES:
Gas                        $169,052,231    $124,902,689    $ 69,928,312     $ 71,247,501    $ 91,495,060
Oil                           2,233,071       2,409,158       1,028,862        1,088,228       1,728,296
Other                               -0-       4,653,333       1,189,996              -0-             -0-
                           ------------    ------------    ------------     ------------    ------------
       Total               $171,285,302    $131,965,180    $ 72,147,170     $ 72,335,729    $ 93,223,356
                           ============    ============    ============     ============    ============

LESS PRODUCTION COSTS:
Capital Costs                32,999,973      25,575,657      10,556,159       12,828,300       7,231,696
Severance Tax - Gas          16,687,074      12,059,286       7,180,973        7,341,098       8,989,202
Severance Tax - Oil             202,113         234,462         106,335          117,454         167,844
Other                            55,000         129,161         (95,445)          66,892          61,832
Lease Operating Expenses     15,109,139      13,906,916      10,896,526       11,558,172      10,776,145
                           ------------    ------------    ------------     ------------    ------------
         Total               65,053,299      51,905,482      28,644,548       31,911,916      27,226,719
                           ------------    ------------    ------------     ------------    ------------
Excess Production Costs       2,259,628             -0-             -0-              -0-             -0-
Net Profits                 108,491,631      80,059,698      43,502,622       40,423,813      65,996,637
Royalty Percentage                   75%             75%             75%              75%             75%
Royalty Income             $ 81,368,723    $ 60,044,773    $ 32,626,966     $ 30,317,860    $ 49,497,479
                           ============    ============    ============     ============    ============

     Under the terms of the June 2000 partial settlement of a claim relating to the gas imbalance discussed above, BROG paid the Trust 75% of the gross proceeds of $4,653,333 or $3,490,000, to settle the imbalance insofar as it relates to some of the wells located on subject properties.

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

     Based on its 1999 year-end review, BROG determined that it had undercharged the Trust for both capital expenditures and lease operating charges related to properties burdened by the Trust but not operated by BROG. In April and May of 2000, BROG passed through to the Trust additional charges of $652,303 in capital expenditures and $1,689,509 in lease operating charges related to the undercharged non-operated properties. The Trust's consultants have reviewed BROG's cost reporting data and confirmed that these additional charges were appropriate.

     Operating expenses for 1997 through 2001 include the impact of the receipt of $250,000 from BROG as an offset to lease operating expense in connection with the settlement of the litigation described in Note 5 to the accompanying Financial Statements. The final $250,000 offset was made in December 2001. Excluding the impact of the offset, monthly operating costs in 2001 averaged approximately $1,242,247, which is higher than the $1,186,356 average in 2000. The increase in capital costs incurred by BROG on the Underlying Properties commencing during the year ended December 31, 1998, was primarily attributable to increased drilling activity. For additional information on capital expenditures, see "Description of the Properties."

                  RESULTS OF THE 4TH QUARTERS OF 2001 and 2000


     Distributable income for the three months ended December 31, 2001, totaled $2,898,013 ($.062177 per Unit) as compared to $16,456,141 ($.353069 per Unit)
for the quarter ended December 31, 2000. The amount distributed in the fourth quarter of 2001 was lower than that of 2000 primarily because of lower average gas and oil prices and capital costs incurred in the fourth quarter of 2001. The Trust did not receive Royalty Income for December 2001 because revenues based on production during the month of October 2001 were less than expenses.

     Royalty Income of the Trust for the fourth quarter is associated with actual gas and oil production during August through October of each year. Gas and oil sales for the quarters ended December 31, 2001 and 2000 were as follows:


UNDERLYING PROPERTIES                   2001         2000
---------------------                ----------   ----------
Gas - Mcf                            10,248,195   10,286,975
   Average Price (per Mcf)           $     1.87   $     3.81
Oil - Bbls                               21,018       24,405
   Average Price (per Bbl)           $    20.88   $    28.18


ATTRIBUTABLE TO THE ROYALTY
Gas - Mcf                             1,483,888    4,609,306
Oil - Bbls                                2,792       10,955

     The average price of gas and oil decreased in the fourth quarter of 2001 compared to 2000. The price per barrel of oil during the fourth quarter of 2001 was $7.30 per Bbl lower than that received in the fourth quarter of 2000 due to decreases in oil prices in world markets generally, including the posted price applicable to the Royalty. Gas production from the Underlying Properties was essentially stable. During the fourth quarter of 2001, coal seam production from the Underlying Properties averaged 961,310 Mcf per month compared to 1,112,153 Mcf per month during the fourth quarter of 2000.

     Capital costs for the fourth quarter of 2001 totaled $11,528,106 compared to $11,219,202 during the same period of 2000. The increase was primarily due to the timing of the receipt and payment of continued drilling activity expenses in the fourth quarter of 2001. Lease operating expenses for the fourth quarter of 2001 averaged $1,411,550 per month compared to $1,094,682 per month in the fourth quarter of 2000.



                                      [MAP]

                          SAN JUAN BASIN ROYALTY TRUST

Statements of Assets, Liabilities and Trust Corpus
December 31, 2001 and 2000
--------------------------------------------------------------------------------

ASSETS                                                            2001                  2000
                                                             ---------------       ---------------
Cash and Short-term Investments                              $       191,620       $     6,972,892
Net Overriding Royalty Interests in Producing
        Oil and Gas Properties - Net                              37,859,749            40,686,854
                                                             ---------------       ---------------
                                                             $    38,051,369       $    47,659,746
                                                             ===============       ===============

LIABILITIES AND TRUST CORPUS

Distribution Payable to Unit Holders                         $           -0-       $     6,972,892
Cash Reserves                                                        191,620                   -0-
Trust Corpus - 46,608,796 Units of Beneficial Interest
        Authorized and Outstanding                                37,859,749            40,686,854
                                                             ---------------       ---------------
                                                             $    38,051,369       $    47,659,746
                                                             ===============       ===============


Statements of Distributable Income
for the Three Years Ended December 31, 2001
--------------------------------------------------------------------------------

                                                          2001              2000               1999
                                                       -----------       -----------       -----------
Royalty Income                                         $81,368,723       $60,044,773       $32,626,966
Interest Income                                            165,676           148,513            65,029
                                                       -----------       -----------       -----------
                                                        81,534,399        60,193,286        32,691,995
Expenditures - General and Administrative                1,216,577         1,004,354           896,328
Change in Cash Reserves                                    191,620               -0-               -0-
                                                       -----------       -----------       -----------
Distributable Income                                   $80,126,202       $59,188,932       $31,795,667
                                                       ===========       ===========       ===========
Distributable Income Per Unit (46,608,796 units)       $  1.719123       $  1.269909       $   .682182
                                                       ===========       ===========       ===========



Statements of Changes in Trust Corpus
for the Three Years Ended December 31, 2001
--------------------------------------------------------------------------------

                                                          2001                2000                 1999
                                                      ------------        ------------        ------------
Trust Corpus, Beginning of Period                     $ 40,686,854        $ 45,186,199        $ 51,088,020
Amortization of Net Overriding Royalty Interest         (2,827,105)         (4,499,345)         (5,901,821)
Distributable Income                                    80,126,202          59,188,932          31,795,667
Distribution Declared                                  (80,126,202)        (59,188,932)        (31,795,667)
                                                      ============        ============        ============
Trust Corpus, End of Period                           $ 37,859,749        $ 40,686,854        $ 45,186,199
                                                      ============        ============        ============


The accompanying Notes to Financial Statements are an integral part of these statements.

                                   [PICTURE]

                                   [NEW PHOTO]

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

         The initial carrying value of the Royalty ($133,275,528) represented Southland's historical net book value at the date of the transfer of the Trust. Accumulated amortization as of December 31, 2001 and 2000 aggregated $95,415,779 and $92,588,674, respectively.

3. BASIS OF ACCOUNTING

The financial statements of the Trust are prepared on the following basis:

      o Royalty income recorded for a month is the amount computed and paid by the working interest owner, Burlington Resources Oil & Gas Company LP ("BROG"), to the Trustee for the Trust. Royalty income consists of the amounts received by the owner of the interest burdened by the net overriding royalty interest from the sale of production less accrued production costs, development and drilling costs, applicable taxes, operating charges, and other costs and deductions, multiplied by 75%.

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

         The Trust began receiving royalty income from coal seam gas wells in 1989. Under Section 29 of the Internal Revenue Code, coal seam gas production from wells drilled prior to January 1, 1993 (including certain wells recompleted in coal seam formations thereafter), generally qualifies for the federal income tax credit for producing non-conventional fuels if such production and the sale thereof occurs before January 1, 2003. For 2001, this tax credit will be approximately $1.08 per MMBtu. The Trust also receives production from wells producing from a tight sands formation. These wells must have been drilled after November 5, 1990, or must have been committed or dedicated to interstate commerce (as defined in Section 2(18) of the Natural Gas Policy Act as in effect November 5, 1990) as of April 20, 1977. This credit is not adjusted for inflation, so the credit remains fixed at .517241 per MMBtu. For qualifying production of the Trust, each Unit holder must determine from the tax information he receives from the Trust his pro rata share of qualifying production of the Trust, based upon the number of Units owned during each month of the year and the amount of available credit per MMBtu for the year, and apply the tax credit against his own income tax liability; but such credit may not reduce his regular liability (after the foreign tax credit and certain other nonrefundable credits) below his tentative minimum tax. Section 29 also provides that any amount of Section 29 credit disallowed for the tax year solely because of this limitation will increase his credit for prior year minimum tax liability, which may be carried forward indefinitely as a credit against the taxpayer's regular tax liability, subject, however, to the limitations described in the preceding sentence. There is no provision for the carryback or carryforward of the Section 29 credit in any other circumstances.

         The Trustee is provided summary Section 29 tax credit information related to Trust properties by BROG, which information is then passed along to the Unit holders. In 1999, the U.S. Court of Appeals for the 10th Circuit upheld the position of the Internal Revenue Service and the Tax Court that nonconventional fuel such as coal seam gas does not qualify for the Section 29 credit unless the producer has received an appropriate well category determination from the Federal Energy Regulatory Commission ("FERC"). The FERC's certification authority expired effective January 1, 1993. However, on July 14, 2000, the FERC issued a final ruling amending its regulations to reinstate certain regulations involving well category determinations for all wells and tight formation areas that could qualify for the Section 29 tax credit. BROG has informed the Trustee that it has identified approximately 250 wells as non-certified. Of those, BROG has determined that six do not qualify for the
Section 29 tax credit. BROG has applied to the FERC for certification of the approximately 100 qualified wells operated by it, and is in communication with the operators of the remaining qualified wells to encourage the filing by those operators of applications for certification. The classification of the Trust's income for purposes of the passive loss rules may be important to a Unit holder. As a result of the Tax Reform Act of 1986, royalty income will generally be treated as portfolio income and will not reduce passive losses.

5. LITIGATION SETTLEMENT

On June 4, 1992, the Trustee filed suit (the "Litigation") against Meridian Oil, Inc. ("MOI") and Southland in New Mexico. The principal asset of the Trust consists of a 75% net overriding royalty interest carved out of the Underlying Interests. MOI and Southland were the operators of the Underlying Properties. On January 2, 1996, Southland was merged with and became a wholly owned subsidiary of MOI. Subsequent to the merger, MOI changed its name to Burlington Resources Oil & Gas Company LP ("BROG").

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

                          SAN JUAN BASIN ROYALTY TRUST

         On September 4, 1996, the Trustee announced the settlement of the Litigation. The Litigation was dismissed on September 12, 1996. BROG denied and continues to deny the allegations made against it in the Litigation, but the parties agreed to settle the Litigation as outlined herein.

         BROG agreed (i) to pay $19,750,000 in cash plus interest earning thereon from September 5, 1996, in settlement of underpayment of royalty claims of the Trust; and (ii) commencing in 1997, to credit the Trust with $250,000 per year for five years as an offset against lease operating expenses chargeable to the Trust. BROG also agreed to make certain adjustments that represent cost reductions favorable to the Trust in the ongoing charges for coal seam gas gathering and treating on BROG's Val Verde system. Additionally, the Trustee and BROG established a formal protocol that will provide the Trustee and its representatives improved access to BROG's books and records applicable to the Underlying Properties.

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

6. CERTAIN CONTRACTS

Effective January 1, 1998, all volumes of gas subject to the Royalty (the "Trust gas") became subject to the terms of a Natural Gas Sales and Purchase Contract between BROG and El Paso Energy Marketing Company ("El Paso"). That contract was for a term of two years through and including December 31, 1999, and provided for the sale of Trust gas at prices which fluctuated in accordance with published indices for gas sold in the San Juan Basin of New Mexico. BROG entered into the contract with El Paso after soliciting and receiving competitive bids in late 1997 from six major gas marketing firms to market and/or pur chase the Trust gas. BROG entered into a contract dated November 10, 1999, for the sale of all volumes of Trust gas to Duke Energy and Marketing L.L.C. That contract, as amended, provides for delivery of gas at various delivery points over a period commencing January 1, 2000, and ending March 31, 2002, and provides for the sale of Trust gas at prices which fluctuate in accordance with published indices for gas sold in the San Juan Basin of New Mexico. BROG has distributed requests for proposal to 27 potential bidders with a view toward entering into one or more contracts for the sale of the Trust gas for the period commencing April 1, 2002, through March 31, 2004.

         Confidentiality agreements with purchasers of gas produced from the Underlying Properties prohibit public disclosure of certain terms and conditions of gas sales contracts with those entities, including specific pricing terms, gas receipt points, etc. Such disclosure could compromise the ability to compete effectively in the marketplace for the sale of gas produced from the Under-lying Properties.

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

8. PRIOR PERIOD ADJUSTMENTS

Based on its year-end review, BROG has determined that since January of 1999, BROG has undercharged the Trust for both capital expenditures and lease operating charges related to properties burdened by the Trust but not operated by BROG. In April and May of 2000, BROG passed through to the Trust additional charges of $652,303 in capital expenditures and $1,689,509 in lease operating charges related to the under-charged non-operated properties. The Trust's consultants have reviewed BROG's cost reporting data and confirmed that the pass-through of these additional charges was appropriate.

                          SAN JUAN BASIN ROYALTY TRUST


9. COMMITMENTS AND CONTINGENCIES

Excess production costs of $2,259,628 were incurred by BROG in December 2001, due primarily to capital costs. Of the total, $1,694,721 is attributable to the Trust and may be recovered from future gross proceeds by BROG from the Underlying Properties before making any further royalty payments to the Trust. The total was recovered by BROG in February 2002 and the Trust received a royalty payment that month.

10. SIGNIFICANT CUSTOMERS

Information as to significant purchasers of oil and gas production attributable to the Trust's economic interests is included in Note 6 above.

11. PROVED OIL AND GAS RESERVED (UNAUDITED)

Proved oil and gas reserve information is included in Item 2 of the Trust's annual report on Form 10-K which is included in this report.

12. QUARTERLY SCHEDULE OF DISTRIBUTABLE INCOME (UNAUDITED)

The following is a summary of the unaudited quarterly schedule of distributable income for the two years ended December 31, 2001 (in thousands, except unit amounts):


                                                                             Distributable
                                                                              Income and
                                          Royalty         Distributable      Distribution
                                           Income            Income            Per Unit
                                        ------------       ------------       ------------
2001
----------
First Quarter                           $     37,490       $     37,262       $    .799474
Second Quarter                                26,586             26,251            .563215
Third Quarter                                 13,972             13,715            .294257
Fourth Quarter                                 3,321              2,898            .062177
                                        ------------       ------------       ------------
       Total                            $     81,369       $     80,126       $   1.719123
                                        ============       ============       ============

2000
----
First Quarter                           $     10,077       $      9,889       $    .212160
Second Quarter                                13,609             13,193            .283054
Third Quarter                                 19,747             19,651            .421626
Fourth Quarter                                16,612             16,456            .353069
                                        ------------       ------------       ------------
       Total                            $     60,045       $     59,189       $   1.269909
                                        ============       ============       ============


                          INDEPENDENT AUDITOR'S REPORT

Bank One, NA as Trustee for the San Juan Basin Royalty Trust:

         We have audited the accompanying statement of assets, liabilities and trust corpus of the San Juan Basin Royalty Trust as of December 31, 2001, and the related statement of distributable income and changes in trust corpus for the year then ended. These financial statements are the responsibility of the Trustee. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         As described in Note 3 to the financial statements, these financial statements were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than U. S. generally accepted accounting principles.

         In our opinion, such financial statements present fairly, in all material respects, the assets, liabilities and trust corpus of the San Juan Basin Royalty Trust as of December 31, 2001, and the distributable income and changes in trust corpus for the year then ended, on the basis of accounting described in Note 3 to the financial statements.



Weaver and Tidwell, LLP
Fort Worth, Texas

March 25, 2002

INDEPENDENT AUDITORS' REPORT


Bank One, NA as Trustee for the
   San Juan Basin Royalty Trust

We have audited the accompanying statement of assets, liabilities and trust corpus of the San Juan Basin Royalty Trust ("Trust") as of December 31, 2000, and the related statements of distributable income and changes in trust corpus for each of the two years ended December 31, 2000. These financial statements are the responsibility of the Trustee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 3 to the financial statements, these financial statements were prepared on a modified cash basis, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, such financial statements present fairly, in all material respects, the assets, liabilities and trust corpus of the San Juan Basin Royalty Trust as of December 31, 2000, and the distributable income and changes in trust corpus for each of the two years ended December 31, 2000, on the basis of accounting described in Note 3.




DELOITTE & TOUCHE LLP

Fort Worth, Texas
March 23, 2001

SAN JUAN BASIN ROYALTY TRUST

Bank One, NA, Trustee
Post Office Box 2604, TX1-1306
Fort Worth, Texas 76113
817-884-4630
www.sjbrt.com
sjbrt@bankone.com


AUDITORS

Weaver and Tidwell, LLP
Fort Worth, Texas


LEGAL COUNSEL

Vinson & Elkins, L.L.P.
Dallas, Texas

TAX COUNSEL

Winstead Sechrest & Minick, P.C.
Houston, Texas

TRANSFER AGENT

Computershare Investor Services
Transfer Services
P.O. Box A3480
Chicago, Illinois 60690-3480

For questions about distribution
checks, address changes and transfer
procedures, call 312-360-5154.