Form 10-K, Exhibit 13
period 2002-12-31
SAN JUAN BASIN ROYALTY TRUST
filed 2003-03-27
CIK 319655

                                                                      EXHIBIT 13

                                      SJT



                          SAN JUAN BASIN ROYALTY TRUST

                         ANNUAL REPORT & FORM 10K 2002

                                   [PICTURE]

                                    THE TRUST

The principal asset of the San Juan Basin Royalty Trust (the "Trust") consists of a 75% net overriding royalty interest carved out of certain oil and gas leasehold and royalty interests (the "Underlying Interests") in properties located in the San Juan Basin of northwestern New Mexico.

UNITS OF BENEFICIAL INTEREST

The units of beneficial interest of the Trust ("Units") are traded on the New York Stock Exchange under the symbol "SJT." At March 24, 2003, the latest practicable date, the sale price of a Unit was $14.70. From January 1, 2001, to December 31, 2002, quarterly high and low closing sales prices and the aggregate amount of monthly distributions per Unit paid each quarter were as follows:

                                                          Distributions
2002                                High           Low         Paid
----                                ----           ---    -------------
First Quarter ................     $11.9000     $ 9.2500    $ .075673
Second Quarter ...............      12.2300      10.4900      .193414
Third Quarter ................      11.8800       9.7000      .263820
Fourth Quarter ...............      13.9000      11.7000      .248447
                                                            ---------
   Total for 2002 ............                              $ .781354
                                                            =========

2001
First Quarter ................     $16.1300     $12.3125    $ .799474
Second Quarter ...............      17.9800      12.4000      .563215
Third Quarter ................      14.0000      10.0800      .294257
Fourth Quarter ...............      11.5100       9.3000      .062177
                                                            ---------
   Total for 2002 ............                              $1.719123
                                                            =========

At March 14, 2003, 46,608,796 Units outstanding were held by 1,972 Unit holders of record. The following table presents information relating to the distribution of ownership Units:

                                                                            Number of
Type of Unit Holders                                                       Unit Holders   Units Held
--------------------                                                       ------------   ----------
Individuals, Individual Retirement Accounts, Joint Holders and Minors .....    1,735      2,150,801
Fiduciaries ...............................................................      187        528,484
Associations or Societies .................................................        8         89,335
Banks .....................................................................        5         13,560
Brokers, Dealers and Nominees .............................................        1     43,498,794
Corporations and Partnerships .............................................       30        326,833
Government Bodies .........................................................        6            989
                                                                               -----     ----------
   Total ..................................................................    1,972     46,608,796
                                                                               =====     ==========

                                   [PICTURE]

                                TO UNIT HOLDERS

We are pleased to present the 2002 Annual Report of the San Juan Basin Royalty Trust. The report includes a copy of the Trust's Annual Report on Form 10-K to the Securities and Exchange Commission for the year ended December 31, 2002, without exhibits. The Form 10-K contains important information concerning the Underlying Interests, defined below, including the oil and gas reserves attributable to the net overriding royalty interest owned by the Trust (the "Royalty"). Production figures provided in this letter and in the Trustee's Discussion and Analysis are based on information provided by Burlington Resources Oil & Gas Company LP ("BROG").

The Trust was established in November 1980 by Southland Royalty Company ("Southland Royalty"). Pursuant to the Indenture that governs the operations of the Trust, Southland Royalty conveyed to the Trust a 75% net overriding royalty interest (equivalent to a net profits interest) carved out of Southland's oil and gas leasehold and royalty interests in properties in the San Juan Basin of northwestern New Mexico. The Royalty is the principal asset of the Trust.

Under the Trust Indenture, TexasBank (successor trustee) as Trustee, has the primary function of collecting monthly net proceeds ("Royalty Income") attributable to the Royalty and making the monthly distributions to the Unit holders after deducting administrative expenses and any amounts necessary for cash reserves.

Income distributed to Unit holders from February through December 2002 was $36,417,967 or $0.781354 per Unit. Distributable income for 11 months of 2002 consisted of Royalty Income of $38,053,281 plus interest income of $16,112, less administrative expenses of $1,728,187, plus a reduction in cash reserves of $76,761. The Trustee did not receive royalty income for January 2002 because revenues based on production during the month of November 2001 were less than expenses. Interest income of $150 received in January was added to cash reserves.

On January 2, 1996, Southland Royalty was merged with and became a wholly owned subsidiary of Meridian Oil, Inc. Subsequent to the merger, Meridian changed its name to Burlington Resources Oil & Gas Company LP.

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

Unit holders should consult their tax advisors for further information. Unit holders of record will continue to receive an individualized tax information letter for each of the quarters ending March 31, June 30 and September 30, 2003, and for the year ending December 31, 2003. Unit holders owning Units in nominee name may obtain monthly tax information from the Trustee upon request.

For readers' convenience, a glossary, which contains definitions, can be found on the inside back cover. Please visit our Web site at www.sjbrt.com to access news releases, reports, SEC filings and tax information.

TexasBank, Trustee

By: /s/ Lee Ann Anderson
Lee Ann Anderson
Vice President and Trust Officer

                                   [PICTURE]

If you can't stand the heat, well, maybe you're not a real chile chomper. Fieriness is rated by Scoville Units, named for the pharmacist who first measured Capsicum, the chemical in peppers that translates to heat. From mild Poblanos to scorching Habaneros, Pequins or Thai peppers, there's a variety of Capsicum for every taste. A rule of thumb: The smaller the chile, the hotter the bite. Mouth on fire? Try milk or ice cream -- not water or soda -- to douse the flames.

                                   [PICTURE]

Since the Spanish first planted chiles in the fertile Rio Grande valley in the early 1600s, locals have touted their medicinal as well as culinary properties. It seems the same chemical responsible for bringing tears to a chile eater's eyes has equally impressive powers to heal. That's why many a hangover has been tempered by menudo, a zesty soup made from beef tripe and pig's foot. And why dipping into a pungent salsa is a sure-fire way to clear a stuffy head -- or at least make the sufferer temporarily forget about it.

                         DESCRIPTION OF THE PROPERTIES

The principal asset of the Trust is a 75% net overriding royalty interest carved out of certain working, royalty and other interests owned by BROG (the "Underlying Interests") in properties located in the San Juan Basin, and more particularly in San Juan, Rio Arriba and Sandoval Counties of northwestern New Mexico (the "Underlying Properties"). The Underlying Properties contain 151,900 gross (119,000 net) producing acres and 3,738 gross (1,135 net) producing wells, including dual completions.

     The Underlying Properties have historically produced gas primarily from conventional wells drilled to three major formations: the Pictured Cliffs, the Mesaverde and the Dakota, ranging in depth from 1,500 to 8,000 feet. The characteristics of these reservoirs result in the wells having very long productive lives. A production index for oil and gas properties is the number of years derived by dividing remaining reserves by current production. Based upon the reserve report prepared by the Trust's independent petroleum engineers as of December 31, 2002, the production index for the San Juan Basin properties is estimated to be approximately 9.47 years. The production index is subject to change from year to year based on reserve revisions and production levels. Among the factors considered by the Trust's engineers in estimating remaining reserves of natural gas is the current sales price for gas. As the sales price increases, the producer can justify expending higher lifting costs and therefore reasonably expect to recover more of the known reserves. Accordingly, as gas prices rise, the production index increases and vice versa.

     In February 2002, BROG informed the Trust that the New Mexico Oil Conservation Division (the "OCD") had approved plans for 80-acre infill drilling of the Dakota formation in the San Juan Basin. In October 2002, the OCD approved a reduction from 320- to 160-acre spacing for those portions of the Fruitland Coal formation where wells typically produce less than two MMcf per day. The OCD has asked BROG and other interested parties to study over the next year whether the change in spacing requirements should be expanded to cover other portions of that reservoir.

     The process of removing coal seam gas is often referred to as degasification or desorption. Millions of years ago, natural gas was generated in the process of coal formation and absorbed into the coal. Water later filled the natural fracture system. When the water is removed from the natural fracture system, reservoir pressure is lowered and the gas desorbs from the coal. The desorbed gas then flows through the fracture system and is produced at the well bore. The volume of formation water production typically declines with time and the gas production may increase for a period of time before starting to decline. In order to dispose of the formation water, surface facilities including pumping units are required, which results in the cost of a completed well being as much as $500,000. During 2002, these coal seam wells produced a total of approximately 11,133,332 MMBtu of gas from the Underlying Properties, which was sold at an average price of $2.07 per MMBtu.

     Production from coal seam wells drilled prior to January 1, 1993, qualifies for federal income tax credits through 2002. Thus, under current law, coal seam gas production after December 31, 2002, will not qualify for the Section 29 credit. For 2001, the credit was approximately $1.08 per MMBtu. For 2002, the amount of the credit will be determined by the Treasury Department no later than April 1, 2003, and, based on historical trends, is expected to approximate (within a 2-3% range) the 2001 credit. During 2001, potential Section 29 tax credits of approximately $.117920 per Unit were generated for Unit holders from production from coal seam wells.

     In February 2002, BROG announced an estimated capital budget for the Underlying Properties of $17.1 million. During the year the estimate was initially reduced to $12.4 million and ultimately increased to $19.0 million. BROG's capital plan for the Underlying Properties for 2002 estimated 397 projects, including the drilling of 54 new wells operated by BROG and 26 wells operated by third parties. In 2002, BROG actually participated in 339 projects, including 41 new wells operated by BROG and 12 wells operated by third parties. BROG reported that the swings in the budget estimates related in large part to whether and when BROG was successful in obtaining the necessary governmental and landowner approvals to drill on a well-by-well basis.

     The aggregate capital expenditures reported by BROG in calculating distributable income for 2002 include approximately $10.1 million attributable to the capital budgets for prior years. This occurs because projects within a given year's budget may extend into subsequent years, with capital expenditures attributable to those projects used in calculating distributable income to the Trust in those subsequent years. Further, BROG's accounting period for capital expenditures runs through November 30 of each calendar year, such that capital expenditures incurred in December of each year are actually accounted for as part of the following year's capital expenditures. Also, for wells not operated by BROG, BROG's share of capital expenditures may not actually be paid by it until the year or years after those expenses were incurred by the operator. Capital expenditures of approximately $11.4 million for 2002 budgeted projects were used in calculating distributable income in calendar year 2002, and approximately

                         DESCRIPTION OF THE PROPERTIES

$3.6 million in capital expenditures was used in calculating distributions for the first three months of 2003. Therefore, an additional approximately $4.0 million in capital expenditures for 2002 projects remains to be spent.

     During 2002, in calculating the net proceeds to the Trust, BROG deducted approximately $21.5 million of capital expenditures for projects, including drilling and completion of 98 gross (30.05 net) conventional wells, recompletion of 36 gross (14.44 net) conventional wells, 13 gross (2.21 net) miscellaneous capital projects, 1 gross (.82 net) restimulation, 1 gross (.05 net) payadd, 16 gross (5.42 net) coal seam wells, 11 gross (1.45 net) miscellaneous coal seam capital projects, 14 gross (5.77 net) coal seam recompletions, 5 gross (.98 net) coal seam recavitations, 3 gross (.01 net) coal seam restimulations and facilities maintenance. There were 61 gross (24.49 net) new conventional wells, 20 gross (4.69 net) conventional well recompletions, 65 gross (19.82 net) miscellaneous conventional capital projects, 4 gross (1.41 net) coal seam wells, 2 gross (.99 net) coal seam recompletions, and 5 gross (1.72 net) miscellaneous coal seam capital projects in progress as of December 31, 2002.

     During 2001, in calculating the net proceeds to the Trust, BROG deducted approximately $33 million of capital expenditures for projects, including drilling and completion of 92 gross (36.33 net) conventional wells, recompletion of 33 gross (18.18 net) conventional wells, 13 gross (2.85) net miscellaneous capital projects, 3 gross (2.34 net) restimulations, 56 gross (8.40 net) conventional payadds, 10 gross (1.52 net) coal seam wells, 4 gross (1.61 net) coal seam recompletions, 1 gross (.88 net) coal seam payadd, 6 gross (.04 net) coal seam recavitations and facilities maintenance. There were 100 gross (32.47 net) new conventional wells, 31 gross (13.47 net) conventional well recompletions, 2 gross (.87 net) miscellaneous conventional capital projects, 9 gross (3.17 net) conventional payadds, 15 gross (1.09 net) conventional restimulations, 12 gross (5.36 net) coal seam wells, 7 gross (4.11 net) coal seam recompletions, 2 gross (.02 net) coal seam restimulations and 6 gross (.29 net) miscellaneous coal seam capital projectsin progress as of December 31, 2001.

     For 2003, BROG's announced plan for the Underlying Properties includes 351 projects at an aggregate cost of $14.1 million. Approximately $10.6 million of that budgetis allocable to new wells, with approximately 41% of those wells projected to be drilled to formations producing coal seam gas as distinguished from conventional gas. BROG reports that based on its actual capital requirements, its mix of projects and swings in the price of natural gas, the actual capital expenditures for 2003 could range from $10 million to $22 million. In August 2002, the New Mexico Oil Conservation Division approved reduced, 160-acre spacing in selected portions of the Fruitland Coal formation. BROG has indicated that, principally as a result of that decision, its budget for 2003 reflects a focus on the Fruitland Coal formation.

     BROG has previously informed the Trust that increases in its capital program, particularly in 2000 and 2001, were designed to offset the natural decline in production from the Underlying Properties. BROG has reported favorable results in this effort in that natural gas production for calendar year 2002 averaged approximately 127 MMcf per day, as compared to average production of approximately 121 MMcf per day for calendar 2001 and 116 MMcf per day for calendar 2000.

     BROG indicates its budget for 2003 reflects continued significant development of properties in which the Trust's net overriding royalty interest is relatively high, sustained focus on conventional formations, including infill drilling to the Mesaverde and Dakota formations, development of the Fruitland Coal formation and multiple formation completions.

     The Federal Energy Regulatory Commission is primarily responsible for federal regulation of natural gas. For a further discussion of gas pricing, gas purchasers, gas production and regulatory matters affecting gas production see
Item 2, "Properties," in the accompanying Form 10-K.


                                    [GRAPH]

                       TRUSTEE'S DISCUSSION AND ANALYSIS

Distributable Income consists of Royalty Income plus interest, less the general and administrative expenses of the Trust and any changes in cash reserves established by the Trustee. For the year ended December 31, 2002, Distributable Income decreased to $36,417,967 from $80,126,202 distributed in 2001. The decrease was primarily attributable to lower gas and oil prices and to the loss of the Val Verde Credit (as defined and described below), offset in part by the effect of audit exceptions identified by the Trust's joint interest auditors and granted and paid by BROG in the third quarter.

     Interest income decreased from $165,676 in 2001 to $16,112 in 2002, primarily due to lower interest rates and decreased funds available to invest.

     Total gas and oil production from the Underlying Properties for the five years ended December 31, 2002, were as follows:

                         2002           2001           2000           1999           1998
                      ----------     ----------     ----------     ----------     ----------
Gas -- Mcf ......     46,206,297     42,960,149     42,220,260     39,940,175     41,507,353
Mcf per Day .....        126,593        117,699        115,356        109,425        113,719
Oil -- Bbls .....         93,659         92,413         97,330         72,223         81,888
Bbls per Day ....            257            253            266            198            224

     Sales volumes attributable to the Royalty are determined by dividing the net profits received by the Trust and attributable to oil and gas, respectively, by the prices received for sales volumes from the Underlying Properties, taking into consideration production taxes attributable to the Underlying Properties. Since the oil and gas sales attributable to the Royalty are based on an allocation formula dependent on such factors as price and cost, including capital expenditures, the aggregate sales amounts from the Underlying Properties may not provide a meaningful comparison to sales attributable to the Royalty.

    Royalty Income for the calendar year is associated with actual gas and oil production during the period from November of the preceding year through October of the current year. Gas and oil sales attributable to the Royalty for the past five years are summarized in the following table:

                                     2002             2001             2000             1999             1998
                                  ----------       ----------       ----------       ----------       ----------
Gas -- Mcf ................       19,584,056       19,272,021       20,317,750       19,527,666       18,904,906
Average Price (per Mcf) ...            $2.32            $4.61            $2.99            $1.78            $1.75
Oil -- Bbls ...............           40,215           42,056           47,441           35,341           37,067
Average Price (per Bbl) ...           $20.90           $24.99           $24.66           $14.41           $13.55


The fluctuations in annual gas production that have occurred during these five years generally resulted from changes in the demand for gas during that time, marketing conditions, and increased capital spending to generate production from new wells. Production from the Underlying Properties is influenced by the line pressure of the gas gathering systems in the San Juan Basin. As noted above, oil and gas sales attributable to the Royalty are based on an allocation formula dependent on many factors, including oil and gas prices and capital expenditures.

                       TRUSTEE'S DISCUSSION AND ANALYSIS

Royalty Income for the five years ended December 31, 2002, was determined as shown in the following table:

                                              2002                  2001              2000              1999              1998
                                          -------------         ------------      ------------      ------------       -----------
Gross Proceeds from
the Underlying Properties:
--------------------------
Gas .................................     $ 103,349,299         $169,052,231      $124,902,689      $ 69,928,312       $71,247,501
Oil .................................         1,863,827            2,233,071         2,409,158         1,028,862         1,088,228
Other ...............................        (5,110,589)(1)              -0-         4,653,333         1,189,996               -0-
                                          -------------         ------------      ------------      ------------       -----------
   Total ............................     $ 100,102,537         $171,285,302      $131,965,180      $ 72,147,170       $72,335,729
                                          =============         ============      ============      ============       ===========

Less Production Costs:
----------------------
Capital Costs .......................        21,470,777           32,999,973        25,575,657        10,556,159        12,828,300
Severance Tax -- Gas ................         9,752,508           16,687,074        12,059,286         7,180,973         7,341,098
Severance Tax -- Oil ................           151,594              202,113           234,462           106,335           117,454
Other ...............................            18,037               55,000           129,161           (95,445)           66,892
Lease Operating Expenses ............        15,701,740           15,109,139        13,906,916        10,896,526        11,558,172
                                          -------------         ------------      ------------      ------------       -----------
   Total ............................        47,094,656           65,053,299        51,905,482        28,644,548        31,911,916
                                          -------------         ------------      ------------      ------------       -----------
Excess Production Costs .............        (2,259,628)           2,259,628               -0-               -0-               -0-
Interest on Excess Production Costs .           (10,545)                 -0-               -0-               -0-               -0-
Net Profits .........................        50,737,708          108,491,631        80,059,698        43,502,622        40,423,813
Royalty Percentage ..................                75%                  75%               75%               75%               75%
Royalty Income ......................     $  38,053,281         $ 81,368,723      $ 60,044,773      $ 32,626,966       $30,317,860
                                          =============         ============      ============      ============       ===========


(1) Represents deductions by BROG from the net proceeds otherwise payable to the Trust in connection with the portion of various settlement agreements with the Mineral Management Service of the United States Department of Interior allocable to the Royalty (see Item 3 of Trust's Annual Report on Form 10-K).

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

     Operating expenses for 1998 through 2001 include the impact of the receipt of $250,000 from BROG as an offset to lease operating expense in connection with the settlement of the litigation described in Note 5 to the accompanying Financial Statements. The final $250,000 offset was made in December 2001. Monthly lease operating costs in 2002 averaged approximately $1,262,913, which is higher than the $1,242,247 average in 2001. For additional information on capital expenditures, see "Description of the Properties."

     As part of the September 4, 1996, settlement of the litigation filed by the Trustee on June 4, 1992, against BROG and Southland Royalty Company, the Trust was entitled to certain adjustments (the "Val Verde Credit") that represented cost reductions favorable to the Trust in the charges for coal seam gas gathered and treated on BROG's Val Verde system. The settlement provided that the Val Verde Credit was applicable until the later of July 1, 2002, or until BROG no longer owned the Val Verde facility. By correspondence dated July 15, 2002, BROG notified the Trustee of the sale of the Val Verde facility to TEPPCO Partners, L.P. effective July 1, 2002. Accordingly, effective July 1, 2002, the calculation of net proceeds for gas gathered and treated at the Val Verde facility no longer included the Val Verde Credit. The total amount of the Val Verde Credit for the twelve months ended June 30, 2002, was estimated by the Trust's joint interest auditors as approximately $1,880,000. The loss of the Val Verde Credit will result in increased costsallocated to the Trust for coal seam gas gathered and treated on the Val Verde system and accordingly, will decrease Royalty Income.

     The current war in Iraq has increased the volatility in prices for oil and gas. It is unclear what effect the current war in Iraq will have on the net proceeds received by the Trust and, accordingly, Distributable Income.

CONTRACTUAL OBLIGATIONS

Under the Trust's indenture, the Trustee is entitled to an administrative fee for its administrative services and the preparation of quarterly and annual statements of: (i) 1/20 of 1% of the first $100 million of the annual gross revenue of the Trust, and 1/30 of 1% of the annual gross revenue of the Trust in excess of $100 million and (ii) the Trustee's standard hourly rates for time in excess of 300 hours annually. Beginning January 1, 2003, in no case will the administrative fee due under items (i) and (ii) above be less than $36,000 per year (as adjusted annually to reflect the increase (if any) in the Producers Price Index as published by the U.S. Department of Labor, Bureau of Labor Statistics).

EFFECTS OF SECURITIES REGULATION

As a publicly-traded trust listed on the New York Stock Exchange (the "NYSE"), the Trust is and will continue to be subject to extensive regulation under, among others, the Securities Act of 1933, the Exchange Act of 1934, the rules and regulations of the NYSE and the Sarbanes-Oxley Act of 2002. Issuers failing to comply with such authorities risk serious consequences, including criminal as well as civil and administrative penalties. In most instances, these laws, rules and regulations do not specifically address their applicability to publicly-traded trusts, such as the Trust. In particular, the Sarbanes-Oxley Act of 2002 provides for the adoption by the Securities and Exchange Commission (the "Commission") of certain rules and regulations that may be impossible for the Trust to literally satisfy because of its nature as a pass-through trust. For example, the Commission is required to adopt rules and regulations pursuant to the Sarbanes-Oxley Act of 2002 that would require a publicly-traded company's board of directors, audit committee or executive directors (or similar body) to act with respect to certain corporate governance matters. The Trust does not have, nor does the indenture governing the Trust provide for, a board of directors, an audit committee or any executive officers. Accordingly, the Trust could not literally comply with such rules and regulations. It is the Trustee's intention to follow the Commission's rulemaking closely, attempt to comply with such rules and regulations and, where appropriate, request relief from these rules and regulations. However, if the Trust is unable to comply with such rules and regulations or to obtain appropriate relief, the Trust may be required to expend as yet unknown but potentially material costs to amend the indenture that governs the Trust to allow for compliance with such rules and regulations.

CRITICAL ACCOUNTING POLICIES

In accordance with the Commission's staff accounting bulletins and consistent with other royalty trusts, the financial statements of the Trust are prepared on the following basis:

     o Royalty Income recorded for a month is the amount computed and paid by BROG to the Trustee for the Trust.

     o Trust expenses recorded are based on liabilities paid and cash reserves established from Royalty Income for liabilities and contingencies.

     o Distributions to Unit holders are recorded when declared by the Trustee.

     o The conveyance which transferred the Royalty to the Trust provides that any excess of production costs over gross proceeds must be recovered from future net profits.

     The financial statements of the Trust differ from financial statements prepared in accordance with U.S. generally accepted accounting principles ("GAAP") because revenues are not accrued in the month of production; certain cash reserves may be established for contingencies which would not be accrued in financial statements prepared in accordance with GAAP; and amortization of the Royalty calculated on a unit-of-production basis is charged directly to trust corpus instead of an expense.

                  RESULTS OF THE 4TH QUARTER OF 2002 AND 2001

For the three months ended December 31, 2002, Distributable Income was $11,579,818 ($.248447 per Unit), which was more than the $2,898,013 ($.062177 per Unit) of income distributed during the same period in 2001. The increase in Distributable Income resulted primarily from higher average gas and oil prices, and decreased capital costs compared to the fourth quarter of 2001.

     Royalty Income of the Trust for the fourth quarter is associated with actual gas and oil production during August through October of each year. Gas and oil sales for the quarters ended December 31, 2002 and 2001 were as follows:


Underlying Properties                 2002           2001
---------------------              ----------     ----------
Gas -- Mcf ...................     11,608,135     10,248,195
   Average Price (per Mcf) ...          $2.30          $1.87
Oil -- Bbls ..................         19,624         21,018
   Average Price (per Bbl) ...         $23.61         $20.88

Attributable to the Royalty
---------------------------
Gas -- Mcf ...................      5,574,600      1,483,888
Oil -- Bbls ..................          9,184          2,792


     The average price of gas and oil increased in the fourth quarter of 2002 compared to the same period in the prior year. The price per barrel of oil during the fourth quarter of 2002 was $2.73 per Bbl higher than that received in the fourth quarter of 2001 due to increases in oil prices in world markets generally, including the posted price applicable to the Royalty. Gas production increased slightly in the fourth quarter of 2002 as compared with the same period in 2001 primarily due to increased demand. During the fourth quarter of 2002, coal seam production from the Underlying Properties averaged 1,413,871 Mcf per month compared to 961,310 Mcf per month during the fourth quarter of 2001.

     Capital costs for the fourth quarter of 2002 totaled $4,653,069 compared to $11,528,106 during the same period of 2001. The decrease was primarily due to decreased drilling activity in the fourth quarter of 2002 as compared to the same period in 2001. Lease operating expenses and property taxes for the fourth quarter of 2002 averaged $1,322,655 per month compared to $1,411,550 per month in the fourth quarter of 2001.

                          SAN JUAN BASIN ROYALTY TRUST

Statements of Assets, Liabilities and Trust Corpus
December 31, 2002 and 2001

Assets                                                            2002            2001
------                                                         -----------     -----------
Cash and Short-term Investments ..........................     $ 4,274,790     $   191,620
Net Overriding Royalty Interests in Producing
   Oil and Gas Properties ................................      33,697,906      37,859,749
                                                               -----------     -----------
                                                               $37,972,696     $38,051,369
                                                               ===========     ===========

Liabilities and Trust Corpus
----------------------------
Distribution Payable to Unit Holders .....................     $ 4,159,932     $       -0-
Cash Reserves ............................................         114,858         191,620
Trust Corpus -- 46,608,796 Units of Beneficial Interest
   Authorized and Outstanding ............................      33,697,906      37,859,749
                                                               -----------     -----------
                                                               $37,972,696     $38,051,369
                                                               ===========     ===========


Statements of Distributable Income
for the Three Years Ended December 31, 2002

                                                              2002             2001            2000
                                                         ------------      -----------     -----------
Royalty Income .....................................     $ 38,053,281      $81,368,723     $60,044,773
Interest Income ....................................           16,112          165,676         148,513
                                                         ------------      -----------     -----------
                                                           38,069,393       81,534,399      60,193,286
Expenditures -- General and Administrative .........        1,728,187        1,216,577       1,004,354
Change in Cash Reserves ............................          (76,761)         191,620             -0-
Distributable Income ...............................     $ 36,417,967      $80,126,202     $59,188,932
                                                         ============      ===========     ===========
Distributable Income Per Unit (46,608,796 units) ...     $   0.781354      $  1.719123     $  1.269909
                                                         ============      ===========     ===========


Statements of Changes in Trust Corpus
for the Three Years Ended December 31, 2002

                                                              2002              2001              2000
                                                          ------------      ------------      ------------
Trust Corpus, Beginning of Period ...................     $ 37,859,749      $ 40,686,854      $ 45,186,199
   Amortization of Net Overriding Royalty Interest ..       (4,161,843)       (2,827,105)       (4,499,345)
   Distributable Income .............................       36,417,967        80,126,202        59,188,932
   Distribution Declared ............................      (36,417,967)      (80,126,202)      (59,188,932)
                                                          ------------      ------------      ------------
Trust Corpus, End of Period .........................     $ 33,697,906      $ 37,859,749      $ 40,686,854
                                                          ============      ============      ============

The accompanying Notes to Financial Statements are an integral part of these statements.

           SAN JUAN BASIN ROYALTY TRUST NOTES TO FINANCIAL STATEMENTS

1. TRUST ORGANIZATION AND PROVISIONS

The San Juan Basin Royalty Trust ("Trust") was established as of November 1, 1980. As of September 30, 2002, TexasBank ("Trustee") replaced Bank One, N.A., as Trustee for the Trust. Southland Royalty Company ("Southland") conveyed to the Trust a 75% net overriding royalty interest ("Royalty") carved out of Southland's working interests and royalty interests in the properties located in the San Juan Basin in northwestern New Mexico (the "Underlying Properties").

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

     The initial carrying value of the Royalty ($133,275,528) represented Southland's historical net book value at the date of the transfer of the Trust. Accumulated amortization as of December 31, 2002 and 2001 aggregated $99,577,622 and $95,415,779 respectively.

3. BASIS OF ACCOUNTING

     The financial statements of the Trust are prepared on the following basis:

     o Royalty income recorded for a month is the amount computed and paid by the working interest owner, Burlington Resources Oil and Gas Company LP ("BROG"), to the Trustee for the Trust. Royalty income consists of the amounts received by the owner of the interest burdened by the net overriding royalty interest from the sale of production less accrued production costs, development and drilling costs, applicable taxes, operating charges, and other costs and deductions, multiplied by 75%.

     o Trust expenses recorded are based on liabilities paid and cash reserves established from Royalty income for liabilities and contingencies.

     o Distributions to Unit holders are recorded when declared by the Trustee.

     o The conveyance which transferred the overriding royalty interest to the Trust provides that any excess of production costs over gross proceeds must be recovered from future net profits. The financial statements of the Trust differ from financial statements prepared in accordance with U.S. generally accepted accounting principles ("GAAP") because revenues are not accrued in the month of production; certain cash reserves may be established for contingencies which would not be accrued in financial statements prepared in accordance with GAAP; and amortization of the Royalty calculated on a unit-of-production basis is charged directly to trust corpus instead of an expense.

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

     The Trust began receiving royalty income from coal seam gas wells in 1989. Under Section 29 of the Internal Revenue Code, coal seam gas production from wells drilled prior to January 1, 1993 (including certain wells recompleted in coal seam formations thereafter) generally qualifies for the federal income tax credit for producing nonconventional fuels if such production and the sale thereof occurs before January 1, 2003. Under current law, coal seam gas production after December 31, 2002, will not qualify for the Section 29 credit. For 2001, this tax credit was approximately $1.08 per MMBtu. For 2002, the amount of the credit will be determined by the Treasury Department no later than April 1, 2003, and, based on historical trends, is expected to approximate (within a 2-3% range) the 2001 credit. The Trust also receives production from wells producing from a tight sands formation. These wells must have been drilled after November 5, 1990, or must have been committed or dedicated to interstate commerce (as defined in Section 2(18) of the Natural Gas Policy Act as in effect November 5, 1990) as of April 20, 1977. This credit is not adjusted for inflation, so the credit remains fixed at .517241 per MMBtu. For qualifying production of the Trust, each Unit holder must determine from the tax information they receive from the Trust, his pro rata share of qualifying production of the Trust, based upon the number of Units owned during each month of the year, and the amount of available credit per MMBtu for the year, and apply the tax credit against his own income tax liability, but such credit may not reduce his regular liability (after the foreign tax credit and certain other nonrefundable credits) below his tentative minimum tax. Section 29 also provides that any amount of Section 29 credit disallowed for the tax year solely because of this limitation will increase his credit for prior year minimum tax liability, which may be carried forward indefinitely as a credit against the taxpayer's regular tax liability, subject, however, to the limitations described in the preceding sentence. There is no provision for the carryback or carryforward of the Section 29 credit in any other circumstances.

     The Trustee is provided summary Section 29 tax credit information related to Trust properties by BROG, which information is then passed along to the Unit holders. In 1999, the U.S. Court of Appeals for the 10th Circuit upheld the position of the Internal Revenue Service and the Tax Court that nonconventional fuel such as coal seam gas does not qualify for the Section 29 credit unless the producer has received an appropriate well category determination from the Federal Energy Regulatory Commission ("FERC"). The FERC's certification authority expired effective January 1, 1993. However, on July 14, 2000, the FERC issued a final ruling amending its regulations to reinstate certain regulations involving well category determinations for all wells and tight formation areas that could qualify for the Section 29 tax credit. BROG has informed the Trustee that it will seek certification of all qualified wells and that two additional wells were certified in 2002. The classification of the Trust's income for purposes of the passive loss rules may be important to a Unit holder. As a result of the Tax Reform Act of 1986, royalty income will generally be treated as portfolio income and will not reduce passive losses.

5. LITIGATION SETTLEMENT

On September 4, 1996, the Trustee announced the settlement of litigation between the Trust and BROG. In the settlement, BROG agreed (i) to pay $19,750,000 in cash plus interest earning thereon from September 5, 1996, in settlement of underpayment of royalty claims of the Trust; and (ii) commencing in 1997, to credit the Trust with $250,000 per year for five years as an offset against lease operating expenses chargeable to the Trust. BROG also agreed to make certain adjustments that represent cost reductions favorable to the Trust in the ongoing charges for coal seam gas gathering and treating on BROG's Val Verde system. Additionally, the Trustee and BROG established a formal protocol that will provide the Trustee and its representatives improved access to BROG's books and records applicable to the Underlying Properties. The final $250,000 payment was received in 2001. In addition, BROG sold the Val Verde gathering system in 2002, thus increasing costs to the Trust.

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

     3. The Trust retained access to BROG's current gas trans-portation, gathering, processing and treating agreements with third parties through the remainder of their primary terms.

6. CERTAIN CONTRACTS

BROG entered into a contract dated November 10, 1999, for the sale of all volumes of Trust gas to Duke Energy and Marketing L.L.C. That contract, as amended, provided for delivery of gas at various delivery points over a period commencing January 1, 2000, and ending March 31, 2002. BROG has subsequently entered into two contracts for the sale of all volumes of gas which are subject to the Royalty. These contracts provide for (i) the sale of Trust gas in two packages to Duke Energy and Marketing L.L.C. and PNM Gas Services, respectively,
(ii) the delivery of Trust gas at various delivery points over a period commencing April 1, 2002, and ending March 31, 2004, and (iii) the sale of Trust gas at prices which fluctuate in accordance with published indices for gas sold in the San Juan Basin of New Mexico.

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

9. CONTINGENCIES

Information regarding the status of litigation matters is included in Item 3 of the Trust's annual report on Form 10-K which is included in this report.

10. COMMITMENTS AND CONTINGENCIES

At December 31, 2001, BROG had incurred excess production costs of $2,259,628 on the Underlying Properties due primarily to high capital costs. The Trust conveyance provides for the deduction of excess production costs in determining royalty income until such costs are fully recovered and allows for interest to be charged on excess production costs at the prime rate. Interest in the amount of $10,545 was added to such excess production costs. Of the total, $1,702,630 is attributable to the Trust and has been deducted in determining 2002 royalty income. As a result of settlements agreed to among BROG and other third parties concerning properties burdened by the Royalty, the net profits applicable to the Trust were reduced by approximately $3,624,117. This amount was deducted from the Royalty due the Trust in one million dollar increments in each of May, June and July of 2002, with the balance deducted in August of 2002.

11. SIGNIFICANT CUSTOMERS

Information as to significant purchasers of oil and gas production attributable to the Trust's economic interests is included in Note 6 above and Item 2 of the Trust's annual report on Form 10-K which is included in this report.

12. PROVED OIL AND GAS RESERVES (UNAUDITED)

Proved oil and gas reserve information is included in Item 2 of the Trust's annual report on Form 10-K which is included in this report.

13. AMENDMENTS TO THE TRUST'S INDUSTRIES

At a special meeting of Unit holders on September 30, 2002, the Unit holders appointed TexasBank as the successor Trustee of the Trust. The Unit holders also approved amendments to the Trust's Royalty Trust Indenture (the "Indenture") which clarified the language of the Indenture, clarified and expanded the indemnification provisions of the Indenture, and amended the provisions of the Indenture applicable to the fees payable to the Trustee, the investment options available to the Trustee and the manner in which the Trustee can dispose of assets of the Trust.

14. QUARTERLY SCHEDULE OF DISTRIBUTABLE INCOME (UNAUDITED)

The following is a summary of the unaudited quarterly schedule of distributable income for the two years ended December 31, 2002 (in thousands, except unit amounts):

                                                Distributable
                                                  Income and
                        Royalty   Distributable  Distribution
2002                     Income      Income       Per Unit
----                   --------   ------------- -------------
First Quarter ....     $  3,925     $  3,527     $ .075673
Second Quarter ...        9,560        9,015       .193414
Third Quarter ....       12,549       12,296       .263820
Fourth Quarter ...       12,019       11,580       .248447
                       --------     --------     ---------
   Total .........     $ 38,053     $ 36,418     $ .781354
                       ========     ========     =========

2001
----
First Quarter ....     $ 37,490     $ 37,262     $ .799474
Second Quarter ...       26,586       26,251       .563215
Third Quarter ....       13,972       13,715       .294257
Fourth Quarter ...        3,321        2,898       .062177
                       --------     --------     ---------
   Total .........     $ 81,369     $ 80,126     $1.719123
                       ========     ========     =========

                          INDEPENDENT AUDITORS' REPORTS

TexasBank as Trustee for the San Juan Basin Royalty Trust:

We have audited the accompanying statements of distributable income and changes in trust corpus of the San Juan Basin Royalty Trust ("Trust") for the year ended December 31, 2000. These financial statements are the responsibility of the Trustee. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     As described in Note 3 to the financial statements, these financial statements were prepared on a modified cash basis, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

     In our opinion, such financial statements present fairly, in all material respects, the distributable income and changes in trust corpus of the San Juan Basin Royalty Trust for the year ended December 31, 2000, on the basis of accounting described in Note 3.

/s/ DELOITTE & TOUCHE, L.L.P.
Deloitte & Touche, L.L.P.
Fort Worth, Texas
March 23, 2001


TexasBank as Trustee for the San Juan Basin Royalty Trust:

     We have audited the accompanying statements of assets, liabilities and trust corpus of the San Juan Basin Royalty Trust as of December 31, 2002 and 2001, and the related statements of distributable income and changes in trust corpus for the years then ended. These financial statements are the responsibility of the Trustee. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     As described in Note 3 to the financial statements, these financial statements were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles.

     In our opinion, such financial statements present fairly, in all material respects, the assets, liabilities and trust corpus of the San Juan Basin Royalty Trust as of December 31, 2002 and 2001, and the distributable income and changes in trust corpus for the years then ended, on the basis of accounting described in Note 3 to the financial statements.


WEAVER AND TIDWELL, L.L.P.
Weaver and Tidwell, L.L.P.
Fort Worth, Texas
March 24, 2003


San Juan Basin Royalty Trust
TexasBank, Trustee
2525 Ridgmar Boulevard, Suite 100
Fort Worth, Texas 76116
Toll-free telephone: 866-809-4553
www.sjbrt.com
sjt@texasbank.com

Auditors
Weaver and Tidwell, L.L.P.
Fort Worth, Texas

Legal Counsel
Vinson & Elkins L.L.P.
Dallas, Texas

Tax Counsel
Winstead, Sechrest & Minick, PC
Houston, Texas

Transfer Agent
Computershare Investor Services
Transfer Services
P.O. Box A3480
Chicago, Illinois 60609-3480
For questions about distribution checks, address changes and transfer procedures, call 312-360-5154.

                               GLOSSARY OF TERMS

AGGREGATE MONTHLY DISTRIBUTION: An amount paid to Unit holders equal to the Royalty Income received by the Trustee during a calendar month plus interest, less the general and administrative expenses of the Trust, adjusted by any changes in cash reserves.

BBL: Barrel, generally 42 U.S. gallons measured at 60 degrees F.

BCF: Billion cubic feet.

BROG: Burlington Resources Oil & Gas Company LP.

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

INFILL DRILLING: The drilling of wells intended to be completed to proven reservoirs or formations, sometimes occurring in conjunction with regulatory approval for increased density in the spacing of wells.

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

PAYADD: Completion in an existing well of additional productive zone(s) within a producing formation.

PRESENT VALUE OF ESTIMATED FUTURE NET REVENUES: The present value of the Estimated Future Net Revenues computed using a discount rate of 10%.

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

ROYALTY INCOME: The monthly Net Proceeds attributable to the Royalty.

SECTION 29 TAX CREDIT: A federal income tax credit available under Section 29 of the Internal Revenue Code for producing coal seam gas (and other nonconventional fuels) from wells drilled prior to January 1, 1993, to a formation beneath a qualifying coal seam formation, and for production from wells drilled after December 31, 1979, but prior to January 1, 1993, which are later completed into such a formation.

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

                 SAN JUAN BASIN ROYALTY TRUST TEXASBANK, TRUSTEE
   2525 RIDGMAR BOULEVARD, SUITE 100 -- FORT WORTH, TEXAS 76116 866-809-4553
                                -- WWW.SJBRT.COM