Form 10-K, Exhibit 13
period 2007-12-31
SAN JUAN BASIN ROYALTY TRUST
filed 2008-02-29
CIK 319655

Exhibit 13
2007 san juan basin ANNUAL REPORT & FORM 10 K

2007

SAN JUAN BASIN ROYALTY TRUST

ANNUAL REPORT & FORM 10-K

Architecture has always played an eclectic role in the history of new Maxico. From adobe dwellings to Frank Lloyd wright designs, the wide variety of styles and striking hues still captivate the attention of the people of this region, as well as its visitors.

The Trust
The principal asset of the San Juan Basin Royalty Trust (the “Trust”) consists of a 75% net overriding royalty interest (the “Royalty”) carved out of certain oil and gas leasehold and royalty interests (the “Underlying Properties”) in properties located in the San Juan Basin of northwestern New Mexico.
UNITS OF BENEFICIAL INTEREST
The units of beneficial interest of the Trust (the “Units”) are traded on the New York Stock Exchange under the symbol “SJT.” At February 25, 2008 the closing price of a Unit was $38.55. From January 1, 2006, to December 31, 2007, the quarterly high and low sales prices and the aggregate amount of monthly distributions per Unit paid each quarter were as follows:

			DISTRIBUTIONS
	HIGH	LOW	PAID
2007
First Quarter	$33.5400	$29.3900	$.515094
Second Quarter	33.6500	30.6000	.553449
Third Quarter	34.8900	31.0300	.802107
Fourth Quarter	38.0500	33.0000	.558534

TOTAL FOR 2007			$2.429184

2006
First Quarter	$45.9900	$36.0000	$1.083276
Second Quarter	43.7500	33.0000	.599299
Third Quarter	41.2500	32.8200	.666989
Fourth Quarter	39.0000	32.6200	.565491

TOTAL FOR 2006			$2.915055

At February 19, 2008, there were 46,608,796 Units outstanding held by 1,615 Unit holders of record. The following table presents information relating to the distribution of record ownership of Units:

	NUMBER OF
TYPE OF UNIT HOLDERS	UNIT HOLDERS	UNITS HELD
Individuals, Joint Holders and Minors	1,423	1,843,313
Fiduciaries	151	476,414
Government Bodies	1	30
Clubs, Associations or Societies	6	13,117
Depositary (for all beneficial holders)	1	43,963,502
Corporations	33	312,420

TOTAL	1,615	46,608,796

To Unit Holders
We are pleased to present the 2007 Annual Report of the San Juan Basin Royalty Trust. The report includes a copy of the Trust’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “Commission”) for the year ended December 31, 2007, without exhibits. The Form 10-K contains important information concerning the Underlying Properties, as defined below, including the oil and gas reserves attributable to the 75% net overriding royalty interest owned by the Trust. Production figures provided in this letter and in the Trustee’s Discussion and Analysis are based on information provided by Burlington Resources Oil & Gas Company LP (“BROG”), the current owner of the Underlying Properties and the successor, through a series of assignments and mergers, to Southland Royalty Company (“Southland”). On March 24, 2006 Compass Bancshares, Inc., the parent company of Compass Bank, completed its acquisition of TexasBanc Holding Co., the parent company of TexasBank, the prior trustee of the Trust. On that same date, TexasBank merged with Compass Bank, and as a result, Compass Bank succeeded TexasBank as Trustee under the terms of the Indenture. On September 7, 2007, Compass Bancshares, Inc. was acquired by Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”) and is now a wholly-owned subsidiary of BBVA. The Trust was established in November 1980 by Southland. Pursuant to the Indenture that governs the operations of the Trust, Southland conveyed to the Trust a 75% net overriding royalty interest (equivalent to a net profits interest) (the “Royalty”), carved out of Southland Royalty’s oil and gas leasehold and royalty interests (the “Underlying Properties”) in properties in the San Juan Basin of northwestern New Mexico.
The Royalty constitutes the principal asset of the Trust. Under the Indenture governing the Trust, the function of Compass Bank, as Trustee, is to collect the net proceeds attributable to the Royalty (“Royalty Income”), to pay all expenses and charges of the Trust, and then distribute the remaining available income to the Unit holders. Income distributed to Unit holders in 2007 was $113,221,235 or $2.429184 per Unit. Distributable income for 2007 consisted of Royalty Income of $113,803,339 plus interest income of $1,401,849, less administrative expenses of $1,983,953. Information about the Trust’s estimated proved reserves of gas, including coal seam gas, and of oil as well as the present value of net revenues discounted at 10% can be found in Item 2 of the accompanying Form 10-K. Independent petroleum engineers retained by the Trust have estimated the Underlying Properties could remain productive well beyond the stated production index of approximately 9.7 years and BROG has published information observing that the San Juan Basin will remain a major gas resource for decades to come. In support of this observation, BROG cites the November 2002 U.S. Geological Survey study doubling its estimates of the gas reserves in the San Juan Basin to over 50 trillion cubic feet. Certain Royalty Income is generally considered portfolio income under the passive loss rules of the Internal Revenue Code of 1986, as amended. Therefore, Unit holders should generally not consider the taxable income from the Trust to be passive income in determining net passive income or loss. Unit holders should consult their tax advisors for further information. Unit holders of record will continue to receive an individualized tax information letter for each of the quarters ending March 31, June 30 and September 30, 2008, and for the year ending December 31, 2008. Unit holders owning Units in nominee name may obtain monthly tax information from the Trust’s Web site or from the Trustee upon request. For the reader’s convenience, a glossary of definitions used in this report can be found on the inside back cover. Please visit our Web site at www.sjbrt.com to access news releases, reports, Commission filings and tax information.

Compass Bank, Trustee

By:	LEE ANN ANDERSON
Vice President and Senior Trust Officer

A BEAUTIFUL SHADE OF RED sets this door apart. Rounded corners and wide planks are popular features of doors in the region. In many cultures, a red door symbolizes refuge and sanctuary.

Description of the Properties
The principal asset of the Trust is a 75% net overriding royalty interest (the “Royalty”) carved out of certain working, royalty and other leasehold interests (the “Underlying Properties”) owned by BROG in oil and gas properties located in the San Juan Basin, and more particularly in San Juan, Rio Arriba and Sandoval Counties of northwestern New Mexico. The Underlying Properties consist of working interests, royalty interests, overriding royalty interests and other contractual rights in 151,900 gross (119,000 net) acres and 3,823 gross (1,111 net) wells, calculated on a well bore basis and not including multiple completions as separate wells.
The Underlying Properties have historically produced gas primarily from conventional wells drilled to three major formations: the Pictured Cliffs, the Mesaverde and the Dakota, ranging in depth from 1,500 to 8,000 feet. The characteristics of these reservoirs result in the wells having very long productive lives. A production index for oil and gas properties is derived by dividing remaining reserves by current production. Based upon the reserve report prepared by the Trust’s independent petroleum engineers as of December 31, 2007, the production index for the Underlying Properties is estimated to be approximately 9.7 years. The production index is subject to change from year-to-year based on reserve revisions and production levels and is not presented as an estimate of the life expectancy of the Trust. Among the factors considered by engineers in estimating remaining reserves of natural gas is the current sales price for gas. As the sales price increases, the producer can justify expending higher lifting costs and therefore reasonably expect to recover more of the known reserves. Accordingly, as gas prices rise, the production index increases and vice versa.
In addition to gas from conventional wells, the Underlying Properties also produce gas from coal seam wells completed to the Fruitland Coal formation. The process of removing coal seam gas is often referred to as degasification or desorption. Millions of years ago, natural gas was generated in the process of coal formation and absorbed into the coal. Water later filled the natural fracture system. When the water is removed from the natural fracture system, reservoir pressure is lowered and the gas desorbs from the coal. The desorbed gas then flows through the fracture system and is produced at the well bore. The volume of formation water production typically declines with time and the gas production may increase for a period of time before starting to decline. In order to dispose of the formation water, surface facilities including pumping units are required, which results in the cost of a completed well being as much as $850,000. The price of coal seam gas is typically lower than the price of conventional gas. This is because the heating value of coal seam gas is much lower than that of conventional gas due to (a) ever increasing percentages of carbon dioxide in coal seam gas (carbon dioxide has no heating value), and (b) the absence of heavier hydrocarbons such as ethanes, propanes, and butanes which are present in conventional gas. Furthermore, the processing fees for coal seam gas are typically higher than the processing fees for conventional gas due to the cost of extracting the carbon dioxide.
In February 2002, BROG informed the Trust that the New Mexico Oil Conservation Division (the “OCD”) had approved plans for 8o-acre infill drilling of the Dakota formation in the San Juan Basin. In July 2003, the OCD approved 160-acre spacing in the Fruitland Coal formation. Eighty-acre spacing has been permitted in the Mesaverde formation since 1997. In January 2008, BROG reported to the Trust that it will participate in a study involving a total of 16 test wells to be completed to the Mesaverde and/or Dakota formations, with some of the test wells to be drilled on a 40-acre spacing basis and others on 20-acre spacing. In addition, BROG is scheduled to participate in a pilot project for the drilling of four horizontal wells, with two to be completed to each of the Dakota and Mesaverde formations. Although none of the four horizontal wells are to be drilled on acreage burdened by the Royalty, the pilot project could have implications for the San Juan Basin generally.
The Federal Energy Regulatory Commission is primarily responsible for federal regulation of natural gas. For a further discussion of gas pricing, gas purchasers, gas production and regulatory matters affecting gas production see Item 2, “Properties,” in the accompanying
Form 10-K.
Trustee’s Discussion and Analysis
GAS AND OIL PRODUCTION
Total gas and oil production from the Underlying Properties for the five years ended December 31, 2007, were as follows:

	2007	2006	2005	2004	2003
Gas — Mcf	36,961,349	40,900,570	42,867,162	44,015,816	45,202,576
Mcf per Day	101,264	112,056	117,444	120,262	123,843
Oil- Bbls	65,755	74,438	69,558	77,341	74,727
Bbls per Day	180	204	191	211	205

Trustee’s Discussion and Analysis
GAS AND OIL PRODUCTION CONT.
Royalty Income for a calendar year is based on the actual gas and oil production during the period beginning with November of the preceding calendar year through October of the current calendar year. Gas and oil sales attributable to the Royalty for the past five years are summarized in the following table:

	2007	2006	2005	2004	2003
Gas — Mcf	20,116,806	22,475,405	26,600,644	25,324,435	25,922,650
Average Price (per Mcf)	$6.11	$6.55	$6.27	$4.68	$3.93
Oil-Bbls	35,129	40,702	43,142	44,832	43,123
Average Price (per Bbl)	$63.14	$61.30	$49.62	$34.81	$26.11
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
BROG previously entered into two contracts for the sale of all volumes of gas produced from the Underlying Properties. These contracts provided for (i) the sale of such gas to Duke Energy and Marketing L.L.C. and PNM Gas Services (“PNM”), respectively, (ii) the delivery of such gas at various delivery points through March 31, 2005, and from year-to-year thereafter until terminated by either party on 12 months’ notice, and (iii) the sale of such gas at prices which fluctuate in accordance with published indices for gas sold in the San Juan Basin of northwestern New Mexico. Effective January 1, 2004, the rights and obligations of Duke Energy and Marketing L.L.C. were assumed by ConocoPhillips Company (“ConocoPhillips”) pursuant to an Assignment and Novation Agreement. By correspondence dated March 25, 2004, BROG notified ConocoPhillips of BROG’s election to terminate such contract as of March 31, 2005. BROG then prepared a form of request for proposal and circulated it to a number of potential purchasers, including ConocoPhillips, inviting them to bid for the purchase of the gas currently sold under the contract expiring March 31, 2005. Effective as of April 1, 2005, BROG entered into two new contracts for the sale of all volumes of gas produced from the Underlying Properties and formerly sold to ConocoPhillips. These new contracts provide for (i) the sale of such gas to ChevronTexaco Natural Gas, a division of Chevron U.S.A. Inc. (“ChevronTexaco”), and Coral Energy Resources, L.P. (“Coral”), respectively, (ii) the delivery of such gas at various delivery points through March 31, 2007, and from year-to-year thereafter until terminated by either party on 12 months’ notice, and (iii) the sale of such gas at prices which fluctuate in accordance with the published indices for gas sold in the San Juan Basin of northwestern New Mexico. With respect to BROG’s contract with PNM, BROG and PNM entered into a letter agreement dated January 31, 2005, pursuant to which the term of that contract was adjusted to coincide with the contracts with ChevronTexaco and Coral. Neither BROG nor any of ChevronTexaco, Coral nor PNM gave notice by March 31, 2007 to terminate the three contracts described above for the sale of all volumes of gas produced from the Underlying Properties and, accordingly, the terms of those contracts have been extended at least through March 31, 2009. On January 15, 2008, PNM Resources, the corporate parent of PNM, announced a definitive agreement to sell its natural gas operations to a subsidiary of Continental Energy Systems. The sale is conditioned upon regulatory approval and customary closing conditions and is currently expected to close by the end of 2008.
Confidentiality agreements with purchasers of gas produced from the Underlying Properties prohibit public disclosure of certain terms and conditions of gas sales contracts with those entities, including specific pricing terms and gas receipt points. Such disclosure could compromise the ability to compete effectively in the marketplace for the sale of gas produced from the Underlying Properties.

Trustee’s Discussion and Analysis
ROYALTY INCOME
Royalty Income consists of monthly Net Proceeds attributable to the Royalty. Royalty Income for the five years ended December 31, 2007, was determined as shown in the following table:

	2007		2006		2005		2004		2003
Gross Proceeds from the Underlying Properties

Gas	$225,276,909		$264,428,021		$267,895,460		$204,682,365		$175,653,183
Oil	4,114,534		4,561,342		3,451,115		2,670,763		1,938,972
Other	279,101	[1]	1,384,848	[2]	2,405,486	[3]	3,314,808	[4]	(1,202,368)[5]

TOTAL	$229,670,544		$270,374,211		$273,752,061		$210,667,936		$176,389,787

Less Production Costs

Capital Expenditures	$27,354,003		$39,195,168		$19,127,698		$22,338,684		$20,590,704
Severance Tax — Gas	21,213,310		25,652,907		26,717,315		19,766,231		17,281,986
Severance Tax — Oil	406,776		460,702		362,023		253,022		174,750
Other	-0-		42,968		273,766		42,763		41,850
Lease Operating Expenses and Property Taxes	28,958,669		23,273,276		22,126,907		20,210,213		15,637,481

TOTAL	$77,932,758		$88,625,021		$68,607,709		$62,610,913		$53,726,771

Net Profits	$151,737,786		$181,749,190		$205,144,352		$148,057,023		$122,663,016
Net Overriding
Royalty Interest	75%		75%		75%		75%		75%
Royalty Income	$113,803,339		$136,311,892		$153,858,264		$111,042,767		$91,997,262

(1)	Represents funds allocated to the Trust as part of the ongoing negotiation of joint interest audit exceptions.

(2)	Represents funds allocated to the Trust as part of the ongoing negotiation of joint interest audit exceptions, and a portion of the arbitration award issued November 11, 2005 in favor of the Trust.

(3)	Represents funds allocated to the Trust as part of the negotiation of joint interest audit exceptions.

(4)	Represents funds allocated to the Trust as part of the ongoing negotiation of joint interest audit exceptions, interest received for resolved audit exceptions, and insurance proceeds for a business interruption claim.

(5)	Represents a settlement between BROG and the Mineral Management Service of the United States Department of the Interior.
DISTRIBUTABLE INCOME
“Distributable Income” (as that term is used herein) consists of Royalty Income plus interest, less the general and administrative expenses of the Trust and any changes in cash reserves established by the Trustee.
For the year ended December 31, 2007, Distributable Income was $113,221,235, representing a 16% decrease from 2006. For the year ended December 31, 2006, Distributable Income was $135,867,325, representing a 10% decrease from 2005. Distributable Income in 2005 was $151,560,081.
The Trust received Royalty Income of $113,803,339 and interest income of $1,401,849 in 2007. After deducting administrative expenses of $1,983,953, Distributable Income for 2007 was $113,221,235 ($2.429184 per Unit). In 2006, Royalty Income was $136,311,892, interest income was $1,207,360, and administrative expenses were $1,651,927, resulting in Distributable Income of $135,867,325 ($2.915055 per Unit). The decrease in Distributable Income from 2006 to 2007 was primarily attributable to lower natural gas pricing, higher lease operating expenses and reduced gas volumes. BROG has informed the Trust that the decrease in reported volumes was due in part to the natural production decline curve and in part to the adjustments in the first two quarters of 2007 for over accruals of gas production allocated to the Trust in 2006. Interest earnings in 2007 were higher, as compared to 2006, primarily due to additional interest paid to the Trust as a result of the granting of certain audit exceptions. Administrative expenses were higher in 2007, as compared to 2006, primarily due to costs incurred in connection with the special meeting of Unit holders on December 12, 2007, but also as a result of differences in timing in the receipt and payment of these expenses. See Note 9 to the financial statements filed herewith for a description of the special meeting.
In 2005, the Trust received Royalty Income of $153,858,264 and interest income of $167,367. After deducting administrative expenses of $2,465,550, Distributable Income for 2005 was $151,560,081 ($3.251747 per Unit). The 10% decrease in Distributable Income from 2005 to 2006 was primarily attributable to an approximately $20 million increase in capital expenditures in 2006 as compared to 2005. In addition, interest earnings in 2006 were higher, as compared to 2005, primarily due to additional interest received in July 2006 as partial payment of the Arbitration Award described in

'

Trustee’s Discussion and Analysis
Note 7 to the financial statements included herewith. Administrative expenses were lower in 2006, as compared to 2005. Higher expenses were incurred in 2005 primarily as a result of compliance with the new internal control, financial reporting and other requirements of the Sarbanes-Oxley Act of 2002, and costs incurred in resolving certain outstanding audit issues and obtaining the Arbitration Award.
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
OPERATING EXPENSES
Monthly operating expenses of the Underlying Properties, exclusive of property taxes, in 2007 averaged approximately $2,328,983, which is higher than the $1,871,974 average in 2006 and higher than the $1,769,538 average in 2005. Operating expenses have increased primarily because increased activity in the San Juan Basin strained the capacity of service vendors. Additionally, property tax accruals were increased beginning in March 2007.
SETTLEMENTS
As part of the September 4,1996, settlement of the litigation filed by the Trustee on June 4,1992 against BROG and Southland, the Trustee and BROG established a formal protocol pursuant to which joint interest auditors retained by the Trustee gained improved access to BROG’s books and records as applicable to the Underlying Properties. The audit process was initiated in 1996 and, since inception, has resulted in audit exceptions being granted by and payments or credits received from BROG totaling approximately $24,000,000.
CAPITAL EXPENDITURES
During 2007 in calculating Royalty Income, BROG deducted approximately $27.4 million of capital expenditures for projects, including drilling and completion of 45 gross (21.47 net) conventional wells and 21 gross (15.31 net) coal seam wells. There were 10 gross (0.35 net) conventional wells and nine gross (4.52 net) coal seam wells in progress as of December 31, 2007. All of the wells were development wells.
The aggregate capital expenditures reported by BROG in calculating Royalty Income for 2007 include approximately $16.8 million attributable to the capital budgets for prior years. This occurs because projects within a given year’s budget may extend into subsequent years, with capital expenditures attributable to those projects used in calculating Distributable Income to the Trust in those subsequent years. Further, BROG’s accounting period for capital expenditures runs through November 30 of each calendar year, such that capital expenditures incurred in December of each year are actually accounted for as part of the following year’s capital expenditures. In addition, with respect to wells not operated by BROG, BROG’s share of capital expenditures may not actually be paid by it until the year or years after those expenses were incurred by the operator.
Capital expenditures of approximately $10.6 million for 2007 budgeted projects were used in calculating net proceeds payable to the Trust in calendar year 2007. The $10.6 million covered 140 projects, including the drilling of 79 new wells operated by Burlington and 1 new well operated by a third party. New drilling activity was at an aggregate cost of approximately $7.8 million. The balance of the expenditures was attributable to the workover of existing wells and the maintenance and improvement of production facilities.
During 2006, in calculating Royalty Income, BROG deducted approximately $39.2 million of capital expenditures for projects, including drilling and completion of 115 gross (24.14 net) conventional wells, two gross (0.003 net) payadds, two gross (1.74 net) recompletions, three gross (2.50 net) restimulations, 44 gross (14.63 net) coal seam wells, seven gross (0.28 net) coal seam payadds, two gross (0.48 net) coal seam recompletions, and two gross (0.08 net) coal seam miscellaneous capital projects. There were 100 gross (26.27 net) conventional wells, 14 gross (0.39 net) payadds, seven gross (3.49 net) recompletions, six gross (4.02 net) restimulations, four gross (0.02 net) miscellaneous capital projects, 28 gross (11.79 net) coal seam wells, one gross (0.04 net) coal seam payadd, five gross (3.57 net) coal seam recompletions, and two gross (0.004 net) coal seam restimulations in progress as of December 31, 2006. All of the wells were development wells.
During 2005, in calculating Royalty Income, BROG deducted approximately $19.1 million of capital expenditures for projects, including drilling and completion of 38 gross (2.72 net) conventional wells, five gross (0.011 net) payadds, one gross (0.57 net) conventional restimulation, 25 gross (2.89 net) coal seam wells, one gross (0.99 net) coal seam recavitation, two gross (0.61 net) coal seam recompletions, and five gross (0.20 net) miscellaneous coal seam capital projects. There were 110 gross (19.08 net) conventional wells, eight gross (1.73 net) payadds, six gross (3.30 net) conventional recompletions, seven gross (5.04 net) conventional restimulations, 59 gross (10.06 net) coal seam wells, five gross (2.32 net) coal seam recompletions, and one gross (0.04 net) miscellaneous coal seam capital project in progress as of December 31, 2005. All of the wells were development wells.
BROG has informed the Trust that it has revised the 2008 budget for capital expenditures for the Underlying Properties to $24.4 million, an increase from the $18.3 million that was previously disclosed in the Trust’s press release dated February 19, 2008. Approximately 35% of the planned expenditures will be on Fruitland Coal formation projects with the remainder to be spent on conventional projects. In addition, Burlington estimates that during 2008 it will incur capital expenses in the amount of approximately $5 million attributable to the capital budgets for 2007 and prior years. Burlington reports that based on its actual capital requirements, the pace of regulatory approvals, the mix of projects and swings in the price of natural gas, the actual capital expenditures for 2008 could range from $15 million to $50 million.

Trustee’s Discussion and Analysis
BROG anticipates 361 projects in 2008 at an aggregate cost of $24.4 million. Approximately $19.7 million of that budget is allocable to 70 new wells, including 37 wells scheduled to be dually completed in the Mesaverde and Dakota formations at an aggregate projected cost of approximately $9.4 million, and four wells to be completed to the Dakota formation at an aggregate cost of approximately $2.3 million. BROG indicates that 16 of the new wells, at an aggregate cost of approximately $7.3 million, are projected to be drilled to formations producing coal seam gas. BROG also mentioned that the possible implementation of new rules restricting the use of open reserve pits could reduce the number of projects due to increased compliance costs. Of the $5 million attributable to the budgets for prior years, approximately $2 million is allocable to new wells to be operated by BROG; an estimated $1 million is allocable to new wells to be operated by others; and the $2 million balance will be applied to miscellaneous capital projects such as workovers and operated facility projects.
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

Adobe structures, constructed with a mixture of sand, soil, straw and water, are typical of the area. The architecture blends in with surrounding land, while the BRIGHT BLUE DOORS are the same shade as the sky.

10

Trustee’s Discussion and Analysis
RESULTS OF THE 4TH QUARTERS OF 2007 & 2006
For the three months ended December 31, 2007, Distributable Income was $26,032,582 ($0.558534 per Unit), which was less than the $26,356,915 ($0.565491 per Unit) of income distributed during the same period in 2006. The decrease in Distributable Income resulted primarily from a decrease in reported volumes.
Royalty Income of the Trust for the fourth quarter is based on actual gas and oil production during August through October of each year. Gas and oil sales for the quarters ended December 31, 2007 and 2006 were as follows:

	2007	2006
Underlying Properties

Gas — Mcf	9,427,385	9,782,562
Mcf per Day	102,472	106,332
Average Price (per Mcf)	$5.41	$5.49
Oil-Bbls	14,583	14,992
Bbls per Day	159	163
Average Price (per Bbl)	$75.59	$60.72

Attributable to the Royalty

Gas — Mcf	5,229,676	5,156,724
Oil — Bbls	8,055	7,794
The average price of gas decreased and the average price of oil increased in the fourth quarter of 2007 compared to the same period of 2006. The price per barrel of oil during the fourth quarter of 2007 was $14.87 per Bbl higher than that received in the fourth quarter of 2006 due to increases in oil prices in world markets generally, including the posted price applicable to the Royalty. Gas production decreased in the fourth quarter of 2007 because new production brought on line in 2007 failed to completely offset the natural decline in production from existing wells. In addition, on November 28, 2007, a fire occurred at the Ignacio gas processing plant and that plant was shut down by its operator, Williams Field Services. The Ignacio plant has a processing capacity of approximately 450 MMcf per day. Williams and other interested parties including BROG have reported that they worked to re-route gas to other plants during the period the plant was closed. The plant was brought back on line in January 2008 and was fully operational the following month. No reliable prediction can be made as to what impact, if any, this event may have upon the processing and sale of gas volumes used in the calculation of the Royalty.
Capital costs for the fourth quarter of 2007 totaled $5,005,517 compared to $8,436,427 during the same period of 2006. Lease operating expenses and property taxes for the fourth quarter of 2007 averaged $2,452,069 per month compared to $1,819,291 per month in the fourth quarter of 2006. Operating expenses were higher in the fourth quarter of 2007 than for the fourth quarter of 2006 primarily due to increased compression costs, salt water, disposal costs, fuel gas costs on compressors and salt water disposal wells and an increase in the accruals for ad valorem taxes.
Based on 46,608,796 Units outstanding, the per-Unit distributions during the fourth quarter of 2007 and 2006 were as follows:

	2007	2006
October	$.193305	$.257200
November	.173684	.210820
December	.191545	.097471

QUARTER TOTAL	$.558534	$.565491

Located in a Mission Completed in 1640, this street-level door provided a means to store provisions and animals. The placement of the entrance was unusual at the time – most entrances were located on the roofs for added security.

12

San Juan Basin Royalty Trust
STATEMENTS OF ASSETS, LIABILITIES AND TRUST CORPUS
December 31, 2007 and 2006

	2007	2006
ASSETS
Cash and Short-Term Investments	$9,042,528	$4,657,886
Net Overriding Royalty Interests in Producing Oil and Gas Properties — Net	19,880,888	21,823,390

TOTAL	$28,923,416	$26,481,276

	2007	2006
Liabilities and Trust Corpus
Distribution Payable to Unit holders	$8,927,670	$4,543,028
Cash Reserves	114,858	114,858
Trust Corpus — 46,608,796 Units of Beneficial Interest Authorized and Outstanding	19,880,888	21,823,390

TOTAL	$28,923,416	$26,481,276

STATEMENTS OF DISTRIBUTABLE INCOME
For the three years ended December 31, 2007

	2007	2006	2005
Royalty Income	$113,803,339	$136,311,892	$153,858,264
Interest Income	1,401,849	1,207,360	167,367

	115,205,188	137,519,252	154,025,631

Expenditures — General and Administrative	1,983,953	1,651,927	2,465,550
Distributable Income	$113,221,235	$135,867,325	$151,560,081

Distributable Income per Unit (46,608,796 Units)	$2.429184	$2.915055	$3.251747

STATEMENTS OF CHANGES IN TRUST CORPUS
For the three years ended December 31, 2007

	2007	2006	2005
Trust Corpus, Beginning of Period	$21,823,390	$23,881,494	$26,674,821
Amortization of Net Overriding Royalty Interest	(1,942,502)	(2,058,104)	(2,793,327)
Distributable Income	113,221,235	135,867,325	151,560,081
Distributions Declared	(113,221,235)	(135,867,325)	(151,560,081)

Trust Corpus, End of Period	$19,880,888	$21,823,390	$23,881,494

These financial statements should be read in conjunction with the accompanying Notes to Financial Statements included herein.

Notes to Financial Statements
1. TRUST ORGANIZATION AND PROVISIONS
The San Juan Basin Royalty Trust (“Trust”) was established as of November 1, 1980. Southland Royalty Company (“Southland”) conveyed to the Trust a 75% net overriding royalty interest (“Royalty”) carved out of Southland’s working interests and royalty interests (the “Underlying Properties”) in the properties located in the San Juan Basin in northwestern New Mexico. Through an acquisition completed March 24, 2006, Compass Bank succeeded TexasBank as “Trustee” (herein so called) of the Trust. On September 7, 2007, Compass Bancshares, Inc. was acquired by Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”) and is now a wholly-owned subsidiary of BBVA.
On November 3, 1980, units of beneficial interest (“Units”) in the Trust were distributed to the Trustee for the benefit of Southland shareholders of record as of November 3, 1980, who received one Unit in the Trust for each share of Southland common stock held. The Units are traded on the New York Stock Exchange.
The terms of the Trust Indenture provide, among other things, that:
•	The Trust shall not engage in any business or commercial activity of any kind or acquire any assets other than those initially conveyed to the Trust;
•	The Trustee may sell up to one percent (1%) of the value (based on prior year engineering reports) of the Royalty in any 12-month period, but otherwise may not sell all or any part of the Royalty unless approved by holders of 75% of all Units outstanding. In either case, the sale must be for cash and the proceeds promptly distributed;
•	The Trustee may establish a cash reserve for the payment of any liability which is contingent or uncertain in amount;
•	The Trustee is authorized to borrow funds to pay liabilities of the Trust; and
•	The Trustee will make monthly cash distributions to Unit holders (see Note 2).
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
The initial carrying value of the Royalty ($133,275,528) represented Southland’s historical net book value at the date of the transfer of the Trust. Accumulated amortization as of December 31, 2007 and 2006 aggregated $113,394,640 and $111,452,138, respectively.
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
The financial statements of the Trust differ from financial statements prepared in accordance with United States generally accepted accounting principles (“GAAP”) because revenues are not accrued in the month of production; certain cash reserves may be established for contingencies which would not be accrued in financial statements prepared in accordance with GAAP; expenses are recorded when paid instead of when incurred; and amortization of the Royalty calculated on a unit-of-production basis is charged directly to trust corpus instead of an expense. The basis of accounting used by the Trust is widely used by royalty trusts for financial reporting purposes.
4. FEDERAL INCOME TAXES
For federal income tax purposes, the Trust constitutes a fixed investment trust which is taxed as a grantor trust. A grantor trust is not subject to tax at the trust level. The Unit holders are considered to own the Trust’s income and principal as though no trust were in existence. The income of the Trust is deemed to have been received

Notes to Financial Statements
or accrued by each Unit holder at the time such income is received or accrued by the Trust rather than when distributed by the Trust.
The San Juan Basin Royalty Trust is a widely held fixed investment trust (“WHFIT”) classified as a non-mortgage widely held fixed investment trust (“NMWHFIT”) for federal income tax purposes. Compass Bank, Trustee, is the representative of the Trust that will provide tax information in accordance with the applicable U.S. Treasury Regulations governing the information reporting requirements of the Trust as a WHFIT and a NMWHFIT.
The Royalty constitutes an “economic interest” in oil and gas properties for federal income tax purposes. Unit holders must report their share of the production revenues of the Trust as ordinary income from oil and gas royalties and are entitled to claim depletion with respect to such income. The Royalty is treated as a single property for depletion purposes. The Trust has on file technical advice memoranda confirming such tax treatment.
Sales of gas production from certain coal seam wells drilled prior to January 1, 1993, qualified for federal income tax credits under Section 29 (now Section 45K) of the Internal Revenue Code of 1986, as amended (the “Code”), through 2002 but not thereafter. Accordingly, under present law, the Trust’s production and sale of gas from coal seam wells does not qualify for tax credit under Section 45K of the Code (the “Section 45 Tax Credit”). Congress has at various times since 2002 considered energy legislation, including provisions to reinstate the Section 45 Tax Credit in various ways and to various extents, but no legislation that would qualify the Trust’s current production for such credit has been enacted. For example, on August 8, 2005, new energy tax legislation was enacted which, among other things, modified the Section 45 Tax Credit in several respects, but did not extend the credit for production from coal seam wells. No prediction can be made as to what future tax legislation affecting Section 45K of the Code may be proposed or enacted or, if enacted, its impact, if any, on the Trust and the Unit holders.
The classification of the Trust’s income for purposes of the passive loss rules may be important to a Unit holder. As a result of the Tax Reform Act of 1986, royalty income such as that derived through the Trust will generally be treated as portfolio income that may not be offset or reduced by passive losses.
5. CERTAIN CONTRACTS
BROG previously entered into two contracts for the sale of all volumes of gas produced from the Underlying Properties. These contracts provided for (i) the sale of such gas to Duke Energy and Marketing, L.LC. and PNM Gas Services (“PNM”), respectively, (ii) the delivery of such gas at various delivery points through March 31, 2005, and from year-to-year thereafter until terminated by either party on 12 months’ notice, and (iii) the sale of such gas at prices which fluctuate in accordance with published indices for gas sold in the San Juan Basin of northwestern New Mexico. Effective January 1, 2004, the rights and obligations of Duke Energy and Marketing L.L.C. were assumed by ConocoPhillips Company (“ConocoPhillips”) pursuant to an Assignment and Novation Agreement. By correspondence dated March 25, 2004, BROG notified ConocoPhillips of BROG’s election to terminate such contract as of March 31, 2005. BROG then prepared a form of request for proposal and circulated it to a number of potential purchasers, including ConocoPhillips, inviting them to bid for the purchase of the gas currently sold under the contract expiring March 31, 2005. Effective as of April 1, 2005, BROG entered into two new contracts for the sale of all volumes of gas produced from the Underlying Properties and formerly sold to ConocoPhillips. These new contracts provide for (i) the sale of such gas to ChevronTexaco Natural Gas, a division of Chevron U.S.A. Inc. (“ChevronTexaco”), and Coral Energy Resources, LP. (“Coral”), respectively, (ii) the delivery of such gas at various delivery points through March 31, 2007, and from year-to-year thereafter until terminated by either party on 12-months’ notice, and (iii) the sale of such gas at prices which fluctuate in accordance with the published indices for gas sold in the San Juan Basin of northwestern New Mexico. With respect to BROG’s contract with PNM, BROG and PNM entered into a letter agreement dated January 31, 2005, pursuant to which the term of that contract was adjusted to coincide with the contracts with ChevronTexaco and Coral. Neither BROG nor any of ChevronTexaco, Coral nor PNM gave notice by March 31, 2007 to terminate the three contracts described above for the sale of all volumes of gas produced from the Underlying Properties and, accordingly, the terms of those contracts have been extended at least through March 31, 2009. On January 15, 2008, PNM Resources, the corporate parent of PNM, announced a definitive agreement to sell its natural gas operations to a subsidiary of Continental Energy Systems. The sale is conditioned upon regulatory approval and customary closing conditions and is currently expected to close by the end of 2008.
Confidentiality agreements with purchasers of gas produced from the Underlying Properties prohibit public disclosure of certain terms and conditions of gas sales contracts with those entities, including specific pricing terms and gas receipt points. Such disclosure could compromise the ability to compete effectively in the marketplace for the sale of gas produced from the Underlying Properties.
6. SIGNIFICANT CUSTOMERS
Information as to significant purchasers of oil and gas production attributable to the Trust’s economic interests is included in Note 5 above and Item 2 of the Trust’s Annual Report on Form 10-K, which is included in this report.
7. SETTLEMENTS AND LITIGATION
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
In 2007, as part of the ongoing negotiations between the Trust and BROG concerning a number of revenue and expense audit issues,

Notes to Financial Statements
an aggregate of $1,489,209 was included in calculating net proceeds paid to the Trust, together with interest of $1,480,765 in settlement of certain of those audit issues.
In each instance, the settlements described above as having been paid to the Trust in 2005 through 2007 were received in the form of increased revenues, reduced overhead, interest on late payments, or other payments or allocations, many of which do not appear as separate line items in the tables included in the Trustee’s Discussion and Analysis.
On November 11, 2005, an Arbitration Award was issued in favor of the Trust in the aggregate amount of $7,683,699 in arbitration styled San Juan Basin Royalty Trust vs. Burlington Resources Oil & Gas Company LP. The purpose of the arbitration was to resolve certain joint interest audit issues as between the parties to the arbitration. On November 21, 2005, BROG filed a lawsuit in the state District Court of Harris County, Texas alleging that the award in favor of the Trust should be vacated or modified. BROG also sought to recover its attorneys’ fees. On April 20, 2006, the state District Court of Harris County, Texas entered an Order denying BROG’s motion to vacate and granting the Trust’s application to confirm the Arbitration Award and on June 6, 2006, rendered a final judgment in favor of the Trust. However, on May 22, 2006, BROG filed a Notice of Appeal indicating its desire to appeal the Order and any final judgment confirming the Arbitration Award and on July 5, 2006, filed a Motion for New Trial in the state District Court of Harris County, Texas, urging substantially similar arguments made at the hearing. BROG’s Motion for New Trial was overruled on August 4, 2006. BROG’s distribution to the Trust for July 2006 included $1,534,182 representing a portion of the Arbitration Award, plus accrued interest. Of this amount, $1,325,826 (the equivalent of $994,370 grossed up to account for the Trust’s 75% net overriding royalty interest) was included in calculating the net proceeds paid to the Trust, and the accrued interest thereon was $539,812. In August 2007 the First Court of Appeals issued an opinion reversing the judgment of the trial court and vacating the Arbitration Award as it relates to the unpaid balance. The Trust filed a Petition for Review in the Supreme Court of Texas. On January 11 2008, the Texas Supreme Court declined to review the ruling of the Court of Appeals. The Trust is considering the remedies available to it. No estimate can be given at this time as to either the date the litigation process will be completed or the eventual outcome.
8. PROVED OIL AND GAS RESERVES (UNAUDITED)
Proved oil and gas reserve information is included in Item 2 of the Trust’s Annual Report on Form 10-K which is included in this report.
9. AMENDMENTS to the TRUST’S INDENTURE
At a special meeting of Unit holders on December 12, 2007, the Unit holders approved four proposals amending the Trust’s Amended and Restated Royalty Trust Indenture, the governing document of the Trust. The proposals approved and adopted permit a direct registration system, allow the Trustee to sell up to 1% of the value of the royalty in any 12-month period if the Trustee determines the sale to be in the best interests of the Unit holders, allow electronic voting and revise the types of investments in which the Trustee is permitted to invest. Additional information concerning these amendments is included in Item 4 of the Trust’s Annual Report on Form 10-K, which is included in this report.
10. QUARTERLY SCHEDULE OF DISTRIBUTABLE INCOME (UNAUDITED)
The following is a summary of the unaudited quarterly schedule of distributable income for the two years ended December 31, 2007 (in thousands, except per-unit amounts):

			DISTRIBUTABLE
	ROYALTY	DISTRIBUTABLE	INCOME AND
	INCOME	INCOME	DISTRIBUTION PER UNIT
2007
First Quarter	$23,949	$24,008	$.515094
Second Quarter	26,288	25,795	.553449
Third Quarter	37,087	37,385	.802107
Fourth Quarter	26,479	26,033	.558534

TOTAL	$113,803	$113,221	$2.429184

2006
First Quarter	$50,481	$50,490	$1.083276
Second Quarter	28,532	27,933	.599299
Third Quarter	30,780	31,087	.666989
Fourth Quarter	26,519	26,357	.565491

TOTAL	$136,312	$135,867	$2.915055

Report of Independent Registered Public Accounting Firm
WE HAVE AUDITED THE ACCOMPANYING STATEMENTS of assets, liabilities and trust corpus of the San Juan Basin Royalty Trust as of December 31, 2007 and 2006 and the related statements of distributable income and changes in trust corpus for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Trustee. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the assets, liabilities and trust corpus of the San Juan Basin RoyaltyTrust as of December 31, 2007 and 2006 and the distributable income and changes in trust corpus for each of the three years in the period ended December 31, 2007, on the basis of accounting described in Note 3 to the financial statements.
We have also audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), of the Trust’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 29, 2008, expressed an unqualified opinion thereon.

WEAVER AND TlDWELL, L.L.P.

Fort Worth, Texas
February 29, 2008
SAN JUAN BASIN ROYALTY TRUST
Compass Bank, Trustee
2525 Ridgmar Boulevard, Suite 100
Fort Worth, Texas 76116
Toll-free telephone: 866.809.4553
www.sjbrt.com
sjt@compassbank.com
AUDITORS
Weaver and Tidwell, L.L.P.
Fort Worth, Texas
LEGAL COUNSEL
Vinson & Elkins L.L.P.
Dallas, Texas
TRANSFER AGENT
Computershare Investor Services
P.O. Box 43078
Providence, Rl 02940-43078
www.computershare.com
For questions about distribution checks, address changes, and transfer procedures call 312-360-5154

Glossary of Terms
AGGREGATE MONTHLY DISTRIBUTION: An amount paid to Unit holders equal to the Royalty Income received by the Trustee during a calendar month plus interest, less the general and administrative expenses of the Trust, adjusted by any changes in cash reserves.
BBL: Barrel, generally 42 U.S. gallons measured at 6o°F.
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
HORIZONTAL WELL: A well that begins as a vertical or inclined linear bore, which extends from the surface to a subsurface location just above the target oil or gas reservoir, then bears off to intersect the reservoir and, thereafter, continues at a near-horizontal attitude to substantially or entirely remain within the reservoir until the desired bottom hole location is reached.
INDENTURE: The Amended and Restated Royalty Trust Indenture, dated December 12, 2007 (the original Royalty Trust Indenture, dated November 1, 1980 having been entered into between Southland Royalty Company and The Fort Worth National Bank, as Trustee, which was amended and restated effective September 30, 2002).
INFILL DRILLING: The drilling of wells intended to be completed to proven reservoirs or formations, sometimes occurring in conjunction with regulatory approval for increased density in the spacing of wells.
LEASE OPERATING EXPENSES: Expenses incurred in the operation of a producing property as apportioned among the several parties in interest.
MCF: 1 ,000 cubic feet; the standard unit for measuring the volume of natural gas.
MMBTU: One million British thermal units.
MULTIPLE COMPLETION WELL: A well which produces simultaneously, with or without separate tubing strings, from two or more producing horizons or alternatively from each.
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
PROVED DEVELOPED RESERVES: Those Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. See 17 CFR 210.4-10(a) (3).
PROVED RESERVES: The estimated quantities of crude oil, natural gas and natural gas liquids which, geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known oil and gas reservoirs under existing economic and operating conditions. See 17 CFR 210.4-10(a) (2)-2(iii).
PROVED UNDEVELOPED RESERVES: Those Reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. See 17 CFR 210.4-10(a) (4).
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
ROYALTY INCOME: The monthly Net Proceeds attributable to the Royalty.
SECTION 45K TAX CREDIT: A Federal income tax credit available under Section 45K of the Internal Revenue Code of 1986, as amended, for coal seam gas (and certain other nonconventional fuels) that was (i) sold prior to January 1, 2003 and (ii) produced from wells drilled (or certain later recompletions treated as wells drilled) after December 31, 1979, but prior to January 1, 1993.
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

SAN AUAN BASIN ROYALTY TRUST Compass Bank, Trustee — 2525 Ridgmar Boulevard, Suite 100 — Fort Worth, Texas 76116 TOLL FREE 866.809.4553 — www.sjbrt.com — sjt@compassbank. com