Form 10-K, Exhibit 13
period 2008-12-31
SAN JUAN BASIN ROYALTY TRUST
filed 2009-03-02
CIK 319655

Exhibit 13
San Juan Basin royalty Trust annual report & form 10-k (two thousand eight)

SUNSET STORM New Mexico

the TRUST
THE PRINCIPAL ASSET of the San Juan Basin Royalty Trust (the “Trust”) consists of a 75% net overriding royalty interest (the “Royalty”) carved out of certain oil and gas leasehold and royalty interests (the “Underlying Properties”) in properties located in the San Juan Basin of northwestern New Mexico.
Units of Beneficial Interest
The units of beneficial interest of the Trust (the “Units”) are traded on the New York Stock Exchange under the symbol “SJT.” At February 25, 2009 the closing price of a Unit was $15.51. From January 1, 2007, to December 31, 2008, the quarterly high and low sales prices and the aggregate amount of monthly distributions per Unit paid each quarter were as follows:
2008 HIGH LOW DISTRIBUTIONS Paid —— —— -— —
First Quarter $39.9900 $31.9500 $ .539184
Second Quarter 47.2500 36.4400 .751770
Third Quarter 46.7100 35.1100 1.120455
Fourth Quarter 38.8500 21.9900 .658424
— TOTAL for 2008 $3.069833
—
2007 —
First Quarter $33.5400 $29.3900 $ .515094
Second Quarter 33.6500 30.6000 .553449
Third Quarter 34.8900 31.0300 .802107
Fourth Quarter 38.0500 33.0000 .558534
— TOTAL for 2007 $2.429184
—
At February 18, 2009, there were 46,608,796 Units outstanding held by 1,540 Unit holders of record. The following table presents information relating to the distribution of record ownership of Units:
NUMBER of UNITS TYPE of UNIT HOLDER UNIT Holders Held —— —— —
Individuals, Joint Holders and Minors 1,361 1,771,104
Fiduciaries 142 477,396
Clubs, Associations or Societies 6 13,117
Depositary (for all beneficial holders) 1 44,036,416
Corporations 30 310,763
— TOTAL 1,540 46,608,796
—— —
( one )

To UNIT HOLDERS WE are pleased to present the 2008 Annual report of the San Juan Basin Royalty Trust. The report includes a copy of the Trust’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “Commission”) for the year ended December 31, 2008, without exhibits. The Form 10-K contains important information concerning the Underlying Properties, as defined below, including the oil and gas reserves attributable to the 75% net overriding royalty interest owned by the Trust. Production figures provided in this letter and in the Trustee’s Discussion and Analysis are based on information provided by Burlington Resources Oil & Gas Company LP (“BROG”), the current owner of the Underlying Properties and the successor, through a series of assignments and mergers, to Southland Royalty Company (“Southland”). The Trust was established in November 1980 by Southland. Pursuant to the Indenture that governs the operations of the Trust, Southland conveyed to the Trust a 75% net overriding royalty interest (equivalent to a net profits interest) (the “Royalty”), carved out of Southland Royalty’s oil and gas leasehold and royalty interests (the “Underlying Properties”) in properties in the San Juan Basin of northwestern New Mexico.
The Royalty constitutes the principal asset of the Trust. Under the Indenture governing the Trust, the function of Compass Bank, as Trustee, is to collect the net proceeds attributable to the Royalty (“Royalty Income”), to pay all expenses and charges of the Trust, and then distribute the remaining available income to the Unit holders. Income distributed to Unit holders in 2008 was $143,081,245 or $3.069833 per Unit. Distributable income for 2008 consisted of Royalty Income of $144,588,156 plus interest income of $388,454, less administrative expenses of $1,895,365. Information about the Trust’s estimated proved reserves of gas, including coal seam gas, and of oil as well as the present value of net revenues discounted at 10% can be found in Item 2 of the accompanying Form 10-K.
Certain Royalty Income is generally considered portfolio income under the passive loss rules of the Internal Revenue Code of 1986, as amended. Therefore, Unit holders should generally not consider the taxable income from the Trust to be passive income in determining net passive income or loss. Unit holders should consult their tax advisors for further information. Unit holders of record will continue to receive an individualized tax information letter for each of the quarters ending March 31, June 30 and September 30, 2009, and for the year ending December 31, 2009. Unit holders owning Units in nominee name may obtain monthly tax information from the Trust’s Web site or from the Trustee upon request. For the reader’s convenience, a glossary of definitions used in this report can be found on the inside back cover. Please visit our Web site at www.sjbrt.com to access news releases, reports, Commission filings and tax information.
Compass Bank, Trustee By: Lee Ann Anderson
Lee Ann Anderson Vice President and Senior Trust Officer

Sentinels of NEW MEXICO

DESCRIPTION of the PROPERTIES
THE principal asset of the Trust is a 75% net overriding royalty interest (the “Royalty”) carved out of certain working, royalty and other leasehold interests (the “Underlying Properties”) owned by BROG in oil and gas properties located in the San Juan Basin, and more particularly in San Juan, Rio Arriba and Sandoval Counties of northwestern New Mexico. The Underlying Properties consist of working interests, royalty interests, overriding royalty interests and other contractual rights in 151,900 gross (119,000 net) acres and 3,903 gross (1,137 net) wells calculated on a well bore basis and not including multiple completions as separate wells.
The Underlying Properties have historically produced gas primarily from conventional wells drilled to three major formations: the Pictured Cliffs, the Mesaverde and the Dakota, ranging in depth from 1,500 to 8,000 feet. The characteristics of these reservoirs result in the wells having very long productive lives. A production index for oil and gas properties is derived by dividing remaining reserves by current production. Based upon the reserve report prepared by the Trust’s independent petroleum engineers as of December 31, 2008, the production index for the Underlying Properties is estimated to be approximately eight years. The production index is subject to change from year-to-year based on reserve revisions and production levels and is not presented as an estimate of the life expectancy of the Trust. Among the factors considered by engineers in estimating remaining reserves of natural gas is the applicable sales price for gas. As the sales price increases, the producer can justify expending higher lifting costs and therefore reasonably expect to recover more of the known reserves. Accordingly, as gas prices rise, the production index increases and vice versa.
In addition to gas from conventional wells, the Underlying Properties also produce gas from coal seam wells completed to the Fruitland Coal formation. The process of removing coal seam gas is often referred to as degasification or desorption. Millions of years ago, natural gas was generated in the process of coal formation and absorbed into the coal. Water later filled the natural fracture system. When the water is removed from the natural fracture system, reservoir pressure is lowered and the gas desorbs from the coal. The desorbed gas then flows through the fracture system and is produced at the well bore. The volume of formation water production typically declines with time and the gas production may increase for a period of time before starting to decline. In order to dispose of the formation water, surface facilities including pumping units are required. The price of coal seam gas is typically lower than the price of conventional gas. This is because the heating value of coal seam gas is much lower than that of conventional gas due to (a) ever increasing percentages of carbon dioxide in coal seam gas (carbon dioxide has no heating value), and (b) the absence of heavier hydrocarbons such as ethanes, propanes, and butanes which are present in conventional gas. Furthermore, the processing fees for coal seam gas are typically higher than the processing fees for conventional gas due to the cost of extracting the carbon dioxide.
In February 2002, BROG informed the Trust that the New Mexico Oil Conservation Division (the “OCD”) had approved plans for 80-acre infill drilling of the Dakota formation in the San Juan Basin. In July 2003, the OCD approved 160-acre spacing in the Fruitland Coal formation. Eighty-acre spacing has been permitted in the Mesaverde formation since 1997. In 2008, BROG participated in a study involving a total of 15 test wells completed to the Mesaverde and/or Dakota formations, with some of the test wells drilled on a 40-acre spacing basis. In addition, BROG participated in a pilot project for the drilling of two horizontal wells to the Dakota formation. Although neither of the horizontal wells were drilled on acreage burdened by the Royalty, the pilot project could have implications for the San Juan Basin generally.
The Federal Energy Regulatory Commission is primarily responsible for federal regulation of natural gas. For a further discussion of gas pricing, gas purchasers, gas production and regulatory matters affecting gas production see Item 2, “Properties,” in the accompanying Form 10-K.
(four)

TRUSTEE’S DISCUSSION and ANALYSIS Gas and Oil Production
Total gas and oil production from the Underlying Properties for the five years ended December 31, 2008 were as follows:
2008 2007 2006 2005 2004 —— —— —— —— —
Gas — Mcf Mcf per 34,527,043 94,336 36,961,349 101,264 40,900,570 112,056 42,867,162 117,444 44,015,816 120,262 Day Oil- Bbls Bbls 50,323 137 65,755 180 74,438 204 69,558 191 77,341 211 per Day
Royalty Income for a calendar year is based on the actual gas and oil production during the period beginning with November of the preceding calendar year through October of the current calendar year. Gas and oil sales attributable to the Royalty for the past five years are summarized in the following table:
2008 2007 2006 2005 2004 —— —— —— —— —
Gas — Mcf Average 19,529,046 $8.28 20,116,806 $6.11 22,475,405 $6.55 26,600,644 $6.27 25,324,435 $4.68 Price (Per Mcf) 28,221 $99.32 35,129 $63.14 40,702 $61.30 43,142 $49.62 44,832 $34.81 Oil- Bbls Average Price (Per Bbl)
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
The fluctuations in annual gas production that have occurred during these five years generally resulted from changes in the demand for gas during that time, marketing conditions, and increased capital spending to generate production from new and existing wells, as offset by the natural production decline curve. Production from the Underlying Properties is influenced by the line pressure of the gas gathering systems in the San Juan Basin. As noted above, oil and gas sales attributable to the Royalty are based on an allocation formula dependent on many factors, including oil and gas prices and capital expenditures.
BROG previously entered into three contracts for the sale of all volumes of gas produced from the Underlying Properties to ChevronTexaco Natural Gas, a division of Chevron U.S.A. Inc.
(“ChevronTexaco”), Coral Energy Resources, L.P. (“Coral”), and PNM Gas Services (“PNM”), respectively. All three contracts provide for (i) the delivery of such gas at various delivery points through March 31, 2007 and from year-to-year thereafter, until terminated by either party on 12 months’ notice; and (ii) the sale of such gas at prices which fluctuate in accordance with the published indices for gas sold in the San Juan Basin of northwestern New Mexico. In March 2008, both ChevronTexaco and Coral notified BROG of their election to terminate their respective contracts effective March 31, 2009. Requests for proposal have been circulated to potential purchasers of the packages of gas covered by the expiring contracts, and the responses to those requests are currently being evaluated by BROG and the Trust’s independent gas marketing consultants. Neither BROG nor PNM gave notice of termination with respect to the PNM contract and, accordingly, the term of that contract has been extended at least through March 31, 2010.
Confidentiality agreements with purchasers of gas produced from the Underlying Properties prohibit public disclosure of certain terms and conditions of gas sales contracts with those entities, including specific pricing terms and gas receipt points. Such disclosure could compromise the ability to compete effectively in the marketplace for the sale of gas produced from the Underlying Properties.
(five)

TRUSTEE’S DISCUSSION and ANALYSIS
Royalty income
Royalty Income consists of monthly Net Proceeds attributable to the Royalty. Royalty Income for the five years ended December 31, 2008 was determined as shown in the following table:
Gross Proceeds from the 2008 2007 2006 2005 2004
Underlying Properties —— —— —— —— —— —
Gas $274,759,523 $225,276,909 $264,428,021 $267,895,460 $204,682,365
Oil 4,944,422 4,114,534 4,561,342 3,451,115 2,670,763
Other -0- 279,101[1] 1,384,848[2] 2,405,486 [3] 3,314,808 [4] —— —— —— —— — TOTAL $279,703,945 $229,670,544 $270,374,211 $273,752,061 $210,667,936
—— —— —— —— —
Less Production Costs 2008 2007 2006 2005 2004
—— —— —— —— —— —
Capital Expenditures $ 26,992,650 $ 27,354,003 $ 39,195,168 $ 19,127,698 $ 22,338,684
Severance Tax — Gas 25,500,279 21,213,310 25,652,907 26,717,315 19,766,231
Severance Tax — Oil 483,725 406,776 460,702 362,023 253,022
Other -0- -0- 42,968 273,766 42,763
Lease Operating Expenses and 33,943,082 28,958,669 23,273,276 22,126,907 20,210,213
Property Taxes —— —— —— —— — TOTAL $ 86,919,736 $ 77,932,758 $ 88,625,021 $ 68,607,709 $ 62,610,913
—— —— —— —— —
Net Profits $192,784,209 $151,737,786 $181,749,190 $205,144,352 $148,057,023
Net Overriding Royalty Interest 75% 75% 75% 75% 75% Royalty Income $144,588,156 $113,803,339 $136,311,892 $153,858,264 $111,042,767
—— —— —— —— —
1 Represents funds allocated to the Trust as part of the ongoing negotiation of joint interest audit exceptions. 2 Represents funds allocated to the Trust as part of the ongoing negotiation of joint interest audit exceptions, and a portion of the arbitration award issued November 11, 2005 in favor of the Trust, and interest thereon. 3 Represents funds allocated to the Trust as part of the ongoing negotiation of joint interest audit exceptions, interest received for resolved audit exceptions, and insurance proceeds for a business interruption claim. 4 Represents a settlement between BROG and the Mineral Management Service of the United States Department of the Interior.
Distributable income
“Distributable Income” (as that term is used herein) consists of Royalty Income plus interest, less the general and administrative expenses of the Trust and any changes in cash reserves established by the Trustee.
For the year ended December 31, 2008, Distributable Income was $143,081,245, representing a 26% increase from 2007. For the year ended December 31, 2007, Distributable Income was $113,221,235, representing a 16% decrease from 2006. Distributable Income in 2006 was $135,867,325.
The Trust received Royalty Income of $144,588,156 and interest income of $388,454 in 2008. After deducting administrative expenses of $1,895,365, Distributable Income for 2008 was $143,081,245 ($3.069833 per Unit). In 2007, Royalty Income was $113,803,339, interest income was $1,401,849, and administrative expenses were $1,983,953, resulting in Distributable Income of $113,221,235 ($2.429184 per Unit). The increase in Distributable
Income from 2007 to 2008 was primarily attributable to higher natural gas pricing. BROG has informed the Trust that the decrease in reported volumes was due primarily to the natural production decline curve. Interest earnings in 2008 were lower as compared to 2007, primarily due to additional interest paid to the Trust in 2007 as a result of the granting of certain audit exceptions. Administrative expenses were lower in 2008, as compared to 2007 due primarily to differences in timing in the receipt and payment of these expenses, but also in part to costs incurred in December 2007 in connection with the special meeting of Unit holders.
In 2006, the Trust received Royalty Income of $136,311,892 and interest income of $1,207,360. After deducting administrative expenses of $1,651,927, Distributable Income for 2006 was $135,867,325. ($2.915055 per Unit). The decrease in Distributable Income from 2006 to 2007 was primarily attributable to lower natural gas pricing, higher lease operating expenses and reduced gas volumes. BROG informed the Trust that the decrease in reported volumes was due in part to the natural production
( six )

T R U S T E E ’ S D I S C U S S I O N and A N A LY S I S
decline curve and in part to the adjustments in the first two quarters of 2007 for over accruals of gas production allocated to the Trust in 2006. In addition, interest earnings in 2007 were higher, as compared to 2006. Administrative expenses were higher in 2007 as compared to 2006, primarily due to costs incurred in connection with the special meeting of Unit holders on December 12, 2007, but also as a result of differences in timing in the receipt and payment of these expenses.
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
O P E R A T I N G E X P E N S E S
Monthly operating expenses of the Underlying Properties, exclusive of property taxes, in 2008 averaged approximately $2,738,966, which is higher than the $2,328,983 average in 2007 and higher than the $1,871,974 average in 2006. BROG has observed that the increase in operating expenses has generally followed increases in gas prices.
S E T T L E M E N T S
As part of the September 4, 1996, settlement of the litigation filed by the Trustee on June 4, 1992 against BROG and Southland, the Trustee and BROG established a formal protocol pursuant to which joint interest auditors retained by the Trustee gained improved access to BROG’s books and records as applicable to the Underlying Properties. The audit process was initiated in 1996 and, since inception, has resulted in audit exceptions being granted by and payments or credits received from BROG totaling approximately $26.2 million.
C A P I T A L E X P E N D I T U R E S
Capital expenditures of $27 million were included in calculating Royalty Income paid to the Trust in calendar year 2008, and included expenditures for the drilling and completion of 118 gross (14.37 net) conventional wells and 40 gross (16.16 net) coal seam wells. There were 18 gross (5.51 net) conventional wells and four gross (1.48 net) coal seam wells in progress as of December 31, 2008. All of the wells were development wells. Approximately $12.5 million of capital expenditures covered 162 projects budgeted for 2008.
Approximately $6.4 million of those costs were incurred in new drilling activity, which included 38 new wells operated by BROG and three new wells operated by third parties. The balance of the expenditures allocable to current projects was attributable to the workover of existing wells and the maintenance and improvement of production facilities.
The $27 million of capital expenses reported by BROG 2008 also included approximately $14.5 million attributable to capital budgets for prior years. This occurs because capital expenditures are deducted in calculating royalty income in the month they are accrued, and projects within a given year’s budget often extend into subsequent years. Further, BROG’s accounting period for capital expenditures runs through November 30 of each calendar year, such that capital expenditures incurred in December of each year are actually accounted for as part of the following year’s capital expenditures. In addition, with respect to wells not operated by BROG, BROG’s share of capital expenditures may not actually be paid by it until the year or years after those expenses were incurred by the operator.
During 2007, in calculating Royalty Income, BROG deducted approximately $27.4 million of capital expenditures for projects, including drilling and completion of 45 gross (21.47 net) conventional wells and 21 gross (15.31 net) coal seam wells. There were 10 gross (0.35 net) conventional wells and nine gross (4.52 net) coal seam wells in progress as of December 31, 2007. All of the wells were development wells.
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
BROG has informed the Trust that its budget for capital expenditures for the Underlying Properties in 2009 is estimated at $25.2 million. Approximately 12% of the planned expenditures attributable to the 2009 budget will be on Fruitland Coal formation projects with the remainder to be spent on conventional projects. In addition, BROG estimates that during 2009 it will incur capital expenses in the amount of approximately $12.1 million

TRUSTEE’S DISCUSSION and ANALYSIS
attributable to the capital budgets for 2008 and prior years. BROG reports that based on its actual capital requirements, the pace of regulatory approvals, the mix of projects and swings in the price of natural gas, the actual capital expenditures for 2009 could range from $10 million to $45 million.
BROG anticipates 431 projects in 2009 at an estimated cost of $25.2 million. Approximately $6 million of that budget is allocable to 49 new wells, including 39 wells scheduled to be dually completed in the Mesaverde and Dakota formations and four wells projected to be drilled to formations producing coal seam gas. Approximately $7.1 million will be spent on workovers and facilities projects. Of the $12.1 million attributable to the budgets for prior years, approximately $6.9 million is allocable to new wells, and the $5.2 million balance will be applied to miscellaneous capital projects such as workovers and operated facility projects. BROG also anticipates that the possible implementation of new rules minimizing surface disturbances, requiring the implementation of closed-loop systems for the disposal of drilling fluids and cuttings, and restricting the use of open reserve pits could reduce the number of projects due to increased compliance costs.
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
Critical Accounting Policies
In accordance with the Commission’s staff accounting bulletins and consistent with other royalty trusts, the financial statements of the Trust are prepared on the following basis:
• Royalty Income recorded fora month is the amount computed and paid by BROG to the Trustee for the Trust. Royalty Income consists of the proceeds received by BROG from the sale of production from the Underlying Properties less accrued production costs, development and drilling costs, applicable taxes, operating charges, and other costs and deductions, multiplied by 75%. The calculation of net proceeds by BROG for any month includes adjustments to proceeds and costs for prior months and impacts the Royalty Income paid to the Trust and the distribution to Unit holders for that month.
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
( eight )

APPROACHING Storm New Mexico

TRUSTEE’S DISCUSSION and ANALYSIS Results of the 4th QUARTERS of 2008 and 2007
For the three months ended December 31, 2008, Distributable Income was $30,688,371 ($0.658424 per Unit), which was more than the $26,032,582 ($0.558534 per Unit) of income distributed during the same period in 2007. The increase in Distributable Income resulted primarily from higher natural gas prices.
Royalty Income of the Trust for the fourth quarter is based on actual gas and oil production during August through October of each year. Gas and oil sales for the quarters ended December 31, 2008 and 2007 were as follows:
Underlying Properties 2008 2007 —— —— —
Gas — Mcf 9,393,367 9,427,385
Mcf per Day 102,102 102,472
Average Price (per Mcf) $ 6.62 $ 5.41
Oil- Bbls 14,155 14,583
Bbls per Day 154 159
Average Price (per Bbl) $ 88.98 $ 75.79
—— —— —
Attributable to the Royalty 2008 2007
—— —— —
Gas — Mcf 4,949,220 5,229,676
Oil- Bbls 7,434 8,055
The average price of gas and oil increased in the fourth quarter of 2008 compared to the same period of 2007. The price per barrel of oil during the fourth quarter of 2008 was $13.19 per Bbl higher than that received in the fourth quarter of 2007 due to increases in oil prices in world markets generally, including the posted price applicable to the Royalty. Gas production decreased in the fourth quarter of 2008 because new production brought on line in 2008 failed to completely offset the natural decline in production from existing wells.
Capital costs for the fourth quarter of 2008 totaled $7,133,274 compared to $5,005,517 during the same period of 2007. Lease operating expenses and property taxes for the fourth quarter of 2008 averaged $3,125,598 per month compared to $2,452,069 per month in the fourth quarter of 2007. Operating expenses were higher in the fourth quarter of 2008 than for the fourth quarter of 2007 primarily due to increased compression costs, salt water disposal costs, and artificial lift costs. Based on 46,608,796 Units outstanding, the per-Unit distributions during the fourth quarters of 2008 and 2007 were as follows:
2008 2007 —— —
October $.291008 $.193305
November .210922 .173684
December .156494 .191545
—— — QUARTER TOTAL $.658424 $.558534
—— —
( ten)

Grandeur New Mexico

SAN JUAN BASIN ROYALTY TRUST
STATEMENTS of Assets, Liabilities and Trust Corpus
December 31, 2008 and 2007 — Assets 2008 2007 —— —— —
Cash and Short-Term Investments $ 7,449,767 $ 9,042,528
Net Overriding Royalty Interests in Producing Oil and Gas Properties — Net 17,927,498 19,880,888
—— — TOTAL $25,377,265 $28,923,416
—— —
Liabilities and Trust Corpus 2008 2007
—— —— —
Distribution Payable to Unit holders $ 7,293,978 $ 8,927,670
Cash Reserves 155,789 114,858
Trust Corpus — 46,608,796 Units of Beneficial Interest Authorized and Outstanding 17,927,498 19,880,888
—— — TOTAL $25,377,265 $28,923,416
—— —
Statements of Distributable Income
For each of the three years ended December 31 — 2008 2007 2006 —— —— —
Royalty Income $144,588,156 $113,803,339 $136,311,892
Interest Income 388,454 1,401,849 1,207,360
—— —— — Expenditures — General and Administrative 144,976,6101,895,365 115,205,1881,983,953 137,519,2521,651,927
—— —— — Distributable Income $143,081,245 $113,221,235 $135,867,325
—— —— — Distributable Income per Unit (46,608,796 Units) $ 3.069833 $ 2.429184 $ 2.915055
—— —— —
Statements of Changes in Trust Corpus
For each of the three years ended December 31 — 2008 2007 2006 —— —— —
Trust Corpus, Beginning of Period $ 19,880,888 $ 21,823,390 $ 23,881,494
Amortization of Net Overriding Royalty Interest (1,953,390) (1,942,502) (2,058,104)
Distributable Income 143,081,245 113,221,235 135,867,325
Distributions Declared (143,081,245) (113,221,235) (135,867,325)
—— —— — Trust Corpus, End of Period $ 17,927,498 $ 19,880,888 $ 21,823,390
—— —— —
These financial statements should be read in conjunction with the accompanying Notes to Financial Statements included herein.
( twelve )

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
On November 3,1980, units of beneficial interest (“Units”) in the Trust were distributed to the Trustee for the benefit of Southland shareholders of record as of November 3, 1980, who received one Unit in the Trust for each share of Southland common stock held. The Units are traded on the New York Stock Exchange.
The terms of the Trust Indenture provide, among other things, that:
· The Trust shall not engage in any business or commercial activity of any kind or acquire any assets other than those initially conveyed to the Trust;
· The Trustee may sell up to one percent (1%) of the value (based on prior year engineering reports) of the Royalty in any 12- month period, but otherwise may not sell all or any part of the Royalty unless approved by holders of 75% of all Units outstanding. In either case, the sale must be for cash and the proceeds promptly distributed;
· The Trustee may establish a cash reserve for the payment of any liability which is contingent or uncertain in amount;
· The Trustee is authorized to borrow funds to pay liabilities of the Trust; and
· The Trustee will make monthly cash distributions to Unit
holders (see Note 2).
2. Net Overriding Royalty interest and Distribution to unit holders
The amounts to be distributed to Unit holders (“Monthly Distribution Amounts”) are determined on a monthly basis by the Trustee. The Monthly Distribution Amount is an amount equal to the sum of cash received by the Trustee during a calendar month attributable to the Royalty, any reduction in cash reserves and any other cash receipts of the Trust, including interest, reduced by the sum of liabilities paid and any increase in cash reserves. If the Monthly Distribution Amount for any monthly period is a negative number, then the distribution will be zero for such month and such negative amount will be carried forward and deducted from future monthly distributions until the cumulative distribution calculation becomes a positive number, at which time a distribution will be made. Unitholders of record will be entitled to receive the calculated Monthly Distribution Amount for each month on or before 10 business days after the monthly record date, which is generally the last business day of each calendar month.
The cash received by the Trustee consists of the proceeds received by the owner of the Underlying Properties from the sale of production less the sum of applicable taxes, accrued production costs, development and drilling costs, operating charges and other costs and deductions, multiplied by 75%.
The initial carrying value of the Royalty ($133,275,528) represented Southland’s historical net book value at the date of the transfer of the Trust. Accumulated amortization as of December 31, 2008 and 2007 aggregated $115,348,030 and $113,394,640, respectively.
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
The financial statements of the Trust differ from financial statements prepared in accordance with United States generally accepted accounting principles (“GAAP”) because revenues are not accrued in the month of production; certain cash reserves may be established for contingencies which would
( thirteen )

NOTES to FINANCIAL STATEMENTS
not be accrued in financial statements prepared in accordance with GAAP; expenses are recorded when paid instead of when incurred; and amortization of the Royalty calculated on a unit-of-production basis is charged directly to trust corpus instead of an expense. The basis of accounting used by the Trust is widely used by royalty trusts for financial reporting purposes.
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
The Trust is a widely held fixed investment trust (“WHFIT”) classified as a non-mortgage widely held fixed investment trust (“NMWHFIT”) for federal income tax purposes. The Trustee is the representative of the Trust that will provide tax information in accordance with the applicable U.S. Treasury Regulations governing the information reporting requirements of the Trust as a WHFIT and a NMWHFIT.
The Royalty constitutes an “economic interest” in oil and gas properties for federal income tax purposes. Unit holders must report their share of the production revenues of the Trust as ordinary income from oil and gas royalties and are entitled to claim depletion with respect to such in come. The Royalty is treated as a single property for depletion purposes. The Trust has on file technical advice memoranda confirming such tax treatment.
Sales of gas production from certain coal seam wells drilled prior to January 1, 1993, qualified for federal income tax credits under Section 29 (now Section 45K) of the Internal Revenue Code of 1986, as amended (the “Code”), through 2002 but not thereafter. Accordingly, under present law, the Trust’s production and sale of gas from coal seam wells does not qualify for tax credit under Section 45K of the Code (the “Section 45 Tax Credit”). Congress has at various times since 2002 considered energy legislation, including provisions to reinstate the Section 45 Tax Credit in various ways and to various extents, but no legislation that would qualify the Trust’s current production for such credit has been enacted. For example, in February 2009, new energy tax legislation was enacted which, among other things, modified the Section 45 Tax Credit in several respects, but did not extend the credit for production from coal seam wells. No prediction can be made as to what future tax legislation affecting Section 45K of the Code may be proposed or enacted or, if enacted, its impact, if any, on the Trust and the Unit holders.
The classification of the Trust’s income for purposes of the passive loss rules maybe important to a Unit holder. As a result of the Tax Reform Act of 1986, royalty income such as that derived through the Trust will generally be treated as portfolio income that may not be offset or reduced by passive losses.
In July 2006, the Financial Accounting Standards Board issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of SFAS 109” (“FIN 48”). This interpretation clarifies the application of SFAS 109 by defining the criterion that an individual tax position must meet for any part of the benefit of that position to be recognized in an entity’s financial statements and also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, and disclosure. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. The Trust adopted the provisions of FIN 48 on January 1, 2007. The adoption of this standard has not had a material impact on the Trust’s consolidated financial statements for 2007 or 2008. No liabilities or assets have been recognized as a result of the implementation of FIN 48.
5. Certain Contracts
BROG previously entered into three contracts for the sale of all volumes of gas produced from the Underlying Properties to ChevronTexaco Natural Gas, a division of Chevron U.S.A. Inc. (“ChevronTexaco”), Coral Energy Resources, L.P. (“Coral”), and PNM Gas Services (“PNM”), respectively. All three contracts provide for (i) the delivery of such gas at various delivery points through March 31, 2007 and from year-to-year thereafter, until terminated by either party on 12 months’ notice; and (ii) the sale of such gas at prices which fluctuate in accordance with the published indices for gas sold in the San Juan Basin of northwestern New Mexico. In March 2008, both ChevronTexaco and Coral notified BROG of their election to terminate their respective contracts effective March 31, 2009. Requests for proposal have been circulated to potential purchasers of the packages of gas covered by the expiring contracts, and the responses to those requests are currently being evaluated by BROG and the Trust’s independent gas marketing consultants. Neither BROG nor PNM gave notice of termination with respect to the PNM contract and, accordingly, the term of that contract has been extended at least through March 31, 2010.
Confidentiality agreements with purchasers of gas produced from the Underlying Properties prohibit public disclosure of certain terms and conditions of gas sales contracts with those entities, including specific pricing terms and gas receipt points. Such disclosure could compromise the ability to compete effectively in the marketplace for the sale of gas produced from the Underlying Properties.
( fourteen )

NOTES to FINANCIAL STATEMENTS
6. Significant Customers
Information as to significant purchasers of oil and gas production attributable to the Trust’s economic interests is included in Note 5 above and Item 2 of the Trust’s Annual Report on Form 10-K, which is included in this report.
7. Settlements and Litigation
In 2006, as part of the ongoing negotiations between the Trust and BROG concerning a number of revenue and expense audit issues, an aggregate of $1,981,933 was included in calculating net proceeds paid to the Trust, together with interest of $1,124,063 in settlement of certain of those audit issues.
During 2007, as part of the ongoing negotiations between the Trust and BROG concerning a number of revenue and expense audit issues, an aggregate of $1,489,209 was included in calculating net proceeds paid to the Trust, together with interest of $1,480,765 in settlement of certain of those audit issues.
In 2008, as part of the ongoing negotiations between the Trust and BROG concerning a number of revenue and expense audit issues, an aggregate of $2,497,044 was included in calculating net proceeds paid to the Trust, together with interest of $376,427 in settlement of certain of those audit issues.
In each instance, the settlements described above as having been paid to the Trust in 2006 through 2008 were received in the form of increased revenues, reduced overhead, interest on late payments, or other payments or allocations, many of which do not appear as separate line items in the tables included in the Trustee’s Discussion and Analysis.
On April 28, 2008, the Trust filed a suit against BROG relating to the Arbitration Award in its favor issued in November 2005, in the amount of $7,683,699. The litigation is styled San Juan Basin Royalty Trust vs. Burlington Resources Oil & Gas Company, LP, No. D1329-CV-08-751, in the District Court of Sandoval County, New Mexico, 13th Judicial District. The Trust alleges breach of contract and breach of the covenant of good faith and fair dealing and seeks a judgment for damages in the amount of $5,025,000, plus interest and punitive damages. The purpose of the arbitration was to resolve certain joint interest audit issues. The arbitrator ruled in favor of the Trust on all five of the issues submitted to arbitration. BROG filed suit in Harris County, Texas alleging that the award should be modified or vacated, and seeking to recover its attorneys’ fees. The trial court denied BROG’s motion to vacate, granted the Trust’s application to confirm and rendered a final judgment in favor of the Trust. BROG paid the award as it related to four of the five issues and appealed the award as to the fifth. In August 2007, the appellate court reversed the judgment of the trial court and vacated the award as it related to the unpaid balance. The appellate court also remanded the case to the District Court, where BROG is pursuing its claim for attorneys’ fees and costs in the amount of approximately $200,000. On September 8, 2008, Burlington filed a motion for summary judgment. The Trust has filed its response opposing that motion and its own cross-motion for summary judgment. On December 15, 2008, BROG’s motion for summary judgment was denied. The Trust’s motion remains pending.
With respect to that fifth issue which was the subject of the appeal, the Trust had asked for damages based on either of two alternative claims. The appellate court ruled that the alternative claim selected by the arbitrator in awarding the Trust approximately $5,000,000 was not technically included within the scope of what the parties intended to submit to arbitration. The appellate court did not rule on whether or not the arbitrator properly decided the fifth issue in favor of the Trust. The litigation filed in New Mexico seeks recovery on the claim which had been resolved in favor of the Trust by the arbitrator.
In June 2008, BROG removed the Trust’s state court suit to the federal court in New Mexico and filed a motion seeking to have the case transferred to the federal district court in Houston. BROG’s action in the federal court is styled San Juan Basin Royalty Trust vs. Burlington Resources Oil & Gas Company LP, No. 08cv532WJ/ACT, in the United States District Court for the District of New Mexico. In July 2008, the Trust filed a motion to remand the case from the federal to the state court in New Mexico together with a response in opposition to BROG’s motion to change the venue of the case to Houston, Texas. On November 20, 2008, the Trust’s motion was granted and the case was remanded to the state district court.
On March 14, 2008, BROG notified the Trust that the distribution for March would be reduced by $4,921,578. BROG described this amount as the Trust’s portion of what BROG had paid to settle claims for the underpayment of royalties in the case styled United States of America ex rel. Harrold E. (“Gene”) Wright vs. AGIP Petroleum Co. et al., Civil Action No. 5:03CV264 (formerly 9:98-CV-30) (E.D. Tex.). The Trust’s consultants continue to analyze this settlement as it may apply to the Trust.
8. Proved Oil and Gas Reserves (unaudited)
Proved oil and gas reserve information is included in Item 2 of the Trust’s Annual Report on Form 10-K which is included in this report.
( fifteen )

NOTES to FINANCIAL STATEMENTS
9. Quarterly Schedule of Distributable income (unaudited)
The following is a summary of the unaudited quarterly schedule of distributable income for the two years ended December 31, 2008 (in thousands, except per unit amounts):
DISTRIBUTABLE 2008 ROYALTY DISTRIBUTABLE INCOME and INCOME INCOME DISTRIBUTION per UNIT —— —— — First Quarter $ 25,576 $ 25,131 $ .539184
Second Quarter 35,612 35,039 .751770
Third Quarter 52,542 52,223 1.120455
Fourth Quarter 30,858 30,688 .658424
—— —— — TOTAL $144,588 $143,081 $3.069833
—— —— —
2007 —
First Quarter $23,949 $ 24,008 $ .515094
Second Quarter 26,288 25,795 .553449
Third Quarter 37,087 37,385 .802107
Fourth Quarter 26,479 26,033 .558534
—— —— — TOTAL $113,803 $113,221 $2.429184
—— —— —
Report of independent Registered Public Accounting Firm
We have audited the accompanying statements of assets, liabilities and trust corpus of the San Juan Basin Royalty Trust as of December 31, 2008 and 2007 and the related statements of distributable income and changes in trust corpus for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Trustee. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the assets, liabilities and trust corpus of the San Juan Basin Royalty Trust as of December 31, 2008 and 2007 and the distributable income and change sin trust corpus for each of the three years in the period ended December 31, 2008, on the basis of accounting described in Note 3 to the financial statements.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Trust’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 2, 2009, expressed an unqualified opinion thereon.
Weaver and Tidwell, L.L.P. Fort Worth, Texas March 2, 2009
(sixteen)

GLOSSARY of TERMS AGGREGATE MONTHLY DISTRIBUTION: An amount paid to Unit holders equal to the Royalty Income received by the Trustee during a calendar month plus interest, less the general and administrative expenses of the Trust, adjusted by any changes in cash reserves. BBL: Barrel, generally 42 U.S. gallons measured at 60°F. BCF: Billion cubic feet. BROG: Burlington Resources Oil & Gas Company LP. BTU: British thermal unit; the amount of heat necessary to raise the temperature of one pound of water one degree Fahrenheit. COAL SEAM WELL: A well completed to a coal deposit found to contain and emit natural gas. COMMINGLE WELL: A well which produces from two or more formations through a common well casing and a single tubing string. CONVENTIONAL WELL: A well completed to a formation historically found to contain deposits of oil or gas (for example, in the San Juan Basin, the Pictured Cliffs, Dakota and Mesaverde formations) and operated in the conventional manner. DEPLETION: The exhaustion of a petroleum reservoir; the reduction in value of a wasting asset by removing minerals; for tax purposes, the removal and sale of minerals from a mineral deposit. DISTRIBUTABLE INCOME: An amount paid to Unit holders equal to the Royalty Income received by the Trustee during a given period plus interest, less the general and administrative expenses of the Trust, adjusted by any changes in cash reserves. DUAL COMPLETION: The completion of a well into two separate producing formations at different depths, generally through one string of pipe producing from one of the formations, inside of which is a smaller string of pipe producing from the other formation. ESTIMATED FUTURE NET revenues: An estimate computed by applying current prices of oil and gas (with consideration of price changes only to the extent provided by contractual arrangements and allowed by Federal regulation) to estimated future production of proved oil and gas reserves as of the date of the latest balance sheet presented, less estimated future expenditures (based on current costs) to be incurred in developing and producing the proved reserves, and assuming continuation of existing economic conditions; sometimes referred to as “estimated future net cash flows.” GRANTOR TRUST: A trust (or portion thereof) with respect to which the grantor or an assignee of the grantor, rather than the trust, is treated as the owner of the trust properties and is taxed directly on the trust income for federal income tax purposes under Sections 671 through 679 of the Internal Revenue Code of 1986, as amended. GROSS ACRES OR WELLS: The interests of all persons owning interests in such acres or wells. GROSS PROCEEDS: The amount received by BROG (or any subsequent owner of the Underlying Properties) from the sale of the production attributable to such interests. HORIZONTAL WELL: A well that begins as a vertical or inclined linear bore, which extends from the surface to a subsurface location just above the target oil or gas reservoir, then bears off to intersect the reservoir and, thereafter, continues at a near-horizontal attitude to substantially or entirely remain within the reservoir until the desired bottom hole location is reached. INDENTURE: The Amended and Restated Royalty Trust Indenture, dated December 12, 2007 (the original Royalty Trust Indenture, dated November 1, 1980 having been entered into between Southland Royalty Company and The Fort Worth National Bank, as Trustee, which was amended and restated effective September 30, 2002). INFILL DRILLING: The drilling of wells intended to be completed to proven reservoirs or formations, sometimes occurring in conjunction with regulatory approval for increased density in the spacing of wells. LEASE OPERATING EXPENSES: Expenses incurred in the operation of a producing property as apportioned among the several parties in interest. MCF: 1,000 cubic feet; the standard unit for measuring the volume of natural gas. MMBTU: One million British thermal units. MULTIPLE COMPLETION WELL: A well which produces simultaneously, with or without separate tubing strings, from two or more producing horizons or alternatively from each. NET ACRES OR WELLS: The interests of BROG in such acres or wells. NET OVERRIDING ROYALTY INTEREST: A share of gross production from a property, measured by net profits from operation of the property and carved out of the working interest, i.e., a net profits interest. NET PROCEEDS: The excess of Gross Proceeds received by BROG during a particular period over Production Costs for such period. PAYADD: Completion in an existing well of additional productive zone(s) within a producing formation. PRESENT VALUE OF ESTIMATED FUTURE NET revenues: The present value of the Estimated Future Net Revenues computed using a discount rate of 10%. PRODUCTION COSTS: Costs incurred on an accrual basis by BROG in operating the Underlying Properties, including both capital and non-capital costs and including, for example, development drilling, production and processing costs, applicable taxes and operating charges. PROVED DEVELOPED reserves: Those Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. See 17 CFR 210.4-10(a)(3). PROVED reserves: The estimated quantities of crude oil, natural gas and natural gas liquids which, geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known oil and gas reservoirs under existing economic and operating conditions. See 17 CFR 210.4-10(a)(2)-2(iii). PROVED UNDEVELOPED reserves: Those Reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. See 17 CFR 210.4-10(a)(4). RECAVITATED WELL: A coal seam well, the production from which has been enhanced or extended by the enlargement of the cavity within the coal deposit to which the well has been completed. RECOMPLETED WELL: A well completed by drilling a separate well bore from an existing casing in order to reach the same reservoir, or re-drilling the same well bore to reach a new reservoir after production from the original reservoir has been abandoned. ROYALTY: The principal asset of the Trust; the 75% net overriding royalty interest conveyed to the Trust on November 3, 1980, by Southland Royalty Company, the predecessor to BROG, which was carved out of the Underlying Properties. ROYALTY INCOME: The monthly Net Proceeds attributable to the Royalty. SECTION 45K TAX CREDIT: A Federal income tax credit available under Section 45Kof the Internal Revenue Code of 1986, as amended, for coal seam gas (and certain other nonconventional fuels) that was (i) sold prior to January 1, 2003 and (ii) produced from wells drilled (or certain later recompletions treated as wells drilled) after December 31, 1979, but prior to January 1, 1993. SPOT PRICE: The price paid for gas, oil or oil products sold under contracts for the purchase and sale of such minerals on a short-term basis. UNDERLYING PROPERTIES: The working, royalty and other interests owned by Southland Royalty Company, the predecessor to BROG, in properties located in the San Juan Basin of northwestern New Mexico, out of which the Royalty was carved. UNITS OF BENEFICIAL INTEREST: The units of ownership of the Trust, equal to the number of shares of common stock of Southland Royalty Company outstanding at the close of business on November 3, 1980. WORKING INTEREST: The operating interest under an oil and gas lease. (seventeen)

PHIL BOB BORMAN
The beautiful, yet haunting paintings of acclaimed artist Phil Bob Borman make the perfect backdrop for our annual report. His interpretation of the New Mexico sky illustrates why this state is known as the “Land of Enchantment.”
SAN JUAN BASIN ROYALTY TRUST
Compass Bank, Trustee
2525 Ridgmar Boulevard, Suite 100
Fort Worth, TX 76116
Toll-free telephone: 866.809.4553
www.sjbrt.com
sjt@compassbank.com
AUDITORS
Weaver and Tidwell, L.L.P. Fort Worth, Texas
LEGAL COUNSEL
Greenberg Traurig, LLP Dallas, Texas
TRANSFER AGENT
Computershare Investor Services P.O. Box 43078 Providence, RI 02940-3078 www.computershare.com
For questions about distribution checks, address changes, and transfer procedures call 312-360-5154
Containing 10% post-consumer fiber, Cougar is now FSC-certified and endorsed by the Rainforest Alliance. Also SFI-certified, Cougar is the premiere member of the Domtar EarthChoice® family of high-quality, socially and environmentally-responsible papers.