Form 10-K, Exhibit 13
period 2010-12-31
SAN JUAN BASIN ROYALTY TRUST
filed 2011-03-01
CIK 319655

Exhibit 13(a)
L O O K I N G T H R O U G H T H E P A S T 30 30 years years san juan annual San Juan Basin Royalty Trust 2010 Annual Report 2010

30 years of san juan basin annual report 2010 SA N JUA N BASIN ROYA LT Y TRUST 2009 Annual Report [09] 2007 san juan basin royalty trust A N N U A L R E P O R T & F O R M 1 0 — K San Juan Basin Royalty Tru3 3 3 3 3 3 3 3 3 3 3 3 3 3 3 3 3 W a n d Fo r m 1 0 — K ä 12/30/10

T H E T R U S T The principal asset of the San Juan Basin Royalty Trust (the “Trust”) consists of a 75% net overriding royalty interest (the “Royalty”) carved out of certain oil and gas leasehold and royalty interests (the “Underlying Properties”) in properties located in the San Juan Basin of northwestern New Mexico. The Units of beneficial interest of the Trust (the “Units”) are traded on the New York Stock Exchange under the symbol “SJT.”

To Unit Holders We are pleased to present the 2010 Annual Report of the San Juan Basin Royalty Trust. The report includes a copy of the Trust’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “Commission”) for the year ended December 31, 2010, without exhibits. The Form 10-K contains important information concerning the Underlying Properties, as defined below, including the oil and gas reserves attributable to the 75% net overriding royalty interest owned by the Trust. Production figures provided in this letter and in the Trustee’s Discussion and Analysis are based on information provided by Burlington Resources Oil & Gas Company LP (“BROG”), the current owner of the Underlying Properties and the successor, through a series of assignments and mergers, to Southland Royalty Company (“Southland”). The Trust was established in November 1980 by Southland. Pursuant to the Indenture that governs the operations of the Trust, Southland conveyed to the Trust a 75% net overriding royalty interest (equivalent to a net profits interest) (the “Royalty”), carved out of Southland’s oil and gas leasehold and royalty interests (the “Underlying Properties”) in properties in the San Juan Basin of northwestern New Mexico. The Royalty constitutes the principal asset of the Trust. Under the Indenture governing the Trust, the function of Compass Bank, as Trustee, is to collect the net proceeds attributable to the Royalty (“Royalty Income”), pay all expenses and charges of the Trust, and then distribute the remaining available income to the Unit holders. Income distributed to Unit holders in 2010 was $78,355,835 or $1.681139 per Unit. Distributable income for 2010 consisted of Royalty Income of $79,971,751 plus interest income of $309,437, less administrative expenses of $1,925,353. Information about the Trust’s estimated proved reserves of gas, including coal seam gas, and of oil as well as the present value of net revenues discounted at 10% can be found in Item 2 of the accompanying Form 10-K. Certain Royalty Income is generally considered portfolio income under the passive loss rules of the Internal Revenue Code of 1986, as amended. Therefore, Unit holders should generally not consider the taxable income from the Trust to be passive income in determining net passive income or loss. Unit holders should consult their tax advisors for further information. Unit holders of record will continue to receive an individualized tax information letter for each of the quarters ending March 31, June 30 and September 30, 2011, and both an individualized tax information letter and a Form 1099 for the year ending December 31, 2011. Unit holders owning Units in nominee name may obtain monthly tax information from the Trust’s Web site or from the Trustee upon request. For the reader’s convenience, a glossary of definitions used in this report can be found on the inside back cover. Please visit our Web site at www.sjbrt.com to access news releases, reports, Commission filings and tax information. The San Juan Basin Royalty Trust observed its 30th anniversary in November 2010. To celebrate the Trust’s 30-year history, we pulled out copies of the annual report for each year. We hope you will enjoy the 30 annual report covers featured in our report design for this year. Compass Bank, Trustee By: Lee Ann Anderson Lee Ann Anderson, Vice President and Senior Trust Officer

D E S C R I P T I O N O F T H E P R O P E R T I E S The principal asset of the Trust is a 75% net overriding royalty interest (the “Royalty”) carved out of certain working, royalty and other leasehold interests (the “Underlying Properties”) owned by BROG in oil and gas properties located in the San Juan Basin, and more particularly in San Juan, Rio Arriba and Sandoval Counties of northwestern New Mexico. The Underlying Properties consist of working interests, royalty interests, overriding royalty interests and other contractual rights in 151,900 gross (119,000 net) acres and 4,016 gross (1,173 net) wells, calculated on a well bore basis and not including multiple completions as separate wells. The Underlying Properties have historically produced gas primarily from conventional wells drilled to three major formations: the Pictured Cliffs, the Mesaverde and the Dakota, ranging in depth from 1,500 to 8,000 feet. The characteristics of these reservoirs result in the wells having very long productive lives. A production index for oil and gas properties is derived by dividing remaining reserves by current production. Based upon the reserve report prepared by the Trust’s independent petroleum engineers as of December 31, 2010, the production index for the Underlying Properties is estimated to be approximately 8.3 years. The production index is subject to change from year to year based on reserve revisions and production levels and is not presented as an estimate of the life expectancy of the Trust. Among the factors considered by engineers in estimating remaining reserves of natural gas is the applicable sales price for gas. As the sales price increases, the producer can justify expending higher lifting costs and therefore reasonably expect to recover more of the known reserves. Accordingly, as gas prices rise, the production index increases and vice versa. In addition to gas from conventional wells, the Underlying Properties also produce gas from coal seam wells completed to the Fruitland Coal formation. The process of removing coal seam gas is often referred to as degasification or desorption. Millions of years ago, natural gas was generated in the process of coal formation and absorbed into the coal. Water later filled the natural fracture system. When the water is removed from the natural fracture system, reservoir pressure is lowered and the gas desorbs from the coal. The desorbed gas then flows through the fracture system and is produced at the well bore. The volume of formation water production typically declines with time and the gas production may increase for a period of time before starting to decline. In order to dispose of the formation water, surface facilities including pumping units are required. The price of coal seam gas is typically lower than the price of conventional gas. This is because the heating value of coal seam gas is much lower than that of conventional gas due to (a) ever increasing percentages of carbon dioxide in coal seam gas (carbon dioxide has no heating value), and (b) the absence of heavier hydrocarbons such as ethanes, propanes, and butanes which are present in conventional gas. Furthermore, the processing fees for coal seam gas are typically higher than the processing fees for conventional gas due to the cost of extracting the carbon dioxide. In February 2002, BROG informed the Trust that the New Mexico Oil Conservation Division (the “OCD”) had approved plans for 80-acre infill drilling of the Dakota formation in the San Juan Basin. In July 2003, the OCD approved 160-acre spacing in the Fruitland Coal formation. Eighty-acre spacing has been permitted in the Mesaverde formation since 1997. BROG is participating in an ongoing study involving test wells completed to the Mesaverde and/or Dakota formations, with some of the test wells drilled on a less than 80-acre spacing basis. In 2009, BROG drilled and completed a horizontal well in the Fruitland C oal formation on acreage that is burdened by the Royalty. BROG indicates that it will continue its program of horizontal drilling in 2011, with one horizontal well planned to be drilled in the Fruitland Coal formation. While a horizontal well costs more to drill than a more traditional vertical well, the new technology enables the operator to reach additional reserves in areas not fully exploited. BROG reports it anticipates operating approximately four drilling rigs in the San Juan Basin during 2011 and that emphasis will be placed on re-working existing wells as distinguished from the drilling of new wells. The Federal Energy Regulatory Commission is primarily responsible for federal regulation of natural gas. For a further discussion of gas pricing, gas purchasers, gas production and regulatory matters affecting gas production, see Item 2, “Properties,” in the accompanying Form 10-K.

Units of Beneficial Interest At February 18, 2011, the closing price of a Unit was $24.82. From January 1, 2009, to December 31, 2010, the quarterly high and low sales prices and the aggregate amount of monthly distributions per Unit paid each quarter were as follows: Distributions 2010 High Low Paid First Quarter $23.2700 $17.6700 $.461915 Second Quarter 28.4800 20.7800 .465161 Third Quarter 26.5800 20.8700 .404173 Fourth Quarter 26.1800 22.8900 .349890 Total for 2010 $1.681139 Distributions 2009 High Low Paid First Quarter $32.6500 $13.1100 $.192440 Second Quarter 18.3400 13.6600 .038367 Third Quarter 19.3900 12.2800 .150007 Fourth Quarter 19.8600 16.5500 .266553 Total for 2009 $0.647367 At February 18, 2011, there were 46,608,796 Units outstanding held by 1,393 Unit holders of record. The following table presents information relating to the distribution of record ownership of Units: TYPE OF UNIT HOLDERS Number of Unit Holders Units Held Individuals, Joint Holders and Minors 1,226 1,637,656 Fiduciaries 129 528,231 Clubs, Associations or Societies 5 3,117 Depositary (for all beneficial holders) 1 43,678,902 Corporations 32 760,890 Total 1,393 46,608,796

G L O S S A R Y O F T E R M S Aggregate Monthly Distribution: An amount paid to Unit holders equal to the Royalty Infill Drilling: The drilling of wells intended to be completed to proven reservoirs Income received by the Trustee during a calendar month plus interest, less the or formations, sometimes occurring in conjunction with regulatory approval for general and administrative expenses of the Trust, adjusted by any changes in increased density in the spacing of wells. cash reserves. Lease Operating Expenses: Expenses incurred in the operation of a producing prop-BBL: Barrel, generally 42 U.S. gallons measured at 60°F. erty as apportioned among the several parties in interest. BCF: Billion cubic feet. MCF: 1,000 cubic feet; the standard unit for measuring the volume of natural gas. BROG: Burlington Resources Oil & Gas Company LP. MMBTU: One million British thermal units. BTU: British thermal unit; the amount of heat necessary to raise the temperature of Multiple Completion Well: A well which produces simultaneously, with or without one pound of water one degree Fahrenheit. separate tubing strings, from two or more producing horizons or alternatively from each. Coal Seam Well: A well completed to a coal deposit found to contain and emit natural gas. Net Acres or Wells: The interests of BROG in such acres or wells. Commingled Well: A well which produces from two or more formations through a Net Overriding Royalty Interest: A share of gross production from a property, mea-common well casing and a single tubing string. sured by net profits from operation of the property and carved out of the working interest, i.e., a net profits interest. Conventional Well: A well completed to a formation historically found to contain deposits of oil or gas (for example, in the San Juan Basin, the Pictured Cliffs, Dakota Net Proceeds: The excess of Gross Proceeds received by BROG during a particular and Mesaverde formations) and operated in the conventional manner. period over Production Costs for such period. Depletion: The exhaustion of a petroleum reservoir; the reduction in value of a wast- Payadd: Completion in an existing well of additional productive zone(s) within a ing asset by removing minerals; for tax purposes, the removal and sale of minerals producing formation. from a mineral deposit. Production Costs: Costs incurred on an accrual basis by BROG in operating the Distributable Income: An amount paid to Unit holders equal to the Royalty Income Underlying Properties, including both capital and non-capital costs and including, received by the Trustee during a given period plus interest, less the general and for example, development drilling, production and processing costs, applicable administrative expenses of the Trust, adjusted by any changes in cash reserves. taxes and operating charges. Dual Completion: The completion of a well into two separate producing formations Recavitated Well: A coal seam well, the production from which has been enhanced at different depths, generally through one string of pipe producing from one of the or extended by the enlargement of the cavity within the coal deposit to which the formations, inside of which is a smaller string of pipe producing from the other well has been completed. formation. Recompleted Well: A well completed by drilling a separate well bore from an existing Grantor Trust: A trust (or portion thereof) with respect to which the grantor or an casing in order to reach the same reservoir, or re-drilling the same well bore to reach assignee of the grantor, rather than the trust, is treated as the owner of the trust a new reservoir after production from the original reservoir has been abandoned. properties and is taxed directly on the trust income for Federal income tax purposes under Sections 671 through 679 of the Internal Revenue Code of 1986, as amended. Royalty: The principal asset of the Trust; the 75% net overriding royalty interest conveyed to the Trust on N ovember 3, 1980, by Southland Royalty Company, the Gross Acres or Wells: The interests of all persons owning interests in such acres predecessor to BROG, which was carved out of the Underlying Properties. or wells. Royalty Income: The monthly Net Proceeds attributable to the Royalty. Gross Proceeds: The amount received by BROG (or any subsequent owner of the Underlying Properties) from the sale of the production attributable to such interests. Spot Price: The price paid for gas, oil or oil products sold under contracts for the purchase and sale of such minerals on a short-term basis. Horizontal Well: A well that begins as a vertical or inclined linear bore, which extends from the surface to a subsurface location just above the target oil or gas reservoir, Underlying Properties: The working, royalty and other interests owned by Southland then bears off to intersect the reservoir and, thereafter, continues at a near-horizontal Royalty Company, the predecessor to BROG, in properties located in the San Juan attitude to substantially or entirely remain within the reservoir until the desired bot- Basin of northwestern New Mexico, out of which the Royalty was carved. tom hole location is reached. Units of Beneficial Interest: The units of ownership of the Trust, equal to the number Indenture: The Amended and Restated Royalty Trust Indenture, dated December 12, of shares of common stock of Southland Royalty Company outstanding at the close 2007 (the original Royalty Trust Indenture, dated November 1, 1980 having been of business on November 3, 1980. entered into between Southland Royalty Company and the Fort Worth National Bank, Working Interest: The operating interest under an il and gas lease. as Trustee, and previously amended and restated effective September 30, 2002). SAN JUAN BASIN ROYALTY TRUST LEGAL COUNSEL Compass Bank, Trustee Greenberg Traurig, LLP / Dallas, Texas 2525 Ridgmar Boulevard, Suite 100 / Fort Worth, Texas 76116 TRANSFER AGENT Toll-free telephone: 866-809-4553 Computershare Investor Services www.sjbrt.com / sjt@bbvacompass.com P.O. Box 43078 / Providence, Rhode Island 02940-3078 AUDITORS www.computershare.com Weaver and Tidwelll, L.L.P. / Fort Worth, Texas For questions about distribution checks, address changes, and transfer procedures, call 312-360-5154

S A N J U A N B A S I N R O Y A L T Y T R U S T A N N U A L R E P O R T & F O R M 1 0 K 2 0 0 2 San Juan Basin Annual Juan Basin Annual