Form 10-K, Exhibit 13
period 2011-12-31
SAN JUAN BASIN ROYALTY TRUST
filed 2012-02-29
CIK 319655

2011

San Juan Basin Royalty Trust

2011 Annual Report

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

UNITS OF BENEFICIAL INTEREST

At February 21, 2012, the closing price of a Unit was $18.92. From January 1, 2010, to December 31, 2011, the quarterly high and low sales prices and the aggregate amount of monthly distributions per Unit paid each quarter were as follows:

2011

High

Low

Distributions Paid

First Quarter

$27.9800

$22.5200

$.319015

Second Quarter

27.6900

22.6500

.337370

Third Quarter

25.4900

20.4200

.378900

Fourth Quarter

25.2000

21.3500

.406288

Total for 2011

$1.441573

2010

High

Low

Distributions Paid

First Quarter

$23.2700

$17.6700

$.461915

Second Quarter

28.4800

20.7800

.465161

Third Quarter

26.5800

20.8700

.404173

Fourth Quarter

26.1800

22.8900

.349890

Total for 2010

Type of Unit Holders

Number of Unit Holders

Units Held

Individuals, Joint Holders and Minors

1,170

1,524,783

Fiduciaries

123

617,761

Clubs, Associations or Societies

5

3,117

Depositary (for all beneficial holders)

1

43,905,548

Corporations

31

557,587

Total

1,330

46,608,796

$1.681139

At February 21, 2012, there were 46,608,796 Units outstanding held by 1,330 Unit holders of record. The following table presents information relating to the distribution of record ownership of Units:

New York Stock Exchange: SJT

TO UNIT HOLDERS:

We are pleased to present the 2011 Annual Report of the San Juan Basin Royalty Trust. The report includes a copy of the Trust’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “Commission”) for the year ended December 31, 2011, without exhibits. The Form 10-K contains important information concerning the Underlying Properties, as defined below, including the oil and gas reserves attributable to the 75% net overriding royalty interest owned by the Trust. Production figures provided in this letter and in the Trustee’s Discussion and Analysis are based on information provided by Burlington Resources Oil & Gas Company LP (“BROG”), the current owner of the Underlying Properties and the successor, through a series of assignments and mergers, to Southland Royalty Company (“Southland”). The Trust was established in November 1980 by Southland. Pursuant to the Indenture that governs the operations of the Trust, Southland conveyed to the Trust a 75% net overriding royalty interest (similar to a net profits interest) (the “Royalty”), carved out of Southland’s oil and gas leasehold interests (the “Underlying Properties”) in properties in the San Juan Basin of northwestern New Mexico.

The Royalty constitutes the principal asset of the Trust. Under the Indenture governing the Trust, the function of Compass Bank, as Trustee, is to collect the net proceeds attributable to the Royalty (“Royalty Income”), to pay all expenses and charges of the Trust, and then distribute the remaining available income to the Unit holders. Income distributed to Unit holders in 2011 was $67,190,000 or $1.441573 per Unit. Distributable income for 2011 consisted of Royalty Income of $68,029,748 plus interest income of $679,952, less administrative expenses of $1,519,700. Information about the Trust’s estimated proved reserves of gas, including coal seam gas, and of oil as well as the present value of net revenues discounted at 10% can be found in Item 2 of the accompanying Form 10-K.

Certain Royalty Income is generally considered portfolio income under the passive loss rules of the Internal Revenue Code of 1986, as amended. Therefore, Unit holders should generally not consider the taxable income from the Trust to be passive income in determining net passive income or loss. Unit holders should consult their tax advisors for further information. Unit holders of record will receive an annual individualized tax information letter and a Form 1099 for the year ending December 31, 2011. Unit holders owning Units in nominee name may obtain monthly tax information from the Trust’s Web site or from the Trustee upon request. For the reader’s convenience, a glossary of definitions used in this report can be found on the inside back cover. Please visit our Web site at www.sjbrt.com to access news releases, reports, Commission filings and tax information.

Compass Bank, Trustee

BY: LEE ANN ANDERSONVice President and Senior Trust Officer

Description of the Properties

The principal asset of the Trust is a 75% net overriding royalty interest (the “Royalty”). The Royalty is similar to a net profits interest and it burdens certain of Southland’s oil and gas leasehold interests (the “Underlying Properties”) in properties located in the San Juan Basin of northwestern New Mexico. References below to “gross” wells and acres are to the interests of all persons owning interests therein, while references to “net” are to the interests of BROG (from which the Royalty was carved) in such wells and acres.

The Underlying Properties consist of working interests, royalty interests, overriding royalty interests and other contractual rights in 151,900 gross (119,000 net) producing acres in San Juan, Rio Arriba and Sandoval Counties of northwestern New Mexico and 4,049 gross (1,180.5 net) wells, calculated on a well bore basis and not including multiple completions as separate wells. Of those wells, seven gross (5.50 net) are oil wells and the balance are gas wells. BROG reports that approximately 828 gross (324.5 net) of the wells are multiple completion wells resulting in a total of 4,877 gross (1,505 net) completions.

Production from conventional gas wells is primarily from the Pictured Cliffs, Mesaverde and Dakota formations. ranging in depth from 1,500 to 8,000 feet. During 1988, Southland began development of coal seam reserves in the Fruitland Coal formation.

In 2011, BROG drilled a well which was completed not only to the Mesaverde and the Dakota formations, but also to the Mancos Shale formation which lies between the two. BROG indicates it will continue to study the Mancos Shale formation and to drill wells intended to be completed to all three of the Mesaverde, Dakota and Mancos Shale formations.

The characteristics of the Pictured Cliffs, the Mesaverde and the Dakota reservoirs result in the wells having very long productive lives. A production index for oil and gas properties is derived by dividing remaining reserves by current production. Based upon the reserve report prepared by the Trust’s independent petroleum engineers as of December 31, 2011, the production index for the Underlying Properties is estimated to be approximately 8.9 years. The production index is subject to change from year to year based on reserve revisions and production levels and is not presented as an estimate of the life expectancy of the Trust. Among the factors considered by engineers in estimating remaining reserves of natural gas is the applicable sales price for gas. As the sales price increases, the producer can justify expending higher lifting costs and therefore reasonably expect to recover more of the known reserves. Accordingly, as gas prices rise, the production index increases and vice versa.

In addition to gas from conventional wells, the San Juan Basin also produces gas from coal seam wells completed to the Fruitland Coal formation. The process of removing coal seam gas is often referred to as degasification or desorption. Millions of years ago, natural gas was generated in the process of coal formation and absorbed into the coal. Water later filled the natural fracture system. When the water is removed from the natural fracture system, reservoir pressure is lowered and the gas desorbs from the coal. The desorbed gas then flows through the fracture system and is produced at the well bore. The volume of formation water production typically declines with time and the gas production may increase for a period of time before starting to decline. In order to dispose of the formation water, surface facilities including pumping units are required. The price of coal seam gas is typically lower than the price of conventional gas. This is because the heating value of coal seam gas is much lower than that of conventional gas due to (a) ever-increasing percentages of carbon dioxide in coal seam gas (carbon dioxide has no heating value), and (b) the absence of heavier hydrocarbons such as ethanes, propanes, and butanes which are present in conventional gas. Furthermore, the processing fees for coal seam gas are typically higher than the processing fees for conventional gas due to the cost of extracting the carbon dioxide.

In February 2002, BROG informed the Trust that the New Mexico Oil Conservation Division (the “OCD”) had approved plans for 80-acre infill drilling of the Dakota formation in the San Juan Basin. In July 2003, the OCD approved 160-acre spacing in the Fruitland Coal formation. Eighty-acre spacing has been permitted in the Mesaverde formation since 1997. BROG is participating in an ongoing study involving test wells completed to the Mesaverde and/or Dakota formations, with some of the test wells drilled on a less than 80-acre spacing basis. In 2009, BROG drilled and completed a horizontal well in the Fruitland Coal formation on acreage that is burdened by the Royalty. BROG indicates that it will continue its program of horizontal drilling in 2012, with three or four horizontal wells planned to be drilled. While a horizontal well costs more to drill than a more traditional vertical well, the new technology enables the operator to reach additional reserves in areas not fully exploited. BROG reports it anticipates operating approximately three drilling rigs in the San Juan Basin during 2012 and that emphasis will be placed on re-working existing wells.

The Federal Energy Regulatory Commission is primarily responsible for federal regulation of natural gas. For a further discussion of gas pricing, gas purchasers, gas production and regulatory matters affecting gas production see Item 2, “Properties,” in the accompanying Form 10-K.

COLORADO

Montezuma

La Plata

Archuleta

DURANGO

FARMINGTON

NEW MEXICO

Rio Arriba

San Juan

Sandoval

McKinley

LOCATIONS

Map Key

? San Juan Basin

? Gas Fields

? Oil Field

? Leasehold Acreage

Glossary of Terms

Aggregate Monthly Distribution

An amount paid to Unit holders equal to the Royalty Income received by the Trustee during a calendar month plus interest, less the general and administrative expenses of the Trust, adjusted by any changes in cash reserves.

BBL

Barrel, generally 42 U.S. gallons measured at 60°F.

BCF

Billion cubic feet.

BROG

Burlington Resources Oil & Gas Company LP.

BTU

British thermal unit; the amount of heat necessary to raise the temperature of one pound of water one degree Fahrenheit.

Coal Seam Well

A well completed to a coal deposit found to contain and emit natural gas.

Commingled Well

A well which produces from two or more formations through a common well casing and a single tubing string.

Conventional Well

A well completed to a formation historically found to contain deposits of oil or gas (for example, in the San Juan Basin, the Pictured Cliffs, Dakota and Mesaverde formations) and operated in the conventional manner.

Depletion

The exhaustion of a petroleum reservoir; the reduction in value of a wasting asset by removing minerals; for tax purposes, the removal and sale of minerals from a mineral deposit.

Distributable Income

An amount paid to Unit holders equal to the Royalty Income received by the Trustee during a given period plus interest, less the general and administrative expenses of the Trust, adjusted by any changes in cash reserves.

Dual Completion

The completion of a well into two separate producing formations at different depths, generally through one string of pipe producing from one of the formations, inside of which is a smaller string of pipe producing from the other formation.

Grantor Trust

A trust (or portion thereof) with respect to which the grantor or an assignee of the grantor, rather than the trust, is treated as the owner of the trust properties and is taxed directly on the trust income for Federal income tax purposes under Sections 671 through 679 of the Internal Revenue Code of 1986, as amended.

Gross Acres or Wells

The interests of all persons owning interests in such acres or wells.

Gross Proceeds

The amount received by BROG (or any subsequent owner of the Underlying Properties) from the sale of the production attributable to such interests.

Horizontal Well

A well that begins as a vertical or inclined linear bore, which extends from the surface to a subsurface location just above the target oil or gas reservoir, then bears off to intersect the reservoir and, thereafter, continues at a near-horizontal attitude to substantially or entirely remain within the reservoir until the desired bottom hole location is reached.

Indenture

The Amended and Restated Royalty Trust Indenture, dated December 12, 2007 (the original Royalty Trust Indenture, dated November 1, 1980 having been entered into between Southland Royalty Company and The Fort Worth National Bank, as Trustee, and previously amended and restated effective September 30, 2002).

Infill Drilling

The drilling of wells intended to be completed to proven reservoirs or formations, sometimes occurring in conjunction with regulatory approval for increased density in the spacing of wells.

Lease Operating Expenses

Expenses incurred in the operation of a producing property as apportioned among the several parties in interest.

MCF

1,000 cubic feet; the standard unit for measuring the volume of natural gas.

MMBTU

One million British thermal units.

Multiple Completion Well

A well which produces simultaneously, with or without separate tubing strings, from two or more producing horizons or alternatively from each.

Net Acres or Wells

The interests of BROG in such acres or wells.

Net Overriding Royalty Interest

A share of gross production from a property, measured by net profits from operation of the property and carved out of the leasehold interest; similar to a net profits interest.

Net Proceeds

The excess of Gross Proceeds received by BROG during a particular period over Production Costs for such period.

Payadd

Completion in an existing well of additional productive zone(s) within a producing formation.

Production Costs

Costs incurred on an accrual basis by BROG in operating the Underlying Properties, including both capital and non-capital costs and including, for example, development drilling, production and processing costs, applicable taxes and operating charges.

Recavitated Well

A coal seam well, the production from which has been enhanced or extended by the enlargement of the cavity within the coal deposit to which the well has been completed.

Recompleted Well

A well completed by drilling a separate well bore from an existing casing in order to reach the same reservoir, or re-drilling the same well bore to reach a new reservoir after production from the original reservoir has been abandoned.

Royalty

The principal asset of the Trust; the 75% net overriding royalty interest conveyed to the Trust on November 3, 1980, by Southland Royalty Company, the predecessor to BROG, which was carved out of the Underlying Properties.

Royalty Income

The monthly Net Proceeds attributable to the Royalty.

Spot Price

The price paid for gas, oil or oil products sold under contracts for the purchase and sale of such minerals on a short-term basis.

Underlying Properties

The working, overriding royalty and other leasehold interests owned by Southland Royalty Company, the predecessor to BROG, in properties located in the San Juan Basin of northwestern New Mexico, out of which the Royalty was carved.

Units of Beneficial Interest

The units of ownership of the Trust, equal to the number of shares of common stock of Southland Royalty Company outstanding at the close of business on November 3, 1980.

Working Interest

The operating interest under an oil and gas lease.

Photography © Al Schneider—San Juan/Four Corners Native Plant Society

Annual Report Design by Curran & Connors, Inc. / www.curran-connors.com

Dallas, Texas

TRANSFER AGENT

Computershare Investor Services

P.O. Box 43078

Providence, Rhode Island 02940-3078

www.computershare.com

For questions about distribution payments, address changes, and transfer procedures, call 312.360.5154