Form 10-K, Exhibit 13
period 2012-12-31
SAN JUAN BASIN ROYALTY TRUST
filed 2013-03-01
CIK 319655

2012 ANNUAL REPORT

SAN JUAN

BASIN

ROYALTY

TRUST

THE TRUST

The principal asset of the San Juan Basin Royalty Trust (the “Trust”) consists of a 75% net overriding royalty interest (the “Royalty”) carved out of certain oil and gas leasehold and royalty interests (the “Underlying Properties”) in properties located in the San Juan Basin of northwestern New Mexico.

2012 Annual Report—San Juan Basin Royalty Trust

TO OUR UNIT HOLDERS

We are pleased to present the 2012 Annual Report of the San Juan Basin Royalty Trust. The report includes a copy of the Trust’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “Commission”) for the year ended December 31, 2012, without exhibits. The Form 10-K contains important information concerning the Underlying Properties, as defined below, including the oil and gas reserves attributable to the 75% net overriding royalty interest owned by the Trust. Production figures provided in this letter and in the Trustee’s Discussion and Analysis are based on information provided by Burlington Resources Oil & Gas Company LP (“Burlington”), the current owner of the Underlying Properties and the successor, through a series of assignments and mergers, to Southland Royalty Company (“Southland”). The Trust was established in November 1980 by Southland. Pursuant to the Indenture that governs the operations of the Trust, Southland conveyed to the Trust a 75% net overriding royalty interest (similar to a net profits interest) (the “Royalty”), carved out of Southland’s oil and gas leasehold interests (the “Underlying Properties”) in properties in the San Juan Basin of northwestern New Mexico.

The Royalty constitutes the principal asset of the Trust. Under the Indenture governing the Trust, the function of Compass Bank, as Trustee, is to collect the net proceeds attributable to the Royalty (“Royalty Income”), to pay all expenses and charges of the Trust, and then distribute the remaining available income to the Unit Holders. Income distributed to Unit Holders in 2012 was $33,481,687 or $0.718358 per Unit. Distributable income for 2012 consisted of Royalty Income of $34,485,777 plus interest income of $570,291, less administrative expenses of $1,574,381. Information about the Trust’s estimated proved reserves of gas, including coal seam gas, and of oil as well as the present value of net revenues discounted at 10% can be found in Item 2 of the accompanying Form 10-K.

Certain Royalty Income is generally considered portfolio income under the passive loss rules of the Internal Revenue Code of 1986, as amended. Therefore, Unit Holders should generally not consider the taxable income from the Trust to be passive income in determining net passive income or loss. Unit Holders should consult their tax advisors for further information. Unit Holders of record will receive an annual individualized tax information letter and a Form 1099 for the year ending December 31, 2012. Unit Holders owning Units in nominee name may obtain monthly tax information from the Trust’s Web site or from the Trustee upon request. For the reader’s convenience, a glossary of definitions used in this report can be found on the inside back cover. Please visit our Web site at www.sjbrt.com to access news releases, reports, Commission filings and tax information.

Compass Bank, Trustee

BY: LEE ANN ANDERSON

Vice President and Senior Trust Officer

The principal asset of the Trust is a 75% net overriding royalty interest (the “Royalty”). The Royalty is similar to a net profits interest and it burdens certain of Southland’s oil and gas leasehold interests (the “Underlying Properties”) in properties located in the San Juan Basin of northwestern New Mexico. References below to “gross” wells and acres are to the interests of all persons owning interests therein, while references to “net” are to the interests of Burlington (from which the Royalty was carved) in such wells and acres.

The Underlying Properties consist of working interests, royalty interests, overriding royalty interests and other contractual rights in 151,900 gross (119,000 net) producing acres in San Juan, Rio Arriba and Sandoval Counties of northwestern New Mexico and 4,015 gross (1,158.5 net) wells, calculated on a well bore basis and not including multiple completions as separate wells. Of those wells, 7 gross (5 net) are oil wells and the balance are gas wells. Burlington reports that approximately 839 gross (319.6 net) of the wells are multiple completion wells resulting in a total of 4,854 gross (1,478.1 net) completions.

Production from conventional gas wells is primarily from the Pictured Cliffs, Mesaverde and Dakota formations. ranging in depth from 1,500 to 8,000 feet. During 1988, Southland began development of coal seam reserves in the Fruitland Coal formation. In 2011, Burlington drilled a conventional well which was completed not only to the Mesaverde and the Dakota formations, but also to the Mancos Shale formation which lies between the two. In 2012, Burlington commenced a horizontal well in the Mancos Shale formation. Burlington indicates it will continue to study the Mancos Shale formation and to drill wells intended to be completed to all three of the Mesaverde, Dakota and Mancos Shale formations, but that its program of horizontal drilling activity in the Mancos Shale is uncertain for 2013.

The characteristics of the Pictured Cliffs, the Mesaverde and the Dakota reservoirs result in the wells having very long productive lives. A production index for oil and gas properties is derived by dividing remaining reserves by current production. Based upon the reserve report prepared by the Trust’s independent petroleum engineers as of December 31, 2012, the production index for the Underlying Properties is estimated to be approximately 10.18 years. The production index is subject to change from year to year based on reserve revisions and production levels and is not presented as an estimate of the life expectancy of the Trust. Among the factors considered by engineers in estimating remaining reserves of natural gas is the applicable sales price for gas. As the sales price increases, the producer can justify expending higher lifting costs and therefore reasonably expect to recover more of the known reserves. Accordingly, as gas prices rise, the production index increases and vice versa.

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

DESCRIPTION OF

PROPERTIES

In February 2002, Burlington informed the Trust that the New Mexico Oil Conservation Division (the “OCD”) had approved plans for 80-acre infill drilling of the Dakota formation in the San Juan Basin. In July 2003, the OCD approved 160-acre spacing in the Fruitland Coal formation. Eighty-acre spacing has been permitted in the Mesaverde formation since 1997. Burlington is participating in an ongoing study involving test wells completed to the Mesaverde and/or Dakota formations, with some of the test wells drilled on a less than 80-acre spacing basis. In 2009, Burlington drilled and completed a horizontal well in the Fruitland Coal formation on acreage that is burdened by the Royalty. In 2012, the ODC approved 320-acre spacing units for wells completed to the Mancos Shale formation. For well drilled horizontally, multiple units may be combined along the well bore so long as that well bore is perforated in each such unit. While a horizontal well costs more to drill than a more traditional vertical well, the new technology enables the operator to reach additional reserves in areas not fully exploited. Burlington reports it anticipates operating approximately three drilling rigs in the San Juan Basin during 2013 and that emphasis will be placed on re-working existing wells as distinguished from the drilling of new wells.

The Federal Energy Regulatory Commission is primarily responsible for federal regulation of natural gas. For a further discussion of gas pricing, gas purchasers, gas production and regulatory matters affecting gas production see Item 2, “Properties,” in the accompanying Form 10-K.

San Juan Basin Royalty Trust—2012 Annual Report

UNITS OF BENEFICIAL INTEREST

The Units of beneficial interest of the Trust (the “Units”) are traded on the New York Stock Exchange under the symbol “SJT.” At February 20, 2013 the closing price of a Unit was $15.52. From January 1, 2011, to December 31, 2012, the quarterly high and low sales prices and the aggregate amount of monthly distributions per Unit paid each quarter were as follows:

Distributions 2012 High Low Paid First Quarter $23.1570 $17.4200 $ .313776 Second Quarter 19.4899 12.0600 .222678 Third Quarter 16.9000 12.9800 .099066 Fourth Quarter 15.0000 12.3400 .082838 Total for 2012 $ .718358

Distributions 2011 High Low Paid First Quarter $27.9800 $22.5200 $ .319015 Second Quarter 27.6900 22.6500 .337370 Third Quarter 25.4900 20.4200 .378900 Fourth Quarter 25.2000 21.3500 ..406288 Total for 2011 $1.441573

At February 20, 2013, there were 46,608,796 Units outstanding held by 1,247 Unit Holders of record. The following table presents information relating to the distribution of record ownership of Units: Number of Type of Unit Holders Unit Holders Units Held Individuals, Joint Holders and Minors 1,093 1,331,597 Fiduciaries 121 673,751 Clubs, Associations or Societies 4 3,107 Depositary (for all beneficial Holders) 1 44,071,744 Corporations 28 528,597 Total 1,247 46,608,796

10-K FINANCIAL REPORT

SAN JUAN

BASIN

ROYALTY

TRUST

GLOSSARY OF TERMS

Aggregate Monthly Distribution

An amount paid to Unit Holders equal

to the Royalty Income received by the

Trustee during a calendar month plus

interest, less the general and adminis-

trative expenses of the Trust, adjusted

by any changes in cash reserves.

BBL

Barrel, generally 42 U.S. gallons

measured at 60°F.

BCF

Billion cubic feet.

BTU

British thermal unit; the amount of

heat necessary to raise the tempera-

ture of one pound of water one degree

Fahrenheit.

Coal Seam Well

A well completed to a coal deposit

found to contain and emit natural gas.

Commingled Well

A well which produces from two or

more formations through a common

well casing and a single tubing string.

Conventional Well

A well completed to a formation

historically found to contain deposits

of oil or gas (for example, in the San

Juan Basin, the Pictured Cliffs, Dakota

and Mesaverde formations) and oper-

ated in the conventional manner.

Depletion

The exhaustion of a petroleum reser-

voir; the reduction in value of a wasting

asset by removing minerals; for tax

purposes, the removal and sale of

minerals from a mineral deposit.

Distributable Income

An amount paid to Unit Holders equal

to the Royalty Income received by the

Trustee during a given period plus

interest, less the general and adminis-

trative expenses of the Trust, adjusted

by any changes in cash reserves.

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

The amount received by Burlington

(or any subsequent owner of the

Underlying Properties) from the sale

of the production attributable to

such interests.

Horizontal Well

A well that begins as a vertical or

inclined linear bore, which extends

from the surface to a subsurface loca-

tion just above the target oil or gas

reservoir, then bears off to intersect

the reservoir and, thereafter, contin-

ues at a near-horizontal attitude to

substantially or entirely remain within

the reservoir until the desired bottom

hole location is reached.

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

The interests of Burlington in such

acres or wells.

Net Overriding Royalty Interest

A share of gross production from a

property, measured by net profits from

operation of the property and carved

out of the working interest, i.e., a net

profits interest.

Net Proceeds

The excess of Gross Proceeds

received by Burlington during a par-

ticular period over Production Costs

for such period.

Payadd

Completion in an existing well of

additional productive zone(s) within

a producing formation.

Production Costs

Costs incurred on an accrual basis by

Burlington in operating the Underlying

Properties, including both capital and

non-capital costs and including, for

example, development drilling, produc-

tion and processing costs, applicable

taxes and operating charges.

Recavitated Well

A coal seam well, the production from

which has been enhanced or extended

by the enlargement of the cavity within

the coal deposit to which the well has

been completed.

Recompleted Well

A well completed by drilling a separate

well bore from an existing casing in

order to reach the same reservoir, or

re-drilling the same well bore to reach

a new reservoir.

Royalty

The principal asset of the Trust; the

75% net overriding royalty interest

conveyed to the Trust on November 3,

1980, by Southland Royalty Company,

the predecessor to Burlington, which

was carved out of the Underlying

Properties.

Royalty Income

The monthly Net Proceeds attributable

to the Royalty.

Spot Price

The price paid for gas, oil or oil

products sold under contracts for the

purchase and sale of such minerals

on a short-term basis.

Underlying Properties

The working, royalty and other interests

owned by Southland Royalty Company,

the predecessor to Burlington, in prop-

erties located in the San Juan Basin

of northwestern New Mexico, out of

which the Royalty was carved.

Units of Beneficial Interest

The units of ownership of the Trust,

equal to the number of shares of

common stock of Southland Royalty

Company outstanding at the close of

business on November 3, 1980.

Working Interest

The operating interest under an oil

and gas lease.

San Juan Basin Royalty Trust Compass Bank, Trustee 300 West Seventh Street, Suite B Fort Worth, Texas 76102 Toll-free telephone: 866.809.4553 Outside U.S. telephone: 904.230.3401 www.sjbrt.com sjt@bbvacompass.com

Auditors Weaver L.L.P. Fort Worth, Texas

Legal Counsel

Greenberg Traurig, LLP Dallas, Texas

Transfer Agent

Computershare Investor Services P.O. Box 43078 Providence, Rhode Island 02940-3078 www.computershare.com

For questions about distribution payments, address changes, and transfer procedures, call 312.360.5154