Form 10-K, Exhibit 13
period 2013-12-31
SAN JUAN BASIN ROYALTY TRUST
filed 2014-03-03
CIK 319655

Exhibit 13(a)

SAN JUAN BASIN ROYALTY TRUST

ANNUAL REPORT 2013

THE TRUST

The principal asset of the San Juan Basin Royalty Trust (the "Trust") consists of a 75% net overriding royalty interest (the "Royalty") carved out of certain oil and gas leasehold and royalty interests (the "Underlying Properties") in properties located in the San Juan Basin of northwestern New Mexico.

COLORADO
Montezuma
La Plata
Archuleta
Durango
Farmington
NEW MEXICO
Rio Arriba
San Juan
McKinley
Sandoval
Map Key
San Juan Basin
Gas Fields
Oil Fields
Leasehold Acreage

On the Cover

Turquoise, valued by ancient cultures in New Mexico as a symbol of wealth, is thought to provide protection and longevity.

Production from conventional gas wells is primarily from the Pictured Cliffs, Mesaverde and Dakota formations, ranging in depth from 1,500 to 8,000 feet.

DESCRIPTION OF PROPERTIES

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

The Underlying Properties consist of working interests, royalty interests, overriding royalty interests and other contractual rights in 151,900 gross (119,000 net) producing acres in San Juan, Rio Arriba and Sandoval Counties of northwestern New Mexico and 4,007 gross (1,156.70 net) wells, calculated on a well bore basis and not including multiple completions as separate wells. Of those wells, 7 gross (5 net) are oil wells and the balance are gas wells. Burlington reports that approximately 852 gross (325.19 net) of the wells are multiple completion wells resulting in a total of 4,859 gross (1,481.89 net) completions.

Production from conventional gas wells is primarily from the Pictured Cliffs, Mesaverde and Dakota formations, ranging in depth from 1,500 to 8,000 feet. During 1988, Southland began development of coal seam reserves in the Fruitland Coal formation. In 2011, Burlington drilled a conventional well, which was completed not only to the Mesaverde and the Dakota formations, but also to the Mancos Shale formation, which lies between the two. In 2012 and 2013 Burlington drilled two horizontal wells in the Mancos Shale formation, one of which was completed on lands burdened by the Royalty. While Burlington will continue to assess its program of horizontal drilling, it expects no new horizontal or vertical drilling activity in the San Juan Basin in 2014.

The characteristics of the Pictured Cliffs, the Mesaverde and the Dakota reservoirs result in the wells having very long productive lives. A production index for oil and gas properties is derived by dividing remaining reserves by current production. Based upon the reserve report prepared by the Trust’s independent petroleum engineers as of December 31, 2013, the production index for the Underlying Properties is estimated to be approximately 10.32 years. The production index is subject to change from year to year based on reserve revisions and production levels and is not presented as an estimate of the life expectancy of the Trust. Among the factors considered by engineers in estimating remaining reserves of natural gas is the applicable sales price for gas. As the sales price increases, the producer can justify expending higher lifting costs and therefore reasonably expect to recover more of the known reserves. Accordingly, as gas prices rise, the production index increases and vice versa.

In addition to gas from conventional wells, the Underlying Properties also produce gas from coal seam wells completed to the Fruitland Coal formation. The process of removing coal seam gas is often referred to as degasification or desorption. Millions of years ago, natural gas was generated in the process of coal formation and absorbed into the coal. Water later filled the natural fracture system. When the water is removed from the natural fracture system, reservoir pressure is lowered and the gas desorbs from the coal. The desorbed gas then flows through the fracture system and is produced at the well bore. The volume of formation water production typically declines with time and the gas production may increase for a period of time before starting to decline. In order to dispose of the formation water, surface facilities including pumping units are required. The price of coal seam gas is typically lower than the price of conventional gas. This is because the heating value of coal seam gas is much lower than that of conventional gas due to (a) ever increasing percentages of carbon dioxide in coal seam gas (carbon dioxide has no heating value), and (b) the absence of heavier hydrocarbons such as ethanes, propanes, and butanes, which are present in conventional gas. Furthermore, the processing fees for coal seam gas are typically higher than the processing fees for conventional gas due to the cost of extracting the carbon dioxide.

In February 2002, Burlington informed the Trust that the New Mexico Oil Conservation Division (the “OCD”) had approved plans for 80-acre infill drilling of the Dakota formation in the San Juan Basin. In July 2003, the OCD approved 160-acre spacing in the Fruitland Coal formation. Eighty-acre spacing has been permitted in the Mesaverde formation since

1997. The OCD has approved 320-acre spacing units for wells completed to the Mancos Shale within the Basin Mancos Gas Pool. For wells drilled horizontally, multiple units may be combined along the well bore so long as that well bore is perforated in each such unit.

In light of the challenged price environment for natural gas and natural gas liquids, Burlington plans to continue the temporary suspension of its drilling program in the San Juan Basin, indicating that it currently plans to have no drilling rigs operating in the Basin during 2014. However, Burlington reported that it continually monitors natural gas prices and plans to restart the program at some point in the future, dependent upon such gas prices. Existing wells will continue to be operated.

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

TO OUR UNIT HOLDERS

We are pleased to present the 2013 Annual Report of the San Juan Basin Royalty Trust. The report includes a copy of the Trust’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “Commission”) for the year ended December 31, 2013, without exhibits. The Form 10-K contains important information concerning the Underlying Properties, as defined below, including the oil and gas reserves attributable to the 75% net overriding royalty interest owned by the Trust. Production figures provided in this letter and in the Trustee’s Discussion and Analysis are based on information provided by Burlington Resources Oil & Gas Company LP (“Burlington”), the current owner of the Underlying Properties and the successor, through a series of assignments and mergers, to Southland Royalty Company (“Southland”). The Trust was established in November 1980 by Southland. Pursuant to the Indenture that governs the operations of the Trust, Southland conveyed to the Trust a 75% net overriding royalty interest (similar to a net profits interest) (the “Royalty”), carved out of Southland’s oil and gas leasehold interests (the “Underlying Properties”) in properties in the San Juan Basin of northwestern New Mexico.

The Royalty constitutes the principal asset of the Trust. Under the Indenture governing the Trust, the function of Compass Bank, as Trustee, is to collect the net proceeds attributable to the Royalty (“Royalty Income”), to pay all expenses and charges of the Trust, and then distribute the remaining available income to the Unit Holders. Income distributed to Unit Holders in 2013 was $36,492,592 or $0.782955 per Unit.

Distributable income for 2013 consisted of Royalty Income of $38,042,603 plus interest income of $3,413, less administrative expenses of $1,523,906 and an increase in cash reserves of $29,518. Information about the Trust’s estimated proved reserves of gas, including coal seam gas, and of oil as well as the present value of net revenues discounted at 10% can be found in Item 2, “Properties,” in the accompanying Form 10-K.

Certain Royalty Income is generally considered portfolio income under the passive loss rules of the Internal Revenue Code of 1986, as amended. Therefore, Unit Holders should generally not consider the taxable income from the Trust to be passive income in determining net passive income or loss. Unit Holders should consult their tax advisors for further information. Unit Holders of record will receive an annual individualized tax information letter and Forms 1099 for the year ending December 31, 2013. Unit Holders owning Units in nominee name may obtain monthly tax information from the Trust’s Web site or from the Trustee upon request. For the reader’s convenience, a glossary of definitions used in this report can be found on the inside back cover. Please visit our Web site at www.sjbrt.com to access news releases, reports, Commission filings and tax information.

Compass Bank, Trustee

BY: LEE ANN ANDERSON

Vice President and Senior Trust Officer

UNITS OF BENEFICIAL INTEREST

The Units of beneficial interest of the Trust (the “Units”) are traded on the New York Stock Exchange under the symbol “SJT.” At February 20, 2014 the closing price of a Unit was $17.96. From January 1, 2012, to December 31, 2013, the quarterly high and low sales prices and the aggregate amount of monthly distributions per Unit paid each quarter were as follows:

2013	High	Low	Distributions Paid
First Quarter	$17.9500	$13.5400	$.072868
Second Quarter	16.3000	14.0100	.118790
Third Quarter	17.4800	15.5100	.288708
Fourth Quarter	18.2200	15.5000	.302589

Total for 2013			$.782955

2012	High	Low	Distributions Paid
First Quarter	$23.1570	$17.4200	$.313776
Second Quarter	19.4899	12.0600	.222678
Third Quarter	16.9000	12.9800	.099066
Fourth Quarter	15.0000	12.3400	.082838

Total for 2012			$.718358

At February 20, 2014, there were 46,608,796 Units outstanding held by 1,191 Unit Holders of record. The following table presents information relating to the distribution of record ownership of Units:

Type of Unit Holders	Number of Unit Holders	Units Held
Individuals, Joint Holders and Minors	1,048	1,191,158
Fiduciaries	111	692,723
Clubs, Associations or Societies	4	3,107
Depositary (for all beneficial Holders)	1	44,203,211
Corporations	27	518,597

Total	1,191	46,608,796

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

Net Acres or Wells: The interests of Burlington in such acres or wells.

Net Overriding Royalty Interest: A share of gross production from a property, measured by net profits from operation of the property and carved out of the working interest, i.e., a net profits interest.

Net Proceeds: The excess of Gross Proceeds received by Burlington during a particular period over Production Costs for such period.

Payadd: Completion in an existing well of additional productive zone(s) within a producing formation.

Production Costs: Costs incurred on an accrual basis by Burlington in operating the Underlying Properties, including both capital and non-capital costs and including, for example, development drilling, production and processing costs, applicable taxes and operating charges.

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

Underlying Properties: The working, royalty and other interests owned by Southland Royalty Company, the predecessor to Burlington, in properties located in the San Juan Basin of northwestern New Mexico, out of which the Royalty was carved.

Units of Beneficial Interest: The units of ownership of the Trust, equal to the number of shares of common stock of Southland Royalty Company outstanding at the close of business on November 3, 1980.

Working Interest: The operating interest under an oil and gas lease.

SAN JUAN BASIN ROYALTY TRUST
Compass Bank, Trustee
300 West Seventh Street, Suite B
Fort Worth, Texas 76102
Toll-free telephone: 866-809-4553
Outside U.S. telephone: 904-230-3401
www.sjbrt.com
sjt@bbvacompass.com

AUDITORS
Weaver L.L.P.
Fort Worth, Texas

LEGAL COUNSEL
Greenberg Traurig, LLP
Dallas, Texas

TRANSFER AGENT
Computershare Investor Services
P.O. Box 43078
Providence, Rhode Island 02940-3078
www.computershare.com

For questions about distribution payments, address changes, and transfer procedures call 312-360-5154