Form 10-K, Exhibit 13
period 2014-12-31
SAN JUAN BASIN ROYALTY TRUST
filed 2015-03-02
CIK 319655

Exhibit 13(a)

SAN JUAN BASIN ROYALTY TRUST

ANNUAL REPORT 2014

THE TRUST

The principal asset of the San Juan Basin Royalty Trust (the “Trust”) consists of a 75% net overriding royalty interest (the “Royalty”) carved out of certain oil and gas leasehold and royalty interests (the “Underlying Properties”) in properties located in the San Juan Basin of northwestern New Mexico.

MAP KEY

San Juan Basin

COLORADO Oil Fields

Gas Fields

Montezuma La Plata Leasehold Acreage

Archuleta

Farmington Durango

NEW MEXICO

Rio Arriba

San Juan

McKinley

Sandoval

ON THE COVER Navajo (Navajo:diyogi) textiles are highly regarded and an important element of the Navajo economy.

Visit our new Web site at www.sjbrt.com to access news releases, reports, Commission filings and tax information.

TO OUR UNIT HOLDERS

We are pleased to present the 2014 Annual Report of the San Juan Basin Royalty Trust. The report includes a copy of the Trust’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “Commission”) for the year ended December 31, 2014 without exhibits. The Form 10-K contains important information concerning the Underlying Properties, as defined below, including the oil and gas reserves attributable to the 75% net overriding royalty interest owned by the Trust. Production figures provided in this letter and in the Trustee’s Discussion and Analysis are based on information provided by Burlington Resources Oil & Gas Company LP (“Burlington”), the current owner of the Underlying Properties and the successor, through a series of assignments and mergers, to Southland Royalty Company (“Southland”). The Trust was established in November 1980 by Southland. Pursuant to the Indenture that governs the operations of the Trust, Southland conveyed to the Trust a 75% net overriding royalty interest (similar to a net profits interest) (the “Royalty”), carved out of Southland’s oil and gas leasehold interests (the “Underlying Properties”) in properties in the San Juan Basin of northwestern New Mexico.

The Royalty constitutes the principal asset of the Trust. Under the Indenture governing the Trust, the function of Compass Bank, as Trustee, is to collect the net proceeds attributable to the Royalty (“Royalty Income”), to pay all expenses and charges of the Trust, and then distribute the remaining available income to the Unit Holders. Income distributed to Unit Holders in 2014 was $59,873,115 or $1.284587 per Unit. Distributable income for 2014 consisted of Royalty Income of $61,507,662 plus interest income of $75,835, less administrative expenses of $1,710,382. Information about the Trust’s estimated proved reserves of gas, including coal seam gas, and of oil, as well as the present value of net revenues discounted at 10%, can be found in Item 2, “Properties,” in the accompanying Form 10-K.

Certain Royalty Income is generally considered portfolio income under the passive loss rules of the Internal Revenue Code of 1986, as amended. Therefore, Unit Holders should generally not consider the taxable income from the Trust to be passive income in determining net passive income or loss. Unit Holders should consult their tax advisors for further information. Unit Holders of record will receive an annual individualized tax information letter and a Form 1099 for the year ending December 31, 2014. Unit Holders owning Units in nominee name may obtain monthly tax information from the Trust’s Web site or from the Trustee upon request. For the reader’s convenience, a glossary of definitions used in this report can be found on the inside back cover. Please visit our Web site at www.sjbrt.com to access news releases, reports, Commission filings and tax information.

Compass Bank, Trustee

BY: LEE ANN ANDERSON

Vice President and Senior Trust Officer

The characteristics of the Pictured Cliffs, the Mesaverde and the Dakota reservoirs result in the wells having very long productive lives.

DESCRIPTION OF PROPERTIES

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

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

The Underlying Properties consist of working interests, royalty interests, overriding royalty interests and other contractual rights in 151,900 gross (119,000 net) producing acres in San Juan, Rio Arriba and Sandoval Counties of northwestern New Mexico and 4,000 gross (1,154.80 net) wells, calculated on a well bore basis and not including multiple completions as separate wells. Of those wells, seven gross (five net) are oil wells and the balance are gas wells. Burlington reports that approximately 845 gross (322.52 net) of the wells are multiple completion wells resulting in a total of 4,845 gross (1,477.62 net) completions.

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

While Burlington will continue to assess its program of horizontal drilling, it expects no new horizontal drilling activity in the San Juan Basin in 2015.

The characteristics of the Pictured Cliffs, the Mesaverde and the Dakota reservoirs result in the wells having very long productive lives. A production index for oil and gas properties is derived by dividing remaining reserves by current production. Based upon the reserve report prepared by the Trust’s independent petroleum engineers as of December 31, 2014, the production index for the Underlying Properties is estimated to be approximately 7.89 years. The production index is subject to change from year to year based on reserve revisions and production levels and is not presented as an estimate of the life expectancy of the Trust. Among the factors considered by engineers in estimating remaining reserves of natural gas is the applicable sales price for gas. As the sales price increases, the producer can justify expending higher lifting costs and therefore reasonably expect to recover more of the known reserves. Accordingly, as gas prices rise, the production index increases and vice versa.

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

In light of the challenged price environment for natural gas and natural gas liquids, Burlington plans to suspend its drilling program in the San Juan Basin in March 2015. However, Burlington reported that it continually monitors natural gas prices and plans to restart the program at some point in the future, dependent upon such gas prices. Existing wells will continue to be operated.

The Federal Energy Regulatory Commission is primarily responsible for federal regulation of natural gas. For a further discussion of gas pricing, gas purchasers, gas production and regulatory matters affecting gas production see Item 2, “Properties,” in the accompanying Form 10-K.

UNITS OF BENEFICIAL INTEREST

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

The Units of beneficial interest of the Trust (the “Units”) are traded on the New York Stock Exchange under the symbol “SJT.” At February 18, 2015 the closing price of a Unit was $15.37. From January 1, 2013, to December 31, 2014, the quarterly high and low sales prices and the aggregate amount of monthly distributions per Unit paid each quarter were as follows:

2014 High Low Distributions Paid

First Quarter $18.2490 $16.4400 $.302300

Second Quarter 20.2500 17.3300 .380019

Third Quarter 19.5700 16.2500 .336690

Fourth Quarter 19.2200 13.6200 .265578

Total for 2014 $1.284587

2013 High Low Distributions Paid

First Quarter $17.9500 $13.5400 $.072868

Second Quarter 16.3000 14.0100 .118790

Third Quarter 17.4800 15.5100 .288708

Fourth Quarter 18.2200 15.5000 .302589

Total for 2013 $.782955

At February 18, 2015, there were 46,608,796 Units outstanding held by 1,132 Unit Holders of record. The following table presents information relating to the distribution of record ownership of Units:

Type of Unit Holders Number of Unit Holders Units Held

Individuals, Joint Holders and Minors 1,000 1,204,444

Fiduciaries 103 561,824

Clubs, Associations or Societies 4 3,107

Depositary (for all beneficial Holders) 1 44,323,024

Corporations 24 516,397

Total 1,132 46,608,796

GLOSSARY OF TERMS

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

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

Production Costs: Costs incurred on an accrual basis by Burlington in operating the Underlying Properties, including both capital and non-capital costs and including, for example, development drilling, production and processing costs,applicable taxes and operating charges.

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

Units of Beneficial Interest: The units of ownership of theTrust, equal to the number of shares of common stock of Southland Royalty Company outstanding at the close of business on November 3, 1980.

Working Interest: The operating interest under an oil and gas lease.

SAN JUAN BASIN ROYALTY TRUST

Compass Bank, Trustee

300 West Seventh Street, Suite B Fort Worth, Texas 76102 Toll-free telephone: 866-809-4553 Outside U.S. telephone: 904-230-3401 www.sjbrt.com sjt.us@bbva.com

AUDITORS

Weaver L.L.P. Fort Worth, Texas

LEGAL COUNSEL

Greenberg Traurig, LLP Dallas, Texas

TRANSFER AGENT

Computershare Investor Services P.O. Box 43078 Providence, Rhode Island 02940-3078 www.computershare.com

For questions about distribution payments, address changes, and transfer procedures call 312-360-5154